FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327 – 4th floor
Vila Olímpia,
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Communication regarding 4th Quarter Fiscal Year 2010 earnings release

Item 1

In first year of IFRS, Cosan presents
record EBITDA of R$2.7 billion

São Paulo, June 06, 2011 - COSAN LIMITED (NYSE: CZZ; BM&FBovespa: CZLT11) and COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBovespa: CSAN3) are announcing today their results for the fiscal year 2011, ended on March 31, 2011. The results for FY’11 are shown in consolidated form, according to the new Brazilian corporate legislation and aligned with international accounting principles (IFRS).

FY’11 Highlights
Marcelo Martins CFO & IRO Luiz Felipe Jansen de Mello Head of IR ri@cosan.com.br www.cosan.com.br
●    Implementation of new accounting principles according to international standards (IFRS)

●    Record net revenues in all business units (CAA, Cogeneration, CCL and Rumo)

●    Record volume sold of lubricants, totaling 166.4 million liters

●    EBITDA of R$146.2 million at Rumo, benefited by the beginning of transportation operations

●    Net income of R$771.6 million

Summary of Financial and Operating Information (R$MM)
4Q'10	4Q'11			FY10	FY'11
4,394.1	4,609.3	Net sales		15,336.1	18,063.5
710.6	1,137.1	●	Gross profit	2,064.7	2,913.4
16.2%	24.7%		Gross Margin	13.5%	16.1%
370.9	721.8	●	Operating income (loss)	1,472.9	1,191.1
8.4%	15.7%		Operating margin	9.6%	6.6%
646.1	1,057.5	●	EBITDA	2,227.1	2,671.0
14.7%	22.9%		EBITDA Margin	14.5%	14.8%
14.7%	22.9%		EBITDA Margin	14.5%	14.8%
294.7	486.8	●	Income (loss) before minority interest	1,049.6	776.6
294.0	480.9	●	Net income (loss)	1,053.7	771.6
6.7%	10.4%		Profit (loss) Margin	6.9%	4.3%
745.3	531.9	Capex		2,545.5	3,037.2
4,249.5	5,262.7	Net Debt		4,249.5	5,262.7
5,982.2	6,784.3	Shareholders' & Minorities Equity		5,982.2	6,784.3

Definitions:

FY’11 – fiscal year beginning on April 1, 2010 and ending on March 31, 2011
FY’10 – fiscal year beginning on April 1, 2009 and ending on March 31 , 2010
4Q’11 – quarter ended March 31, 2011
4Q’10 - quarter ended March 31, 2010

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A. Main IFRS impacts

Þ
Biological Assets, CPC 29 (IAS 41): the biological assets of the Company are now measured at their fair value, applying the future discounted cash flow method, the impact of which in the variation of fair value for the year ended March 31 , 2011 was R$ 381.9 million (R$44.9 million in 2010).

Þ
Business combination, CPC 15 (IFRS 3): the assets and liabilities of acquired business are evaluated at their fair value at the date of each transaction, increasing, mostly, the basis of the Company fixed assets and, accordingly, the depreciation (therefore no impact in EBITDA). As result, we had higher costs with amortization and depreciation of assets related to the acquisitions of Cosan Alimentos, Teaçu and Esso Brasileira (current CCL), impacting all of the Company’s business units.

Þ
Crop Treatment: Positive impact of R$370.9 million in the year (R$292.4 million in the prior year) due to consideration of crop treatment made in the fields (after planting) as being Capex and as a consequence its amortization being considered for purposes of  EBITDA calculation, which improved the cash cost and as a consequence the EBITDA of CAA;

Þ
Alienation of participation: reversal of R$ 223.0 million (when compared to the old BRGAAP) related to the disposal of participation in Rumo, since, in the IFRS, transactions between controlling shareholders and non controlling do not impact on the result, being directly recognized in net assets.

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B. Market Overview

Crushing in Center-South (CS) region of Brazil reached 556.8 million tons of sugarcane in the 2010/11 harvest, an amount 2.75% higher than the previous harvest according to data provided by UNICA. Sugarcane production increased by 16.9%, reaching 33.5 million tons, while ethanol production reached 25.4 billion liters, 7.1% higher than the previous harvest, 18.0 billion liters of which of hydrous ethanol and 7.4 billion liters of anhydrous ethanol. The lower sugarcane availability when compared to the initial projections made by UNICA, resulted from an extremely dry weather which, in spite of maximizing the amount of sugar equivalent in the sugarcane (TSR), has reduced its productivity rate by planted area. TSR per ton of sugarcane in the 2010/11 harvest totaled 141.20 kg, while during the 2009/10 harvest the TSR totaled 130,23 kg/ton. With the elevated prices in the international market, the production mix for sugar increased from 42.6% in the previous harvest to 44.71% in this harvest.

Crushing estimate for 2011/12 harvest is of 568.5 million of sugarcane, which represents an increase of 2.1% when compared to the previous harvest. This low increase for the second year in a row is a result of scarcity of raw materials, mainly impacted by the aging of the reeds due to the lack of investments in the sector, combined with an unfavorable weather condition in the previous harvest, as mentioned above. It is expected that 2011/12 harvest has an even more sugar profile, due to the investments made in sugar production driven by the elevated prices in the global market. The estimate of sugarcane production is of 34.6 million tons, while ethanol estimate is of 25.51 billion liters, with a higher share of anhydrous ethanol in the total amount.

Most recent numbers from UNICA indicate a decrease of sugarcane crushing in the beginning of 2011/12 harvest until May 16, 2011, totaling in 56.7 million tons, 39.5% lower than the same period in the previous harvest. The main reasons for this decrease are: (i) the delay in the beginning of the production units, due to the lowest availability of sugarcane, (ii) sugarcane quality inferior to the previous harvest with 8.51kg less of TSR per ton of sugarcane and (iii) anticipation in the previous harvest when some production units operated even during the slump period. The production mix began to prioritize ethanol due to the elevated prices in the domestic market, in which 59.87% of sugarcane was destined to this product and 40.13% destined to sugar. Sugar production reached 2.4 million tons, a decrease of 46.7% in comparison to the previous harvest, while ethanol production reached 2.2 billion liters, 1.3 billion liters of hydrous ethanol and 843,0 million of anhydrous ethanol, representing a decrease of 55.1% and an increase of 4.2%, respectively.

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Sugar

In the domestic market, the price of sugar remained elevated, with the bag of sugar of 50kg, based on ESALQ, traded in the quarterly average at R$74.0. Maintenance of high prices of sugar occurred due to the production encouragement of VHP to export, which resulted in a low availability of the product in the internal market once sugar production in the 2010/11 harvest increased by 16.94% or 5 million tons.

In Russia, the planted area expansion wasn’t enough to compensate the agricultural income losses related to the dryness due to high temperatures. For this reason, the development potential of beet was restrict and sugar production reached 3 million tons, which represents a decrease of 1 million tons in relation the initial expectations. Because of low availability there was a strong prices increase, which caused the Russian government to anticipate the reduction in import rates.

In India, the high availability of sugarcane resulted in a production Record in the region of Maharashtra of 9 million tons, which compensated the production decrease in Uttar Pradesh at the end of the harvest. Generally, the production in India must reach 26.1 million tons, only 400,000 tons lower to the market expectations. The government has authorized an export license of 500 thousand tons of sugar through OGL regimen until June 17.

Harvest in Thailand exceeded the expectations of the market reaching approximately 95 million tons of processed sugarcane, which represents a growth of 35% in annual comparison. The decision to prioritize the production of raw sugar instead of white sugar due to high premiums in the commodity market spot impacted the global balance of raw sugar, causing a low price of the product in the international market.

As a result, raw sugar price in this 4Q11 was of an average of ¢US$30,54/lb, 5,1% higher than the 3Q11 and 24.6% higher than the 4Q10 average, reaching

 ¢US$24,52/lb in the end of December. Refined sugar present an average price of US$751,43/ton for the period in the international market, 14.0% higher than in the 4Q10 and 2.8% higher than in the 3Q11.

In the 4Q11, Real currency presented an average quotation of R$1.67/US$, 1,8% lower than the average of the previous quarter and 7.5% lower than the 4Q10. The exchange rate at the end of the period was of R$1.6 3/US$, compared to R$ 1.67/US$ as of December 2010 and R$ 1.78/US$ as of March 2010.

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Ethanol

In the ethanol domestic market, the prices reached elevated level due to a very tight offer and demand balance, mainly due to (i) a shortfall of harvest in Brazil; (ii) a sugar production maximization and (iii) an increase of 6% in the light vehicles fleet. The average price for hydrous ethanol, based in ESALQ, was of R$ 1.237,3/cbm in the 4Q11, 21.9% higher than the previous quarter and 18.8 higher than the 4Q10. The average price of anhydrous ethanol was of R$ 1.361,1/cbm, an increase of 14.7% in comparison to the 3Q11 and of 14.5% in comparison to the same quarter of the previous year.

In this quarter there have also been important changes in the sector, with ANP (Brazilian National Oil Agency) being the official institution which shall regulate the ethanol market, which shall now be referred to as a fuel and no longer as an agricultural product, due to its strategic importance to Brazil. In addition, changes also have occurred to the mandatory blend of anhydrous ethanol to gasoline, which previously could vary from 2% to 25% and the lowest limit of which was reduced to 18%.

The average parity (weighted by fleet) of the price of hydrous ethanol in relation to gasoline in Brazil, calculated according to data provided by the ANP, was of approximately 80% at the end of the 4Q11, and only one Brazilian state, Mato Grosso, which represents 1.8% of the national fleet, with a parity of 70%.

Pursuant to ANFAVEA, during the 4Q11, 658.9 thousand flex-fuel vehicles were licensed throughout Brazil, which means 85% of the total new vehicles and a growth of 1.0% in relation to the 4Q10.

Fuel

Pursuant to ANP, the volume of Diesel sold in the first quarter of 2011was 3.9% higher than the same period of the previous year, reaching 11.6 billion liters. In spite of the elevated prices of hydrous ethanol, which caused ethanol to be less competitive than gasoline, its consumption increased by 2.4% in the period, with a volume o f 2.9 billion liters as result of the growth in the Brazilian flex fuel fleet. The volume traded of gasoline A increased by 2.9%, with 6.0 billion liters sold in the quarter, which caused the volume of anhydrous ethanol (25% blended with gasoline A) traded in the quarter to reach 2.1 billion liters.

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C. Production Data

4Q'10	4Q'11	Production Highlights	FY10	FY'11
181	77	Sugarcane Crushed (thd tons)	50,314	54,315
16	-	Own Cane (thd tons)	23,443	27,400
164	77	Suppliers (thd tons)	26,690	26,838
		Production	-
-	2	Raw Sugar (thd tons)	2,520	2,517
-	1	White Sugar (thd tons)	993	1,406
-	-	Anhydrous Ethanol (thd cbm)	623	686
9	3	Hydrous Ethanol (thd cbm)	1,212	1,516
115.0	136.1	Sugarcane TSR (kg/ton)	129.8	139.0
99.5%	0.0%	Mechanization (%)	64.5%	79.5%

This year harvest was strongly affected by the drought in the Center South region of the country, decreasing the availability of sugarcane. Despite this adverse weather effect, Cosan presented an increase of 8.0% in sugarcane crushed, totaling 54.3 million tons, mainly due to the beginning of  operation of Jataí and Caarapó greenfields . Own sugarcane represented, in this harvest, 50.4% of overall processed sugarcane, with mechanization index of 79.5%.

On the other hand, the dry weather favored the TSR concentration that reached 139.0 kg/tons of sugarcane in this harvest. The 12 month consolidation of Cosan Alimentos and better prices of sugar, mainly in the domestic market, enabled the strategy of prioritizing the white sugar production with more value added, which reached 1.4 million tons, 41.6% higher than the previous year

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D. Operating Performance

As from this year we are reporting the financial information in accordance with the new accounting rules effective in Brazil (“BR GAAP”), which are aligned with the international accounting principles (“IFRS”). This adoption has the date of April 1, 2009 as transition date (time in which we convert the opening balances in accordance with the old rules for the new accounting rules). Further details on these differences and main impacts from this change to the IFRS may be obtained and are detailed in explanatory note 3 of the financial statements.

In addition, as from the fiscal year 2011, the Company adopts the accounting criterion of hedge accounting, in order to provide more transparency to the hedging effects in its results. As well as in the prior Quarterly Letters for this fiscal year, all the effects from this accounting criterion adopted will be detailed in the section “Impacts from Hedge Accounting”.

EBITDA per Business Unit

EBITDA (R$ MM) - FY11	CAA	Rumo	CCL	Total*
Net Revenues	6,389.2	448.1	11,795.3	18,063.5
(-) Cost of Product Sold / Services Rendered	(4,400.5)	(316.5)	(11,014.1)	(15,150.1)
(=) Gross Profit	1,988.7	131.6	781.2	2,913.4
Gross Margin	31.1%	29.4%	6.6%	16.1%
(-) Selling Expenses	(568.4)	0.1	(456.1)	(1,026.0)
(-) General and Administrative Expenses	(393.0)	(29.1)	(118.9)	(541.0)
(-) Other Operating Revenues	(64.9)	9.9	31.8	(33.8)
(+) Depreciation and Amortization	1,168.2	33.7	156.6	1,358.5
(=) EBITDA	2,130.6	146.2	394.5	2,671.0
EBITDA Margin	33.3%	32.6%	3.3%	14.8%

* Total considers the effects from consolidation eliminations

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Net Revenue

4Q'10	4Q'11	Sales Composition (R$MM)		FY10	FY'11
4,394.1	4,609.3	Net Operating Revenue		15,336.1	18,063.5
1,850.2	1,674.0	CAA		5,380.1	6,389.2
1,215.5	985.1	●	Sugar Revenue - CAA	3,377.8	3,853.4
347.7	372.0		Local	1,062.3	1,387.3
867.8	613.2		Export	2,315.5	2,466.2
602.1	666.7	●	Ethanol Revenue - CAA	1,747.6	2,203.7
549.7	641.0		Local	1,325.9	1,958.9
52.4	25.8		Export	421.8	244.8
5.7	4.4	●	Energy Cogeneration - CAA	93.6	194.9
26.8	17.8	●	Other Revenue - CAA	161.0	137.1
38.3	84.4	Rumo		156.3	448.1
24.9	28.1	●	Loading	140.1	142.2
13.4	56.3	●	Transportation	16.1	305.9
2,588.7	2,911.8	CCL		10,145.1	11,795.3
2,401.6	2,681.8	●	Fuels Revenue - CCL	9,437.3	10,902.3
170.4	203.1		Ethanol	757.0	814.6
1,208.6	1,265.9		Gasoline	4,111.0	4,656.9
999.3	1,185.6		Diesel	4,338.5	5,325.3
23.3	27.2		Other	230.9	105.4
168.9	208.8	●	Lubes Revenue - CCL	634.0	822.4
18.1	21.2	●	Other Revenue - CCL	73.7	70.6
(83.0)	(60.9)	Eliminations from Consolidation		(345.4)	(569.1)

Cosan net revenue in FY’11 reached R$18.1 billion, compared to R$15.3 billion in FY’10. This increase of 17.8% reflects another year of growth in all the business units, through the increase in production capacity and volume sold and services rendered. In CAA, even with a difficult harvest due to unfavorable weather conditions that affected the sugarcane, productivity we obtained a production increase due to (i) the increase in the use of the installed capacity of 2 greenfields (Jataí and Caarapó), (ii) expansion of the sugar plants (iii) and beginning of operation of other co-generation projects, coupled with better prices of sugar and ethanol, increasing CAA revenue at 18.0%, to R$6.4 billion. The net revenue of CCL presented increase of 16.3%, totaling R$11.8 billion, particularly due to the increase of 22.7% in the revenue of Diesel, 29.7% in the lubricants and 13.3% of gasoline. In Rumo, the transportation operation primarily based on the partnership agreement with  ALL – America Latina Logística S.A. was the main responsible for the increase of 186.8% in its net revenue, which totaled R$448.1 million, of which R$305.9 million arising from the transportation service and R$142.2 million from loading

Net operating income (R$ MM)

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Sugar Sales - CAA

The sugar sales totaled in this fiscal year R$3.9 billion, an increase of 14.1% in relation to the prior year. The main factors contributing for the increase of R$ 475.6 million were:

Þ
Increase of R$128 million arising from the higher volume sold, 3.8% higher than the prior year. The sales in the domestic market increased 17.4%, with 1,238.2 thousand tons reflecting the effect of 12 months of sales against 10 months in the year prior to the purchase of Cosan Alimentos and the greater concentration of TSR in the sugarcane (139.0 kg / ton of sugarcane compared to 129.8 kg / ton of sugarcane in 2009/10 crop). However, the lower than expected harvest affected the sugar production and the exports of this  product decreased 1% in comparison to the previous year amounting to 3,052.6 thousand tons;

Þ
Increase of R$335 million due to prices 10% higher, with the prices in the domestic market 11.2% higher and the prices in the foreign market presenting an increase of only 7.5% when compared to the same prior year period, due to the effect of the hedge accounting, which had a negative impact of R$160.3 million.

The effect from the mix of products contributed with R$ 13 million, with a higher mix of sugar sold in the domestic market that reached 29% against 25.5% in the prior fiscal year.

Sugar

Volume (Thousand tons) and Average unit price  (R$/ton)

The sugar stocks ended this fiscal year 28.1% below the previous year, reflecting the commercial strategy adopted to better use the high prices of the product in the last quarter.

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Sugar Inventories

Inventories: Sugar
	4Q'10	4Q'11
'000 ton	135.8	97.7
R$'MM	93.6	77.6
R$/ton	689	794

 Ethanol Sales - CAA

The revenue from ethanol in FY’11 totaled R$2.2 billion, presenting an increase of 26.1% when compared to the previous year. We highlight, below, the main factors that increased the revenue at R$ 456.1 million:

Þ
Gains of R$81.2 million arising from the increase in the volume of ethanol sold due to the: (i) incorporation of  Cosan Alimentos plants in June 2009 which increased our crushing capacity; (ii) greater concentration of TSR and  (iii) ramp-up of the greenfields Jataí and Caarapó.

Þ	Gains of R$358.3 million, due to the increase of 20.5% in the average price of ethanol in the domestic and international markets;

Þ	Gains of R$16,6 million due to the effect of mix of products with less participation of sales in the foreign market, which presented lower average prices than the domestic market.

Ethanol

Volume (Million liters) and Average unit price (R$/thd liters)

Throughout this year, the Company opted for keeping a regular pace in its ethanol sales as evidenced in the prior quarters reflex of the commercial strategy of the Company.

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The inventories levels in 4Q11 presented a drop of 27.3% compared to the 4Q10, even with a production 20% higher than the previous year, due to the stronger demand and higher prices in the inter-harvest period.

Ethanol Inventories

Inventories: Ethanol
	4Q'10	4Q'11
'000 cbm	68.2	49.6
R$'MM	56.2	42.8
R$/cbm	824	864

Energy cogeneration - CAA

The energy revenue totaled R$194.9 million through the sale of R$8.9 million in steem and 1,254.0 thousand MWh of energy at an average price of R$148.3/MWh. The growth of 107.0% in the volume sold results from the beginning of operation of new cogeneration units (totaling 10 this year, compared to 6 in the prior year) and to the ramp-up of the others.

Cogeneration of Energy

Volume (‘000 MWh) and Average Unit price (R$/MWh)

Other Products and Services - CAA

The revenue from other products and services of CAA decreased 14.8%, or R$23.9 million in relation to FY’10, mainly due to Cosan’s strategic repositioning with the reduction in sales of products DaBarra Alimentos in the retail market which was alienated in February 2011 (except for the sugar brand).

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Rumo

The net revenue of Rumo of R$448.1 million in the FY’11 was 186.7% higher than the FY’10, reflex from the beginning of transportation operations in January 2010, which presented revenue of R$305.9 million.

Loading revenue was in line with the prior year, totaling R$ 142.2 million in the year, despite the 8.0% volume lower, benefitted from the increase of 10.4% in the loading price.

The lower loaded volume in the year arises from the concentration of the volume exported in the peak months, above loading capacity, and the lower than expected harvest, which reduced the sugar available to be exported at the end of the harvest. This effect was partially offset by the increase in prices.

As a result of the higher value added to the loaded product, mainly for the increase of the transportation operations, which exceed the initial expectation for the first year of operations, the revenue per loaded ton in this quarter was 3.1 times higher than the FY’10.

Rumo

Volume (Thousand tons) and Revenue per Ton (R$/ton loaded)

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Fuels Sales - CCL

CCL net revenue amounted to R$11.8 billion in the FY’11, 16.3% higher than the prior year, and the fuels revenue increased 15.5%, reaching R$10.9 billions. The main factors affecting the fuels revenue in this quarter were:

Þ	Increase of 21.6% in the sold volume of Diesel when compared to the FY’10. This increase occurred due to the following factors:

o
Increase of 9.0% in the domestic consumption of Diesel, according to ANP, due to the increase in the demand from industrial clients and transportation due to the recovery of the economic activity in the country.

o	Gains of market-share in the retail market, and mainly in the industrial segment.

Þ
Increase of 11.3% in gasoline C volume sold in relation to  the FY’10, partially compensated by the lower ethanol sold, due to the increase of percentage of flex fuel cars users that opted for this fuel replacing the hydrous ethanol;

Þ	Increase in the average unit prices of ethanol, gasoline and Diesel, and of the greater participation of Diesel and gasoline in the mix of sales, which present higher prices than ethanol.

Fuels

Volume (Million of liters) and Average Unit price (R$/thousand liters)

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Lubricants Sales – CCL

The increase of 29.7% in the revenue of lubricants, which totaled R$822.4 million in the quarter, results from the mix with greater participation from premium products, which have higher value added, and the strong increase in the sales volume, which reached 166.4 million of liters due to the increase of approximately 9.0% in the domestic consumption and gains of market share, a result from the marketing effort in the period.

Lubricants

Volume (Million of liters) and Average Unit price (R$/thousand liters)

The volume in stocks of CCL presented an increase of 10.7%, following the growth in the volume sold of fuels and lubricants. Upon analyzing the stocks in days of Sales, there was no significant change, maintaining in approximately 9 days.

 CCL Inventories

(Includes Fuels and Lubricants)

Inventories: CCL
	4Q'10	4Q'11
'000 cbm	137.5	152.2
R$'MM	266.5	326.6
R$/cbm	1,938	2,146

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Cost of Products Sold

The Cost of products sold (COGS) totaled R$15.1 billion, in comparison to R$13.3 billion in the previous year. In CAA, before IFRS adjustments, we had an increase of 20.4%, or R$828.9 million is mainly reflex from (i) the higher volume of equivalent sugar sold, (ii) increase in the refined sugar activity for sale in the domestic market and (iii) increase in depreciation/amortization. In Rumo, the beginning of transportation activities was the main responsible for the increase of 147.6% of COGS. In CCL, the growth of 16.5% in COGS, which totaled R$11.014,1 million, is a reflex, mainly from the higher volume sold, higher participation of Diesel and gasoline in the mix of products sold, in addition to the increase in the acquisition cost of ethanol.

In addition, the Company COGS had the following adjustments relating to the adoption of IFRS:

Þ
Biological Assets, CPC 29 (IAS 41): the biological assets of the Company are now measured at their fair value, applying the future discounted cash flow method, the impact of which in the variation of fair value for the year ended March 31 , 2011 was R$ 381.9 million (R$44.9 million in 2010).

Þ
Business combination, CPC 15 (IFRS 3): the assets and liabilities of acquired business are evaluated at their fair value at the date of each transaction, increasing, mostly, the basis of the Company fixed assets and, accordingly, the depreciation (therefore no impact in EBITDA). As result, we had higher costs with amortization and depreciation of assets related to the acquisitions of Cosan Alimentos, Teaçu and Esso Brasileira (current CCL), impacting all of the Company’s business units.

4Q'10	4Q'11	COGS per Product	FY10	FY'11
(3,683.5)	(3,472.2)	Cost of Good Sold (R$MM)	(13,271.3)	(15,150.1)
(1,338.0)	(768.7)	CAA	(4,038.5)	(4,400.5)
(687.1)	(657.1)	Sugar	(2,116.2)	(2,604.9)
(567.0)	(523.7)	Ethanol	(1,745.5)	(2,015.9)
(42.8)	(57.8)	Others CAA + Cogeneration	(206.4)	(276.2)
(27.0)	464.3	Biological Assets - IFRS Adjustment	44.9	381.9
(14.2)	5.6	Other IFRS Adjustments	(15.4)	114.5
(28.0)	(58.4)	Rumo	(127.8)	(316.5)
(3.4)	(3.4)	Other IFRS Adjustments	(12.3)	(13.5)
(2,400.6)	(2,710.6)	CCL	(9,452.3)	(11,014.1)
(18.8)	(20.1)	Other IFRS Adjustments	(77.8)	(73.1)
83.0	65.4	Eliminations from Consolidation	347.4	581.1
		Average Unit Cost
508	578	Unit Cash COGS of Sugar (R$/ton)	415	494
789	725	Unit Cash COGS of Ethanol (R$/thd liters)	609	664
1,770	1,856	CCL (R$/thousand liters)	1,681	1,764

* In the cash-cost of sugar and ethanol, the plantation, crop treatment, agricultural depreciation (machinery and equipment),  industrial depreciation and maintenance of inter harvest, are not considered.

CAA

As mentioned in prior quarterly letters, since the beginning of this fiscal year, we presented the unit cost of sugar and ethanol excluding the amortization and depreciation effects (cash-cost), in order to better analyze their behavior throughout the quarters.

The depreciation and amortization effects on the unit costs reflected investments made in the sugarcane plantation, maintenance of our industrial facilities, mechanization of harvest

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in the greenfields projects (Jataí and Caarapó) that started operations at the end of the past harvest, in the cogeneration units and in the improvement of security and sustainability of our operations.

The cost of products sold and services rendered of CAA amounted to R$4.4 billion, presenting an increase of 9%, or R$362 million, compared to the previous year. The mains factors that explain this increase, in addition to the adjustments related to the adoption of IFRS mentioned above, are:

Þ	The higher volume of sugar and ethanol sold, which was responsible for the increase of R$161.1 million;

Þ	R$360.0 million from sugar origination, characterized by the purchase of raw materials for refining and finished products for later resale and distribution in the domestic market;

Þ	R$54.2 million of ethanol origination in order to benefit of market opportunities;

Þ
Increase of approximately R$234.9 million due to the increase in TSR price according to Consecana formula, which defines the compensation to suppliers and land leasing, that increased from R$0.3492/kg of TSR to R$0.4022/kg of TSR;

Þ
These effects were partially offset by the increase in the amount of TSR, from 131.1kg/ton of sugarcane to 139.9kg/ton due to more adequate weather conditions improving the cost at R$187.9 million in the FY’11.

Rumo

The COGS of Rumo in the FY’11 of R$316.5 million presented an increase of 147.6% in comparison to the prior year, due to the beginning of  transportation, transfer, storage operations in the interior and contracting of railway freights. On the other hand, loading cost, which already occurred in the previous year, presented a slight reduction due to the lower loaded volume of bulk and bagged sugar, the latest presenting higher costs.

CCL

The COGS of CCL presented an increase of 16.5% compared to the FY’10. Excluding the volume factor, the unit cost of R$1,764/cbm in the FY’11 was 4.9% higher than the prior year. This effect results from the following factors:

Þ	Increase in the cost of ethanol, which impacts not only the hydrous ethanol that will be used in the flex fuel vehicles, but also the anhydrous that is blended into gasoline C (25% mandatory blend);

Þ	Increase of 1.7% in the unit cost of Diesel;

Þ	Mix of sales with more participation of gasoline and Diesel, which present higher unit costs than ethanol.

Gross Profit

With these results, the FY’11 presented gross profit of R$2,913.4 million, 41.1% higher than the prior year, presenting a margin of 16.1%. CAA contributed with a gross profit of R$1,988.7 million, presenting gross margin (cash) of ethanol of 32.3%, and 45.0% of sugar,

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also benefited from the higher participation of results from cogeneration.  Rumo, on its turn, contributed with a gross profit of R$131.5 million, presenting consolidated margin of 29.4%. In CCL, the gross margin decreased slightly from 6.8% to 6.6%. However, when we analyse the gross margin in Brazilian Reais per cubic meter, it is noted a small increase to R$125.1/ thousand liters. This was due to:

Þ
Increase in the volume sold of lubricants, that despite the increase in the petroleum price presented a stability of margin due to the Company strategy of increasing the participation of higher value added products;

Þ	Higher participation of gasoline in the mix of products sold, which presents better margins than ethanol and Diesel.

Þ	Both effects above were partially offset by:

o	Worse margins of ethanol in the first quarters of the year, which were not fully offset by the recovery in the interharvest period;

o
Mix with more participation of Diesel than, in the accumulated for the year, presented margins lower than the prior year, due to the Company strategy of increasing its participation of sales for industrial clients. Despite the lower unit margin, the higher volume sold of this products helps to dilute the fixed expenses for all the others;

4Q'10	4Q'11	Gross Margin per Product	FY10	FY'11
		Unitary Gross Margin
		CAA
542	470	Gross Margin (Cash) Sugar (R$/ton)	402	404
284	537	Gross Margin (Cash) Ethanol (R$/thd liters)	204	317
153	152	CCL (R$/thousand liters)	137	137
		% Gross Margin/Net Revenues
		CAA
51.6%	44.9%	Gross Margin (Cash) Sugar	49.2%	45.0%
26.5%	42.5%	Gross Margin (Cash) Ethanol	25.1%	32.3%
27.0%	30.8%	Rumo	18.2%	29.4%
8.0%	7.6%	CCL	7.6%	7.2%

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Selling Expenses

Selling Expenses presented an increase of 18.9%, or R$163,3 million compared to the same period in the previous year, mainly due to the increase in the volume sold by CAA and by CCL, which imply in higher expenditures with freight.

4Q'10	4Q'11	Selling Expenses	FY10	FY'11
(224.9)	(272.5)	Selling Expenses (R$MM)	(862.7)	(1,026.0)
(120.6)	(134.2)	CAA	(469.8)	(568.4)
(0.0)	(0.0)	Rumo	(0.0)	0.1
(104.3)	(133.8)	CCL	(398.2)	(456.1)
(0.0)	(4.6)	Elimination	5.3	(1.6)

CAA

The Selling Expenses of CAA totaled R$568.4 million in comparison to the R$469.8 million for the same prior year period. The increase of 21.0%, or R$98.5 million, reflects some factors:

Þ	Increase of 30% in the volume of sugar bagged for export, which presents a higher cost than sugar in bulk;

Þ	Significant increase in the volume of sugar in the retail of the domestic market;

Þ	Expenses with marketing of União brand;

Þ	Increase in the volume of ethanol in the domestic market in the modality CIF, which implies in increase in the expenditures with freight, more than offset by its higher price.

Rumo

Due to the nature of its business, Rumo does not present Selling Expenses.

CCL

The Selling Expenses of CCL presented an increase of 14.5% or R$57.9 million, to R$456.1 million, mainly due to the higher volume sold. Accordingly, upon analyzing the Selling Expenses in unit terms, it may be noted that the unit expenses were in line (R$73.0/cbm) in the comparison between the periods, benefitted by the higher dilution of fixed expenditures due to the increase of 13.2% in the volume sold.

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General and Administrative Expenses

The general and administrative expenses of R$541.0 million represented an increase of 9.0% in relation to R$496.3 million of FY’10. This increase reflects the efforts and investments, many of which are non recurring events, which are being conducted to improve the controls and management, but mainly aiming to increase operating efficiency for when the  investments are concluded, in addition to the expenditures incurred for the Association with Shell. The main factors that impacted the general and administrative expenses are described below.

4Q'10	4Q'11	General & Administrative Expenses	FY10	FY'11
(173.5)	(150.0)	G&A Expenses (R$MM)	(496.3)	(541.0)
(131.4)	(107.0)	CAA	(386.3)	(393.0)
(5.8)	(8.3)	Rumo	(18.1)	(29.1)
(36.3)	(34.7)	CCL	(91.9)	(118.9)

CAA

The general and administrative expenses of R$393.0 million in FY’11 had an increase of 1.7% when compared to the same prior year period. Excluding non recurring expenses related to process of Association with Shell, which amounted to approximately R$30 million, general and administrative expenses of CAA would have presented an improvement of 6.0% in the compared period.

Rumo

The general and administrative expenses of Rumo amounted to R$29.1 million in the FY’11, presenting an increase of 60.8% in comparison to the prior year. Excluding the extraordinary expenses of approximately R$ 6.0 million related to the constitution of provisions and to the process of private placement of the company, the increase of 27.6% in the general and administrative expenses was already expected due to the contracting of:

Þ	New officers to strengthen the management team and composition of the company middle management;

Þ	Advisory for review and renegotiation of the suppliers contracts of Rumo;

Þ	Advisory for beginning and monitoring of the transportation operations

CCL

The general and administrative expenses of CCL amounted to R$118.9 million in the FY’11, an increase of 29.4% when compared to FY’10. Part of this increase is explained by provisions and amortizations in the approximate amount of R$8.0 million which were not carried out in the 1Q’10 and 2Q’10 (as described in the Letter of 1Q’11) and were carried out in the 3Q’10. In addition, it should be emphasized that, due to the investments in the Company improvement, CCL expenses are still being negatively affected by non-recurring expenses of approximately R$16.0 million related to adjustments for the transition for the Shared Services Center (CSC) and expenditures with the transition team for the Joint Venture with Shell.

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EBITDA

With these results, Cosan reached an EBITDA of R$2,671.0 million in the FY’11, 22.4% higher than the EBITDA of FY’10, both already adjusted by IFRS effects. Of this amount, CAA contributed with R$2,130.3 million, CCL with R$394.5 million and Rumo with R$146.2 million.

4Q'10	4Q'11	EBITDA		FY10	FY'11
646.3	1,057.0	EBITDA (R$MM)		2,182.8	2,671.0
14.7%	22.9%		Margin	14.2%	14.8%
534.3	940.1	●	CAA	1,756.2	2,130.3
28.9%	56.2%		Margin	32.6%	33.3%
13.5	28.3	●	Rumo	73.0	146.2
35.3%	33.5%		Margin	46.7%	32.6%
98.4	89.0	●	CCL	353.6	394.5
3.8%	3.1%		Margin	3.5%	3.3%

CAA

The EBITDA of CAA totaled R$2,130.3 million in the FY’11, benefitted by the following IFRS adjustments:

Þ	Positive impact of R$381.9 million related to the evaluation at fair value of its Biological assets;

Þ
Positive impact of R$370.9 million in the year (R$292.4 million in the prior year) due to consideration of crop treatment made in the fields (after planting) as being Capex and as a consequence its amortization being considered for purposes of  EBITDA calculation, which improved the cash cost and as a consequence the EBITDA of CAA;

Excluding the effects from IFRS mentioned above, and non recurring expenses of R$ 30.0 million related to the JV with Shell (Raízen), the EBITDA of CAA would have totaled R$1,407.5 million this year, 22.6% higher than the adjusted EBITDA of the prior year, also excluding the non recurring gains of R$272.3 million from Refis.

Rumo

Benefited by the beginning of operation of the transportation activities, the EBITDA of Rumo in the FY’11 reached R$146.2 million, with margin of 32.6%, amount 2.0 times higher than the FY’10.

CCL

In thus year, CCL presented an EBITDA of R$394.5 million, with margin of R$63.2/thousand liters, or 3.3% of its net revenue. This EBITDA, as well as FY’10 EBITDA reported in IFRS, had a positive impact of R$ 35.8 million related to the adoption of IFRS, due to reclassification of investments in long term contracts with clients, treated before as prepaid expenses, as intangible assets, which affected both the reported Capex and the amortization considered for EBITDA purposes. In addition, CCL presented other operating revenues of R$31.8 million from the sale of assets. Excluding these IFRS adjustments and non recurring revenues/expenses, CCL EBITDA was R$343.0 million, 6.1% higher than the previous year EBITDA, due to the increase in volume sold, better mix and higher dilution of fixed expenses.

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Financial Results

The financial results in the year was a net expense of R$146.7 million compared to a net revenue of R$455.2 million in the prior year.

4Q'10	4Q'11	Financial Expenses, Net (R$MM)	FY10	FY'11
(101.5)	(123.8)	Interest on Financial Debt	(414.3)	(472.8)
10.8	31.9	Financial Investments Income	52.5	90.3
(90.7)	(91.9)	(=) Sub-total: Interest on Net Financial Debt	(361.8)	(382.4)
(20.9)	(36.8)	Other charges and monetary variation	(103.0)	(97.6)
(69.9)	67.9	Exchange Variation	559.0	282.7
192.6	48.4	Gains (losses) with Derivatives	354.8	54.8
6.6	(0.8)	Others	6.2	(4.1)
17.8	(13.2)	(=) Net Financial Expenses	455.2	(146.7)

The expenses with debt charges, net of financial investments yields, presented an increase of 5.7%, when compared to the prior year, mainly due to the greater average indebtedness. This increase of net debt, mostly financed by BNDES, was mainly due to new investment projects in Rumo (with acquisition of locomotives, railcars and investment in permanent ways) as well as in the projects of  energy cogeneration. In addition, as a result from the adoption of IFRS, we capitalized financial charges to fixed assets, which benefitted/reduced the financial expenses at R$ 70.5 million in the current year and R$ 43.3 million in the prior year.

The net effects of exchange variation was a revenue of R$282.7 million in the year, compared to a net revenue of R$559 million in the prior year. These positive effects from exchange variation occurred due to the impacts on assets and liabilities denominated in foreign currency, mainly from the indebtedness in US dollar, due to the appreciation of local currency (Real), which appreciated 8.6% in this year and 23.1% in the prior year before the American currency. The gross indebtedness denominated in US dollars was R$ 3,622 million and R$ 3,502 million at March 31, 2010 and March 31, 2011, respectively.

The result from derivatives in the year was positive at R$54.8 million compared to an also positive result of R$354.8 million in the prior year, net of the hedge accounting impacts. It should be pointed out that, in the prior year we did not adopt the hedge accounting and as a consequence the results from derivatives in both years are not comparable, since the gains/losses with derivatives in the current year financial results refer only to the derivative instruments not designed for hedge accounting and the non effective portion of the designed hedge.

In addition, as a result from the adoption of IFRS, measured at fair value the financial instruments known as warrants, which Cosan has in its investee RADAR, and the positive result in the year for the appreciation of this instrument was recognized as derivative gain and totaled R$ 13.0 million in the year, compared to R$24,0 million in the prior year.

The position of volumes and prices of sugar fixed as tradings or via derivative financial instruments at March 31, 2011, as well as the Exchange derivative contracts, contracted to protect the Company future cash flows are summarized below:

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Summary of Hedge* as of March 31, 2011	Fiscal Year
2011/12
Sugar
NY#11
Volume (thd tons)	1,828.4
Average Price (¢US$/lb)	21.9
London #5
Volume (thd tons)	54.5
Average Price (US$/ton)	748.9
US$
Volume (US$ million)	451.1
Average Price (R$/US$)	1.730
To be sold / crop (thousand tons)	3153,6
% sales of sugar hedged	60%

Hedge Accounting Impacts

As from April 1, 2010, the Company adopted the hedge accounting in the modality of cash flow, for certain derivative financial instruments designated to cover the sugar price risk and risk of exchange variation on revenues of sugar export. In the year ended March 31, 2011, we had the deferral (reclassification between financial results  and the “reserve” account, in net assets) of R$393.0 million in net losses with these derivatives, and R$160.3 million was transferred to net operating income for the year. The table below shows the expectation of transfer of the balance of gains/ losses of net assets at 3/31/11 to net operating income in future years in accordance with the coverage period of the designated hedge instruments.

			Expected period to affect P&L
Derivative	Market	Risk	2011/12	2012/13	Total
Future	OTC/NYBOT	#11	(353.9)	2.8	(351.1)
NDF	OTC/CETIP	USD	134.0	-	134.0
(=) Hedge Accounting impact			(219.9)	2.8	(217.1)
(-) Deferred income taxes			74.8	(1.0)	73.8
(=) Other comprehensive income			(145.1)	1.8	(143.3)

Net Income
Net income (R$ MM)

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Cosan ended FY’11 with net income of R$771.6 million, compared to a net income of R$1,053.7 million of FY’10.

The result for FY’11 was benefited from larger volumes in CAA and CCL, better prices, specially, in sugar and ethanol, and the ramp-up of transportation activities of Rumo and of cogeneration projects, which justified an increase of 30% in the profit before the equity method, of the financial results and taxes on income, which increased from R$ 1,013.5 million in the prior year to R$ 1,312.6 million in the current year. It should also be pointed out that in the prior year we had a positive effect of R$ 270.3 million related to gains with the adhesion to the REFIS program, which did not occur this year.

The net financial income of the prior year which was R$ 455.1 million (compared to a net expense of R$ 146.7 million this year), also had an important participation in the result for that year, being significantly impacted by the gains with derivative transactions (of R$ 354.8 million) and gains with the effects from Real appreciation before the US dollar, which was less representative this year.

In terms of effective rate of taxes on income, compared to the nominal rate of 34%, this year we had an average rate of 35% compared to 29% in the prior year, considering that some gains in the scope of REFIS recognized that year, were not taxable.

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E. Financial Condition

The financial gross debt, excluding Resolution 24711, totaled R$6.5 billion in the year ended March 31, 2011, an increase of 22.6% in relation to R$5.3 billion in the year ended March 31, 2010.

During the year, there was the funding of (i) R$514.8 million related to Perpetual Bonus (equivalent to USD 300 million) mainly used to settle the short term debts (ii) R$1,186.9 million in lines contracted from BNDES, Finame and Finem, mainly related to projects of energy cogeneration, greenfields, mechanization and investments in rail assets and terminals by Rumo; and (iii) R$138.5 million in the Program for Support of the Sugar Alcohol Sector (PASS) and rural credits ; (iv) acquisition of Zanin mill, in which Cosan assumed financial debts of R$ 235.0 million and (v) amortization of R$1,967.9 million of principal and interest paid

Debt per Type (R$MM)	4Q'10	4Q'11	% ST	Var.
Foreign Currency	3.622,5	4.054,5		388,7
Perpetual Notes	810,9	1.236,2	1,2%	(28,7)
Senior Notes 2017	720,6	659,0	0,3%	(26,8)
Senior Notes 2014	631,2	576,8	3,7%	(28,5)
FX Advances	296,4	228,2	100,0%	17,8
Pre-Export Contracts	980,6	736,5	38,0%	6,5
Export Credit Notes	182,8	617,8	1,1%	448,4
Local Currency	1.711,7	2.462,3		(304,7)
BNDES	1.055,3	1.589,5	8,8%	(29,4)
Finame (BNDES)	199,1	705,2	10,9%	23,7
Overdraft	58,7	62,3	100,0%	25,6
Credit Banking Notes	62,5	31,4	0,0%	31,4
Credit Notes	380,1	10,1	50,9%	(295,6)
Rural credit	-	92,4	100,0%	1,5
Expenses with Placement of Debt	(44,0)	(28,5)	26,5%	8,9
Gross Debt	5.334,2	6.516,8	35,4%	83,9
Cash and Marketable Securities	1.078,4	1.254,1		117,2
Net Debt	4.255,8	5.262,7		(33,2)
PESA debt	603,6	674,5	0,0%	21,7
CTNs	205,7	257,5	0,0%	14,8

In the year ended March 31, 2011, the resources in cash of Cosan totaled R$1.3 billion, with its net debt amounting to R$5.3 billion, equivalent to 1.9 times the EBITDA.

1 As disclosed in the explanatory note 13 of the financial statements, this debt from Resolution2471 is backed by the National Treasury certificates, acquired by the Company and recorded in non-current assets. For this reason, we did not consider this debt in the indebtedness analysis

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F. Investments

The capital expenditures (Capex) amounted to R$3,037.2 million in the FY’11, 19.3% higher than the same prior year period, mainly influenced by investments (i) higher investment by Rumo, (ii) higher operating capex for CAA,  from R$ 1,229.6 million to R$ 1,756.8 million specially from the increase in investments in biological assets, interharvest maintenance mechanization and SSMA and (iii) significative reduction in expansion capex specially for greenfield and cogeneration due to the completion of such projects. Below a summary of the investments in each of the main groups/ categories:

	Capex (R$MM)	FY10	FY'11
CAA - Capex operacional		1,229.6	1,756.8
●	Biological assets	647.5	745.0
●	Inter-harvest Maintenance Costs	332.4	514.2
●	SSMA & Sustaining	45.0	121.9
●	Mecanização	30.5	124.1
●	Projects CAA	174.2	251.6
CAA - Capex de expansão		972.0	441.7
●	Co-generation Projects	376.4	287.6
●	Greenfield	462.2	66.9
●	Expansão	133.4	87.2
CAA - Total		2,201.6	2,198.6
CCL		130.5	191.6
Rumo		143.8	427.9
IFRS reclassification		69.6	219.1
(=)	Capex Consolidado	2,545.5	3,037.2
●	Investments	16.0	159.9
●	Cash received on Sale of Fixed Assets	(126.2)	(47.5)
(=)	Investment Cash Flow	2,435.3	3,149.6

CAA

In FY’11 the Company maintained the high level of investments in plantation and crop treatment that with the IFRS began to be treated as addition to the biological assets which increased 15% compared to the previous year. The expenses with inter harvest maintenance, which presented an increase of 54.9% when compared to the prior year, totaled R$514.2 million.

The investments related to Safety, Health and Environment (SSMA), presented an increase of 171.1% when compared to the prior period. Most of these investments were focused on vignasse, projects, which is a byproduct reused as fertilizer in the sugarcane crops, aiming to create less exposure in its transportation from the plant to the agricultural areas.

Investments in agricultural mechanization totaled R$124.1 million, 4 times what was invested in the prior year, basically composed of agricultural equipment and machinery and adjustment of its units to receive sugarcane from mechanized crop.

The CAA projects consumed R$251.6 million of total investments in the fiscal year, amount 44.4% higher than the prior year. Such growth shows that the Company continues to maintain substantial investments in its production units in the processing and agricultural areas.

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The investments in cogeneration amounted to R$ 287.6 million, mainly for the units of Ipaussu, Univalem and Bonfim. Other units received small investments, less relevant due to the final phase of investments.

The investments in greenfield projects of Cosan, Jataí (GO) and Caarapó (MS), decreased 85.5%, compatible with the final stage of investments.

Investments in expansion of capacity of sugar plants totaled R$87.2 million, 35.7% lower than the investments in the same prior year period. This decrease was due to the conclusion of most of the projects in the units Gasa, Ipaussu, Bonfim, Junqueira, Tamoio, Costa Pinto and Barra.

In line with its growth plan and always alert for market opportunities, Cosan concluded, on February, the acquisition of Zanin mill, totaling R$90.0 million plus debts previously mentioned.

Rumo

Of the total of R$427.9 million invested by Rumo, in line with its business plan, approximately 55% was addressed to the acquisition of locomotives and 45% for investments in construction of permanent road, terminals in the countryside of São Paulo and in the Santos Port. In line with its business plan to become a multimodal logistics alternative, Rumo acquired, on March 2011, control of Logispot Armazéns Gerais for R$ 48.9 million.

CCL

In FY’11, the capex of CCL amounted to R$191.6million, representing an increase of 46.9% when compared to the prior year. Out of this total, R$68.3 million refer to the purchase of intangible assets related to long term contracts with clients, which were not treated as Capex before the IFRS. The remaining R$123.3 million are concentrated in the supply and distribution in the terminals of fuels distribution, implementation of new programs and system, especially in the tax area and the updating if the storage system of lubricants.

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G. Relevant Facts

Þ
On June 16, Cosan informed that through its controlled subsidiary Barra Bioenergia S.A. it obtained approval by the BNDES of financial support in the amount of R$711.4 million, intended for the cogeneration projects of the Univalem, Ipaussu, Barra and Bonfim units, located in the State of São Paulo. The financial support is split into three financing facilities, which reflect the current conditions of the BNDES and the Company’s risk: (i) cogeneration line, with an average term of 13 years TJLP (Long-Term Interest Rate) + 1.92% p.a.; (ii) Finame line PSI (local acronym for Investment Sustainability Program), with a term of 10 years, with a total cost of 4.5% p.a., provided that it is contracted by no later than June 30, 2010; and (iii) the social projects facility, with a term of 8 years with TJLP cost.

Þ
On July 30, Cosan S.A. announced the approval, in an Annual and Special Shareholders’ Meeting held on July 30, 2010, of distribution of dividends in a total amount of two hundred million Reais (R$200,000,000), corresponding to R$0.491388181 per share, without withholding Tax. The mentioned divides will be paid on August 30, 2010 and will have as a calculation base the shareholding position on July 30, 2010, whereby as from August 2, 2010, the Company’s shares would be traded ex-dividends.

Þ
On August 25, Cosan S.A. and Cosan Limited successfully concluded the negotiations with Shell International Petroleum Company Limited and have entered into definitive agreements providing for the creation of a proposed joint venture involving certain of their respective assets, resulting in an estimated amount of US$12 billion.

Þ	On August 30, Cosan S.A. paid dividends in the amount of R$200,000,000, equivalent to R$0.491388181 per share.

Þ
On September 2, Rumo Logística S.A. received capitalization in a total amount of R$400,000,000.00 of investment vehicles managed by TPG Capital and Gávea Investimentos, which afterwards proceeded to detain 12.5% of Rumo each. These funds, added to the financing secured with the BNDES, assure the totality of the funds required for Rumo’s investments plan. Such capitalization, added to the R$986.5 million in financial support from BNDES – Brazilian National Development, Economic and Social Bank – secure the totality of the funds required for accomplishment of Rumo’s investments program of approximately R$1.2 billion.

Þ
On September 10, Cosan Limited distributed dividends relative to fiscal year 2010, amounting US$70,413,337.75, corresponding to US$0.260127888 per class A and/or B share. Payment in Brazil to the holders of BDRs occurred on September 17, 2010, for an amount of R$0.446561545 per BDR, based on a foreign exchange rate defined on September 10, 2010.

Þ
On October 29 Cosan Overseas Limited, a subsidiary of Cosan S.A., priced its Perpetual Senior Notes, amounting to US$300 million, with an interest rate of 8.25% per annum, paid quarterly. The Notes are guaranteed by Cosan S.A. and, with the conclusion of the proposed joint venture between Cosan and Shell, by Cosan Combustíveis e Lubrificantes S.A. (CCL), which will then proceed to detain exclusively the lubricants business.

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Þ
On November 22, Cosan S.A. approved the Buyback Program relating to its common shares for maintenance in treasure, cancelation or sale, with a 365 term. As of December 31, 2010, the Company had purchased 591,400 of its own shares.

Þ
On November 23, Cosan S.A. informed that it entered into an Association Commitment with Camargo Correa Óleo e Gás S.A., Copersucar S.A., Odebrecht Transport Participações S.A., Petróleo Brasileiro S.A. and Uniduto Logística S.A. aiming to establish a joint venture to construct and operate a multimodal logistics system for transportation and storage of liquids, mainly ethanol.

Þ
On January 4, 2011 the Company announced the receipt of unconditional release from the European Committee to form the previously announced Joint Venture with Shell International Petroleum Company Limited involving certain of their assets, and it may now focus on the conclusion of the conditions precedent of the agreement and the business unit integration process for launching the new company.

Þ
On January 17, Cosan Combustíveis e Lubrificantes, holder of the license to use the trademarks Esso and Mobil in Brazil, and Banco Santander announced the launching, in the first quarter 2011, of the Esso Santander credit card aiming to strengthen the relationship with consumers of the Esso network.

Þ
On January 18, Rumo Logística and São Martinho announced the 2nd phase of the agreement for logistics projects and services of storage, transshipment and rail transportation of sugar. This phase estimates investments of approximately R$30.0 million in Usina São Martinho for the construction of a sugar warehouse and modernization of the plant’s extension access to the Pradópolis yard. These investments will increase the transshipment capacity to up to 2,000,000 tons of sugar per year. Any rail transportation adjustments to accomplish the transportation and transshipment obligations shall be responsibility of Rumo, as already provided for in its investment plan.

Þ
On February 22, Cosan S.A. informed that its subsidiary Cosan S.A. Açúcar e Álcool concluded negotiation with the shareholders of Usina Zanin Açúcar e Álcool Ltda., entering into an agreement involving the purchase of the equity interests of Zanin. This transaction amounted R$90.0 million and debts amounting approximately R$235.0 million. This Transaction will include Zanin assets related to the industrial and agricultural activities with annual crushing capacity of approximately 2.6 million tons of sugarcane and a greenfield project in the city of Prata, State of Minas Gerais.

Þ
On April 7, Cosan S.A. and Cosan Limited announced to their shareholders and to the market that successfully concluded negotiations of the pending matters under the Framework Agreement executed with Shell Brazil Holdings B.V. and signed an amendment to such agreement. It has been agreed that the retail sugar business will be retained by Cosan and the average foreign exchange rate to be used for the

28 of 30

first installment of the cash to be contributed by Shell and for the net debt contribution from Cosan will be of R$ 1.6287 / US$ (PTAX of March 31st, 2011).

Þ
On May 16, Cosan S.A. concluded the call of the totality of its 8.25% Perpetual Notes issued in 2006 in the amount of US$ 450 million. These Perpetual Notes were replaced by a syndicated bank loan in the amount of US$ 450 million of up to 2 (two) years with provision for quarterly pre-payment and cost of Libor + 2.15% p.a.. This lower cost debt will be contributed to Raízen.

Þ
On June 2, Cosan S.A. and Cosan Limited announced the conclusion of the corporate reorganization as set forth in the Framework Agreement executed with Shell Brazil Holdings B.V., giving rise to Raízen Energia Participações S.A. and Raízen Combustíveis S.A., the world´s largest sugar, ethanol and cogeneration producer out of sugarcane and one of the largest fuels distributors in the Brazilian market. The net debt contributed by Cosan to the joint venture shall be R$4.94 billion plus certain adjustments.

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H. Guidance

This section contains guidance ranges for selected key parameters of the Company for the fiscal year 2012, which began on April 1st, 2011 and will end on March 31st, 2012. Note that statements in other sections of this letter may also contain projections. These projections and guidance are merely estimates and indicative, and should not be construed as a guarantee of future performance. This guidance takes into consideration the operations held by the Cosan group today, which includes Raízen Energia, Raízen COmbustíveis, Cosan Alimentos, Cosan Lubrificantes and Specialties and Rumo Logística.

Guidance Raízen Energia	2010FY	2011FY	2012FY
Crushed Sugarcane Volume (thousand tons)	50.314	54.238	56.000	≤ ∆ ≤ 60.000
Sugar Volume Sold (thousand tons)	4.135	4.291	4.200	≤ ∆ ≤ 4.600
Ethanol Volume Sold (million liters)	2.148	2.247	2.100	≤ ∆ ≤ 2.300
Volume of Energy Sold (thousand MW)	596	1.254	1.400	≤ ∆ ≤ 1.600
EBITDA (R$ MM)	1.711	2.130	1.900	≤ ∆ ≤ 2.300

Guidance Raízen Combustíveis	2010FY	2011FY	2012FY
Fuels Volume Sold million liters)			21.000	≤ ∆ ≤ 23.000
EBITDA (R$ MM)			850 ≤ ∆ ≤ 1050

Guidance Cosan Consolidated *	2010FY	2011FY	2012FY
Net Revenues (R$ MM)	15.336	18.063	25.500	≤ ∆ ≤ 27.500
Loading Volume (thousand tons)	8.124	7.481	9.000 ≤ ∆ ≤ 11.000
Transportation Volume (thousand tons)	-	5,000 ≤ ∆ ≤ 6,000	6.000	≤ ∆ ≤ 8.000
Volume of Lubes Sold (million liters)	131	166	170	≤ ∆ ≤ 190
Sugar Volume Sold - Retail (thousand tons)			600	≤ ∆ ≤ 700
EBITDA (R$ MM)	2.141	2.671	1.800	≤ ∆ ≤ 2.200
Net Profit/Loss (R$ MM)	986	772		-
Capex (R$ MM)	1.926	2.500	2.000	≤ ∆ ≤ 2.300

*Refers to partial consolidation of 50% of Raízen businesses and 100% of the other businesses controlled by Cosan

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Consolidated Financial Statements

Cosan S.A. Indústria e Comércio

March 31, 2011 and 2010

COSAN S.A. INDÚSTRIA E COMÉRCIO

Consolidated Financial Statements

March 31, 2011 and 2010

Report of Independent Auditors to the Shareholders of Cosan S.A. Indústria e Comércio

We have audited the accompanying consolidated financial statements of Cosan S.A. Indústria e Comércio, which comprise the consolidated statement of financial position as at March 31, 2011, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.   An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cosan S.A. Indústria e Comércio as at March 31, 2011, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

São Paulo, June 6, 2011

ERNST & YOUNG TERCO
Auditores Independentes S.S.

Luiz Carlos Nannini
Partner

2

COSAN S.A INDÚSTRIA E COMÉRCIO

Consolidated Statements of Financial Position
March 31, 2011, 2010 and April 1, 2009
(In Thousands of Reais)

	Note	March 31, 2011	March 31, 2010	April 1, 2009
Assets
Current
Cash and cash equivalents	4	1,254,070	1,078,366	719,356
Restricted cash	5	187,944	44,972	11,757
Accounts receivable	7	594,857	766,415	599,163
Derivatives	26	55,682	230,561	17,022
Inventories	8	670,331	612,683	719,656
Advances to suppliers		229,325	201,573	206,032
Related parties	10	14,669	27,246	57,232
Recoverable taxes	9	374,991	327,864	265,417
Other current assets		80,385	75,157	69,508
		3,462,254	3,364,837	2,665,143

Non-current
Deferred income taxes	18	715,333	686,139	809,218
Advances to suppliers		46,037	63,741	48,035
Related parties	10	91,954	81,411	-
Recoverable taxes	9	55,066	45,018	21,374
Judicial deposits		218,371	167,562	171,266
Other financial assets	6	420,417	355,370	303,467
Other non-current assets		443,752	450,819	392,023
Equity method investments	12	304,142	260,814	323,077
Biological assets	13	1,561,132	963,244	754,231
Property, plant and equipment	14	7,980,524	6,114,531	3,923,623
Intangible assets	15	3,445,674	3,381,466	2,465,955
		15,282,402	12,570,115	9,212,269

Total Assets		18,744,656	15,934,952	11,877,412

3

COSAN S.A INDÚSTRIA E COMÉRCIO

Consolidated Statements of Financial Position
March 31, 2011, 2010 and April 1.2009
(In Thousands of Reais)

	Nota	March 31, 2011	March 31, 2010	April 1, 2009
Liabilities
Current
Current portion of long-term debt	16	916,400	795,001	1,449,504
Derivatives	26	132,289	76,703	66,895
Trade accounts payable		558,766	569,399	456,116
Salaries payable		183,560	141,584	93,156
Taxes payable	17	245,284	215,862	168,596
Dividends payable	21	190,285	116,569	-
Related parties	10	41,163	16,105	4,458
Other current liabilities		189,629	182,434	85,794
		2,457,376	2,113,657	2,324,519
Non-current
Long-term debt	16	6,274,895	5,136,529	2,885,456
Taxes payable	17	639,071	592,854	328,760
Legal proceedings	19	666,282	611,983	1,277,165
Related parties	10	4,444	-	405,871
Pension	27	24,380	-	65,108
Deferred income taxes	18	1,510,965	1,122,408	528,969
Other non-current liabilities		382,897	375,344	362,393
		9,502,934	7,839,118	5,853,722

Equity
Common stock	21	4,691,822	4,687,826	3,819,770
Treasury shares		(19,405)	(4,186)	(4,186)
Capital reserve		537,468	491,329	45,841
Profit reserves		1,248,976	744,089	-
Accumulated losses		-	-	(193,075)
Equity attributable to owners of the Company		6,458,861	5,919,058	3,668,350
Equity attributable to non-controlling interests		325,485	63,119	30,821
Total Equity		6,784,346	5,982,177	3,699,171
Total Liabilities and Equity		18,744,656	15,934,952	11,877,412

See accompanying notes to consolidated financial statements.

4

COSAN S.A. INDÚSTRIA E COMÉRCIO

Consolidated Income Statements
Years ended March 31, 2011 and 2010
(In thousands of Reais, except otherwise stated)

	Note	2011	2010
Net sales	22	18,063,480	15,336,055
Cost of goods sold	23	(15,150,079)	(13,271,331)
Gross profit		2,913,401	2,064,724

Operational income /(expenses)
Selling	23	(1,026,000)	(862,726)
General and administrative	23	(541,002)	(496,346)
Other, net	25	(33,828)	37,523
Gain on tax recovery program	17	-	270,333
		(1,600,830)	(1,051,216)
Income before financial results, equity income of associates and income taxes		1,312,571	1,013,508

Equity income of associates	12	25,187	4,178
Financial results, net	24	(146,688)	455,168
		(121,501)	459,346
Income before income taxes		1,191,070	1,472,854
Income Taxes
Current	18	(85,437)	(78,381)
Deferred	18	(329,071)	(344,923)

Net income for the year		776,562	1,049,550

Net income attributable to non-controlling interests		(4,997)	4,183
Net income attributable to Cosan		771,565	1,053,733

Earnings per share (in Reais)	21
Basic		1.90	2.81
Diluted		1.90	2.72

See accompanying notes to consolidated financial statements.

5

COSAN S.A. INDÚSTRIA E COMÉRCIO

Consolidated Statements of Changes in Equity
Years ended March 31, 2011 and 2010
(In Thousands of Reais)

			Capital Reserve		Profit Reserves
	Common Stock	Treasury shares	Additional paid-in capital	Other Components of equity	Legal reserve	Retained earnings	Accumulated earnings (losses)	Total	Non-controlling interests	Total ´ Equity

April 1. 2009	3,819,770	(4,186)	45,841	-	-	-	(193,075)	3,668,350	30,821	3,699,171

Acquisition of Teaçu	-	-	164,976	-	-	-	-	164,976	142,535	307,511
Acquisition of Curupay	334,172	-	232,429	-	-	-	-	566,601	(121,927)	444,674
Exercise of stock option	6,003	-	-	-	-	-	-	6,003	-	6,003
Exercise of common stock warrants	527,881	-	-	-	-	-	-	527,881	-	527,881
Acquisition of TEAS	-	-	-	-	-	-	-	-	15,873	15,873
Cumulative translation adjustment - CTA	-	-	-	(2,944)	-	-	-	(2,944)	-	(2,944)
Pension	-	-	-	42,056		-	-	42,056	-	42,056
Share based compensation	-	-	8,971	-	-	-	-	8,971	-	8,971
Net Income	-	-	-	-	-	-	1,053,733	1,053,733	(4,183)	1,049,550
Destination:
Legal reserve	-	-	-	-	24,541	-	(24,541)	-	-	-
Proposed Dividends (Note 21)	-	-	-	-	-	-	(116,569)	(116,569)	-	(116,569)
Reserves						719,548	(719,548)	-	-	-
March 31, 2010	4,687,826	(4,186)	452,217	39,112	24,541	719,548	-	5,919,058	63,119	5,982,177

Exercise of stock option	3,995	-	-		-	-	-	3,995	-	3,995
Exercise of common stock warrants	1	-	-		-	-	-	1	-	1
Issuance of common stock by Rumo to non-controlling shareholders	-	-	206,404	-	--	-	-	206,404	193,596	400,000
Acquisition of Logispot	-	-	-		-	-	-	-	64,277	64,277
Hedge accounting	-	-	-	(143,298)	-	-	-	(143,298)	-	(143,298)
Cumulative Translation Adjustment - CTA	-	-	-	346	-	-	-	346	-	346
Pension	-	-	-	(19,435)	-	-	-	(19,435)	-	(19,435)
Acquisition of treasury shares	-	(15,219)	-	-	-	-	-	(15,219)	-	(15,219)
Adjustment from impact recorded directly in equity of subsidiary	-	-	(839)	-	-	-	-	(839)	(504)	(1,343)
Share based compensation	-	-	2,961	-	-	-	-	2,961	-	2,961
Net Income	-	-	-	-	-	-	771,565	771,565	4,997	776,562
Destination:
Complementary dividends						(83,431)		(83,431)	-	(83,431)
Legal reserve	-	-	-	-	38,578	-	(38,578)	-	-	-
Proposed dividends (Note 21)	-	-	-	-	-	-	(183,247)	(183,247)	-	(183,247)
Reserves	-	-	-	-	-	549,740	(549,740)	-	-	-
Balance at March 31, 2011	4,691,822	(19,405)	660,743	(123,275)	63,119	1,185,857	-	6,458,861	325,485	6,784,346

See accompanying notes to consolidated financial statements.

6

COSAN S.A. INDÚSTRIA E COMÉRCIO

Consolidated Statements of Comprehensive Income
Years ended March 31, 2011 and 2010
(In Thousands of Reais)

	2011	2010

Net income of the period	776,562	1,049,550

Other Comprehensive Income (Loss):
Exchange differences on translation of foreign operations - CTA	346	(2,944)
Net movement on cash flow hedges	(217,118)	-
Actuarial gains and losses on defined benefit plans	(29,447)	63,721
Income tax effects	83,832	(21,665)

Other Comprehensive Income (Loss) for the year, net of tax	(162,387)	39,112

Total Comprehensive Income for the year, net of tax	614,175	1,088,662

Attributable to:
Owners of the Company	619,172	1,084,479
Non-controlling interests	(4,997)	4,183

See accompanying notes to consolidated financial statements.

7

COSAN S.A. INDÚSTRIA E COMÉRCIO

Consolidated Statements of Cash Flows
Years ended March 31, 2011 and 2010
(In Thousands of Reais)

	2011	2010
Operating Activities
Net Income	771,565	1,053,733
Non-cash adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation and amortization	742,307	644,635
Biological assets	234,799	438,454
Equity income	(25,187)	(4,178)
Gain on disposal of property, plant and equipment	(35,295)	(80,466)
Goodwill write-off aviation business	-	41,066
Deferred income taxes	329,071	344,923
Provision for legal proceedings	26,859	25,829
Non-controlling interests	4,997	(4,183)
Share based compensation expenses	2,961	8,971
Gain on tax recovery program	-	(270,333)
Interest, monetary variations and foreign exchange variation, net	238,482	(185,280)
Other	4,584	(26,858)
	2,295,143	1,986,313
Change in assets/ liabilities
Trade accounts receivable	164,693	2,415
Restricted Cash	(142,972)	(33,215)
Inventories	84,581	413,437
Taxes recoverable	(50,068)	(36,572)
Advances to suppliers	16,779	66,542
Suppliers	(32,361)	(46,515)
Salaries payable	36,224	30,565
Derivatives	13,347	(231,043)
Other assets/ liabilities, net	(48,268)	(20,534)
Net cash flows from operating activities	2,337,098	2,131,393

Investing activities
Acquisitions , net of cash acquired	(157,345)	(16,041)
Purchase of property, plant and equipment	(2,291,647)	(1,852,215)
Sugar cane planting and growing costs	(745,572)	(647,467)
Proceeds from sale of the aviation business	-	115,601
Proceeds from sale of other investments and property, plant and equipment	48,832	10,613
Net cash flows used in investing activities	(3,145,732)	(2,389,509)

Financing Activities
Proceeds from long-term debt	2,719,522	3,427,928
Repayment of long-term debt	(1,967,938)	(2,846,648)
Capital increase	3,996	533,884
Cash proceeds from non-controlling interests	400,000	-
Share buy-back program (treasury shares)	(15,219)	-
Dividends paid	(193,095)	-
Cash from/ to related parties	37,072	(498,038)
Net cash flows from financing activities	984,338	617,126

Net increase in cash and cash equivalents	175,704	359,010
Cash and cash equivalents at the beginning of the year	1,078,366	719,356
Cash and cash equivalents at the end of the year	1,254,070	1,078,366

Supplemental disclosure of cash flow information:
Income taxes paid	(38,844)	(62,337)
Financial interest expenses paid	(450,051)	(388,854)
Issuance of shares for acquisition of Curupay	-	624,192
Issuance of subsidiary shares (Rumo) for acquisition of Teaçu	-	261,777

See accompanying notes to the consolidated financial statements.

8

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

1.	Operations

Cosan S.A. Indústria e Comércio (“Cosan” or “the Company”) is a Brazilian Company with its shares traded on the São Paulo Stock Exchange (Bovespa – CSAN 3). Its registered office is located in the city of São Paulo, Brazil. Cosan Limited is the controlling shareholder of Cosan, holding a 62.2% interest therein as of March 31, 2011.

Cosan’s primary activities are in the following business segments (i) Sugar & Ethanol: the production of sugar and ethanol, as well as the energy cogeneration produced from sugar cane bagasse, (ii) Fuel Distribution and Lubricants: the marketing and distribution of fuel and lubricants, and the production of lubricants in Brazil, and (iii) Rumo: logistics services including transportation, port lifting and storage of sugar.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell (“Shell”), had reached a non-binding memorandum of understanding (“MOU”) to form a joint venture for a combined 50/50 investment. On August 25, 2010 the Company announced the conclusion of the negotiations with Shell and signed a binding MOU along with other arrangements. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil and its interests on second generation ethanol research and development entities (Iogen and Codexis). Shell will also make a fixed cash contribution in the amount of approximately $1.6 billion over a two year period. The sugar logistics and lubricants distribution business along with the investment in Radar Propriedades Agrícolas S.A. will not be contributed to the joint venture. On January 4, 2011, the Company received unconditional merger clearance from the European Union to form the proposed Joint Venture in Brazil. On June 1, 2011, the Company signed the closing agreement to form the joint venture, named Raízen. During the year ended March 31, 2011, the joint venture did not impact Cosan’s financial statements except for the incurrance of costs and expenses related to its future formation.

9

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

2.	Summary of significant accounting policies

2.1	Basis of preparation

a) Statement of compliance

The consolidated financial statements of Cosan have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These financial statements for the year ended March 31, 2011 are the first Cosan has prepared in accordance with IFRS. Refer to Note 3 for information on how the Company adopted IFRS.

These consolidated financial statements were authorized for issue by the Board of Directors on May 31, 2011.
b) Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and biological assets that have been measured at fair value.

c) Functional and presentation currency

The consolidated financial statements are presented in Brazilian reais, which is the Company's functional currency. The financial statements of each subsidiary included in the consolidation and equity method investments are prepared based on the functional currency of each company. For subsidiaries and equity method investments with a functional currency other than Brazilian reais, their assets and liabilities were converted into Brazilian reais at the exchange rate as of year end and their revenues and expenses were converted by applying the average monthly rates.

d) Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities at the end of the reporting period. Such estimates and assumptions are reviewed on a continuous basis and changes are recognized in the period in which the estimates are revised and in any future periods affected.

A significant change in the facts and circumstances on which judgments, estimates and assumptions  are based, may cause a material impact on the results and financial condition of the Company. The significant judgments, estimates and assumptions are as follows:

10

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Deferred income taxes and social contribution

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. For further detail on deferred income taxes see Note 18.

Biological Assets

Biological assets are measured at fair value at each reporting date and the effects of changes in fair value between the periods are allocated directly to cost of goods sold. For further detail on the assumptions used see Note 13.

Intangible assets and Property, Plant and Equipment (“P,P&E”)

The calculation of depreciation and amortization of intangible assets and P,P&E includes the estimation of the useful lives.  Also, the determination of the acquisition date fair value of intangible assets and P,P&E acquired in business combinations is a significant estimate.

The Company annually performs a review of impairment indicators for intangible assets and P,P&E. Also, an impairment test is undertaken for goodwill. An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount for the different cash generating units for which goodwill is allocated are further explained in Note 15.

Share based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the share option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 29.

11

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Pension benefits

The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details about the assumptions used are included in Note 27.

Fair value measurement of contingent consideration

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date. Further details about the assumptions used in accounting for business combinations are included in Note 19.

Fair value of financial instruments

When the fair value of financial assets and liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. For further details on financial instruments refer to Note 26.

12

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

2.2	Basis of consolidation

The following subsidiaries were included in the consolidated financial statements for the years ended March 31, 2011 and 2010:

	Ownership % direct and indirect
	2011	2010
Administração de Participações Aguassanta Ltda.	91.5%	91.5%
Cosan S.A Açúcar e Álcool	99.6%	99.6%
Águas da Ponte Alta S.A.	91.5%	99.6%
Vale da Ponte Alta S.A.	91.5%	99.6%
Agrícola Ponte Alta S.A.	99.6%	99.6%
Cosan Centroeste S.A. Açúcar e Álcool	99.6%	99.6%
Barra Bioenergia S.A.	99.6%	99.6%
Benálcool Açúcar e Álcool S.A.	99.6%	99.6%
DaBarra Alimentos S.A.	-	99.6%
Docelar Alimentos e Bebidas S.A.	99.9%	99.6%
Barrapar Participações Ltda.	99.6%	99.6%
Aliança Indústria e Comercio de açúcar e Álcool S.A.	99.6%	99.6%
Agrobio Investimentos e Participações S.A.	99.6%	99.6%
Bioinvestments Negócios e Participações S.A.	91.5%	99.6%
Executive Participações S.A.	99.6%	-
Proud Participações S.A.	99.9%	99.9%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	99.9%
Cosan S.A. Bioenergia	100.0%	100.0%
Cosan Energia S.A.	100.0%	100.0%
Cosan Biotecnologia S.A.	99.9%	99.9%
Cosan International Universal Corporation	100.0%	100.0%
Cosan Finance Limited	100.0%	100.0%
CCL Finance Limited	100.0%	100.0%
Cosan Overseas Limited	100.0%	-
Cosan Cayman Limited	100.0%	-
Cosan Cayman Finance Limited	100.0%	-
CCL Cayman Finance Limited	100.0%	-
Grançucar S.A. Refinadora de Açúcar	-	100.0%
Cosan Combustíveis e Lubrificantes S.A.	100.0%	100.0%
Copsapar Participações S.A.	90.0%	90.0%
Novo Rumo Logística S.A.	92.9%	92.9%
Rumo Logística S.A.	69.7%	92.9%
Cosan Operadora Portuária S.A.	69.7%	92.9%
Teaçú Armazéns Gerais S.A.	69.7%	92.9%
Pasadena Empreendimentos e Participações S.A.	100.0%	-
Teas Terminal Exportador de Álcool de Santos S.A.	66.7%	66.7%
Cosan Alimentos S.A. e empresas controladas	100.0%	100.0%
Cosan Araraquara Açúcar e Álcool Ltda. (former Usina Zanin Açúcar e Álcool Ltda.)	100.0%	-
Logispot Armazéns Gerais S.A.	51%	14.3%

13

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Subsidiaries are fully consolidated from the date of acquisition, the date on which the Company obtains control, and continue to be consolidated until the Company ceases to have control of the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3	Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the subsidiaries and preparing the opening balance sheet as at April 1, 2009, except where indicated otherwise.  The April 1, 2009 balance sheet was prepared to reflect the transition to IFRS.

a)	Revenue recognition

Revenues from the sale of products or goods are recognized when the entity transfers to the buyer the significant risks and rewards incidental to ownership of the goods and merchandise, and when it is probable that the economic benefits associated with the transaction will flow to the Company. The sales prices are fixed based on purchase orders or contracts.

b)	Foreign currency transactions

Transactions in foreign currencies are initially recorded at the functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

c)	Financial instruments – Recognition initial and subsequent measurement

(i) Financial assets

Initial recognition and measurement

Financial assets are classified into the following categories: at fair value through profit or loss, held-to-maturity, available for sale and loans and receivables. The Company determines the classification of its financial assets upon initial recognition.
Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of financial assets.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Financial assets include cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, marketable securities and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which can be as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and assets designated upon initial recognition at fair value through profit and loss. They are classified as held for trading if they were acquired with the purpose of selling or repurchasing in the short term. Derivatives are also measured at fair value through profit or loss, except those designated as hedging instruments. Interest, monetary and exchange variations and changes arising from the valuation at fair value are recognized in the income statement when incurred in the line of revenue or expense.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs.  Amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs.

Held-to-maturity

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to maturity when the Company has the positive intention and ability to hold them to maturity. Interest, monetary, exchange rate, less impairment losses, if any, are recognized in income when incurred in the line of financial income/expense.

Available-for-sale financial assets

Financial assets available for sale are those non-derivative financial assets that are not classified as (a) loans and receivables, (b) investments held to maturity or (c) financial assets at fair value through profit and loss.

The Company has no financial assets classified as available for sale.

15

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Derecognition

A financial asset is derecognized when:

•	The rights to receive cash flows from the asset have expired; and
•
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the cash flows received without material delay to a third party under a pass-through arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

 (ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, carried at amortized cost.

The Company’s financial liabilities include payables to suppliers and other payables, loans and borrowings and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

16

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss and derivatives, except those designated as hedging instruments. Interest, monetary and exchange variations and changes arising from the valuation at fair value, where applicable, are recognized in the income statement when incurred.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are amortized or derecognized.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

(iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(iv) Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. These techniques can include using recent market transactions (interest free) reference to the current fair value of other similar instruments, analysis of discounted cash flows or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 26.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

(v) Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative financial instruments such as forward currency contracts, interest rate swaps and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Derivatives designated in hedge transactions are initially recognized at fair value on the date on which the derivative is acquired, and subsequently also revalued to fair value. Derivatives are presented as financial assets when the instrument's fair value is positive and as liabilities when fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the income statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment
•
Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment

•	Hedges of a net investment in a foreign operation

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges are expected to be highly effective in offsetting changes in fair value or cash flows, being continually assessed to determine whether they were actually highly effective over all the base periods for which they were intended.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the income statement in other operating expenses.

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Company uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 26 for more details.

Fair value hedge and hedges of a net investment

The Company does not hold derivative financial instruments designated in these types of operations.

d) Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days from date of issue, readily convertible into a known amount as cash and cash with insignificant risk of change in their market value.

The restricted cash relates mainly  to deposits of margin requirements made with brokers who trade commodity derivative instruments linked to Cosan's derivatives instruments and financial transactions.

19

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

e) Trade accounts receivable

Trade accounts receivable are receivables from customers and are reduced to their probable realizable value by a provision.

f) Inventories

Inventories are recorded at average cost of acquisition or production, not to exceed the net realizable value. Provisions for slow-moving or obsolete inventories are recorded when deemed necessary by management.

g) Equity method investments

Entities over which the Company exercises significant influence are accounted for by the equity method. Based on the equity method, investments are recorded on the balance sheet at cost, plus the changes following the acquisition of shares and the Company’s share of equity income or loss of the associate.

The income statement reflects the share of operating results of associates based on the equity method. When a change is recognized directly in equity of the associate, the Company recognizes its share of the variations, where applicable, statement of changes in equity.

The financial statements of associates are prepared for the same period of presentation of the Company even if the fiscal year is not coincidental. Where necessary, adjustments are made to conform to the accounting practices of the Company.

After applying the equity method, the Company determines whether it is necessary to recognize additional loss of recoverable value on the Company's investment in its associate. The Company determines, at each year end, if there is objective evidence that investment in associate loss suffered by the impairment. If so, the Company calculates the amount of loss on the impairment as the difference between the recoverable value of the associate and the book value and the amount recognized in the income statement.

When there is loss of significant influence over the associate, the Company evaluates and recognizes the investment at fair value at that moment.

The unrealized gains and losses resulting from transactions between the Company and associate are eliminated in accordance with the participation held in the associate.

h) Biological assets

IAS 41 - Agriculture encompasses the accounting treatment of activities involving biological assets, which in the case of Cosan, refers to the sugarcane plantations. Biological assets are recognized at fair value at each balance sheet date and the effects of changes in fair values between the periods are allocated to cost of goods sold. The sugarcane plantation is measured at fair value in accordance with the discounted cash flow method. The harvest of Cosan begins generally in April each year and ends in the months of November and December.

Cosan’s own land on which the biological asset is produced is accounted for in accordance with IAS 16 - Property, Plant and Equipment.

20

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

i) Property, plant and equipment (“P,P&E”)

Items of P,P&E are measured at historical cost of acquisition or construction, less accumulated depreciation and impairment when applicable.

Cost includes expenditures that are directly attributable to the acquisition of an asset. The cost of assets constructed by the entity includes the cost of materials and direct labor, other costs to put the asset in location and condition necessary for them to be able to operate in the manner intended by management, and borrowing costs on qualifying assets. Borrowing costs relating to funds raised for work in progress are capitalized until these projects are completed.

The Company carries out the planned major maintenance activities at its plants on an annual basis in order to inspect and replace components. This occurs between January and March. The principal costs include maintenance costs for labor, materials, third party services and overhead allocated during the interharvest period.

The estimated cost of a component of a piece of equipment that must be replaced each year is recorded as a component of cost of the equipment and depreciated over the following season. Costs of normal periodic maintenance are recorded as expenses when incurred since the components will not improve the production capacity or introduce improvements to equipment.

Depreciation is calculated on a straight line method based on useful life of each asset, following the annual depreciation rates shown below:

Buildings and improvements	4%
Containers	25%
Machinery and equipment	3% to 10%
Agricultural machinery	10%
Industrial equipment and facilities	10%
Furniture and fixtures	10%
Computer equipment	20%
Vehicles	10% to 20%
Locomotives	3.3%
Rail cars	2.9%
Boats and aircrafts	10%

21

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

j)  Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date.

Finance leases which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the income statement. A leased asset is depreciated over the useful life of the asset.

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

k) Intangibles

(i)	Goodwill

Under Brazilian GAAP, goodwill arising from business combinations that occurred before March 31, 2009 was amortized on a straight line basis over a period of 5 to 10 years. After March 31, 2009 any remaining balances or new goodwill were no longer amortized and subject to impairment testing.

The goodwill considered for IFRS purposes was the ending balance as of March 31, 2009 (under Brazilian GAAP), except for the goodwill arising from the acquisition of Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”), for which IFRS 3 was applied.

Goodwill is maintained at its cost, less any impairment losses. Goodwill is tested annually for impairment. In order to perform impairment tests goodwill is compared to the recoverable amount of the related cash generating unit to which it was originally allocated.

(ii)	Intangible assets with finite lives

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

22

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

l) Impairment

In accordance with IAS 36, the Company assesses annually whether there are indications of impairment in its long lived assets. If these indicators are identified, the Company estimates the recoverable amount of the assets. The recoverable amount of an asset or a group of assets is the greater of: (a) the fair value less estimated costs to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) from the continued use of the assets until the end of its useful life.

Regardless of the existence of indicators of loss of value, goodwill and intangible assets with indefinite useful lives are tested for impairment at least once a year.

When the book value of an asset exceeds its recoverable amount, the impairment loss is recognized as an operating expense in the income statement.

m) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur.

The Company capitalizes borrowing costs for all eligible assets where construction was commenced on or after April 1, 2009.

n) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

o) Pension and other employment benefits

i)	Defined benefit pension plan

The Company, through its subsidiary "Cosan CL" is the sponsor of a defined benefit pension plan for part of its employees. The cost of providing benefits under the defined benefit plan is determined annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses for the defined benefit plan are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in equity and are not reclassified to profit or loss in subsequent periods.

23

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

ii)	Defined contribution pension plan

The Company, through its subsidiary Cosan Alimentos S.A. ("Cosan Alimentos") sponsors a defined contribution plan, for all employees of that subsidiary. The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all benefits owed.

iii)	Share-based payments

Employees (including senior executives) of the Company receive compensation in the form of equity investments for services rendered (equity-settled transactions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The Company uses the binomial model to estimate the fair value of the options at the date of the grant.

p)   Treasury shares

The Company’s equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

q)  Taxes

i)	Income taxes

Income taxes are comprised of income tax and social contribution at a combined rate of 34%.

Deferred income tax assets are recognized for all deductible temporary differences and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and unused tax losses can be utilized.

Deferred income tax assets and liabilities are presented as non-current assets or liabilities and measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates that have been enacted at the reporting date

ii)	Indirect taxes

Net revenues is recognized net of discounts and sales taxes (IPI, ICMS, PIS e COFINS).

24

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

r) Business combinations

Business combinations are accounted for using the acquisition method, from December 1, 2008 (transition date of business combinations for IFRS purposes),  and the assets and liabilities assumed are measured at fair value for purposes of goodwill calculation. Goodwill represents the excess of the acquisition cost in comparison the fair value of the acquired assets and liabilities. If there is an excess of the acquirer's interest in the fair value of assets and liabilities acquired over the cost, the difference is recognized immediately in the income statement.

s)  Asset retirement obligations

The retirement obligations of the subsidiary Cosan CL relate to the legally required obligation to remove underground fuel tanks upon retirement, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted  through earnings. An asset retirement cost equal to the initial estimated liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

t)   Environmental matters

Cosan’s production facilities and its plantation activities are both subject to environmental regulations. Cosan diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. Cosan believes that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

2.4	New IFRS and IFRIC Interpretations Committee (Financial Reporting Interpretations of IASB) applicable to the consolidated financial statements

New accounting pronouncements from the IASB and IFRIC interpretations have been published and / or reviewed and have the optional adoption in March 31, 2011. The Management assessed the impact of these new pronouncements and interpretations and does not anticipate that its adoption will lead to a significant impact on the annual information of the Company and its subsidiaries in the year of initial application, as follows:

• IAS 24 Related Party Disclosures (Amendment) It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. The amended standard is effective for annual periods beginning on or after 1 January 2011. Management is still evaluating the impact on its financial position or performance.

25

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Early adoption is permitted for either the partial exemption for government-related entities or for the entire standard.

• IFRS 9 Financial Instruments – Classification and measurement - It reflects the first phase of the IASBs work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a simplified approach to determine whether a financial asset is measured at amortized cost or fair value, based on the manner in which an entity manages its financial instruments (business model) and the typical contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining losses in recoverable value of assets. The standard is effective for annual periods beginning on or after 1 January 2013. Management is still evaluating the impact on its financial position or performance in relation to IFRS 9.

• IFRS 10 Consolidated Financial Statements - IFRS 10 as issued establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements and is effective for annual periods beginning on or after  January 1, 2013. Early application is permitted. Management is still evaluating the impact on its financial position or performancefrom the adoption of IFRS 10.

• IFRS 11 Joint Arrangements - IFRS 11 provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.  The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities.  IFRS 13 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributionsby Ventures, and is effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 11.

• IFRS 12 Disclosures of Interests in Other Entities - IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.  IFRS 12 is effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 12.

• IFRS 13 Fair Value Measurement - IFRS 13 establishes new requirements on how to measure fair value and the related disclosures for IFRS and US generally accepted accounting principles. The standard is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 13.

26

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

• IFRIC 14 Prepayments of a minimum funding requirement.  This standard applies only to those situations where an entity is subject to minimum funding requirements and anticipated contributions to cover these requirements. The standard allows the entity to account for the benefit of such prepayment as an asset. This standard is effective for fiscal years beginning from January 1, 2011. Management is still evaluating the impact on its financial position or performance from the adoption of IFRIC 14.

• IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments - IFRIC 19 is    effective for annual periods beginning on or after 1 July 2010. The interpretation    clarifies that equity instruments issued to a creditor to extinguish a financial    liability qualify as consideration paid. The equity instruments issued are measured    at their fair value. In case that this cannot be reliably measured, the instruments    are measured at the fair value of the liability extinguished. Any gain or loss is    recognized immediately in profit or loss. Management is still evaluating the    impact on its financial position or performance from the adoption of IFRIC 19.

Improvements to IFRS – The IASB standards for improvements and amendments to IFRS in May 2010 and the amendments will be effective from January 1, 2011:

•	IFRS 3 – Business combination.
•	IFRS 7 – Financial instrument: Disclosures.
•	IAS 1 – Presentation of Financial Statements
•	IAS 27 – Consolidated and Separate Financial Statements
•	IFRIC 13 – Customer Loyalty Programme

Management is still evaluating the impact on its financial position or performance in relation to the 2010 improvements and amendments.

3.	First-time adoption of IFRS

As mentioned in Note 2.1(a), these financial statements for the year ended March 31, 2011 are the first Cosan has prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on March 31, 2011, together with the comparative period data as at and for the year ended March 31, 2010, as described in the accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as of April 1, 2009, the Company’s date of transition to IFRS. This note explains the principal adjustments made by Cosan in restating its Brazilian GAAP statement of financial position as at April 1, 2009 and its previously published Brazilian GAAP financial statements as of and for the year ended March 31, 2010.

27

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRS. The Company has applied the following exemptions:

•
Business combinations: the Company used the exemption of IFRS 1 and has applied IFRS 3 - Business combinations - for acquisitions from December 1, 2008, date of purchase of Cosan CL (formerly known as Esso Brasileira de Petroleo Ltda.) and elected not to remeasure and restate business combinations that occurred before that date.

•
Deemed cost: the Company elected to measure its farming land at fair value at the date of transition to IFRS. The effects of the deemed cost increased fixed assets with a corresponding increase in equity, net of income tax effects (see Note 14). The Company elected not to remeasure the remaining fixed assets. Remaining cost basis dfferences between inflation indexed asset values under IFRS and Brazilian GAAP attributable to Brazil’s hyper-iinflationary designation until 1997 are immaterial as of the IFRS transition date.

•	Defined benefit pension plan: the Company elected to recognize all actuarial gains and losses against the retained earnings as at the date of transition to IFRS. See Note 27 for further details.

•
Borrowing costs: The Company has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition.

•	Cumulative currency translation differences: cumulative currency translation differences are deemed to be zero as at April 1, 2009.

Estimates

The estimates at April 1, 2009 and at March 31, 2010 are consistent with those made for the same dates in accordance with Brazilian GAAP (after adjustments to reflect any differences in accounting policies) apart from the following items where application of Brazilian GAAP did not require estimation:

•	Biological assets
•	Contingent consideration
•	Certain financial instruments

The estimates used by the Company to present these amounts in accordance with IFRS reflect conditions at April 1, 2009, the date of transition to IFRS and as of March 31, 2010.

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

In preparing its opening balance sheet under IFRS, the Company has reclassified and adjusted amounts previously presented under Brazilian GAAP. An explanation of the effects of the transition from Brazilian GAAP to IFRS is presented as follows:

3.1 Reconciliation of the statement of financial position

			April 1, 2009				March 31, 2010
		Note	BRGAAP	Reclassification	Adjustments to IFRS	IFRS	BRGAAP	Reclassification	Adjustments to IFRS	IFRS
Assets
Current
Cash and cash equivalents			719,356	-	-	719,356	1,078,366	-	-	1,078,366
Restricted cash			11,757	-	-	11,757	44,972	-	-	44,972
Accounts receivable			599,163	-	-	599,163	766,415	-	-	766,415
Derivatives			17,022	-	-	17,022	230,561	-	-	230,561
Inventories		A	1,106,185	(386,529)	-	719,656	1,046,730	(434,047)	-	612,683
Advances to suppliers			206,032	-	-	206,032	235,552	(33,979)	-	201,573
Related parties			57,232	-	-	57,232	24,859	1,689	698	27,246
Deferred income taxes		i.ii	42,471	(42,471)	-	-	76,310	(76,310)	-	-
Recoverable taxes			265,417	-	-	265,417	327,864	-	-	327,864
Other current assets			50,277	19,231	-	69,508	61,163	13,994	-	75,157
			3,074,912	(409,769)	-	2,665,143	3,892,792	(528,653)	698	3,364,837
Non-current
Deferred income taxes		ii	700,044	42,471	66,703	809,218	560,114	76,310	49,715	686,139
Advances to suppliers		ii	48,035	-	-	48,035	63,741	-	-	63,741
Related parties			-	-	-	-	81,411	-	-	81,411
Recoverable taxes			21,374	-	-	21,374	45,018	-	-	45,018
Judicial deposits		i	-	171,266	-	171,266	-	167,562	-	167,562
Other financial assets		gi	177,626	-	125,841	303,467	205,657	-	149,713	355,370
Other non-current assets			434,491	(42,468)	-	392,023	500,556	(49,737)	-	450,819
Equity method investments		f	278,209	-	44,868	323,077	193,123	-	67,691	260,814
Biological assets		a	-	942,533	(188,302)	754,231	-	1,106,675	(143,431)	963,244
Property, plant and equipment	a	a, b, d, e	3,465,236	(592,171)	1,050,558	3,923,623	5,561,065	(678,342)	1,231,808	6,114,531
Intangible assets		b	2,447,464	59,404	(40,913)	2,465,955	2,901,307	75,436	404,722	3,381,466
			7,572,479	581,035	1,058,755	9,212,269	10,111,993	697,904	1,760,218	12,570,115
Total assets			10,647,391	171,266	1,058,755	11,877,412	14,004,785	169,251	1,760,216	15,934,952

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

		April 1, 2009				March 31, 2010
	Note	BRGAAP	Reclassification	Adjustments to IFRS	IFRS	BRGAAP	Reclassification	Adjustments to IFRS	IFRS
Liability
Current
Current portion of long-term debt	b	1,449,504	-	-	1,449,504	800,902	-	(5,901)	795,001
Derivatives		66,895	-	-	66,895	76,703	-	-	76,703
Trade accounts payable		456,116	-	-	456,116	569,399	-	-	569,399
Salaries payable		93,156	-	-	93,156	141,584	-	-	141,584
Taxes payable		168,596	-	-	168,596	215,862	-	-	215,862
Dividends payable		-	-	-	-	116,569	-	-	116,569
Related parties		5,169	(711)	-	4,458	14,416	1,689	-	16,105
Other current liabilities		85,794	-	-	85,794	182,434	-	-	182,434
		2,325,230	(711)	-	2,324,519	2,117,869	1,689	(5,901)	2,113,657
Non-current
Long-term debt		2,885,456	-	-	2,885,456	5,136,529	-	-	5,136,529
Taxes payable	b	328,760	-	-	328,760	593,505	-	(651)	592,854
Legal proceedings	i.i	1,105,899	171,266	-	1,277,165	444,421	167,562	-	611,983
Related parties		405,160	711	-	405,871	-	-	-	-
Pension	hh	60,378	-	4,730	65,108	61,788	-	(61,788)	-
Deferred income taxes		-	-	528,969	528,969	346,599	-	775,809	1,122,408
Other non-current liabilities	bb	139,882	-	222,511	362,393	146,493	-	228,851	375,344
		4,925,535	171,977	756,210	5,853,722	6,729,335	167,562	942,221	7,839,118
Equity
Common stock		3,819,770			3,819,770	4,687,826			4,687,826
Treasury shares		(4,186)	-	-	(4,186	(4,186)	-	-	(4,186)
Capital reserves		45,841	-	-	45,841)	51,868	-	439,461	491,329
Profit reserves	b, h		-	-	-	374,247	-	369,842	744,089
Accumulated earnings (losses)		(495,678)	-	302,603	(193,075)			-	-
Equity attributable to owners of the Company		3,365,747	-	302,603	3,668,350	5,109,755	-	809,303	5,919,058
Equity attributable to non-controlling interests	c	30,879	-	(58)	30,821	47,826	-	15,293	63,119
Total Equity		3,396,626	-	302,545	3,699,171	5,157,581	-	824,596	5,982,177
Total Liabilities and Equity		10,647,391	171,266	1,058,755	11,877,412	14,004,785	169,251	1,760,916	15,934,952

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

3.2 Reconciliation of the income statement – Year ended March 31, 2010

	Note	BR GAAP	Adjustments to IFRS	IFRS
Net sales		15,336,055	-	15,336,055
Cost of goods sold	b	(13,210,692)	(60,639)	(13,271,331)

Gross profit		2,125,363	(60,639)	2,064,724

Operational income /(expenses)
Selling		(864,601)	1,875	(862,726)
General and administrative		(497,153)	807	(496,346)
Other, net	b	(22,781)	60,304	37,523
Gain on tax recovery program		270,333	-	270,333
		(1,114,202)	62,986	(1,051,216)
Income before financial results, equity income of associate and income taxes		1,011,161	2,347	1,013,508

Equity income of associates	f	(18,645)	22,823	4,178
Financial results, net	b	420,353	34,815	455,168

Income before income taxes		1,412,869	59,985	1,472,854

Income Taxes
Current		(78,381)	-	(78,381)
Deferred		(355,454)	10,531	(344,923)
		(433,835)	10,531	(423,304)

Net income for the year		979,034	70,516	1,049,550
Net income attributable to non-controlling interests	c	7,461	(3,278)	4,183
Net income attributable to Cosan		986,495	67,238	1,053,733

3.3. Reconciliation of equity

	Note	01/04/2009	31/03/2010
BR GAAP equity		3,365,747	5,109,755

IFRS adjustments:
Biological assets	a	(188,302)	(143,431)
Business combinations	b	57,891	376,510
Pension plan – defined benefit	h	(4,730)	61,786
Deemed cost of Property, plant and equipment	d	366,150	366,151
Borrowing costs	e	-	42,154
Other adjustments		(2,729)	(2,372)
Warrants on equity method investment	g	125,841	149,713
Investment property in associate	f	44,868	67,691
Deferred income tax on IFRS adjustments	ii	(96,444)	(107,578)
Non-controlling interest	c	58	(1,321)
IFRS equity excluding non-controlling interest		3,668,350	5,919,058

Presentation of non-controlling interest inside equity		30,821	63,119

IFRS equity		3,699,171	5,982,177

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

3.4 Reconciliation of net income – Year ended March 31, 2010

	Note	Year ended March 31, 2010
BR GAAP net income		986,495

IFRS adjustments:
Biological assets	a	44,871
Business combinations	b	(76,886)
Pension plan – defined benefit	h	2,797
Borrowing costs	e	42,152
Other adjustments		355
Warrants on equity method investment	g	23,873
Investment property in associate	F	22,823
Deferred income tax on IFRS adjustments	Ii	10,531
Non-controlling interest	c	(3,278)
IFRS net income		1,053,733

The transition from Brazilian GAAP to IFRS did not result in a material impact on the statement of cash flows.

The significant adjustments as a consequence of the adoption of IFRS are described as follows:

a)	Biological assets

According to the IAS 41, biological assets of the Company are measured at fair value at each reporting period, using the discounted cash flow method.

In accordance with accounting practices prior to the adoption of IFRS, the biological assets were recorded at their historical cost less amortization and were classified and presented in the statement of financial position as inventories or fixed assets  The costs classified in inventories related to maintenance costs of the crop to be harvested within 12 months, and the costs recognized in fixed assets related to the costs of the initial crop of sugarcane plants, which are amortized over five years, the estimated useful life.

The negative adjustment of biological assets to fair value as of the IFRS transition date was not considered an indicator of impairment of the previous carrying value of the previously classified inventory or fixed assets under Brazilian GAAP.   Rather, such previous asset values were deemed recoverable as of April 1, 2009 based on the estimated future cash flows of all crops to be grown on the land as they are used to produce sugar and ethanol, as compared to the current fair value of biological assets which is based on the current status on crops in process.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

b)	Business combinations

Under IFRS 3, all assets and liabilities of businesses acquired after the transition date, including any intangible assets are valued at their fair value at the date of transaction. In addition, purchases of businesses with payment in shares or other securities issued by the purchaser must also be measured at fair value for purposes of determining the purchase price, which consequently affects the value of goodwill calculated. Cosan considered the transition date for application of IFRS 3 to be December 1, 2008, the date of acquisition of Cosan CL.

The buyer must recognize contingent consideration at fair value at the acquisition date as part of the consideration for obtaining control of the acquiree.

If the Company's interest in the fair value of identifiable assets and liabilities acquired exceeds the acquisition cost, such excess is recorded as an immediate gain in income.

According to Brazilian GAAP, goodwill in a business combination was calculated based on the amount paid in cash.  Amounts paid with shares considered the equity value of the shares given and not their market value and determination of the amounts did not consider the existence of any intangible assets to be recorded.  Total consideration was then compared with the book value of the acquired company. If a discount was identified, it would be recorded in noncurrent liabilities.

Under Brazilian GAAP, up to March 31, 2010, goodwill on a business combination was calculated as the difference between the purchase price and the historical net assets of the business acquired. The purchase price, if not cash, and the net assets did not reflect any fair value considerations. Any negative goodwill would be presented as a liability.

c)	Non-controlling interests

Under IAS 27 - Consolidated and Separate Financial Statements, the participation of non-controlling interets is presented as a component of equity.

According to Brazilian GAAP, up to March 31, 2010, non-controlling interests were presented between non-current liabilities and equity on the statement of financial position.

Also, some first time adoption adjustments impacted non-controlling interests.

d)	Deemed cost

The Company elected to measure its farming land at fair value at the date of transition to IFRS. The adjustment was recorded against equity net of deferred taxes.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

e)	Borrowing costs

Under Brazilian GAAP, up to March 31, 2010, the Company did not capitalize borrowing costs. The Company has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition

f)	Investment property in associate

Radar Propriedades Agricolas S.A. (“Radar”) is an equity method investment of the Company that invests in farming land for rent and future appreciation. Under Brazilian GAAP, up to March 31, 2010, such land was recorded at cost. With the adoption of IFRS, Radar treated such land as investment property and elected to measure it at fair value. Fair value is measured at each reporting date, impacting the equity income of Cosan in regard to Radar.

g)	Warrants on equity method investment

The Company holds warrants on Radar, exercisable at any time up to maturity (August 2018). Such warrants permit Cosan to purchase additional shares, equivalent to 20% of total shares as of the date of exercise. The exercise of warrants will not change the classification of this investment as an equity investment. Those warrants were not considered to be a financial instrument under Brazilian GAAP up to March 31, 2010 as they cannot be net settled. Radar is a privately owned entity. Under IFRS the warrants are treated as a separate financial instrument measured at fair value.

h)	Pension plan - defined benefit

Under Brazilian GAAP, up to March 31, 2010, the Company recorded its defined benefit plan under the corridor approach with respect to actuarial gains and losses. With the adoption of IAS 19, the Company elected to recognize actuarial gain and losses in the period the occur as a component of other comprehensive income.

i)	Reclassifications

The major reclassifications made in connection with the adoption of IFRS were as follows:

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

i) Judicial deposits

Under IFRS, judicial deposits related to provisions for legal proceedings are presented on a gross basis in non-current assets as they do not satisfy the requirements for compensation with the related liability under IAS 1. Previously, under Brazilian GAAP up to March 31, 2010, provisions for legal proceedings were presented net of related judicial deposits.

ii) Deferred income taxes

As required by IAS 12, all deferred income taxes have been reclassified to non-current assets or liabilities. Also, the balance of deferred income taxes was impacted by the adjustments previously mentioned.

4.	Cash and cash equivalents

	2011	2010	April 1, 2009
Local currency
Cash	289	384	125
Bank accounts	64,437	22,740	74,586
Highly liquid investments	1,076,599	877,017	528,539
Foreign currency
Bank accounts	78,353	127,755	48,969
Highly liquid investments	34,392	50,470	67,137
	1,254,070	1,078,366	719,356

On March 31, 2011, the Company had unused lines of credit with BNDES, at the amount of R$1,064,930 (2010: R$765,075). The use of these lines of credit depends upon fulfillment of certain contractual conditions.

5.	Restricted cash

	2011	2010	April 1, 2009
Restricted Financial Investments	61,072	-	-
Deposits in connection with Derivative Transactions	126,872	44,972	11,757
	187,944	44,972	11,757

Deposits in connection with derivative transactions relate to margin calls by counterparties in derivative transactions.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

6.	Other financial assets

	2011	2010	April 1, 2009
Fair value of Radar option (1)	162,961	149,713	125,841
Treasury certificates – CTN (2)	257,456	205,657	177,626
	420,417	355,370	303,467

(1) The Company holds warrants on Radar, exercisable at any time up to maturity (August 2018). Such warrants will allow Cosan to purchase additional shares at R$41.67 per share adjusted for  inflation (IPCA), equivalent to 20% of the total shares issued by Radar as of the date of exercise. The exercise of warrants will not change the classification of this investment as an equity investment. The fair value of these warrants was calculated based on observable market data.

(2) Represented by bonds issued by the Brazilian National Treasury under the Special Program for Agricultural Securitization - "PESA" with original maturity of 20 years in connection with the long-term debt denominated PESA (note 16). These bonds yield inflation (IGPM) plus 12% p.a.. The value of these securities at maturity is expected to be equal to the amount due to the PESA at that date. If the PESA debt is paid in advance, the Company may still keep this investment until maturity.

7.	Accounts receivable

The balances of accounts receivables as of March 31, 2011, 2010 and April 1, 2009  are composed as follows:

	2011	2010	April 1, 2009
Domestic	678,498	715,481	539,326
Foreign	7,556	148,655	162,822
Allowance for doubtful accounts	(91,197)	(97,721)	(102,985)
	594,857	766,415	599,163

The analysis of the maturity of the accounts receivable is as follows:

	2011	2010	April 1, 2009
Current	555,826	483,279	359,644
Overdue
Up to 30 days	21,097	273,435	228,943
From 31 to 60 days	4,317	4,760	1,882
From 61 to 90 days	553	4,146	4,227
From 91 to 180 days	4,096	717	327
More than 180 days	8,968	78	4,140
	39,031	283,136	239,519
	594,857	766,415	599,163

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Changes in the allowance for doubtful accounts are as follows:

On April 1, 2009	(102,985)
Provision	(14,011)
Reversal	15,389
Write-offs	11,748
Addition from business combination	(7,862)
On March 31, 2010	(97,721)
Provision	(16,573)
Reversal	18,238
Write-offs	6,130
Addition from business combination	(1,271)
On March 31, 2011	(91,197)

8.	Inventories

	2011	2010	April 1, 2009
Finished goods:
Sugar	77,673	93,610	109,265
Ethanol	42,840	97,791	200,980
Fuel and Lubricants	326,634	226,248	274,430
Raw material	51,598	42,022	45,721
Spare parts and other	191,153	178,272	112,362
Provision for inventory realization and obsolescence	(19,567)	(25,260)	(23,102)
	670,331	612,683	719,656

Change in the provision for inventory realization and obsolescence is as follows:

On April 1, 2009	(23,102)
Addition	(14,528)
Reversal	12,370
On March 31, 2010	(25,260)
Addition	(13,483)
Reversal	19,176
On March 31, 2011	(19,567)

9.	Recoverable taxes

	2011	2010	April 1, 2009
Income Tax	66,274	107,675	66,083
COFINS	121,474	74,571	81,024
PIS	27,338	24,263	21,667
ICMS – State VAT	151,161	119,404	76,474
IPI	47,741	21,911	35,204
Others	16,069	25,058	6,339
	430,057	372,882	286,791
Current	(374,991)	(327,864)	(265,417)
Non Current	55,066	45,018	21,374

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

10.	Related parties

In the normal course of business the Company has operational and financing transactions with several related parties. The significant related party balances and transactions are summarized below:

•  Aguassanta:

The Company has land leased from entities controlled by Group Aguassanta (“Aguassanta”) a group of entities under common control, being Mr. Rubens Ometto de Silveira de Mello ultimate controlling shareholder. The lease costs are paid considering the ATR price published by CONSECANA and contracts having terms expiring between 2026 and 2027.

• Radar

The Company has land leased from entities controlled by Radar our associate. These lease costs are paid also considering the ATR price published by CONSECANA and most of the lease contracts have terms expiring in 2027.

• Rezende Barbosa

The Company holds a receivable originated from the acquisition of Curupay which are ultimately guaranteed by shares issued by the Company.

The Company executed a long-term sugar-cane supply agreement with Rezende Barbosa. Prices paid to them are based on ATR price published by CONSECANA .

•  Vertical UK LLP

The Company sells and buys ethanol from Vertical UK (“Vertical”) in the normal course of business. Vertical is a Trading Company headquartered in Switzerland for which we have a 50% stake.

• Logispot

In the year ended March 31, 2010 The Company acquired a minority stake in this entity and the installments outstanding represented the March 31, 2010 balance payable in regard to the share acquisition. In March 2011 The Company acquired the control of such entity as disclosed in Note 11.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

•	Cosan Limited

Following the acquisition of Esso Brasileira de Petróleo Ltda. (CCL) which occurred in 2008,  Cosan Limited purchased floating rate notes issued by this company in the past.  The notes were denominated in US Dollars with interest based on Libor plus 2.8% per year. During the year ended March 31, 2010 the Company repaid such notes using resources raised from the issuance of Senior Notes due in 2014.

a.	Summarized balances with related parties

	2011	2010	April 1, 2009
Current assets
Vertical	6,430	5,015	26,850
Aguassanta	-	14,003	-
Rezende Barbosa	7,298	7,349	-
Other	941	879	30,382
Total current assets	14,669	27,246	57,232

Non-current assets
Rezende Barbosa	91,954	81,411	-
Total assets	106,623	108,657	57,232

	2011	2010	April 1, 2009
Current Liabilities
Rezende Barbosa	37,664	1,689	-
Logispot	-	11,244	-
Other	3,499	3,172	4,458
Total current liabilities	41,163	16,105	4,458

Non-current liabilities
Cosan Limited	-	-	405,871
Other	4,444	-	-
Total non-current liabilities	4,444	-	405,871
Total Liabilities	45,607	16,105	410,329

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

b.	Summarized transactions with related parties

	2011	2010
Sales of products/ services
Vertical UK	160,202	154,042
Aguassanta	39,131	101,902
Other	832	-
	200,165	255,944
Purchase of goods/ services
Rezende Barbosa	(352,195)	(155,615)

Leased land
Aguassanta	(26,459)	(18,817)
Radar	(28,446)	(23,852)
	(54,905)	(42,669)
Financial income/ (expense)
Cosan Limited	(12)	78,615
Rezende Barbosa	233	18,045
Other	524	(84)
	745	96,576

c.	Officers and directors compensation

Fixed and variable compensation for key management, including officers and directors were recorded as general, administrative and other expenses and amounted to as follows:

	2011	2010
Regular compensation	7,894	6,589
Stock option expense	2,961	8,971
Bonuses and other variable compensation	23,791	6,325
Total compensation recorded as expense	34,646	21,885

11.	Business combination and acquisitions of non-controlling interest

a.	Logispot Armazéns Gerais S.A. (“Logispot”)

On March 14, 2011, Cosan, through its indirect subsidiary Rumo Logística S.A. (“Rumo”), purchased 874,226 common shares of Logispot, totaling R$ 48,888 cash which increased its participation in the common shares of Logispot from 14.28% to 51.00%.

Logispot is located in the city of Sumaré and is an important link between plants in the state of São Paulo and Santos Port. The terminal is accessed by all railroads that cross the state of São Paulo and is beside the Anhanguera, Bandeirantes and Dom Pedro highways. The site has a static capacity of 400,000 tons, a structure to receive and send both through roads, as well as by rail, but the potential to carry a composition of 120 railcars of 90 tones per day (unaudited information).

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

The fair value at the acquisition date of the consideration transferred totaled R$ 68,880, which consisted of the following:

Cash	48,888
Fair value of 14.28% of Cosan in Logispot immediately before the business combination	19,992
Total	68,880

The estimated fair value of assets acquired and liabilities assumed at the date of acquisition of Logispot were as follows:

Description
Trade accounts receivable	1,297
Others assets	677
Property, plant and equipment	218,638
Deferred income and social contribution taxes	(64,394)
Others liabilities	(26,942)
Non-controlling interest	(63,901)
Net assets acquired	65,375
Consideration transferred, net of cash acquired	67,745
Provisional goodwill	2,370

The purchase price for the acquisition of Logispot was allocated on a preliminary basis based on the estimated fair value of assets acquired and liabilities assumed. The provisional goodwill has been allocated in the segment Rumo.

a.	Cosan Araraquara Açúcar e Álcool Ltda. (“Usina Zanin”)

On February 18, 2011, the Company acquired 100% of the share capital of Usina Zanin, for  R$90,000 cash.

Usina Zanin is located in the city of Araraquara and has a production capacity of 300m ³ / day of anhydrous ethanol, 220m ³ / day of hydrous ethanol, 925 tons / day of sugar and storage capacity of 35,000 m³ of ethanol and 25,000 tons of sugar (unaudited information).

The estimated fair value of assets acquired and liabilities assumed at date of acquisition of Usina Zanin, was as follows:

Description
Inventories	8,511
Biological assets	87,115
Others assets	57,527
Property, plant and equipment	257,473
Intangible assets	4,407
Loans and Long-term debt	(280,941)
Provision for judicial demands	(21,471)
Deferred income and social contribution taxes	(45,277)
Others liabilities	(47,819)
Net assets acquired	19,525
Consideration transferred, net of cash acquired	88,927
Goodwill	69,402

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

The purchase price of the acquisition of Usina Zanin was preliminarily allocated based on the estimated fair value of assets acquired and liabilities assumed. The preliminary goodwill has been allocated in the S&E segment.

b.	TEAS Terminal Exportador de Álcool de Santos S.A. (“TEAS”)

On November 24, 2009, the Company acquired, for R$ 20,260 cash, an additional 26.7% interest, represented by 10,527,295 common shares, of TEAS from Crystalsev Comércio e Representação Ltda and Plínio Nastari Consultoria e Participações Ltda.. As a result of this transaction, Cosan increased its direct share ownership in TEAS from 40.0% to 66.7% and obtained control of TEAS. TEAS has a port concession and operates a dedicated terminal for export of ethanol.

The acquisition date fair value of the consideration transferred totaled R$ 39,911, which consisted of the following:

Cash	20,260
Fair value of share of 40% of Cosan in TEAS immediately before the combination	19,651
Total	39,911

The following table summarizes the fair values of assets acquired and liabilities assumed at the acquisition date:

Description
Property, plant and equipment	21,162
Others assets and liabilities, net	405
Non-controlling interest	(6,258)
Net assets acquired	15,309
Consideration transferred, net of cash acquired	22,610
Goodwill	7,301

The goodwill has been allocated in the S&E segment.

c.	Curupay S.A. Participações (“Curupay”)

On June 18, 2009, Cosan S.A. acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”), through the issuance of 44,300,389 common shares valued at R$14.09 per share (fair value at the acquisition date) with a value of R$ 624,192.  The assets acquired include the non-controlling interest in Novo Rumo Logística S.A. (“Novo Rumo”) representing 28.82% of its outstanding shares which were issued in the Teaçu Armazéns Gerais S.A. (Teaçu”) acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Cosan Alimentos (collectively referred to as “Nova América”).

With the acquisition of the noncontrolling interest of Novo Rumo, Cosan increased its share ownership in Novo Rumo to 92.88%. This transaction was a change in ownership interest without a loss of control and accounted for as a transaction in equity.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

The following table summarizes the assets acquired and liabilities assumed in relation to Nova America:

Description
Inventories	119,212
Related parties	67,741
Property, plant and equipment	885,786
Intangible assets	243,955
Noncontrolling interest in Novo Rumo	132,539
Others assets	340,776
Loans and Long-term debt	(1,174,631)
Taxes payables	(56,028)
Deferred income and social contribution taxes	(47,354)
Others liabilities	(303,651)
Net assets acquired	208,345
Consideration transferred, net of cash acquired	572,710
Goodwill	364,365

The goodwill of R$ 364,365 arising from the acquisition was assigned to the Sugar and Ethanol operating segment (“S&E”).

The purchase price to acquire Curupay was allocated based on the fair value of assets acquired and liabilities assumed. The Company obtained an independent valuation of property, plant and equipment, intangible assets, loans and long-term debt and internally determined the fair value of other assets and liabilities of the acquired business

d.	Teaçu Armazéns Gerais S.A. (“Teaçú”)

On April 9, 2009, the Company, through its 90% owned subsidiary, Copsapar Participacoes SA, which owns 100% of the Novo Rumo, acquired 100% of the shares of Teaçu of Rezende Barbosa for R$ 121,131 and issue of 90,736,131 shares of Novo Rumo, equivalent to 28.82% of their capital. Teaçu holds a port concession and operates a dedicated terminal for export of sugar and other agricultural products.

As a result of this transaction, the Company reduced its indirect participation in Novo Rumo to 64.06%.

The acquisition date fair value of the consideration transferred totaled R$ 382,908, which is formed by:

Cash	121,131
Common stock at fair value	261,777
Total consideration transferred	382,908

In the absence of a market price, the fair value of shares included in the consideration transferred was calculated using an income approach, using the present value of estimated future cash flows.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

The table below shows the fair values of assets acquired and liabilities assumed at the date of acquisition.

Description
Property, plant and equipment	101,711
Intangible assets	316,977
Inventories	2,768
Others assets	61,740
Loans and Long-term debt	(43,355)
Suppliers	(1,111)
Provision for judicial demands	(7,532)
Deferred income and social contribution taxes	(104,551)
Others liabilities	(7,138)
Net assets acquired	319,511
Consideration transferred, net of cash acquired	382,432
Goodwill	62,921

The goodwill was assigned to Rumo operating segment.

The purchase price for the acquisition of Teaçu was allocated based on the fair value of assets acquired and liabilities assumed. The Company obtained an independent valuation of property, plant and equipment, intangible assets, loans and Long-term debt and internally determined the fair value of other assets and liabilities of the acquiree.

e.	Additional information (unaudited)
☒
If entities acquired during 2011 had been included in the income statement since the beginning of the year the additional revenue would be R$ 254,368 and net income would be decreased in R$ 6,461.

12.	Equity Method Investments (associates)

	Investments			Equity income (loss) associates
	2011	2010	April 1, 2009	2011		2010
Radar (interest of 18.92%)	260,756	222,525	184,211	28,658		24,639
Uniduto Logística Ltda. (interest of 36.45%)	9,561	17,783	7,506	(12,391)		-
Logum Logística S.A.	18,300	-	-	-		-
Other investments	15,525	20,506	131,360	8,920		(20,461)
	304,142	260,814	323,077	25,187	8	4,178

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Changes in investments

Balances at April 1, 2009	323,077

Equity income (loss)	4,178
Additions to investments	48,805
Change from associate to subsidiary	(119,051)
Others	3,805

Balances at March 31, 2010	260,814

Equity income (loss)	25,187
Additions to investments	37,979
Change from associate to subsidiary	(20,015)
Others	177

Balances at March 31, 2011	304,142

Information on investments

On March 31, 2011
	Assets	Liabilities	Equity	Net income (loss)
Radar	1,804,609	426,355	1,378,254	151,421
Uniduto Logística Ltda.	27,836	1,608	26,228	(18,786)
Logum Logística S.A.	101,982	8,343	93,639	(4,289)

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

13.	Biological assets

Changes in biological assets (sugarcane plants) is described below:

Consolidated
Balances at April 1, 2009	754,231
Change in fair value	44,871
Increase due to planting and growing costs	647,467
Harvested cane transferred to inventory	(483,325)
Balances at March 31, 2010	963,244
Change in fair value	381,894
Increase due to planting and growing costs	745,572
Harvested cane transferred to inventory	(616,693)
Increase resulting from business combination	87,115
Balances at March 31, 2011	1,561,132

Sugarcane plants

Areas cultivated represent only sugarcane, without considering the land where these crops are found. The following assumptions were used to determine fair value using the discounted cash flow:

	2011	2010
Crop area (hectares)	340,386	297,864
Expect productivity (tons of cane per hectare)	84.74	90.36
Total amount of recoverable sugar – ATR (kg)	138.54	134.08
Price kg ATR projected average (R$/kg)	0.4228	0.3781

Sugar production depends on the volume and sucrose content of sugarcane grown or supplied by farmers located near the plants. The yield of the crop and the sucrose content in sugarcane mainly depend on weather conditions such as rainfall rate and temperature, which may vary. Historically, weather conditions have caused volatility in ethanol and sugar production, and consequently in our operating results because it cause demage to the annual harvest. Future climate conditions may reduce the amount of sugar and sugarcane that the Company will obtain in a particular season or in the sucrose content of sugarcane. Additionally, our business is subject to seasonality according to the growth cycle of sugarcane in the south-central region of Brazil. The period of annual harvest of sugarcane in the south-central region of Brazil begins in April / May and ends in November / December. This creates variations in stock, usually high in November to cover sales between harvests (i.e. from December to April) and a degree of seasonality in gross profit as sales of ethanol and sugar are significantly lower in the last quarter of fiscal year. The seasonality and any reduction in the volume of sugar recovered could have a material adverse effect on our operating results and financial condition.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

14.	Property, plant and equipment

	Land and rural properties	Buildings and improvements	Machinery and Equipment	Aircraft	Rail cars and locomotives	Boats and vehicles	Furniture, fixtures and computer equipment	Construction in progress	Advances for purchase of property, plant and equipment	Parts and components to be periodically replaced	Other	Total
Cost or valuation:
Balances at April 1, 2009	1,025,824	806,335	1,994,666	14,131	-	212,983	103,590	881,561	203,493	214,095	5,248	5,461,926
Addition	4,297	5,313	49,580	-	-	313	494	1,326,213	-	333,859	-	1,720,069
Write-offs	(5,657)	(11,537)	(44,046)	(736)	-	(19,986)	(6,063)	-	(23,225)	(6,212)	(4,064)	(121,526)
Transfers	635	133,202	1,025,250	4,691	-	28,985	15,182	(1,208,111)	-	(467)	-	(633)
Addition by acquisition	16,751	-	581,788	-	-	1,050	5,891	408,589	20,366	16,042	(179)	1,050,298
Balances at March 31, 2010	1,041,850	933,313	3,607,238	18,086	-	223,345	119,094	1,408,252	200,634	557,317	1,005	8,110,134
Addition	12,500	6,684	81,133	-	-	312	1,806	1,577,620	-	479,446	-	2,159,501
Write-offs	(4,445)	(10,001)	(29,556)	(1,148)	-	(2,814)	(5,575)	-	(87,899)	-	-	(141,438)
Transfers	6,534	164,304	1,170,279	13,965	341,647	102,199	21,728	(1,824,414)	-	-	3,758	-
Addition by acquisition	206,801	27,956	151,338	-	-	-	153	57,307	36,212	6,579	19	486,365
Balances at March 31, 2011	1,263,240	1,122,256	4,980,432	30,903	341,647	323,042	137,206	1,218,765	148,947	1,043,342	4,782	10,614,562
Depreciation:
Balances at April 1, 2009	-	(217,724)	(1,107,817)	(11,133)	-	(126,580)	(72,580)	-	-	(467)	(2,002)	(1,538,303)
Depreciation expenses	-	(43,550)	(198,621)	(2,026)	-	(22,960)	(10,503)	-	-	(240,629)	-	(518,289)
Disposals	(954)	6,505	33,016	68	-	15,553	4,332	-	-	-	2,002	60,522
Transfers	-	970	(795)	-	-	(351)	176	-	-	467	-	467
Addition by acquisition	-	-	-	-	-	-	-	-	-	-	-	-
Balances at March 31, 2010	(954)	(253,799)	(1,274,217)	(13,091)	-	(134,338)	(78,575)	-	-	(240,629)	-	(1,995,603)
Depreciation expenses	-	(46,053)	(218,193)	(2,133)	(6,128)	(18,348)	(14,467)	-	-	(371,230)	-	(676,552)
Disposals	(2,164)	5,947	24,776	29	-	2,487	5,160	-	-	-	-	36,235
Transfers	-	6,285	(4,878)	-	-	53	422	-	-	-	-	1,882
Addition by acquisition	-	-	-	-	-	-	-	-	-	-	-	-
Balances at March 31, 2011	(3,118)	(287,620)	(1,472,512)	(15,195)	(6,128)	(150,146)	(87,460)	-	-	(611,859)	-	(2,634,038)
Net salvage value:
Balances at:
March 31, 2011	1,260,122	834,636	3,507,920	15,708	335,519	172,896	49,746	1,218,765	148,947	431,483	4,782	7,980,524
March 31, 2010	1,040,896	679,514	2,333,021	4,995	-	89,007	40,519	1,408,252	200,634	316,688	1,005	6,114,531
April 1, 2009	1,025,824	588,611	886,849	2,998	-	86,403	31,010	881,561	203,493	213,628	3,246	3,923,623

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Capitalization of borrowing costs

On March 31, 2011, borrowing costs capitalized amounted to R$ 70,543 (R$ 43,302 in 2010). The weighted average interest rate, used for capitalization of interest on the balance of construction in progress, was 9.13% at March 31, 2011 (6.47% in 2010).

15.	Intangible assets

	Software license	Trademarks	Goodwill	Customer base	Favorable operating leases	Distribution rights	Others	Total
Cost or valuation:
Balances at April 1, 2009	66,090	341,221	1,770,176	266,443	-	59,404	-	2,503,334
Addition	7,139	-	-	-	-	42,607	-	49,746
Write-off	(5,972)	-	(41,066)	-	-	-	-	(47,038)
Transfers	633	-	-	-	-	-	-	633
Addition by acquisition	2,507	88,450	434,587	316,977	155,505	-	14,226	1,012,252
Others	-	-	15,554	-	-	-	-	15,554
Balances at March 31, 2010	70,397	429,671	2,179,251	583,420	155,505	102,011	14,226	3,534,481
Addition	33,709	-	-	-	-	68,280	30,157	132,146
Write-off	(6,103)	-	-	-	-	-	(600)	(6,703)
Transfers	-	-	-	-	-	-	(1,546)	(1,546)
Addition by acquisition	60	-	71,772	-	-	-	1,026	72,858
Others	-	-	2,297	-	-	-	-	2,297
Balances at March 31, 2011	98,063	429,671	2,253,320	583,420	155,505	170,291	43,263	3,733,533

Amortization
Balances at April 1, 2009	(37,379)	-	-	-	-	-	-	(37,379)
Amortization expense	(14,153)	(49,134)	-	(20,030)	(6,479)	(26,576)	(2,433)	(118,805)
Write-off	5,874	-	-	-	-	-	-	5,874
Addition by acquisition	(2,186)	-	-	-	-	-	(519)	(2,705)
Balances at March 31, 2010	(47,844)	(49,134)	-	(20,030)	(6,479)	(26,576)	(2,952)	(153,015)
Amortization expense	(16,924)	(49,576)	-	(21,008)	(8,639)	(35,811)	(5,524)	(137,482)
Write-off	5,969	-	-	-	-	-	-	5,969
Transfers	(7,265)	-	-	-	-	-	3,829	(3,436)
Addition by acquisition	(47)	-	-	-	-	-	152	105
Balances at March 31, 2011	(66,111)	(98,710)	-	(41,038)	(15,118)	(62,387)	(4,495)	(287,859)

Net book value:
Balances at March 31, 2011	31,952	330,961	2,253,320	542,382	140,387	107,904	38,768	3,445,674
Balances at March 31, 2010	22,553	380,537	2,179,251	563,390	149,026	75,435	11,274	3,381,466
Balances at April 1, 2009	28,711	341,221	1,770,176	266,443	-	59,404	-	2,465,955

	Annual amortization
Intangible asset	rate	2011	2010	April 1, 2009

Software license	20%	31,952	22,553	28,711
Trademarks
Trademark Esso (a)	20%	68,696	93,677	118,657
Trademark Mobil (b)	10%	176,911	199,737	222,564
Trademark União (c)	2%	85,354	87,123	-
Customer base (d)	3.45%	247,907	257,176	266,443
Customer base (e)	3.70%	294,475	306,214	-
Favorable operating leases (f)	5.56%	140,387	149,026	-
Distribution rights	Straight line over contract term	107,904	75,436	59,404
Others		38,767	11,272	-
Total		1,192,353	1,202,214	695,779

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

(a) refers to the right to use the trademark Esso, arising from the acquision of Cosan CL.
(b) refers to the right to use the trademark of Mobil lubricants arising from the acquision of Cosan CL.
(c) refers to the right to use the trademark sugar União arising from the acquision of Curupay.
(d) refers to the customer of Cosan CL acquired in its business combination.
(e) refers to the costumer base of Teaçu acquired in its business combination.
(f) refers to favorable lease contracts arising from the acquisition of Curupay.

Impairment testing of goodwill

For the purpose of impairment testing, goodwill is allocated to the operating segments of the Company, at which goodwill is monitored for purposes of internal administration. Goodwill acquired through business combinations has been allocated to three cash-generating units, which are also the Company´s operating segments, as presented below:

•	Sugar and ethanol cash-generating unit (“S&E”);
•	Distribution of fuels and lubricants cash-generating unit (“CCL”);
•	Logistic cash-generating unit (“Rumo”).

The combined value of goodwill allocated to each unit is as follows:

Carrying amount of goodwill	2011	2010	April 1, 2009
S&E cash-generating unit	1,433,982	1,374,437	1,003,378
CCL cash-generating unit	755,524	747,895	766,798
Rumo cash-generating unit	63,814	56,919	-
Total goodwill	2,253,320	2,179,251	1,770,176

As defined in the accounting policy described in note 2.3 (k), the Company tests annually the recoverable amount of goodwill.

The Company uses the value in use method to determine the recoverable amount of the cash-generating unit. The value in use calculation is based on the projection of the expected cash flows of the cash-generating units. The key assumptions used to determine the value in use include (i) sales prices of commodities, (ii) operating costs, (iii) capital expenditures and (iv) discount rates.

Management determines its cash flows based on its annual budgets taking into account for each cash generating unit (i) S&E: the expected long-term sales price of commodities, productivity of agricultural areas, the performance of total recoverable sugar (“ATR”), and related costs, (ii) CCL : the expected growth in operations based on gross domestic product and other macroeconomic aspects, (iii) Rumo: expectations of the Brazilian sugar production destined designated mainly for export. All

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

these cash flows are discounted at rates that reflect specific risks relating to assets relevant to each cash generating unit.

Management has not identified any impairments for its cash generating units. The determination of the recoverable amount depends on certain key assumptions as described above which are influenced by market conditions, technological and economic forces present at the time that the impairment test is undertaken and thus management cannot determine if impairment losses will occur in the future.

16.	Loans and long-term debt

Description	Index	Average annual interest rate	2011	2010	April 1, 2009	Maturity date

Senior Notes Due 2014	Dollar (USD)	9.5%	576,814	631,246	-	July/2014
Senior Notes Due 2017	Dollar (USD)	7.0%	658,954	720,573	936,704	February/2017
Commercial promissory notes	DI – Interbank Deposits	3.0%	-	-	1,161,971	November/2009
BNDES	URTJLP	2.61%	1,308,034	1,053,337	230,504	October/2025
	Upon fixed	4.5%	242,508	-	-	July/2020
	UMBND	7.1%	38,947	-	-	July/2019
Bank Credit Notes	CDCA	0.6%+CDI	31,378	62,497	-	December/2011
ACC	Dollar (USD)	1.60%	228,229	296,375	143,250	March/2012
Perpetual Notes	Dollar (USD)	8.3%	1,236,209	810,896	1,054,119	November/2015
Resolution 2471 (PESA)	IGP-M	3.95%	674,392	603,504	579,856	April/2023
	Pre fixed	3.0%	114	121	129	October/2025
Rural Credits	Pre fixed	6.7%	92,352	-	-	October/2011
Pre Payments	Dollar (USD) + Libor	6.78%	736,472	976,277	-	February/2016
Credit Notes	125,0% CDI	-	303,719	380,140	-	February/2014
	Dollar (USD)	6.25%	314,105	182,831	-	February/2013
	Pre fixed	19.7%	10,142	-	-	October/2012
Finame	Pre fixed	4.92%	517,842	104,214	1,014	July/2020
	URTJLP	2.84%	187,336	94,775	43,653	March/2021
Others	Diverse	Diverse	33,748	14,744	183,760	Diverse
			7,191,295	5,931,530	4,334,960
Current			(916,400)	(795,001)	(1,449,504)
Non Current			6,274,895	5,136,529	2,885,456

All loans and long-term debt are guaranteed by promissory notes and endorsements, besides other guarantees, such as: i) Credit rights originated from energy contracts (BNDES); ii) CTN and land mortgages; and iii) underlying assets being financed (Finame).

Long-term debt has the following scheduled maturities:

	2011	2010	2009
13 to 24 months	745,454	612,101	42,322
25 to 36 months	762,649	748,966	49,799
37 to 48 months	1,010,797	235,191	83,140
49 to 60 months	777,963	849,737	23,882
61 to 72 months	878,092	113,057	19,447
73 to 84 months	222,289	825,623	16,676
85 to 96 months	453,711	109,472	943,421
Thereafter	1,423,940	1,642,382	1,706,769
	6,274,895	5,136,529	2,885,456

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

From 1998 to 2000, the Company and its subsidiaries renegotiated their debts related to financing for agricultural costs with several financial institutions, reducing it to annual interest rates below 10%, ensuring the repayment of debt’s principal with assignment and transfer of Treasury Certificates, redeemable at the debt clearing, using the incentives promoted by Central Bank resolution No. 2471 of February 26, 1998. That debt is self-cleared by CTN, as mentioned in explanatory note 6.

Senior Notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued US$ 350,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February of 2010.

Senior Notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Cosan Açúcar e Álcool.

Promissory Notes

On November 17, 2008, the Company issued one series of 44 registered promissory notes. On November 12, 2009, the Company fully paid this debt.

BNDES

Refers to the financing of cogeneration projects, as well as the financing of greenfields (sugar and ethanol mills).

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Perpetual Notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006. These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Cosan S.A. Açúcar e Álcool.

On November 5, 2010 the subsidiary Cosan Overseas Limited issued $300,000 of perpetual notes in the foreign market, in accordance with “Regulation S”. These notes bear interest at a rate of 8.25% per year, payable quarterly.

Advances on Foreign Exchange Contracts (“ACC”), Pre payments and Credit Notes

ACC contracts, pre payments and credit notes have been signed with several financial institutions and will be cleared through exports made from 2011 to 2014. These transactions are subject to interest rates ranging from 1.0% to 6.25% per annum payable semiannually and on maturity.

Finame

Finame borrowings are financing related to financing of machinery and equipment. These loans are subject to interest rates ranging from 1.15% to 9.73% per annum, payable monthly and are secured by underlying financed assets.

Covenants

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. At March 31, 2011, Cosan was in compliance with its debt covenants.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

17.	Taxes payable

	2011	2010	April 1, 2009
ICMS – State VAT	72,265	49,197	24,847
IPI	30,661	6,379	25,776
INSS	25,309	23,891	20,376
PIS	7,229	8,129	6,113
COFINS	33,721	32,077	23,492
Recovery program – REFIS IV	670,645	665,470	-
Recovery program - REFIS (1)	-	-	273,507
Recovery program – PAES (1)	294	409	69,813
Income Tax	20,928	1,945	41,099
Others	23,303	21,219	12,333
	884,355	808,716	497,356
Current	(245,284)	(215,862)	(168,596)
Non Current	639,071	592,854	328,760

(1)	These tax recovery programs have been reassessed and transferred to the Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09, except for the recovery program related to PAES – salário educação.

Maturities of long-term taxes payables are as follows:

	2011	2010	April 1, 2009
13 – 24 months	67,848	59,698	44,549
25 - 36 months	61,205	57,933	43,409
37 - 48 months	60,396	54,991	42,644
49 - 60 months	60,008	51,241	28,837
61 - 72 months	52,243	51,026	24,067
73 - 84 months	46,707	44,303	24,067
85 - 96 months	45,799	38,911	24,067
As from 97 months	244,865	234,751	97,120
	639,071	592,854	328,760

Tax recovery program – Law 11.941/09 e Provisional Measure 470/09 (“Refis IV”)

On May 27, 2009 and October 13, 2009, Law 11.941 and MP 470 were approved by the Brazilian government creating a tax recovery program, permitting the taxpayer to settle its federal tax debts, previous recovery programs, and other federal taxes under court discussions with discounts on previously charged penalties and interest and in installments. Such discounts generated a gain of R$270,333, recorded in the income statement.

Additionally, it was permitted for the taxpayer to offset a portion of the penalties and interest due with its balance of income tax loss carry forwards. MP470 also allowed taxpayers to use tax losses to offset the principal balance related to IPI taxes.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

18.	Income taxes and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	2011	2010
Pretax income	1,191,070	1,472,854
Income tax and social contribution at nominal rate (34%)	(404,963)	(500,770)
Adjustments made for determining the effective rate
Equity pick up	8,563	1,421
Non deductible donations and contributions	(9,130)	(4,167)
Tax effect due to tax recovery program – REFIS IV	-	59,038
Stock options expense	(1,007)	(3,050)
Others	(7,971)	24,224
Total of deferred and current taxes	(414,508)	(423,304)
Effective rate	34.80%	28.74%

b)	Deferred income and social contribution tax assets/liabilities:

	2011				2010	2009
Assets	Basis	IRPJ 25%	CSLL 9%	Total
Tax losses:
Tax losses	1,094,220	273,555	-	273,555	217,360	209,859
Negative social contribution	1,106,768	-	99,609	99,609	79,375	75,558
Temporary differences:
Provisions for legal proceedings and other temporary differences	978,093	244,523	88,030	332,553	339,689	442,064
Temporary differences from IFRS adoption	28,284	7,071	2,545	9,616	49.715	81,737
	3,207,365	525,149	190,184	715,333	686,139	809,218
Liability
Temporary differences:
Exchange rate	(806,438)	(201,610)	(72,579)	(274,189)	(183,449)	-
Depreciation	(18,384)	(4,596)	-	(4,596)	-	-
Goodwill	(742,129)	(185,532)	(66,791)	(252,323)	(114,152)	-
Temporary differences from IFRS adoption:
Business combination	(1,843,862)	(460,965)	(165,948)	(626,913)	(564,934)	(361,548)
Deemed cost	(366,150)	(91,573)	(32,953)	(124,490)	(124,490)	(124,490)
Others	(671,919)	(167,982)	(60,472)	(228,454)	(135,383)	(43,931)
	(4,448,882)	(1,112,222)	(398,743)	(1,510,965)	(1,122,408)	(528,969)
Total deferred taxes, net	(1,192,488)	(587,073)	(208,559)	(795,632)	(436,269)	280,249

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

In assessing the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan will realize the benefits of these deductible differences at March  31, 2011, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Income tax losses carry forwards and social contribution tax losses may be offset against a maximum of 30% of annual taxable income, with no statutory limitation period.

19.	Provision for judicial demands

	2011	2010	April 1, 2009
Tax	418,744	397,051	1,121,338
Civil	82,599	66,556	77,406
Labor	164,939	148,376	78,421
	666,282	611,983	1,277,165

	Tax	Civil	Labor	Total
Balance at March 31, 2010	397,051	66,556	148,376	611,983
Provision	36,103	61,217	38,818	136,138
Settlements	(6,648)	(11,278)	(27,901)	(45,827)
Write off	(45,094)	(59,767)	(4,418)	(109,279)
Addition from acquisition	14,722	3,404	4,882	23,008
Monetary variation	22,610	22,467	5,182	50,259
Balance at March 31, 2011	418,744	82,599	164,939	666,282

Judicial demands deemed as probable loss

a)	Tax

The major tax legal proceeding as of March 31, 2011, 2010 and April 1, 2009 are described as follows:

	2011	2010	April 1, 2009
Credit premium – IPI (i)	-	-	269,157
IPI credits (i)	-	-	92,722
Contribution to IAA (i)	-	-	84,904
IPC – 89 (ii)	80,273	86,503	81,546
Compensation with Finsocial (iii)	183,706	172,960	163,668
ICMS credits (iv)	56,880	60,240	46,226
PIS and COFINS	8,220	21,212	144,830
IPI	20,759	8,357	54,699
Income and social contribution taxes	2,093	789	43,463
Other	66,813	46,990	140,123
	418,744	397,051	1,121,338

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

(i) The Company and its subsidiaries opted to settle tax related claims in installments as provided by Brazilian Law No 11.941/09 and in MP 470/09 – Tax recovery program. The Company and its subsidiaries used accumulated tax losses to pay the related fines and interest. Consequently there was a full reduction of the claims related to IPI tax credit, as well as the installment payment of other federal taxes, that were recorded as Taxes Payable (Note 17)

(ii) In 1993 subsidiary Cosan CL filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, considering that such index did not reflect the actual inflation back then. The use of this index led the Company to supposedly overstate and overpay the income and social contribution taxes. Cosan CL obtained a favorable preliminary court ruling that allowed it to recalculate the financial position, using indexes that accurately measured the inflation over the period. In doing so the company adjusted the amounts of income and social contribution taxes payable and identified that overpayments for both taxes were offset in subsequent years until 1997. Despite the favorable court rulings, tax authorities issued a notice of infringement to the Company challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997 which led the Company to record a provision in relation to those court rulings.

(iii) From June to December of 1994, the subsidiary Cosan CL used tax credits on COFINS taxes based on a favorable court ruling and compensated with other federal taxes. During 2008 the federal tax authorities in Brazil issued an assessment invalidating such compensation and therefore a provision related to this matter was recorded.

(iv) The provision for ICMS credits is comprised of: (a) tax assessment received, in which, despite the defense filed at the administrative and judicial levels, the legal counsel of the Company understand it is more likely than not that a loss will occur, (b) recovery of credits and financial charges on issues in which Company´s management has a differing view from the tax authorities.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

b)	Civil and labor claims

The Company and its subsidiaries are parties to a number of civil claims related to (i) indemnity for physical and moral damages; (ii) public civil claims related to sugarcane stubble burning; and (iii) environmental matters.

The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of additional hours, night shift premium and risk premium, employment inclusion, reimbursement of discounts from payroll, such as social contribution, trade union charges, among others.

Judicial demands deemed as possible loss

a) Tax claims

The main tax claims for which the unfavorable outcome is deemed possible and, therefore, no provision for legal claims was recorded, are as follows:

	2011	2010	April 1, 2009
Withholding income taxes (i)	194,498	182,824	161,440
ICMS – State VAT (ii)	490,896	322,340	178,390
IPI – Federal VAT (iii)	270,817	263,597	75,667
Compensation with IPI – IN 67/98 (iv)	181,292	174,867	157,525
Contribution to IAA – sugar & ethanol institute	9,107	2,544	73,184
INSS - social security (v)	72,616	4,061	1,839
PIS and Cofins (vi)	163,129	143,556	35,953
Other	188,777	117,784	80,686
	1,571,132	1,211,573	764,684

(i)  Tax assessment – withholding income tax

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

(ii)  ICMS – State VAT

Refers mainly to (i) Tax Assessment filed in view of the alleged lack of payment of ICMS and non-compliance with accessory obligation, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007; and (ii) ICMS levied on the remittances of crystallized sugar for export purposes. In accordance with the tax agent, such product is classified as semi-finished product and that, in accordance with the ICMS regulation, would be subject to taxation, (iii) ICMS levied on possible differences in terms of sugar and alcohol inventories, arising from magnetic tax files and Inventory Registry Books and (iv) ICMS concerning rate difference due to ethanol sales to companies located in other states, which, subsequently, had their registrations revoked and (v) disallowance of credit resulting from the acquisition of diesel used in the production process.

(iii)  IPI – Federal VAT

SRF Normative Instruction n° 67/98 approved the procedure adopted by the industrial establishments which performed remittances without registries and payment of the IPI rate, in regard to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and refined sugar between January 14, 1992 and November 16, 1997. Such rule was considered in proceedings filed by the Federal Revenue Secretariat against the Company, the unfavorable outcome of which is deemed as possible, in accordance with the opinion of the Company’s legal advisors.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

(iv)  Offsets against IPI credits – IN 67/98

SRF Normative Instruction No. 67/98 made it possible to obtain refund of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. In view of this rule, the Company applied for offsetting amounts paid during the relevant periods against other tax liabilities. However, the Federal Revenue Service denied its application for both reimbursement and offsetting of such amounts. The Company challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offset transactions in light of certain changes introduced by IN SRF No. 210/02, the Company filed a writ of mandamus and applied for a preliminary injunction seeking to stay enforceability of offset taxes, in an attempt to prevent the tax authorities from demanding the relevant tax debts in court. The preliminary injunction was granted by court.

(v)  Social Security Contribution

Refers mainly to tax assessment received and defended by the legal counsel, concerning social security contribution on: (i) stock option plan and (ii) export sales and (iii) resale of materials for companies under common control and suppliers.

(vi)  PIS and COFINS

Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the Internal Revenue Service in regard to raw materials. Such discussions are still at the administrative level

b)  Civil and labor

The main civil and labor claims for which the unfavorable outcome is deemed possible are as follows:

	2011	2010	April 1, 2009
Civil	377,608	235,010	145,936
Labor	302,289	255,483	73,080
	679,897	490,493	219,016

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

20.	Commitments

Sales

Considering that the Company is mainly engaged in the commodities market, sales are substantially performed at the price on the date of sale. However, the Company has several agreements in the sugar market, which undertake to sell volumes of those products in future harvests.

The commitments for the sale of sugar, in tons, March 31, 2011 and 2010 are as follows (unaudited):

Year	2011	2010
2011	-	2,005,434
2012	2,279,000	1,828,134
Total	2,279,000	3,833,568

Purchases

Cosan has several commitments for the purchase of sugarcane from third parties in order to secure part of its production in subsequent years. The amount of sugarcane to be acquired has been calculated based on an estimate of the quantity to be ground by area. The amount to be paid by the Company is determined at the end of each harvest, according to prices published by CONSECANA.

Purchase commitments by harvest in tons on March 31, 2011 and 2010 are as follows (unaudited):

Year	2011	2010
2011	-	27,029,473
2012	25,129,648	23,600,912
2013	21,998,612	20,112,639
2014	18,060,914	16,345,120
2015	15,448,964	13,667,148
Thereafter	119,467,512	120,129,217
Total	200,105,650	220,884,509

At March 31, 2011, Cosan had a normal to crush 63 million tons (unaudited) of sugarcane during its harvest.

The Company has entered into contracts to purchase industrial equipment intended for maintenance and expansion of the mills, and to meet the demand of the electric energy co-generation project, in the total amount of R$ 396,536 on March 31, 2011.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Additionally, the Company through its subsidiary Rumo Logistica S.A. entered into a commitment to purchase railcars, locomotives and invest in rail track improvements aimed at the expansion of the logistics business, as follows:

Year	2011	2010
2011	341,647	652,678
2012	178,431	126,892
2013	44,000	94,682
Total	564,078	874,252

Lease Agreements

Operating Leases

The Company and its subsidiaries have operating lease contracts on land used for planting sugarcane and the concession contract to operate the port terminal, which will end within 20 years.
The minimum payments related to these obligations are calculated on a straight-line basis over the term of the lease. The costs for these contracts during the year ended March 31, 2011 and 2010 consisted of the following:

	2011	2010
Minimum installment	155,800	113,953
Variable installment	186,484	112,990
Total	342,284	226,943

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2011 and 2010 are:

	2011	2010
Within 1 year	189,530	131,362
More than 1 year, less than 5 years	754,695	470,223
More than 5 years	1,379,313	1,354,501
Total	2,323,538	1,956,086

21.	Equity

a)	Common stock

The authorized common stock may be increased up to the limit of R$5,000,000,  with no need of an amendment to the Company´s Bylaws, upon a decision of the Board of Directors.

As of March 31, 2011, the Company’s capital is represented by 407,214,353 common shares (406,560,317 as of March 31, 2010 and 328,284,884 as of April 1, 2009), with no par value.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Common shares issued and paid-in capital

Shares issued	Common share	Paid-in capital

As at April 1, 2009	328,284,884	3,819,770
Issuance on June 18 2009 related to the business acquisition of Curupay	44,300,389	334,172
Issuance on July 15, 2009 for purposes of meeting needs of the Stock Option Plan	224,819	1,374
Issuance on August 7, 2009 due to the exercise of subscription warrants by the holders (A)	50	-
Issuance on October 5, 2009 for purposes of meeting needs of the Stock Option Plan	169,500	1,036
Issuance on October 28, 2009 due to the exercise of subscription warrants by the holders (A)	23,753,953	380,063
Issuance on December 15, 2009 due to the exercise of subscription warrants by the holders (A)	84,000	1,344
Issuance on December 15, 2009 for purposes of meeting needs of the Stock Option Plan	571,194	3,490
Issuance on December 22, 2009 due to the exercise of subscription warrants by the holders (A)	8,072,976	129,16
Issuance on December 31, 2009 due to the exercise of subscription warrants by the holders (A)	1,081,552	17,305
Issuance on March 29th, 2010 for purposes of meeting needs of the Stock Option Plan	17,000	10
As at March 31, 2010	406,560,317	4,687,826
Issuance on July 29, 2010 for purposes of meeting needs of the Stock Option Plan	449,879	2,749
Issuance on September 17, 2010 for purposes of meeting needs of the Stock Option Plan	91,657	560
Issuance on March 4, 2011 for purposes of meeting needs of the Stock Option Plan	112,500	687
As at March 31, 2011	407,214,353	4,691,822

(A)
In connection with a capital increase of R$880,000 on September 19, 2008 through the issuance of 55,000,000 nominal shares, the subscribers of each new share also received one Subscription Warrant (Warrant) which resulted in 55,000,000 Warrants being issued. Each Warrant granted its holder the right to subscribe 0.6 common shares, with the distribution of fractional shares not being permitted. Therefore, the Warrants issued permitted the holders to purchase 33,000,000 shares.  The Warrants were valid from their issue date up to December 31, 2009. The exercise price of each amount of Warrants which totals one share was R$16.00 per share. As of December 31, 2009, 54,987,552 Warrants were exercised, the remaining 12,448 warrants expired.

b)	Dividends

According to Cosan’s by-laws, shareholders are entitled to minimum compulsory dividends of 25% of the year’s net income, adjusted in accordance with article 202 of Law 6404/76 (Brazilian Corporate Law). For the year ended March 31, 2011 the minimum mandatory dividends were calculated and recorded as a liability as follows:

Net income attributable to Cosan	771,565
(Less) Legal reserve – 5%	(38,578)
732,987
Dividends payable – 25%	183,247

Management has also proposed dividends above the minimum compulsory in the amount of R$ 16,753, which is subject to approval by the shareholders, and will total R$200,000 in dividends to be paid.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

c)	Reserves

i) Legal reserve

On March 31, 2011, the Company designated 5% of net income as legal reserve, according to the Company´s by-law and as required by the Brazilian corporate law.

ii)  Profit retention reserve

In the shareholder´s meeting, the Management  will propose retention of part of net income in connection with the Company’s Capital Expenditures’ Program.

d)	Program of shares purchase

On November 22, 2010, the Board of Directors approved a program to buy back the Company‘s common shares, to be held in treasury for future sale or cancellation. The validity period for this operation is up to 365 days (until November 22, 2011) and the maximum number of shares to be repurchased during the period is 6,640,091 shares, with no par value.

During the year ended March 31, 2011, the Company acquired 591,400 shares for R$15,219 cash. The average amount of the acquired shares in the period was R$25.71, and the maximum and minimum amount paid were R$26.95 and R$24.86, respectively, per share.

On March 31, 2011 the Company held in treasury 934.539 shares (343,139 at March 31, 2010), which market value per share, as of that date, amounted to R$27.61.

e)	Additional paid-in capital and noncontrolling interest

On September 2, 2010, the shareholders approved a capital increase at subsidiary Rumo through issuance of shares in exchange for cash provided by investors. As a result of this transaction, Cosan recorded noncontrolling interest in the amount of R$193,596. The cash contribution in excess of the book value the investors interest in Rumo has been accounted for as an equity transaction, leading to an additional paid-in capital of R$206,404.

f)	Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated by adjusting average outstanding shares for the impact of conversion of all potentially dilutive options

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

The table below reflects the income and share date used in the basic and diluted earnings per share calculation:

Basic:

	2011		2010
Numerator:
Net income for Cosan		771,565		1,053,733

Denominator:
Weighted average shares outstanding		406,430,612		375,564,513

Basic earnings per share	R$	1.90	R$	2.80

Diluted:

	2011		2010
Numerator
Net income for Cosan		771,565		1,053,733

Denominator:
Weighted average shares outstanding		406,430,612		375,564,513
Effect of stock options		294,718		11,358,372
		406,725,330		386,922,885

Diluted earnings per share	R$	1.90	R$	2.72

22.	Gross sales

	2011	2010
Gross Sales	19,783,250	16,685,884

Indirect taxes and discounts	(1,719,770)	(1,349,829)

Net Sales	18,063,480	15,336,055

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

23.	Expense by nature

Reconciliation of expenses by nature

The expenses are presented in the consolidated results by function. The reconciliation of income by nature/purpose for the years ended March 31, 2011 and 2010 is detailed as follows:

a)	Expenses by Nature:

	2011	2010

Raw materials	(3,657,462)	(3,902,508)
Resale fuels	(10,084,103)	(8,393,136)
Payroll	(901,062)	(694,939)
Commercial expenses	(179,283)	(221,332)
Depreciation and amortization	(742,307)	(664,635)
Other expenses	(1,544,374)	(1,178,113)
	(16,717,081)	(14,630,403)

b)	Segregated by:

	2011	2010

Cost of goods sold	(15,150,079)	(13,271,331)
Selling	(1,026,000)	(862,726)
General & Administrative	(541,002)	(496,346)
	(16,717,081)	(14,630,403)

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

24.	Financial results, net

	2011	2010
Financial expenses
Interest	(586,887)	(556,466)
Monetary variation (loss)	(81,341)	(64,395)
Other	(4,678)	(1,527)
	(672,906)	(622,388)
Financial Income
Interest	63,791	96,521
Monetary variation (income)	34,018	13,374
Investment income	90,345	52,530
Other	603	1,333
	188,757	163,758

Foreign exchange variation, net	282,705	558,977

Derivatives, net
Commodities derivatives	6,524	(186,268)
Exchange rate and interest derivatives	34,984	517,216
Warrants in associate	13,248	23,873
	54,756	354,821
	(146,688)	455,168

25.	Other income (expense), net

	2011	2010

Other Income
Gain on sale of aviation fuel distribution business	-	52,031
Gain on sale of fixed assets	43,708	3,707
Gain on sale of investments	6,704	-
Scrap and waste sales	6,950	6,417
Rental and leasing income	4,111	6,215
	61,473	68,370
Other Expenses
Provision for judicial demands	(26,859)	(25,829)
Internal costs on Rumo transaction	(20,319)	-
Donations	(12,335)	-
Expenses on Zanin acquisition	(6,517)	-
Assets’ non realization accrual	(15,985)	-
Other expenses	(13,286)	(5,018)
	(95,301)	(30,847)
	(33,828)	37,523

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

26.	Financial instruments

Financial risk management

a)	Overview

The Company is exposed to the following risk related to the use of financial instruments:

•	price risk
•	foreign exchange rates
•	interest rates
•	credit risk
•	liquidity risk

This note presents information about the Company exposure for which risk above, the object of the Company’s risk management policies, the polices and processes for measurement, risk management and capital management

b)	Risk management structure

The Company has two committees related to risk management: (i) Risk management committee, formed by three Board Director´s members, one of them independent member, that meet, at least once by year, to discuss and determine the Company´s hedge policies; (ii) Executive risk committee, formed by management of the Company, that meets on a weekly basis to analyze the foreign exchange and commodities market trends.  The committee also reviews cover positions and the strategy of pricing exports of sugar in order to reduce the adverse effects of changes in sugar prices and the foreign exchange rate as well as monitoring the liquidity risks and counterparty (credit).

The Company is exposed to market risks, mainly related to the volatility of sugar prices and foreign exchange rates. Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

On March 31, 2011, 2010 and April 1, 2009, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

	Notional			Fair Value
	March 31,	March 31,	April 1, 2009	March 31,	March 31,	April 1,
	2011	2010		2011	2010	2009
Price risk
Commodity derivatives
Future contracts	1,308,033	1,177,437	423,691	(68,906)	112,382	9,629
Options contracts	10,364	1,074,579	149,021	(17,484)	(11,730)	(6,728)
Swap contracts	-	100,794	-	-	1,081	-
				(86,390)	101,733	2,901
Exchange rate risk
Future contracts	(114,204)	2,103,056	861,787	(117)	471	7,384
Forward contracts	694,599	963,100	433,462	9,900	36,559	(53,330)
Options contracts	345,00	671,502	-	-	15,719	-
Swap agreements	-	-	570,700		-	(6,828)
				9,783	52,749	(52,774)
Interest rate risk
Interest derivative	-	518,790	-	-	(624)	-

Total				(76,607)	153,858	(49,873)
Total Assets				55,682	230,561	17,022
Total Liabilities				(132,289)	(76,703)	(66,895)

c)	Price risk

This arises from the potential for fluctuations in the market prices of products sold by the Company, mainly raw material sugar - VHP (sugar #11) and white sugar (LIFFE sugar #5). These fluctuations in prices can cause substantial changes in the revenues of the Company.  To mitigate these risks, the Company constantly monitors the markets, seeking to anticipate changes in prices. The positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

Price risk: commodity derivatives outstanding on March 31, 2011
Derivatives	Long/Short	Market	Agreement	Maturity	Notional	Notional	Fair value

Composition of derivatives financial instruments designated in hedge accounting

Future	Short	NYBOT	#11	1-May-11	23,150 T	26,442	(392)
Future	Short	NYBOT	#11	1-May-11	208,239 T	200,552	(2,154)
Future	Short	NYBOT	#11	1-Jul-11	520,877 T	424,617	(43,705)
Future	Short	NYBOT	#11	1-Oct-11	513,460 T	388,694	(56,734)
Future	Short	NYBOT	#11	1-Mar-12	139,656 T	121,973	2,827
Sub-total of futures of Sugar Sold					1,405,382 T	1,162,278	(100,159)

Composition of derivatives financial instruments not designated in hedge accounting

Future	Long	NYBOT	#11	1-May-11	(55,883 T)	(49,591)	4,807
Future	Long	NYBOT	#11	1-Jul-11	(7,620 T)	(6,786)	66
Future	Long	NYBOT	#11	1-Oct-11	(50,802 T)	(40,314)	3,758
Future	Long	NYBOT	#11	1-Mar-12	(84,027 T)	(49,064)	22,623
Sub-total of futures of Sugar Purchased					(198,333 T)	(145,755)	31,253

Call	Short	NYBOT/OTC	#11	1-Oct-11	43,182 T	985	(6,559)
Call	Short	NYBOT	#11	1-Oct-11	55,883 T	3,651	(7,826)
Call	Short	NYBOT	#11	1-Jul-12	101,605 T	1,177	(4,597)
Sub-total of Call Sold					200,669 T	5,813	(18,981)
Put	Long	NYBOT/OTC	#11	1-Oct-11	43,182 T	985	574
Put	Long	NYBOT/OTC	#11	1-Oct-11	55,883 T	3,566	923
Sub-total de Put Purchased					99,065 T	4,551	1,497
Total de Commodities						1,026,888	(86,390)

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

The fair value of these derivatives was measured by observable factors, such as quoted prices in active markets and, in some cases, by means of models whose assumptions are observable in the market.

d)	Foreign Exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency.  The Company uses derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U.S. dollars, net of other cash flows denominated in foreign currency. The table below demonstrates the consolidated positions outstanding on March 31, 2011 of derivatives used to hedge exchange rates:

Exchange risk : exchange derivatives outstanding on March 31, 2011
Derivatives	Long/Short	Market	Agreement	Maturity	Notional	Fair value

Composition of derivatives financial instruments designated in hedge accounting

Forward	Short	OTC/Cetip	NDF	1-Apr-11	166,150	3,279
Forward	Short	OTC/Cetip	NDF	31-May-11	117,782	2,094
Forward	Short	OTC/Cetip	NDF	1-Jul-11	84,645	1,349
Forward	Short	OTC/Cetip	NDF	1-Aug-11	85,300	1,422
Forward	Short	OTC/Cetip	NDF	3-Oct-11	396,618	11,046
Forward	Short	OTC/Cetip	NDF	2-Jan-12	91,075	3,744
Sub-total of Forward Sold					941,570	22,932

Composition of derivatives financial instruments not designated in hedge accounting

Future	Long	BMFBovespa	Commerc. U.S. dollar	2-May-11	(114,204)	(117)
Sub-total of Future Purchased					(114.204)	(117)
Forward	Long	OTC	NDF (Offshore)	4-May-11	(10,780)	(625)
Forward	Long	OTC	NDF (Offshore)	4-Aug-11	(11,014)	(619)
Forward	Long	OTC	NDF (Offshore)	4-Nov-11	(11,246)	(613)
Forward	Long	OTC	NDF (Offshore)	3-Feb-12	(11,489)	(604)
Forward	Long	OTC	NDF (Offshore)	4-May-12	(11,722)	(584)
Forward	Long	OTC	NDF (Offshore)	3-Aug-12	(11,978)	(586)
Forward	Long	OTC	NDF (Offshore)	1-Nov-12	(12,239)	(595)
Forward	Long	OTC	NDF (Offshore)	4-Feb-13	(12,504)	(595)
Forward	Long	OTC	NDF (Offshore)	3-May-13	(12,739)	(571)
Forward	Long	OTC	NDF (Offshore)	2-Aug-13	(12,997)	(534)
Forward	Long	OTC	NDF (Offshore)	4-Nov-13	(13,256)	(493)
Forward	Long	OTC	NDF (Offshore)	4-Feb-14	(13,521)	(462)
Forward	Long	OTC	NDF (Offshore)	2-May-14	(13,743)	(476)
Forward	Long	OTC	NDF (Offshore)	4-Aug-14	(14,002)	(617)
Forward	Long	OTC	NDF (Offshore)	4-Nov-14	(14,261)	(754)
Forward	Long	OTC	NDF (Offshore)	4-Feb-15	(14,497)	(872)
Forward	Long	OTC	NDF (Offshore)	4-May-15	(14,726)	(991)
Forward	Long	OTC	NDF (Offshore)	4-Aug-15	(15,003)	(1.152)
Forward	Long	OTC	NDF (Offshore)	4-Nov-15	(15,254)	(1.291)
Sub-total of Forward Purchased					(246,970)	(13,033)
Total of exchange					580,395	9,783

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

On March 31, 2011 and 2010, the Company had the following net exposure to the variation of U.S. dollar assets and liabilities denominated in U.S. dollars:

	Consolidated
	2011		2010
	R$	US$ (in thousands)	R$	US$ (in thousands)
Bank accounts	78,353	48,108	127,755	71,732
Highly liquid investments	34,392	21,116	50,470	28,338
Restricted cash	126,872	77,898	44,972	25,251
Accounts receivable - foreign	7,556	4,639	148,655	83,467
Foreign currency-denominated loans	(542,334)	(332,982)	(479,290)	(269,112)
Export pre-payments	(736,472)	(452,184)	(976,277)	(548,161)
Senior Notes due in 2014	(576,814)	(354,156)	(631,246)	(354,433)
Senior Notes due in 2017	(658,954)	(404,589)	(720,573)	(404,588)
Perpetual bonds	(1,236,209)	(759,016)	(810,896)	(455,303)
Exchange exposure	(3,503,610)	(2,151,166)	(3,246,430)	(1,822,809)

e)	Effects of hedge accounting

In the beginning of the year ended at March 31, 2011, the Company formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the Company’s purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The Company has designated derivative financial instruments of Sugar # 11 (NYBOT or OTC) to cover the risk of price and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

The Company records gains and losses deemed effective for purposes of hedge accounting to a specific account in equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss. On March 31, 2011, the amounts recorded in other comprehensive income related to hedge accounting are as follows:

			Expected period to affect P&L
Derivative	Market	Risk	2011/12	2010/11	Total

Future	OTC / NYBOT	#11	(353,930)	2,798	(351,132)
NDF	OTC / CETIP	USD	134,015	-	134,015
			(219,915)	2,798	(217,117)

(-) Deferred income tax			74,771	(951)	73,819

			(145,144)	1,847	(143,298)

During the year ended March 31, 2011, the Company recorded the amount of R$15,568 on its results of operations due to hedged items that would no longer qualify to be designated under hedge accounting. Also, the Company recorded the amount of R$18,679 related to the gains and losses of the hedges’ ineffectiveness during the year ended March31, 2011.

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

2011
Cash flow hedge	-
Balance at March 31, 2010
Gain/(losses) of cash flow hedges for the period
Commodities futures and swap contracts	(572,161)
Currency forward contracts	179,099
Reclassification adjustments for losses included in the income statement	175,945
Total before tax effect	(217,117)
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	73,819
Balance at March 31, 2011	(143,298)

f)	Interest rate risk

The Company monitors fluctuations of the interest rates related to certain loan contracts, mainly those with Libor interest rate risk, and in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At March 31, 2011, the Company has not presented interest rate risk derivatives outstanding (US$ 300,000, as March 31, 2010, which fair value was R$624).

g)	Credit risk

A significant portion of sales made by the Company is to a select group of best-in-class counterparts (i.e. trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is covered by the allowance for doubtful accounts.

The Company buys and sells commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company buys and sells foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Goldman Sachs & Co, Banco Santander S.A., Espirito Santo Investment do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., e Banco BTG Pactual S.A..

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. As of March 31, 2011, the total credit limit used as initial margin was R$136,420 (R$68,646 as of March 31, 2010). As a requirement to trade in BM&FBovespa, the Company posted on March 31, 2011, the amount of R$50,000 (R$83,042 as of March 31, 2010) as guarantee in the form of a settlement bond issued by a first-class banking institution. Over-the-counter derivative transactions of the Company are exempt from margin guarantees.

h)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of the Company's liquidity management is to ensure, as much as possible, which always has sufficient liquidity to meet its obligations to win, under normal and stress, without causing unacceptable losses or risk damaging the reputation of the Company.

i)	Fair value

The fair value of financial assets and liabilities is included in the price at which the instrument could be exchanged in a current transaction between parties willing to negotiate, and not in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value.

Cash and cash equivalents, accounts receivable, accounts payable and other short-term obligations approximate their respective carrying values due largely to short-term maturity of these instruments.

The fair value of marketable securities and bonds is based on price quotations on the date of the financial statements. The fair value of non-negotiable instruments, bank loans and other debts, obligations under finance leases, as well as other non-current financial liabilities are estimated by the discounted future cash flows using rates currently available for debt or deadlines and similar instruments.

The fair market value of Senior Notes due 2014 and 2017, described in note 16, at its market price is 116.25% 108.75% and, respectively, of its face value at 31 March 2011.

The fair market value of Perpetual bonds, described in note 16, at its market price is 100,6%, respectively, of its face value at 31 March 2011.
In respect of other loans and financing, their fair market values substantially approximate the amounts recorded in the financial statements due to the fact that these financial instruments are subject to variable interest rates.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

The fair value of financial assets available for sale is obtained through quoted market prices in active markets, if any.

The Company enters into derivative financial instruments with various counterparties, primarily financial institutions with credit ratings of investment grade. The derivatives valued using valuation techniques with observable market data relate mainly to interest rate swaps, foreign exchange contracts and term contracts for commodities futures. The valuation techniques applied more often include pricing models for fixed-term contracts and swaps, with a present value calculations. The models incorporate various data, including credit quality of counterparties, the rates of currency spot and forward, interest rate curves and forward rate curves of the commodity underlying.

Fair value hierarchy

The Company has the following hierarchy to determine and disclose the fair value of financial instruments by the technical evaluation:

•	Level 1: quoted prices in a active market to identical assets and liabilities
•	Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly
•	Level 3: techniques that use data that have significant effect on the fair value recorded that are not based on observable market data.

Assets and Liabilities measured at fair value	Level 1	Level 2	Total

March 31, 2011
Warrants Radar	-	162,961	162,961
Derivative financial assets	35,577	20,105	55,682
Derivative financial liabilities	(122,084)	(10,205)	(132,289)
	(86,507)	172,861	86,354

March 31, 2010
Warrants Radar	-	149,713	149,713
Derivative financial assets	128,658	101,903	230,561
Derivative financial liabilities	(51,880)	(24,823)	(76,703)
	76,778	226,793	303,571

April 1, 2009
Warrants Radar		125,841	125,841
Derivative financial assets	9,638	7,384	17,022
Derivative financial liabilities	(6,738)	(60,157)	(66,895)
	2,900	73,068	75,968

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

j)	Sensitivity analysis

Following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company:

Assumptions for sensitivity analysis

For the analysis, the Company adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the Company’s  financial instruments. The probable scenario was defined based on the futures sugar and US dollar market curves as of March 31, 2011, the same which determines the fair value of the derivatives at that date. Possible and remote scenarios were defined based on adverse impacts of 25% and 50% over the sugar and dollar price curves, which served as basis for the probable scenario.

Sensitivity exhibit

Following is the sensitivity exhibit on the change in the fair value of the Company’s financial derivatives:

			Impacts on the result (*)
	Risk factors	Probable scenario	Possible scenario (25%)	Remote scenario(50%)}
Price risk
Commodity derivatives
Futures agreements:
Sale Commitments	Increase in sugar price	(100,160)	(312,284)	(625,326)
Purchase Commitments	Decrease in sugar price	(31,253)	(44,252)	(88,504)
Sales Commitments	Increase in hydrated ethanol	-	-	-

Options agreements:		(18,981)	(26,125)	(58,820)
Call options sold	Increase in sugar price	1,496.71	(1,246)	(1,459)
Put options purchased	Increase in sugar price	-	-	-

Exchange rate risk
Exchange rate derivatives
Futures agreements:
Sale Commitments	R$ / US exchange rate appreciation	(117)	(28,094)	(56,187)
Purchase Commitments	R$ / US exchange rate depreciation	-	-	-
Forward agreements:		(22,932)	(220,298)	(440,597)
Sale Commitments	R$ / US exchange rate appreciation	(13,033)	(46,871)	(92,877)
(*) Result expected for up to 12 months as from March 31, 2011

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

k)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

Occasionally, the Company purchases its own shares on the market, the timing of these purchases depends on market prices.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2011 and 2010.

27.	Pension and other post-employment benefits plan

a)	Pension plan

Defined benefit

The Company’s subsidiary Cosan CL has a noncontributory defined benefit pension plan (Previd Exxon) covering substantially all of its employees upon their retirement.

Defined contribution

The Company, through its subsidiary Cosan Alimentos S.A. ("Cosan Alimentos") sponsors a defined contribution plan, for all employees of that subsidiary. The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all benefits owed.

During the years ended March 31, 2011 and 2010, the amount of contributions totaled R$4,701 and R$5,407 respectively.

b)	Actuarial liability

The actuarial liability on Previd Exxon demonstrated in non-current liabilities at March 31, 2011 amounting to R$24,380 ($0 in 2010 and R$ 65,108 on April 1, 2009).

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Reconciliation of present value of defined benefit obligation and the fair value of plan assets, with assets and liabilities recognized on the balance sheet:

	2011	2010
Present value of actuarial obligation at beginning of the year	(325,534)	(362,339)
Interest cost	(35,107)	(32,583)
Current service cost	(4,445)	(5,478)
Benefits paid	24,637	18,985
Actuarial gain (loss) on obligation at beginning of the year	(43,374)	55,881
Present value of actuarial obligation at end of the year	(383,823)	(325,534)

Fair value of plan assets at beginning of the year	347,703	297,231
Expect return on plan assets	35,918	31,046
Contribution received by the fund	8,702	8,403
Benefits paid	(24,637)	(18,985)
Gain in fair value of assets	(8,243)	30,008
Fair value of plan assets at end of the year	359,443	347,703

Present value of liabilities in excess of fair value of assets	(51,703)	(61,788)
Actuarial gains and losses unrecognized	27,323	61,788
Actuarial liability	(24,380)	-

Total expense recognized in profit or loss:

Expense recognized in profit or loss	2011	2010
Current service cost	(4,445)	(5,478)
Interest on obligation	(35,107)	(32,583)
Expected return on plan assets	35,918	31,046
	(3,634)	(7,015)

Total amount recognized as other comprehensive income:

	2011	2010
Amount accumulated at 1 April	(42,056)	-
Unrecognized gains	29,447	(63,721)
Deferred income taxes	(10,012)	21,665
Amount accumulated at 31 March	(22,621)	(42,056)

Plan assets include:

	2011		2010
	Value	Percentage	Value	Percentage
CDBs – Bank deposits	268,864	74.80%	261,690	74.83%
Equity securities of Brazilian Public Entities	90,580	25.20%	88,023	25.17%
Total	359,444	100%	349,713	100%

Plan assets are represented by financial assets with quoted prices in an active market and therefore are included as a Level 1fair value type. The total expected rate of return on assets is calculated based on market expectations existing at that date applicable to the period over which the obligation should be liquidated. These expectations are reflected in the following main assumptions.

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

The main assumptions used to determine the pension benefit obligations of the Company are as follows:

Defined benefit plan	2011	2010
Actuarial valuation method	Project unit credit	Project unit credit
Mortality table	AT 83 segregated by sex, decreased by 10%	AT 83 segregated by sex, decreased by 10%
Discount rate for actuarial liability	Interest:: 10.77% p.a. + inflation: 4.50% p.a.	Interest:: 11.08% p.a. + inflation: 4.50% p.a.
Expected rate of return on plan assets	Interest: 11.20% p.a. + inflation: 4.50% p.a.	Interest: 10.48% p.a. + inflation: 4.50% p.a.
Salary growth rare	6.07% + inflation: 4.50% p.a.	6.07% + inflation: 4.50% p.a.
Rate in increase of estimated benefits	0.00% p.a. + inflation: 4.50% p.a.	0.00% p.a. + inflation: 4.50% p.a.

During the year ended March 31, 2011 contributions to Previd Exxon – Sociedade Previdência Privada totaled R$ 8,702 (R$ 8,403 on March 31, 2010).

The Company expects contributions at the amount of R$ 9,458 to be paid in relation to its defined benefit plan in 2012.

28.	Shared-based payments

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or treasury shares held by Cosan related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remained to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

On August 7, 2009, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 165,657 common shares to be issued or purchased by Cosan, due to changing in the management at that date.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

According to the market value at the date of issuance, the exercise price is R$ 6.11 per share, without any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity agreement was not achieved. The options can be exercised after a waiting period of one year, considering a maximum percentage of 25% per annum of the total stock options offered by the Company within a period of 5 years.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

On March 31, 2011 all stock options related to that plan were exercised by issuance of new shares.

The number and weighted average exercise price of stock options are the following:

	Shares	Weighted average exercise price
Outstanding April 1, 2009	1,470,832	6.11
Exercised (July 17, 2009)	(224,819)	6.11
Option granted (August 8, 2009)	165,657	6.11
Exercised (October 10, 2009)	(169,500)	6.11
Exercised (December 15, 2009)	(571,194)	6.11
Exercised (March 29, 2010)	(17,000)	6.11
Outstanding March 31, 2010	653,976	6.11
Exercised (July 29, 2010)	(449,819)	6.11
Exercised (September 17, 2010)	(91,717)	6.11
Exercised (March 4, 2011)	(112,440)	6.11
Outstanding March 31, 2011	-

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price	6.11	6.11	6.11
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected Volatility	34.00%	46.45%	(1)
Expected Dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date	12.35	18.19	(1)

(1)	The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

Expected Term - Cosan’s expected term represents the period that Cosan’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan does not expect any forfeiture as those options are mainly for officers, whose turnover is low.

Expected Volatility – For the options granted on September 22, 2005 Cosan had its shares publicly-traded for less than 6 months as of April 30, 2006. Therefore, Cosan opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios. For the options granted on September 11, 2007 Cosan used the volatility of its shares as an assumption in its valuation model since Cosan’s IPO in Brazil, in 2005.

Expected Dividends – As the Company was a relatively new public entity, the expected dividend yield was calculated based on the current value of the stock at the grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate - Cosan bases the risk-free interest rate used the SELIC - Special System Settlement Custody.

29.	Segment information

a) Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources. The Company presents three segments: Sugar and Ethanol (“S&E”), Fuel distribution and lubricants (“CCL”) and sugar logistics (“Rumo”) .

The S&E segment is primarily engaged in the production and marketing of a variety of products derived from cane sugar, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugar cane bagasse.

The CCL segment includes the distribution and marketing of fuels and lubricants, mainly through franchised network of service stations under the brand "Esso" throughout the national territory

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

The Rumo segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

The following selected information result and segment assets that were measured in accordance with the accounting practices used in the preparation of consolidated information:

	2011
	S&E	CCL	Rumo	Adjustment and elimination	Consolidated
Financial position:
Property, plant and equipment	5,988,670	1,059,927	931,997	-	7,980,524
Intangible	1,854,842	1,232,546	358,287	-	3,445,674
Loans, net of cash and cash equivalents	(5,396,096)	(450,632)	(99,829)	-	(5,946,557)
Other assets and liabilities, net	4,552,047	46,973	(173,826)	(3,120,489)	1,304,705
Total asset (net of liabilities) allocated by segment	6,999,463	1,888,814	1,016,558	(3,120,489)	6,784,346
Total asset	16,190,023	4,070,147	1,713,112	(3,228,626)	18,744,656

Income statements (12months):
Net sales	6,389,178	11,795,277	448,003	(568,978)	18,063,480
Domestic market	3,678,207	11,795,277	448,003	(568,978)	15,352,509
External market	2,710,971	-	-	-	2,710,971
Gross profit	1,988,662	781,120	131,469	12,150	2,913,401
Selling general and administrative expenses	(961,407)	(575,008)	(28,951)	(1,636)	(1,567,002)
Other income (expense)	(65,415)	31,777	9,936	(10,126)	(33,828)
Financial result, net	(101,755)	(57,980)	13,047	-	(146,688)
Income tax and social contribution	(305,977)	(65,666)	(42,865)	-	(414,508)
Net income / (losses)	833,343	114,243	62,543	(238,564)	771,565
Other selected data:
Additions to PP&E and biological assets (cash)	2,817,195	93,835	126,189	-	3,037,219
Depreciation and amortization (including biological assets noncash effect)	1,266,142	72,701	20,157	-	1,359,000

	2010
	S&E	CCL	Rumo	Adjustment and elimination	Consolidated
Financial position:
Property, plant and equipment	4,795,522	1,016,263	302,745	-	6,114,531
Intangible	1,763,297	1,255,034	363,135	-	3,381,466
Loans, net of cash and cash equivalents	(4,345,015)	(444,964)	(107,199)	44,014	(4,853,164)
Other assets and liabilities, net	4,055,283	100,095	(92,672)	(2,723,363)	1,339,344
Total asset (net of liabilities) allocated by segment	6,269,088	1,926,428	466,010	(2,679,348)	5,982,177
Total asset	14,492,261	3,690,368	806,394	(3,054,072)	15,934,952

Income statements (12months):
Net sales	5,380,134	10,145,054	158,249	(347,382)	15,336,055
Domestic market	4,648,436	10,145,054	158,249	(347,382)	14,604,357
External market	731,698	-	-	-	731,698
Gross profit	1,341,599	692,732	30,393	-	2,064,724
Selling general and administrative expenses	(846,306)	(490,041)	(18,111)	(4,614)	(1,359,072)
Gain on tax recovery program	270,333	-	-	-	270,333
Other income (expense)	(24,237)	102,193	4,962	(45,395)	37,523
Financial result, net	433,293	22,923	(1,057)	9	455,168
Income tax and social contribution	(327,363)	(88,245)	(7,696)	-	(423,304)
Net income / (losses)	1,111,283	153,972	11,917	(223,439)	1,053,733
Other selected data:
Additions to PP&E and biological assets (cash)	2,240,909	156,580	147,943	-	2,545,432
Depreciation and amortization (including biological assets noncash effect)	1,040,532	73,261	14,167	-	1,127,960

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

All non-current assets of the Company are located in Brazil.

b)  Detailed net Sales per segment

	2011	2010
S&E
Sugar	3,853,404	3,377,832
Ethanol	2,203,737	1,747,646
Cogeneration	194,889	93,583
Other	137,148	161,073
	6,389,178	5,380,134
CCL
Fuels	10,902,267	9,437,316
Lubricants	822,420	634,045
Other	70,590	73,693
	11,795,277	10,145,054
Rumo
Port lifting	118,139	142,120
Logistics	305,780	16,129
Other	24,084	-
	448,003	158,249

Adjustment/elimination	(568,978)	(347,382)
Total	18,063,480	15,336,055

c)  Net Sales per region

The percentage of net sales by geographic area for the years ended are as follows:

	2011	2010
Brazil	72.63%	86.40%
Europe	24.93%	9.20%
Latin American (Except Brazil)	0.20%	2.80%
Middle east and Asia	1.48%	1.20%
North America	0.74%	0.30%
Other	0.02%	0.10%
Total	100.0%	100.0%

The net sales from segments CCL and Rumo are derived only from the domestic market (Brazil), with no revenue from foreign customers.

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Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
 (In thousand Reais, unless otherwise stated)

d)	Concentration of customers

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales during 2011 and 2010-- the SUCDEN Group (25% and 17%, respectively).

CCL

In this segment there are no clients that represent more than 10% of the net sales.

Rumo

In 2011, 55% of the segment net sales were generated from sales to the S&E segment (33% in 2010), with another customer with revenues of more than 10% of this segment, Sucden Group representing 11% (14% in 2010).

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MANAGEMENT REPORT
March 31, 2011

In compliance with legal and statutory provisions, Cosan S.A. Indústria e Comércio submits for appreciation by its shareholders the Management Report and relevant Financial Statements, together with the Opinion of the Independent Auditors, relative to the fiscal years ended March 31, 2011 and 2010, prepared in accordance with accounting practices adopted in Brazil which are almost equal to international accounting practices (IFRS). The Company also makes available a detailed version of the Financial Statements and its release on results on site www.cosan.com.br/ri.

MESSAGE FROM MANAGEMENT

This year was marked by the consolidation of the company's strategy in confirming to be a lead and innovative company on the market with well-defined focus on growth and value creation from synergies with its integrated business units. The joint venture with Shell, achieved during this fiscal year, was a transformational deal for the business as this enabled forces to be joined and position itself as the integrated sole player with ability to consolidate and grow in the Brazilian sugar-ethanol market, and create the conditions for ethanol to become a global commodity.

During this year, the new company resulting from the joint venture with Shell was named; the sugar and ethanol production company’s name is Raízen Energia S.A. and the fuel distribution company shall be Raízen Combustíveis S.A..

Despite the great efforts dedicated by the company to the success of this joint venture, the company still managed to grow and expand its capacity and focus on taking advantage of the best opportunities available on the market to acquire sugar and ethanol mills. In addition, the company was able to carry on the investment plan for its other business units, particularly the Rumo Logística which this year has invested approximately R$ 0.5 billion in the acquisition of new locomotives, wagons and on the railway, by partnering with ALL (America Latina Logística S.A.) to generate efficiency and capacity of the railroad and flow of sugar to the port of Santos.

The energy cogeneration project continued its deployment throughout this fiscal year so that the next year’s crop can start with new units already equipped to start selling energy under contracts executed. These new units will contribute with significant cash flow generation and help growth and consolidation in the ethanol and sugar production industry.

Also during fiscal year 2011, we managed to acquire a sugar and ethanol mill located in the Araraquara region, where other Group’s mills are located, which allows for the creation of synergies, in addition to the 2.6 million tons added to our sugarcane ability.

Regarding the fuel distribution, the Raízen Combustíveis will have a major challenge in integrating and consolidating the Shell's business and CCL’s operations (formerly Esso Brasileira de Petróleo.) The new company will have a network of 4,500 service stations, 550 convenience stores, presence in 52 airports, 53 terminals, and distribution of over 20 billion gallons of fuel. The expected creation of value, after integration of the two companies’ operations is R$ 3.4 billion in present value of synergies to be captured over the next year.

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The lubricants business will continue to be controlled by Cosan, therefore, was not included in the assets contributed to Raízen. During fiscal year 2011, we had significant achievements in terms of growth strategy with creation of value, raking third in market share in this segment. Moreover, anchored on a marketing campaign we managed to launch new products with a focus on serving our customers who demand a differentiated product to lubricate their machines, vehicles, and equipment.

Our land company, Radar S.A. still plays a very important strategic role in the acquisition of agriculturally viable land, occupying areas with potential for appreciation both for growing sugarcane and to new agricultural frontiers in Brazil. Throughout this year, all capital invested in the company by its shareholders was fully invested in the purchase of approximately 85 000 hectares of land.

Finally, Cosan Alimentos, our business that distributors sugar to the Brazilian market, with approximately 40% market share, with brands Union and Da Barra, will continue to be controlled by Cosan. The next year, it will be important for the development of this business strategy, which seeks to create value based on the high-value brand Union and the current logistics structure to meet approximately 90,000 outlets currently existing.

For this upcoming fiscal year, the company is determined and motivated to strengthen the foundations of its structure, which will enable to capture important synergies with the integration and consolidation of its businesses. The company sees the challenge of overcoming the barriers of integrating different cultures as an opportunity to growth and a competitive advantage because it can count on a wide variety of employees of highly efficient and technically seasoned. May this new fiscal year be part of the company’s history as the beginning of a new cycle of growth with sustainability and security so that the company can consolidate itself as a world’s reference for clean and renewable energy.

Market and Sector Overview

Crushing in Center-South (CS) region of Brazil reached 556.8 million tons of sugarcane in the 2010/11 harvest, an amount 2.75% higher than the previous harvest according to data provided by UNICA. Sugarcane production increased by 16.9%, reaching 33.5 million tons, while ethanol production reached 25.4 billion liters, 7.1% higher than the previous harvest, 18.0 billion liters of which of hydrous ethanol and 7.4 billion liters of anhydrous ethanol. The lower sugarcane availability when compared to the initial projections made by UNICA, resulted from an extremely dry weather which, in spite of maximizing the amount of sugar equivalent in the sugarcane (ATR), has reduced its productivity rate by planted area. ATR per ton of sugarcane in the 2010/11 harvest totaled 141.20 kg, while during the 2009/10 harvest the ATR totaled 130,23 kg/ton. With the elevated prices in the international market, the production mix for sugar increased from 42.6% in the previous harvest to 44.71% in this harvest.

Crushing estimate for 2011/12 harvest is of 568.5 million of sugarcane, which represents an increase of 2.1% when compared to the previous harvest. This low increase for the second year in a row is a result of scarcity of raw materials, mainly impacted by the aging of the reeds due to the lack of investments in the sector, combined with an unfavorable

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weather condition in the previous harvest, as mentioned above. It is expected that 2011/12 harvest has an even more sugar profile, due to the investments made in sugar production driven by the elevated prices in the global market. The estimate of sugarcane production is of 34.6 million tons, while ethanol estimate is of 25.51 billion liters, with a higher share of anhydrous ethanol in the total amount.

Most recent numbers from UNICA indicate a decrease of sugarcane crushing in the beginning of 2011/12 harvest until May 16, 2011, totaling in 56.7 million tons, 39.5% lower than the same period in the previous harvest. The main reasons for this decrease are: (i) the delay in the beginning of the production units, due to the lowest availability of sugarcane, (ii) sugarcane quality inferior to the previous harvest with 8.51kg less of ATR per ton of sugarcane and (iii) anticipation in the previous harvest when some production units operated even during the slump period. The production mix began to prioritize ethanol due to the elevated prices in the domestic market, in which 59.87% of sugarcane was destined to this product and 40.13% destined to sugar. Sugar production reached 2.4 million tons, a decrease of 46.7% in comparison to the previous harvest, while ethanol production reached 2.2 billion liters, 1.3 billion liters of hydrous ethanol and 843,0 million of anhydrous ethanol, representing a decrease of 55.1% and an increase of 4.2%, respectively.

Sugar

In the domestic market, the price of sugar remained elevated, with the bag of sugar of 50kg, based on ESALQ, traded in the quarterly average at R$74.0. Maintenance of high prices of sugar occurred due to the production encouragement of VHP to export, which resulted in a low availability of the product in the internal market once sugar production in the 2010/11 harvest increased by 16.94% or 5 million tons.

In Russia, the planted area expansion wasn’t enough to compensate the agricultural income losses related to the dryness due to high temperatures. For this reason, the development potential of beet was restrict and sugar production reached 3 million tons, which represents a decrease of 1 million tons in relation the initial expectations. Because of low availability there was a strong prices increase, which caused the Russian government to anticipate the reduction in import rates.

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In India, the high availability of sugarcane resulted in a production Record in the region of Maharashtra of 9 million tons, which compensated the production decrease in Uttar Pradesh at the end of the harvest. Generally, the production in India must reach 26.1 million tons, only 400,000 tons lower to the market expectations. The government has authorized an export license of 500 thousand tons of sugar through OGL regimen until June 17.

Harvest in Thailand exceeded the expectations of the market reaching approximately 95 million tons of processed sugarcane, which represents a growth of 35% in annual comparison. The decision to prioritize the production of raw sugar instead of white sugar due to high premiums in the commodity market spot impacted the global balance of raw sugar, causing a low price of the product in the international market.

As a result, raw sugar price in this 4Q11 was of an average of ¢US$30,54/lb, 5,1% higher than the 3Q11 and 24.6% higher than the 4Q10 average, reaching

 ¢US$24,52/lb in the end of December. Refined sugar present an average price of US$751,43/ton for the period in the international market, 14.0% higher than in the 4Q10 and 2.8% higher than in the 3Q11.

In the 4Q11, Real currency presented an average quotation of R$1.67/US$, 1,8% lower than the average of the previous quarter and 7.5% lower than the 4Q10. The exchange rate at the end of the period was of R$1.6 3/US$, compared to R$ 1.67/US$ as of December 2010 and R$ 1.78/US$ as of March 2010.

Ethanol

In the ethanol domestic market, the prices reached elevated level due to a very tight offer and demand balance, mainly due to (i) a shortfall of harvest in Brazil; (ii) a sugar production maximization and (iii) an increase of 6% in the light vehicles fleet. The average price for hydrous ethanol, based in ESALQ, was of R$ 1.237,3/m3 in the 4Q11, 21.9% higher than the previous quarter and 18.8 higher than the 4Q10. The average price of anhydrous ethanol was of R$ 1.361,1/m3, an increase of 14.7% in comparison to the 3Q11 and of 14.5% in comparison to the same quarter of the previous year.

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In this quarter there have also been important changes in the sector, with ANP (Brazilian National Oil Agency) being the official institution which shall regulate the ethanol market, which shall now be referred to as a fuel and no longer as an agricultural product, due to its strategic importance to Brazil. In addition, changes also have occurred to the mandatory blend of anhydrous ethanol to gasoline, which previously could vary from 2% to 25% and the lowest limit of which was reduced to 18%.

The average parity (weighted by fleet) of the price of hydrous ethanol in relation to gasoline in Brazil, calculated according to data provided by the ANP, was of approximately 80% at the end of the 4Q11, and only one Brazilian state, Mato Grosso, which represents 1.8% of the national fleet, with a parity of 70%.

Pursuant to ANFAVEA, during the 4Q11, 658.9 thousand flex-fuel vehicles were licensed throughout Brazil, which means 85% of the total new vehicles and a growth of 1.0% in relation to the 4Q10.

Fuel

Pursuant to ANP, the volume of Diesel sold in the first quarter of 2011was 3.9% higher than the same period of the previous year, reaching 11.6 billion liters. In spite of the elevated prices of hydrous ethanol, which caused ethanol to be less competitive than gasoline, its consumption increased by 2.4% in the period, with a volume o f 2.9 billion liters as result of the growth in the Brazilian flex fuel fleet. The volume traded of gasoline A increased by 2.9%, with 6.0 billion liters sold in the quarter, which caused the volume of anhydrous ethanol (25% blended with gasoline A) traded in the quarter to reach 2.1 billion liters.

OPERATING PERFORMANCE

As from this year we are reporting the financial information in accordance with the new accounting rules effective in Brazil (“BR GAAP”), which are aligned with the international accounting principles (“IFRS”). This adoption has the date of April 1, 2009 as transition date (time in which we convert the opening balances in accordance with the old rules for the new accounting rules). Further details on these differences and main impacts from this change to the IFRS may be obtained and are detailed in explanatory note 3 of the financial statements.

In addition, as from the fiscal year 2011, the Company adopts the accounting criterion of hedge accounting, in order to provide more transparency to the hedging effects in its results. As well as in the prior Quarterly Letters for this fiscal year, all the effects from this accounting criterion adopted will be detailed in the section “Impacts from Hedge Accounting”.

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4Q'10	4Q'11	Sales Composition (R$MM)		FY10	FY'11
4,394.1	4,609.3	Net Operating Revenue		15,336.1	18,063.5
1,850.2	1,674.0	CAA		5,380.1	6,389.2
1,215.5	985.1	●	Sugar Revenue - CAA	3,377.8	3,853.4
347.7	372.0		Local	1,062.3	1,387.3
867.8	613.2		Export	2,315.5	2,466.2
602.1	666.7	●	Ethanol Revenue - CAA	1,747.6	2,203.7
549.7	641.0		Local	1,325.9	1,958.9
52.4	25.8		Export	421.8	244.8
5.7	4.4	●	Energy Cogeneration - CAA	93.6	194.9
26.8	17.8	●	Other Revenue - CAA	161.0	137.1
38.3	84.4	Rumo		156.3	448.1
24.9	28.1	●	Loading	140.1	142.2
13.4	56.3	●	Transportation	16.1	305.9
2,588.7	2,911.8	CCL		10,145.1	11,795.3
2,401.6	2,681.8	●	Fuels Revenue - CCL	9,437.3	10,902.3
170.4	203.1		Ethanol	757.0	814.6
1,208.6	1,265.9		Gasoline	4,111.0	4,656.9
999.3	1,185.6		Diesel	4,338.5	5,325.3
23.3	27.2		Other	230.9	105.4
168.9	208.8	●	Lubes Revenue - CCL	634.0	822.4
18.1	21.2	●	Other Revenue - CCL	73.7	70.6
(83.0)	(60.9)	Eliminations from Consolidation		(345.4)	(569.1)

Cosan net revenue in FY’11 reached R$18.1 billion, compared to R$15.3 billion in FY’10. This increase of 17.8% reflects another year of growth in all the business units, through the increase in production capacity and volume sold and services rendered. In CAA, even with a difficult harvest due to unfavorable weather conditions that affected the sugarcane, productivity we obtained a production increase due to (i) the increase in the use of the installed capacity of 2 greenfields (Jataí and Caarapó), (ii) expansion of the sugar plants (iii) and beginning of operation of other co-generation projects, coupled with better prices of sugar and ethanol, increasing CAA revenue at 18.0%, to R$6.4 billion. The net revenue of CCL presented increase of 16.3%, totaling R$11.8 billion, particularly due to the increase of 22.7% in the revenue of Diesel, 29.7% in the lubricants and 13.3% of gasoline. In Rumo, the transportation operation primarily based on the partnership agreement with  ALL – America Latina Logística S.A. was the main responsible for the increase of 186.8% in its net revenue, which totaled R$448.1 million, of which R$305.9 million arising from the transportation service and R$142.2 million from loading

Net operating income (R$ MM)

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Sugar Sales - CAA

The sugar sales totaled in this fiscal year R$3.9 billion, an increase of 14.1% in relation to the prior year. The main factors contributing for the increase of R$ 475.6 million were:

Þ
Increase of R$128 million arising from the higher volume sold, 3.8% higher than the prior year. The sales in the domestic market increased 17.4%, with 1,238.2 thousand tons reflecting the effect of 12 months of sales against 10 months in the year prior to the purchase of Cosan Alimentos and the greater concentration of TSR in the sugarcane (139.0 kg / ton of sugarcane compared to 129.8 kg / ton of sugarcane in 2009/10 crop). However, the lower than expected harvest affected the sugar production and the exports of this  product decreased 1% in comparison to the previous year amounting to 3,052.6 thousand tons;

Þ
Increase of R$335 million due to prices 10% higher, with the prices in the domestic market 11.2% higher and the prices in the foreign market presenting an increase of only 7.5% when compared to the same prior year period, due to the effect of the hedge accounting, which had a negative impact of R$160.3 million.

The effect from the mix of products contributed with R$ 13 million, with a higher mix of sugar sold in the domestic market that reached 29% against 25.5% in the prior fiscal year.

Sugar

Volume (Thousand tons) and Average unit price  (R$/ton)

The sugar stocks ended this fiscal year 28.1% below the previous year, reflecting the commercial strategy adopted to better use the high prices of the product in the last quarter.

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Sugar Inventories

Inventories: Sugar
	4Q'10	4Q'11
'000 ton	135.8	97.7
R$'MM	93.6	77.6
R$/ton	689	794

 Ethanol Sales - CAA

The revenue from ethanol in FY’11 totaled R$2.2 billion, presenting an increase of 26.1% when compared to the previous year. We highlight, below, the main factors that increased the revenue at R$ 456.1 million:

Þ
Gains of R$81.2 million arising from the increase in the volume of ethanol sold due to the: (i) incorporation of  Cosan Alimentos plants in June 2009 which increased our crushing capacity; (ii) greater concentration of TSR and  (iii) ramp-up of the greenfields Jataí and Caarapó.

Þ	Gains of R$358.3 million, due to the increase of 20.5% in the average price of ethanol in the domestic and international markets;

Þ	Gains of R$16,6 million due to the effect of mix of products with less participation of sales in the foreign market, which presented lower average prices than the domestic market.

Ethanol

Volume (Million liters) and Average unit price (R$/thd liters)

Throughout this year, the Company opted for keeping a regular pace in its ethanol sales as evidenced in the prior quarters reflex of the commercial strategy of the Company.

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The inventories levels in 4Q11 presented a drop of 27.3% compared to the 4Q10, even with a production 20% higher than the previous year, due to the stronger demand and higher prices in the inter-harvest period.

Ethanol Inventories

Inventories: Ethanol
Inventories: Ethanol
	4Q'10	4Q'11
'000 cbm	68.2	49.6
R$'MM	56.2	42.8
R$/cbm	824	864

Energy cogeneration - CAA

The energy revenue totaled R$194.9 million through the sale of R$8.9 million in steem and 1,254.0 thousand MWh of energy at an average price of R$148.3/MWh. The growth of 107.0% in the volume sold results from the beginning of operation of new cogeneration units (totaling 10 this year, compared to 6 in the prior year) and to the ramp-up of the others.

Cogeneration of Energy

Volume (‘000 MWh) and Average Unit price (R$/MWh)

Other Products and Services - CAA

The revenue from other products and services of CAA decreased 14.8%, or R$23.9 million in relation to FY’10, mainly due to Cosan’s strategic repositioning with the reduction in sales of products DaBarra Alimentos in the retail market which was alienated in February 2011 (except for the sugar brand).

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Rumo

The net revenue of Rumo of R$448.1 million in the FY’11 was 186.7% higher than the FY’10, reflex from the beginning of transportation operations in January 2010, which presented revenue of R$305.9 million.

Loading revenue was in line with the prior year, totaling R$ 142.2 million in the year, despite the 8.0% volume lower, benefitted from the increase of 10.4% in the loading price.

The lower loaded volume in the year arises from the concentration of the volume exported in the peak months, above loading capacity, and the lower than expected harvest, which reduced the sugar available to be exported at the end of the harvest. This effect was partially offset by the increase in prices.

As a result of the higher value added to the loaded product, mainly for the increase of the transportation operations, which exceed the initial expectation for the first year of operations, the revenue per loaded ton in this quarter was 3.1 times higher than the FY’10.

Rumo

Volume (Thousand tons) and Revenue per Ton (R$/ton loaded)

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Fuels Sales - CCL

CCL net revenue amounted to R$11.8 billion in the FY’11, 16.3% higher than the prior year, and the fuels revenue increased 15.5%, reaching R$10.9 billions. The main factors affecting the fuels revenue in this quarter were:

Þ	Increase of 21.6% in the sold volume of Diesel when compared to the FY’10. This increase occurred due to the following factors:

o
Increase of 9.0% in the domestic consumption of Diesel, according to ANP, due to the increase in the demand from industrial clients and transportation due to the recovery of the economic activity in the country.

o	Gains of market-share in the retail market, and mainly in the industrial segment.

Þ
Increase of 11.3% in gasoline C volume sold in relation to  the FY’10, partially compensated by the lower ethanol sold, due to the increase of percentage of flex fuel cars users that opted for this fuel replacing the hydrous ethanol;

Þ	Increase in the average unit prices of ethanol, gasoline and Diesel, and of the greater participation of Diesel and gasoline in the mix of sales, which present higher prices than ethanol.

Fuels

Volume (Million of liters) and Average Unit price (R$/thousand liters)

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Lubricants Sales – CCL

The increase of 29.7% in the revenue of lubricants, which totaled R$822.4 million in the quarter, results from the mix with greater participation from premium products, which have higher value added, and the strong increase in the sales volume, which reached 166.4 million of liters due to the increase of approximately 9.0% in the domestic consumption and gains of market share, a result from the marketing effort in the period.

Lubricants

Volume (Million of liters) and Average Unit price (R$/thousand liters)

The volume in stocks of CCL presented an increase of 10.7%, following the growth in the volume sold of fuels and lubricants. Upon analyzing the stocks in days of Sales, there was no significant change, maintaining in approximately 9 days.

 CCL Inventories

(Includes Fuels and Lubricants)

Inventories: Ethanol
	4Q'10	4Q'11
'000 cbm	137.5	152.2
R$'MM	266.5	326.6
R$/cbm	1,938	2,146

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Cost of Products Sold

The Cost of products sold (COGS) totaled R$15.1 billion, in comparison to R$13.3 billion in the previous year. In CAA, before IFRS adjustments, we had an increase of 20.4%, or R$828.9 million is mainly reflex from (i) the higher volume of equivalent sugar sold, (ii) increase in the refined sugar activity for sale in the domestic market and (iii) increase in depreciation/amortization. In Rumo, the beginning of transportation activities was the main responsible for the increase of 147.6% of COGS. In CCL, the growth of 16.5% in COGS, which totaled R$11.014,1 million, is a reflex, mainly from the higher volume sold, higher participation of Diesel and gasoline in the mix of products sold, in addition to the increase in the acquisition cost of ethanol.

In addition, the Company COGS had the following adjustments relating to the adoption of IFRS:

Þ
Biological Assets, CPC 29 (IAS 41): the biological assets of the Company are now measured at their fair value, applying the future discounted cash flow method, the impact of which in the variation of fair value for the year ended March 31 , 2011 was R$ 381.9 million (R$44.9 million in 2010).

Þ
Business combination, CPC 15 (IFRS 3): the assets and liabilities of acquired business are evaluated at their fair value at the date of each transaction, increasing, mostly, the basis of the Company fixed assets and, accordingly, the depreciation (therefore no impact in EBITDA). As result, we had higher costs with amortization and depreciation of assets related to the acquisitions of Cosan Alimentos, Teaçu and Esso Brasileira (current CCL), impacting all of the Company’s business units.

4Q'10	4Q'11	COGS per Product	FY10	FY'11
(3,683.5)	(3,472.2)	Cost of Good Sold (R$MM)	(13,271.3)	(15,150.1)
(1,338.0)	(768.7)	CAA	(4,038.5)	(4,400.5)
(687.1)	(657.1)	Sugar	(2,116.2)	(2,604.9)
(567.0)	(523.7)	Ethanol	(1,745.5)	(2,015.9)
(42.8)	(57.8)	Others CAA + Cogeneration	(206.4)	(276.2)
(27.0)	464.3	Biological Assets - IFRS Adjustment	44.9	381.9
(14.2)	5.6	Other IFRS Adjustments	(15.4)	114.5
(28.0)	(58.4)	Rumo	(127.8)	(316.5)
(3.4)	(3.4)	Other IFRS Adjustments	(12.3)	(13.5)
(2,400.6)	(2,710.6)	CCL	(9,452.3)	(11,014.1)
(18.8)	(20.1)	Other IFRS Adjustments	(77.8)	(73.1)
83.0	65.4	Eliminations from Consolidation	347.4	581.1
		Average Unit Cost
508	578	Unit Cash COGS of Sugar (R$/ton)	415	494
789	725	Unit Cash COGS of Ethanol (R$/thd liters)	609	664
1,770	1,856	CCL (R$/thousand liters)	1,681	1,764

* In the cash-cost of sugar and ethanol, the plantation, crop treatment, agricultural depreciation (machinery and equipment),  industrial depreciation and maintenance of inter harvest, are not considered.

CAA

As mentioned in prior quarterly letters, since the beginning of this fiscal year, we presented the unit cost of sugar and ethanol excluding the amortization and depreciation effects (cash-cost), in order to better analyze their behavior throughout the quarters.

The depreciation and amortization effects on the unit costs reflected investments made in the sugarcane plantation, maintenance of our industrial facilities, mechanization of harvest in the

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greenfields projects (Jataí and Caarapó) that started operations at the end of the past harvest, in the cogeneration units and in the improvement of security and sustainability of our operations.

The cost of products sold and services rendered of CAA amounted to R$4.4 billion, presenting an increase of 9%, or R$362 million, compared to the previous year. The mains factors that explain this increase, in addition to the adjustments related to the adoption of IFRS mentioned above, are:

Þ	The higher volume of sugar and ethanol sold, which was responsible for the increase of R$161.1 million;

Þ	R$360.0 million from sugar origination, characterized by the purchase of raw materials for refining and finished products for later resale and distribution in the domestic market;

Þ	R$54.2 million of ethanol origination in order to benefit of market opportunities;

Þ
Increase of approximately R$234.9 million due to the increase in TSR price according to Consecana formula, which defines the compensation to suppliers and land leasing, that increased from R$0.3492/kg of TSR to R$0.4022/kg of TSR;

Þ
These effects were partially offset by the increase in the amount of TSR, from 131.1kg/ton of sugarcane to 139.9kg/ton due to more adequate weather conditions improving the cost at R$187.9 million in the FY’11.

Rumo

The COGS of Rumo in the FY’11 of R$316.5 million presented an increase of 147.6% in comparison to the prior year, due to the beginning of  transportation, transfer, storage operations in the interior and contracting of railway freights. On the other hand, loading cost, which already occurred in the previous year, presented a slight reduction due to the lower loaded volume of bulk and bagged sugar, the latest presenting higher costs.

CCL

The COGS of CCL presented an increase of 16.5% compared to the FY’10. Excluding the volume factor, the unit cost of R$1,764/cbm in the FY’11 was 4.9% higher than the prior year. This effect results from the following factors:

Þ	Increase in the cost of ethanol, which impacts not only the hydrous ethanol that will be used in the flex fuel vehicles, but also the anhydrous that is blended into gasoline C (25% mandatory blend);

Þ	Increase of 1.7% in the unit cost of Diesel;

Þ	Mix of sales with more participation of gasoline and Diesel, which present higher unit costs than ethanol.

Gross Profit

With these results, the FY’11 presented gross profit of R$2,913.4 million, 41.1% higher than the prior year, presenting a margin of 16.1%. CAA contributed with a gross profit of R$1,988.7 million, presenting gross margin (cash) of ethanol of 32.3%, and 45.0% of sugar, also beniffted from the higher participation of results from cogeneration.  Rumo, on its turn, contributed with a gross profit of R$131.5 million, presenting consolidated margin of 29.4%. In CCL, the gross margin decreased slightly from 6.8% to 6.6%. However, when we analyse the gross margin in Brazilian Reais per cubic meter, it is noted a small increase to R$125.1/ thousand liters. This was due to:

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Þ
Increase in the volume sold of lubricants, that despite the increase in the petroleum price presented a stability of margin due to the Company strategy of increasing the participation of higher value added products;

Þ	Higher participation of gasoline in the mix of products sold, which presents better margins than ethanol and Diesel.

Þ	Both effects above were partially offset by:

o	Worse margins of ethanol in the first quarters of the year, which were not fully offset by the recovery in the interharvest period;

o
Mix with more participation of Diesel than, in the accumulated for the year, presented margins lower than the prior year, due to the Company strategy of increasing its participation of sales for industrial clients. Despite the lower unit margin, the higher volume sold of this products helps to dilute the fixed expenses for all the others;

4Q'10	4Q'11	Gross Margin per Product	FY10	FY'11
		Unitary Gross Margin
		CAA
542	470	Gross Margin (Cash) Sugar (R$/ton)	402	404
284	537	Gross Margin (Cash) Ethanol (R$/thd liters)	204	317
153	152	CCL (R$/thousand liters)	137	137
		% Gross Margin/Net Revenues
		CAA
51.6%	44.9%	Gross Margin (Cash) Sugar	49.2%	45.0%
26.5%	42.5%	Gross Margin (Cash) Ethanol	25.1%	32.3%
27.0%	30.8%	Rumo	18.2%	29.4%
8.0%	7.6%	CCL	7.6%	7.2%

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Selling Expenses

Selling Expenses presented an increase of 18.9%, or R$163,3 million compared to the same period in the previous year, mainly due to the increase in the volume sold by CAA and by CCL, which imply in higher expenditures with freight.

4Q'10	4Q'11	Selling Expenses	FY10	FY'11
(224.9)	(272.5)	Selling Expenses (R$MM)	(862.7)	(1,026.0)
(120.6)	(134.2)	CAA	(469.8)	(568.4)
(0.0)	(0.0)	Rumo	(0.0)	0.1
(104.3)	(133.8)	CCL	(398.2)	(456.1)
(0.0)	(4.6)	Elimination	5.3	(1.6)

CAA

The Selling Expenses of CAA totaled R$568.4 million in comparison to the R$469.8 million for the same prior year period. The increase of 21.0%, or R$98.5 million, reflects some factors:

Þ	Increase of 30% in the volume of sugar bagged for export, which presents a higher cost than sugar in bulk;

Þ	Significant increase in the volume of sugar in the retail of the domestic market;

Þ	Expenses with marketing of União brand;

Þ	Increase in the volume of ethanol in the domestic market in the modality CIF, which implies in increase in the expenditures with freight, more than offset by its higher price.

Rumo

Due to the nature of its business, Rumo does not present Selling Expenses.

CCL

The Selling Expenses of CCL presented an increase of 14.5% or R$57.9 million, to R$456.1 million, mainly due to the higher volume sold. Accordingly, upon analyzing the Selling Expenses in unit terms, it may be noted that the unit expenses were in line (R$73.0/cbm) in the comparison between the periods, benefitted by the higher dilution of fixed expenditures due to the increase of 13.2% in the volume sold.

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General and Administrative Expenses

The general and administrative expenses of R$541.0 million represented an increase of 9.0% in relation to R$496.3 million of FY’10. This increase reflects the efforts and investments, many of which are non recurring events, which are being conducted to improve the controls and management, but mainly aiming to increase operating efficiency for when the  investments are concluded, in addition to the expenditures incurred for the Association with Shell. The main factors that impacted the general and administrative expenses are described below.

4Q'10	4Q'11	General & Administrative Expenses	FY10	FY'11
(173.5)	(150.0)	G&A Expenses (R$MM)	(496.3)	(541.0)
(131.4)	(107.0)	CAA	(386.3)	(393.0)
(5.8)	(8.3)	Rumo	(18.1)	(29.1)
(36.3)	(34.7)	CCL	(91.9)	(118.9)

CAA

The general and administrative expenses of R$393.0 million in FY’11 had an increase of 1.7% when compared to the same prior year period. Excluding non recurring expenses related to process of Association with Shell, which amounted to approximately R$30 million, general and administrative expenses of CAA would have presented an improvement of 6.0% in the compared period.

Rumo

The general and administrative expenses of Rumo amounted to R$29.1 million in the FY’11, presenting an increase of 60.8% in comparison to the prior year. Excluding the extraordinary expenses of approximately R$ 6.0 million related to the constitution of provisions and to the process of private placement of the company, the increase of 27.6% in the general and administrative expenses was already expected due to the contracting of:

Þ	New officers to strengthen the management team and composition of the company middle management;

Þ	Advisory for review and renegotiation of the suppliers contracts of Rumo;

Þ	Advisory for beginning and monitoring of the transportation operations

CCL

The general and administrative expenses of CCL amounted to R$118.9 million in the FY’11, an increase of 29.4% when compared to FY’10. Part of this increase is explained by provisions and amortizations in the approximate amount of R$8.0 million which were not carried out in the 1Q’10 and 2Q’10 (as described in the Letter of 1Q’11) and were carried out in the 3Q’10. In addition, it should be emphasized that, due to the investments in the Company improvement, CCL expenses are still being negatively affected by non-recurring expenses of approximately R$16.0 million related to adjustments for the transition for the Shared Services Center (CSC) and expenditures with the transition team for the Joint Venture with Shell.

EBITDA

With these results, Cosan reached an EBITDA of R$2,671.0 million in the FY’11, 22.4% higher than the EBITDA of FY’10, both already adjusted by IFRS effects. Of this amount, CAA contributed with R$2,130.3 million, CCL with R$394.5 million and Rumo with R$146.2 million.

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4Q'10	4Q'11	EBITDA		FY10	FY'11
646.3	1,057.0	EBITDA (R$MM)		2,182.8	2,671.0
14.7%	22.9%		Margin	14.2%	14.8%
534.3	940.1	●	CAA	1,756.2	2,130.3
28.9%	56.2%		Margin	32.6%	33.3%
13.5	28.3	●	Rumo	73.0	146.2
35.3%	33.5%		Margin	46.7%	32.6%
98.4	89.0	●	CCL	353.6	394.5
3.8%	3.1%		Margin	3.5%	3.3%

CAA

The EBITDA of CAA totaled R$2,130.3 million in the FY’11, benefitted by the following IFRS adjustments:

Þ	Positive impact of R$381.9 million related to the evaluation at fair value of its Biological assets;

Þ
Positive impact of R$370.9 million in the year (R$292.4 million in the prior year) due to consideration of crop treatment made in the fields (after planting) as being Capex and as a consequence its amortization being considered for purposes of  EBITDA calculation, which improved the cash cost and as a consequence the EBITDA of CAA;

Excluding the effects from IFRS mentioned above, and non recurring expenses of R$ 30.0 million related to the JV with Shell (Raízen), the EBITDA of CAA would have totaled R$1,407.5 million this year, 22.6% higher than the adjusted EBITDA of the prior year, also excluding the non recurring gains of R$272.3 million from Refis.

Rumo

Benefited by the beginning of operation of the transportation activities, the EBITDA of Rumo in the FY’11 reached R$146.2 million, with margin of 32.6%, amount 2.0 times higher than the FY’10.

CCL

In thus year, CCL presented an EBITDA of R$394.5 million, with margin of R$63.2/thousand liters, or 3.3% of its net revenue. This EBITDA, as well as FY’10 EBITDA reported in IFRS, had a positive impact of R$ 35.8 million related to the adoption of IFRS, due to reclassification of investments in long term contracts with clients, treated before as prepaid expenses, as intangible assets, which affected both the reported Capex and the amortization considered for EBITDA purposes. In addition, CCL presented other operating revenues of R$31.8 million from the sale of assets. Excluding these IFRS adjustments and non recurring revenues/expenses, CCL EBITDA was R$343.0 million, 6.1% higher than the previous year EBITDA, due to the increase in volume sold, better mix and higher dilution of fixed expenses.

Financial Results

The financial results in the year was a net expense of R$146.7 million compared to a net revenue of R$455.2 million in the prior year.

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4Q'10	4Q'11	Financial Expenses, Net (R$MM)	FY10	FY'11
(101.5)	(123.8)	Interest on Financial Debt	(414.3)	(472.8)
10.8	31.9	Financial Investments Income	52.5	90.3
(90.7)	(91.9)	(=) Sub-total: Interest on Net Financial Debt	(361.8)	(382.4)
(20.9)	(36.8)	Other charges and monetary variation	(103.0)	(97.6)
(69.9)	67.9	Exchange Variation	559.0	282.7
192.6	48.4	Gains (losses) with Derivatives	354.8	54.8
6.6	(0.8)	Others	6.2	(4.1)
17.8	(13.2)	(=) Net Financial Expenses	455.2	(146.7)

The expenses with debt charges, net of financial investments yields, presented an increase of 5.7%, when compared to the prior year, mainly due to the greater average indebtedness. This increase of net debt, mostly financed by BNDES, was mainly due to new investment projects in Rumo (with acquisition of locomotives, railcars and investment in permanent ways) as well as in the projects of  energy cogeneration. In addition, as a result from the adoption of IFRS, we capitalized financial charges to fixed assets, which benefitted/reduced the financial expenses at R$ 70.5 million in the current year and R$ 43.3 million in the prior year.

The net effects of exchange variation was a revenue of R$282.7 million in the year, compared to a net revenue of R$559 million in the prior year. These positive effects from exchange variation occurred due to the impacts on assets and liabilities denominated in foreign currency, mainly from the indebtedness in US dollar, due to the appreciation of local currency (Real), which appreciated 8.6% in this year and 23.1% in the prior year before the American currency. The gross indebtedness denominated in US dollars was R$ 3,622 million and R$ 3,502 million at March 31, 2010 and March 31, 2011, respectively.

The result from derivatives in the year was positive at R$54.8 million compared to an also positive result of R$354.8 million in the prior year, net of the hedge accounting impacts. It should be pointed out that, in the prior year we did not adopt the hedge accounting and as a consequence the results from derivatives in both years are not comparable, since the gains/losses with derivatives in the current year financial results refer only to the derivative instruments not designed for hedge accounting and the non effective portion of the designed hedge.

In addition, as a result from the adoption of IFRS, measured at fair value the financial instruments known as warrants, which Cosan has in its investee RADAR, and the positive result in the year for the appreciation of this instrument was recognized as derivative gain and totaled R$ 13.0 million in the year, compared to R$24,0 million in the prior year.

The position of volumes and prices of sugar fixed as tradings or via derivative financial instruments at March 31, 2011, as well as the Exchange derivative contracts, contracted to protect the Company future cash flows are summarized below:

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Summary of Hedge* as of March 31, 2011	Fiscal Year 2011/12

Sugar
NY#11
Volume (thd tons)	1,828.4
Average Price (¢US$/lb)	21.9
London #5
Volume (thd tons)	54.5
Average Price (US$/ton)	748.9
US$
Volume (US$ million)	451.1
Average Price (R$/US$)	1.730
To be sold / crop (thousand tons)	3153,6
% sales of sugar hedged	60%

 Hedge Accounting Impacts

As from April 1, 2010, the Company adopted the hedge accounting in the modality of cash flow, for certain derivative financial instruments designated to cover the sugar price risk and risk of exchange variation on revenues of sugar export. In the year ended March 31, 2011, we had the deferral (reclassification between financial results  and the “reserve” account, in net assets) of R$393.0 million in net losses with these derivatives, and R$160.3 million was transferred to net operating income for the year. The table below shows the expectation of transfer of the balance of gains/ losses of net assets at 3/31/11 to net operating income in future years in accordance with the coverage period of the designated hedge instruments.

			Expected period to affect P&L
Derivative	Market	Risk	2011/12	2012/13	Total
Future	OTC/NYBOT	#11	(353.9)	2.8	(351.1)
NDF	OTC/CETIP	USD	134.0	-	134.0
(=) Hedge Accounting impact			(219.9)	2.8	(217.1)
(-) Deferred income taxes			74.8	(1.0)	73.8
(=) Other comprehensive income			(145.1)	1.8	(143.3)
Net Income

Net Income

Net income (R$ MM)

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Cosan ended FY’11 with net income of R$771.6 million, compared to a net income of R$1,053.7 million of FY’10.

The result for FY’11 was benefited from larger volumes in CAA and CCL, better prices, specially, in sugar and ethanol, and the ramp-up of transportation activities of Rumo and of cogeneration projects, which justified an increase of 30% in the profit before the equity method, of the financial results and taxes on income, which increased from R$ 1,013.5 million in the prior year to R$ 1,312.6 million in the current year. It should also be pointed out that in the prior year we had a positive effect of R$ 270.3 million related to gains with the adhesion to the REFIS program, which did not occur this year.

The net financial income of the prior year which was R$ 455.1 million (compared to a net expense of R$ 146.7 million this year), also had an important participation in the result for that year, being significantly impacted by the gains with derivative transactions (of R$ 354.8 million) and gains with the effects from Real appreciation before the US dollar, which was less representative this year.

In terms of effective rate of taxes on income, compared to the nominal rate of 34%, this year we had an average rate of 35% compared to 29% in the prior year, considering that some gains in the scope of REFIS recognized that year, were not taxable.

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E. Financial Condition

The financial gross debt, excluding Resolution 24711, totaled R$6.5 billion in the year ended March 31, 2011, an increase of 22.6% in relation to R$5.3 billion in the year ended March 31, 2010.

During the year, there was the funding of (i) R$514.8 million related to Perpetual Bonus (equivalent to USD 300 million) mainly used to settle the short term debts (ii) R$1,186.9 million in lines contracted from BNDES, Finame and Finem, mainly related to projects of energy cogeneration, greenfields, mechanization and investments in rail assets and terminals by Rumo; and (iii) R$138.5 million in the Program for Support of the Sugar Alcohol Sector (PASS) and rural credits ; (iv) acquisition of Zanin mill, in which Cosan assumed financial debts of R$ 235.0 million and (v) amortization of R$1,967.9 million of principal and interest paid

Debt per Type (R$MM)	4Q'10	4Q'11	% ST	Var.
Foreign Currency	3.622,5	4.054,5		388,7
Perpetual Notes	810,9	1.236,2	1,2%	(28,7)
Senior Notes 2017	720,6	659,0	0,3%	(26,8)
Senior Notes 2014	631,2	576,8	3,7%	(28,5)
FX Advances	296,4	228,2	100,0%	17,8
Pre-Export Contracts	980,6	736,5	38,0%	6,5
Export Credit Notes	182,8	617,8	1,1%	448,4
Local Currency	1.711,7	2.462,3		(304,7)
BNDES	1.055,3	1.589,5	8,8%	(29,4)
Finame (BNDES)	199,1	705,2	10,9%	23,7
Overdraft	58,7	62,3	100,0%	25,6
Credit Banking Notes	62,5	31,4	0,0%	31,4
Credit Notes	380,1	10,1	50,9%	(295,6)
Rural credit	-	92,4	100,0%	1,5
Expenses with Placement of Debt	(44,0)	(28,5)	26,5%	8,9
Gross Debt	5.334,2	6.516,8	35,4%	83,9
Cash and Marketable Securities	1.078,4	1.254,1		117,2
Net Debt	4.255,8	5.262,7		(33,2)
PESA debt	603,6	674,5	0,0%	21,7
CTNs	205,7	257,5	0,0%	14,8

In the year ended March 31, 2011, the resources in cash of Cosan totaled R$1.3 billion, with its net debt amounting to R$5.3 billion, equivalent to 1.9 times the EBITDA.

 1 As disclosed in the explanatory note 13 of the financial statements, this debt from Resolution2471 is backed by the National Treasury certificates, acquired by the Company and recorded in non-current assets. For this reason, we did not consider this debt in the indebtedness analysis

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F. Investments

The capital expenditures (Capex) amounted to R$2,193.5 million in the FY’11, 13.8% higher than the same prior year period, mainly influenced by investments of: (i) R$427.9 million made by Rumo, as set forth in its investments plan, (ii) plating totaling R$386.9 million, (iii) R$124.1 million in mechanization and (iv) R$121,9 million in projects related to Safety, Health and Environment area. Below a summary of the investments in each of the main groups/ categories:

	Capex (R$MM)	FY10	FY'11
CAA - Capex operacional		1,229.6	1,756.8
●	Biological assets	647.5	745.0
●	Inter-harvest Maintenance Costs	332.4	514.2
●	SSMA & Sustaining	45.0	121.9
●	Mecanização	30.5	124.1
●	Projects CAA	174.2	251.6
CAA - Capex de expansão		972.0	441.7
●	Co-generation Projects	376.4	287.6
●	Greenfield	462.2	66.9
●	Expansão	133.4	87.2
CAA - Total		2,201.6	2,198.6
CCL		130.5	191.6
Rumo		143.8	427.9
IFRS reclassification		69.6	219.1
(=)	Capex Consolidado	2,545.5	3,037.2
●	Investments	16.0	159.9
●	Cash received on Sale of Fixed Assets	(126.2)	(47.5)
(=)	Investment Cash Flow	2,435.3	3,149.6

CAA

In FY’11 the Company maintained the high level of investments in plantation and crop treatment that with the IFRS began to be treated as addition to the biological assets which increased 15% compared to the previous year. The expenses with inter harvest maintenance, which presented an increase of 54.9% when compared to the prior year, totaled R$514.2 million.

The investments related to Safety, Health and Environment (SSMA), presented an increase of 171.1% when compared to the prior period. Most of these investments were focused on vignasse, projects, which is a byproduct reused as fertilizer in the sugarcane crops, aiming to create less exposure in its transportation from the plant to the agricultural areas.

Investments in agricultural mechanization totaled R$124.1 million, 4 times what was invested in the prior year, basically composed of agricultural equipment and machinery and adjustment of its units to receive sugarcane from mechanized crop.

The CAA projects consumed R$251.6 million of total investments in the fiscal year, amount 44.4% higher than the prior year. Such growth shows that the Company continues to maintain substantial investments in its production units in the processing and agricultural areas.

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The investments in cogeneration amounted to R$ 287.6 million, mainly for the units of Ipaussu, Univalem and Bonfim. Other units received small investments, less relevant due to the final phase of investments.

The investments in greenfield projects of Cosan, Jataí (GO) and Caarapó (MS), decreased 85.5%, compatible with the final stage of investments.

Investments in expansion of capacity of sugar plants totaled R$87.2 million, 35.7% lower than the investments in the same prior year period. This decrease was due to the conclusion of most of the projects in the units Gasa, Ipaussu, Bonfim, Junqueira, Tamoio, Costa Pinto and Barra.

In line with its growth plan and always alert for market opportunities, Cosan concluded, on February, the acquisition of Zanin mill, totaling R$90.0 million plus debts previously mentioned.

Rumo

Of the total of R$427.9 million invested by Rumo, in line with its business plan, approximately 55% was addressed to the acquisition of locomotives and 45% for investments in construction of permanent road, terminals in the countryside of São Paulo and in the Santos Port. In line with its business plan to become a multimodal logistics alternative, Rumo acquired, on March 2011, control of Logispot Armazéns Gerais for R$ 48.9 million.

CCL

In FY’11, the capex of CCL amounted to R$191.6million, representing an increase of 46.9% when compared to the prior year. Out of this total, R$68.3 million refer to the purchase of intangible assets related to long term contracts with clients, which were not treated as Capex before the IFRS. The remaining R$123.3 million are concentrated in the supply and distribution in the terminals of fuels distribution, implementation of new programs and system, especially in the tax area and the updating if the storage system of lubricants.

RETAINED EARNINGS PROPOSAL
Cosan S.A. Bylaws establishes minimum mandatory dividends of 25% of the Company’s annual net income, adjusted by legal reserves. Therefore Cosan provisioned in March 31st 2011 R$183.3 million. However, the management will propose at Annual General Meeting (AGM) to take place on July 29, 2011 a complement of R$ 16.7 million, amounting to R$ 200 million to be distributed if approved.

The remaining accumulated profits in the fiscal year, in the amount of R$ 549.8 million will be proposed to remain at an specific reserve account to investment projects in budget that will be approved at AGM.

RESEARCH AND DEVELOPMENT
In 2002 we established a partnership with the University of Campinas – UNICAMP to develop a system of geographical information, aiming at improvement of the monitoring of our crops. Through this partnership we have developed a tool that monitors the sugar cane crops using satellite images. The system provides subsidy for conduction of more precise production estimates, in addition to generating extremely detailed information concerning the general conditions of our cane fields, which gives us the opportunity of

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enhancing the procedures for management of agricultural cultures. Presently we monitor all of the land areas where we produce sugarcane, whether on our own land or on leased areas or suppliers’ areas.

We have established service agreements with the following technological institutes for development of new varieties of sugarcane: Centro de Tecnologia Canavieira (Sugarcane Technology Center), or CTC, of which we are the majority shareholder; Federal University of São Carlos – UFSCAR and Instituto Agronômico de Pesquisa (Agronomics Research Institute), or IAC. The CTC is a private institution intended for research and development of new technologies for agricultural, logistics and industrial activities, as well as for creation of new varieties of sugarcane. The CTC developed the biodegradable plastic (PHB) and biological alternatives for control of plagues. Furthermore, it created the VVHP sugar (with extremely high polarization), which requires less energy to be processed, and also developed the co-generation technology. We analyze the best forms for possible use of our varieties of sugarcane in view of the different soil and climatic conditions of the five main regions of the State of São Paulo.

We have maintained an agreement with CanaVialis S.A. (“CanaVialis”) since June 2006, to provide to Cosan a program of genetic enhancement of sugarcane specifically developed for our mills. The Company has been obtaining benefits from its support service and from the use of its bio-plant, which allows us to reduce the time that is necessary for production of seedlings and provides for us access to new and improved varieties of sugarcane by means of its genetic enhancement program. In 2006 CanaVialis implemented an experimental station at our Destivale unit, which conducts tests of new species of sugarcane specially selected for Cosan’s production structure.

We analyze and develop, together with our suppliers and partners, different types of input, machinery and agricultural implements used to facilitate and improve the cultivation of sugarcane, considering also the different conditions of our soil. We share this technology with sugarcane suppliers so that they can obtain better sugarcane yields and quality.

In December 2009 the partnership between Cosan and Amyris was announced, which aims at implementation of Amyris technology in one of the mills of the group for production of biofuels with high added value. With an investment of up to R$50 million, in addition to producing sugar and ethanol the unit will be also able to produce farnasene, a chemical component that results from fermentation of sugarcane syrup with yeasts. The partnership is still in a phase of study of the implementation and obtainment of capital for investment. For Cosan, the development of new sources of renewable energy, such as the biofuels, is strategic, and this work with Amyris is part of this context.

PROTECTION OF THE ENVIRONMENT

Oriented by principles of eco-efficiency, the operations of the Cosan Group are regulated by environmental licenses issued by the various pertinent authorities of the States in which we are present. Our units seek to develop and implement management systems that are recognized worldwide.

Following its policy, jointly with another three partners Cosan announced the conduction in June/08 of the first international shipment of ethanol with a socio-environmental seal and

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with verification of important sustainability criteria. The transaction, shipment of which had Sweden as its destination, resulted from a pioneering agreement executed between Cosan and other ethanol producers with Swedish corporation Sekab, the most important buyer of Brazilian ethanol in Europe. The agreement was an initiative of the companies involved in the transaction, aimed at taking the first step in a process of continual improvement, with the purpose of serving one of the most demanding consumers in the world. It is important to stress that the mills were able to meet the requirements of the European consumer without altering their current operating practices.

After such innovative contract, Cosan already settled several other partnerships based on sustainability Standards. In addition, Raízen, the joint venture between Cosan and Shell, committed to certify all its mills according to the Bonsucro standard by 2017.

In this way, the companies show evidence of compliance with labor laws, respect for environmental norms and also strengthen their commitment to adjustment to the rules of the Agro-Environmental Protocol, executed with the State of São Paulo and stipulating the end of the practice of burning the crops until 2014.

As regards Cosan CL, we will be proceeding with all of the projects related to the environment, among which, are highlighted (i) the Esso-Mamirauá Program for Environmental Education in the Central Amazon Region; (ii) the OndAzul Foundation, which is dedicated to preservation of aquatic ecosystems, and (iii) the PiraCena Project, which aims at study and recovery of the Piracicaba River Basin, in São Paulo. Cosan CL, which has always been committed to maintaining high standards of safety, healthy and care with the environment, maintaining awareness of the importance of managing the businesses with the purpose of preventing incidents and controlling spillage and loss of fuels, as well as of rapid and efficient response to incidents resulting from operations, cooperating with the industrial organizations and with the authorized government agencies.

For more information on sustainability initiatives, please refer to 2009/10 Sustainability Report, based on GRI standards.

HUMAN RESOURCES

On March 31, 2011, with inclusion of the employees of our controlled subsidiaries, we had 35,351 employees (March 2010: 39,999). All of our employees, including migrant and temporary rural workers are hired directly by the Company under the CLT (Brazilian Consolidated Labor Laws) system.

The Company maintains harmonious relationships with the Workers’ Unions that represent its employees, of which approximately 30% of the employees are members. The collective bargaining agreements to which we are parties or that we negotiate directly normally have duration of 12 months. The Company ensures compliance with applicable labor legislation, in addition to strict observance of the conditions covenanted in the collective bargaining instruments executed with the unions, applying them equally to unionized and non-unionized employees.

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We offer for our employees, including our executives, benefit packages that include balanced meals, medical, hospital and dental plan, subsidy for acquisition of medications, food basket or meal vouchers, group life insurance, scholarships, among others, which are applicable to its different internal publics. All of our employees are eligible for the profit sharing programs, which are customized by area of activity and developed in accordance with applicable legislation, with the participation of workers’ committees and representatives of the professional unions, the remuneration for which is based on accomplishment of operating targets and performance. The members of our Board of Directors are not entitled to such benefits.

In the last fiscal year we had results that were relevantly positive in matters concerning Occupational Safety and Health. The corporate team was restructured and began to rely on specialists in the areas of Management, Hygiene, Ergonomics and Emergency Control Systems. This year projects were developed that contributed to a reduction of more than 20% of the TF – Frequency Rate for lost-time accidents, when compared with the previous fiscal year. Among the projects implemented we highlight: (i) the PROEX – Programs for Behavioral Excellence, (ii) the Skills Development for Investigation and Analysis of Accidents and of Occupational Hygiene, and (iii) the Safety Audit in the Agricultural and Industrial areas and the 5 Ss Program.

The company consolidated its professional skills development programs, with strong activity and investments in structured programs for development of managers, leaders and engineers, through an internal MBA and skills development training for professionals of the technical and production areas. In the last year the bases were structured for a solid career and succession plans in the Company, in addition to continuity of the performance and competencies appraisal programs, based on the meritocracy method.

CORPORATE RESTRUCTURING AND NEW BUSINESS

During the fiscal year ended on March 31, 2011, the principal corporate transactions carried out by the Company were:

a.  Formation of Raízen (JV with Shell)

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell (“Shell”), had reached a non-binding memorandum of understanding (“MOU”) to form a joint venture for a combined 50/50 investment. On August 25, 2010 the Company announced the conclusion of the negotiations with Shell and signed a binding MOU along with other arrangements. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil and its interests on second generation ethanol research and development entities (Iogen and Codexis). Shell will also make a fixed cash contribution in the amount of approximately $1.6 billion over a two year period. The sugar logistics and lubricants distribution business along with the investment in Radar Propriedades Agrícolas S.A. will not be contributed to the joint venture. On January 4, 2011, the Company received unconditional merger clearance from the European Union to form the proposed Joint Venture in Brazil. On June 1, 2011, the Company signed the closing agreement to form the joint venture, denominated Raízen. During the year ended March 31, 2011, the joint venture did not impact Cosan’s financial statements except for the incurrance of costs and expenses related to its future formation.

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b.  Purchase of control of Logispot Armazéns Gerais (“Logispot”)

On March 14, 2011, Cosan, through its indirect subsidiary Rumo Logística S.A. (“Rumo”), purchased 874,226 common shares of Logispot, totaling R$ 48,888 cash which increased its participation in the common shares of Logispot from 14.28% to 51.00%.

Logispot is located in the city of Sumaré and is an important link between plants in the state of São Paulo and Santos Port. The terminal is accessed by all railroads that cross the state of São Paulo and is beside the Anhanguera, Bandeirantes and Dom Pedro highways. The site has a static capacity of 400,000 tons, a structure to receive and send both through roads, as well as by rail, but the potential to carry a composition of 120 railcars of 90 tones per day (unaudited information). The fair value at the acquisition date of the consideration transferred totaled R$ 68,880, which consisted of the following:

Cash	48,888
Fair value of 14.28% of Cosan in Logispot immediately before the business combination	19,992
Total	68,880

c.  Purchase of Control of Cosan Araraquara Açúcar e Álcool Ltda. (“Usina Zanin”)

On February 18, 2011, the Company acquired 100% of the share capital of Usina Zanin, for R$90,000 cash.

Usina Zanin is located in the city of Araraquara and has a production capacity of 300cbm / day of anhydrous ethanol, 220 cbm/ day of hydrous ethanol, 925 tons / day of sugar and storage capacity of 35,000 m³ of ethanol and 25,000 tons of sugar (unaudited information).

PERSPECTIVES

The new fiscal year promises great challenges for all Cosan’s business units but mainly for the new company resulting from partnership with Shell, Raízen. Once the negotiations with Shell have concluded and regulatory approval has been given (still pending approval from CADE), the new company, which began operating on June 1, 2011, has clear integration, consolidation and growth goals with great potential for creating value and capturing synergies.

The sugar, ethanol, and energy cogeneration segment of Raízen has laid down the foundation for the next five-year growth, which anticipates an increase in crushing capacity of its mills from 65 to 100 million tons of sugarcane. For the next year, investments in the growth strategy are expected to begin based on expansion of capacity at existing mills and increase in sugarcane growing area. Energy cogeneration will continue to implement investments proposed so as to follow the commissioning schedule of its mills and supply of energy under agreements previously established.

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The purpose of Raízen Combustíveis is to integrate the operations of both companies (Shell and Esso) by consolidating synergies and follow the plan for growth on the fuel distribution market.

Rumo Logística, despite the difficult year for its port operations, and hardships faced by the Brazilian sugarcane crops, met the investment plan for the first year of operation. For the next fiscal year, Rumo has ahead of a decisive year in implementing its business plan, which anticipates large investments in ALL - America Latina Logística’s concession railway as well as its port terminals in order to create efficiency and increase its lifting and shipping capacity.

For all of the above, this will be very important year for the company that will prove to be a leading and innovative company strategically well positioned, to take advantage of the best growth opportunities, and create value to all stakeholders.

INVESTORS RELATIONS

Cosan is a publicly-held joint stock company. On March 31, 2011 capital stock was represented by 407,214,353 common registered book-entry shares (406,560,317 on March 31, 2010), with no par value.

The Company conducted its initial shares offering in the São Paulo Stock Exchange (BOVESPA) in November 2005, listed under the principal level of corporate governance of the BOVESPA, the Novo Mercado (New Market). The Company’s controller, Cosan Limited, conducted its initial shares offering in the New York Stock Exchange (NYSE) in August 2007. The Cosan Group is a pioneer in the sugar and ethanol sector, having become the first Brazilian group to go public in Brazil and in the United States of America.

The Company’s relationship with the financial community and with the investors stands out for its disclosure of information with transparency and characterized by its respect for legal and ethical principles. The Investors Relations area maintains contacts with investors and market analysts, sponsoring events for disclosure of information concerning the Company’s performance. Cosan also maintains a site for relationship with investors that contains information that is always updated, specific, segmented and aimed at distinct publics: analysts, institutional investors and individual investors.

CORPORATE GOVERNANCE

Cosan conducts its operations following best corporate governance practices. The Company is listed in the principal level of Corporate Governance of the Bovespa, known as the Novo Mercado, since it launched its shares in the Brazilian stock market in 2005, and is bound by the arbitration rules of the Câmara de Arbitragem do Mercado (Chamber of Arbitration of the Market), in accordance with the Commitment Clause of its By-Laws.

In order to ensure transparency of management and of its businesses, for the benefit of shareholders and investors, the Company relies on a policy of disclosure of information that establishes rules and procedures for persons who are linked to the Company (executives and employees) who have access to relevant information and facts, and

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defines the criteria, the moment and the party responsible for disclosure of such information to the investors, in order to assure that the data for the market are distributed in an ample, transparent and homogenous form.

The Company’s equity controller was the first Foreign Private Investor (FPI) in the sector that it operates to be listed on the New York Stock Exchange. In this way, the Company implemented the internal controls procedures with the aim of adapting to the requirements of Section 404 of the Sarbanes-Oxley Law (SOX), based on the methodology established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) for internal controls. The Company adjusted to Section 302 of the same Law, which determines that executive officers must represent that they are responsible for the controls and procedures for disclosure of information. The Company has been continually enhancing its internal processes and ratifying its commitment to better Corporate Governance practices.

Board of Directors – The board of directors is the body that takes certain decisions according to the Bylaws and is responsible for, among other incumbencies, establishing the general guidelines and policies of our business. Our board of directors is also responsible for supervision of the executive board and for monitoring implementation by the executive officers of the policies and guidelines that are established from time to time by the board of directors. The Cosan Board of Directors consists of nine members, of whom three are independent. On July 30, 2010 the members of the Board of Directors of the Company were reelected in an Annual Shareholders’ Meeting for a new term of office.

Fiscal Council – Instituted and elected on July 30, 2010, it consists of three regular members, all of whom have an annual term of office. Integrated with the transparency and corporate governance policy, the Fiscal Council meets every quarter to monitor the administrative acts and to analyze the Company’s financial statements.

Executive Board – Acts as an executive body. The Executive Officers are responsible for internal organization, daily transactions and implementation of the general policies and guidelines established from time to time by the board of directors. Responsible for direct management of the businesses, it consists of a president and chief executive officer, three executive vice-presidents and four executive officers, who are elected by the Board of Directors for a term of office of two years, which can be extended until investiture of the members to be elected subsequently.

Risk Management Committee – The Company’s risk management committee comprises three members of the Board, one of them independent, which meets at least annually to discuss and determine the Company's hedge policy. Members of our risk management committee are Mr. José Alexandre Scheinkman (Chairman), Marcelo Eduardo Martins and Marcos Marinho Lutz. Additionally, we have also established an Executive Committee of Risks, formed by a member of the Board and several executives of the Company. The Executive Committee meets weekly to analyze the behavior of the exchange and commodity markets, to discuss the positions of hedging and pricing strategy for the sugar’s export, to reduce the adverse effects of changes in sugar prices and the exchange rate as well as monitoring the liquidity and counterparty (credit) risks. Our policy is to hedge the cash flow’s exposure to the risks described above mainly by means of natural hedge. For exposures that can not be considered as natural hedge, we use derivative

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financial instruments, including futures contracts, swaps and options in OTC markets, stock exchanges or financial institutions with high ratings.

Audit Committee – Cosan Limited Board of Directors decided that Marcus Vinicius Pratini de Moraes (Chairman of the Board) and Mailson Ferreira da Nóbrega are the “financial specialists of the audit committee”, as defined in the current rules of the SEC, fulfilling the requirements of independence of the SEC and the listing standards of the NYSE. To obtain more information about our audit committee, see “Item 6C. Board Practices - Audit Committee”. The members of our audit committee are Messrs. Marcus Vicinius Pratini de Moraes (Chairman), Mailson Ferreira da Nóbrega and Hélio França.

Compensation Committee – We have a compensation committee that is responsible for reviewing and approving the remuneration and benefits granted to our executive officers and to the key members of our management, making recommendations to the Board in relation to matters relative to compensation and to granting to our executive officers and other employees remuneration based on shares, according to our stock incentives plan. The committee is also responsible for analyzing the terms of the plan, for altering it and for taking any other measures that may be necessary to manage it in our best interest. The members of our compensation committee are Messrs. Pedro Isamu Mizutani (Chairman), Marcus Vinicius Pratini de Moraes and Marcelo de Souza Scarcela Portela.

RELATIONSHIP WITH OUTSIDE AUDITORS

The Company’s policy for contracting with the independent auditors services that are not related to outside auditing is based on the principles that preserve their independence. According to internationally accepted standards, these principles are that: (a) the auditor must not audit his/her own work; (b) the auditor must not perform in a position of management with his/her client, and (c) the auditor must not legally represent the interests of his/her clients.

In compliance with CVM Instruction No. 381/03, we inform that the other services contracted with our independent auditors – Ernst & Young Auditores Independentes S.S. and their related parties, during the current fiscal year, were related to review of the internal controls, review of the sustainability report, due diligence in new developments and other services related to auditing work and that had no implication for the principle of independence described in the above paragraph.

APPRECIATION

The Management of Cosan S.A. Indústria e Comércio is thankful to its shareholders, customers, suppliers and financial institutions for their collaboration and trust, and most especially to its employees for their dedication and applied efforts.

Management.

* * * * *

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STATEMENT FROM OFFICERS

Under the terms of article 25, 1st paragraph, 5th and 6th items of Instruction CVM nr 480/09, the Executive Body declares that reviewed, discussed and agreed with the Financial Statements from the fiscal year 2011, ended on March 31st, 2011. The Body also reviewed, discussed and agreed with the Report of Independent Auditors issued on June 6th, 2011, by Ernst & Young Auditores Independentes S.S., CRC 2SP015199/O-6.

* * * * *

OPINION OF FISCAL COUNCIL
COSAN S.A. INDÚSTRIA E COMÉRCIO
CNPJ n.° 50.746.577/0001-15
NIRE 35300177045

The Fiscal Council of Cosan SA Industria e Comercio, in exercise of its statutory duties, examined the Annual Management Report and Financial Statements, including Balance Sheet, Income Statements, Statements of Changes in Equity, Cash Flows Statements, Statement of Value Added and Explanatory Notes for the financial year ended March 31, 2011. Based on the examinations performed, the clarifications provided by the Administration, taking into consideration the opinion issued an unqualified audit on 6 June 2011 by Ernst & Young Auditores Independentes SS, concluded that the financial statements referred to above, in all material respects, are fairly presented and recommended for forwarding to the General Meeting of Shareholders.

São Paulo, June 6th, 2011

LUIZ CLÁUDIO GOMES RECCHIA

JOÃO RICARDO CUCATTI

ALBERTO ASATO

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Consolidated Financial Statements

Cosan Limited

March 31, 2011 and 2010

COSAN LIMITED

Consolidated Financial Statements

March 31, 2011 and 2010

Condomínio São Luiz Av. Pres. Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo, SP, Brasil Tel: (5511) 2573-3000 Fax: (5511) 2573-5780 www.ey.com.br

Report of Independent Auditors to the Shareholders of Cosan Limited

We have audited the accompanying consolidated financial statements of Cosan Limited, which comprise the consolidated statement of financial position as at March 31, 2011, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.   An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cosan Limited as at March 31, 2011, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

São Paulo, June 6, 2011

ERNST & YOUNG TERCO
Auditores Independentes S.S.

Luiz Carlos Nannini
Partner

COSAN LIMITED

Consolidated statements of financial position
March 31, 2011, 2010 and April 1, 2009
(In Thousands of Reais)

	Note	March 31, 2011	March 31, 2010	April 1, 2009
Assets
Current
Cash and cash equivalents	4	1,271,780	1,110,766	1,177,936
Restricted cash	5	187,944	44,972	11,757
Accounts receivable	7	594,857	766,415	599,163
Derivatives	26	55,682	230,561	17,022
Inventories	8	670,331	612,683	719,656
Advances to suppliers		229,325	201,573	206,032
Related parties	10	14,669	27,246	57,232
Recoverable taxes	9	374,991	327,864	265,417
Other current assets		81,023	76,672	69,508
		3,480,602	3,398,752	3,123,723

Non-current
Deferred income taxes	18	715,333	686,139	809,218
Advances to suppliers		46,037	63,741	48,035
Related parties	10	91,954	81,411	-
Recoverable taxes	9	55,066	45,018	21,374
Judicial deposits		218,371	167,562	171,266
Other financial assets	6	420,417	355,370	303,467
Other non-current assets		449,282	455,293	402,987
Equity method investments	12	304,142	260,814	323,077
Biological assets	13	1,561,132	963,244	754,231
Property, plant and equipment	14	7,980,524	6,114,531	3,923,623
Intangible assets	15	3,889,575	3,825,367	2,909,856
		15,731,835	13,018,490	9,667,134

Total assets		19,212,437	16,417,242	12,790,857

	Note	March 31, 2011	March 31, 2010	April 1, 2009
Liabilities
Current
Current portion of long-term debt	16	957,134	839,529	1,452,297
Derivatives	26	132,289	76,703	66,895
Trade accounts payable		558,766	569,399	456,116
Salaries payable		183,560	141,584	93,156
Taxes payable	17	245,284	215,862	168,596
Dividends payable		72,229	43,982	-
Related parties	10	41,163	16,105	4,458
Other current liabilities		190,381	183,034	85,570
		2,380,806	2,086,198	2,327,088
Non-current
Long-term debt	16	6,274,895	5,136,529	3,232,736
Taxes payable	17	639,071	592,854	328,760
Legal proceedings	19	666,282	611,983	1,277,165
Related parties	10	4,444	-	711
Pension	27	24,380	-	65,108
Deferred income taxes	18	1,510,965	1,122,408	528,969
Other non-current liabilities		382,897	375,344	362,393
		9,502,934	7,839,118	5,795,842

Equity
Common stock	21	5,328	5,328	5,328
Capital reserve		3,668,218	3,654,446	3,661,040
Accumulated earnings (losses)		887,336	535,724	(170,370)
Equity attributable to owners of the Company		4,560,882	4,195,498	3,495,998
Equity attributable to non-controlling interests		2,767,815	2,296,428	1,171,929
Total equity		7,328,697	6,491,926	4,667,927
Total liabilities and equity		19,212,437	16,417,242	12,790,857

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated income statements
Years ended March 31, 2011 and 2010
(In thousands of Reais, except otherwise stated)

	Note	2011		2010
Net sales	22		18,063,480		15,336,055
Cost of goods sold	23		(15,150,079)		(13,271,331)
Gross profit			2,913,401		2,064,724

Operational income /(expenses)
Selling	23		(1,026,000)		(862,726)
General and administrative	23		(545,450)		(501,676)
Other, net	25		(33,828)		37,523
Gain on tax recovery program	17		-		270,333
			(1,605,278)		(1,056,546)
Income before financial results, equity income of associates and income taxes			1,308,123		1,008,178

Equity income of associates	12		25,187		4,178
Financial results, net	24		(151,146)		493,441
			(125,960)		497,619
Income before income taxes			1,182,164		1,505,797
Income Taxes
Current	18		(85,437)		(78,381)
Deferred	18		(329,071)		(344,923)

Net income for the year			767,656		1,082,493

Net income attributable to non-controlling interests			(296,750)		(376,399)
Net income attributable to Cosan			470,906		706,094

Earnings per share (in Reais)	21
Basic and diluted		$	R1.74	$	R2.61

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of changes in equity
Years ended March 31, 2011 and 2010
(In Thousands of Reais)

		Capital reserve
	Common stock	Additional paid-in capital	Other components of equity	Accumulated earnings (losses)	Total	Non-controlling interests	Total ´ equity
April 1, 2009	5,328	3,723,728	(62,688)	(170,370)	3,495,998	1,171,929	4,667,927

Acquisition of Teaçu	-	100,143	-	-	100,143	207,368	307,511
Issuance of subsidiary shares to non-controlling interest	-	78,407	-	-	78,407	423,859	502,266
Acquisition of non-controlling interest subsidiary	-	(34,957)	-	-	(34,957)	(22,633)	(57,590)
Exercise of stock option	-	(4,450)	(20)	-	(4,470)	10,472	6,002
Exercise of common stock warrants	-	(43,641)	309	-	(43,332)	138,416	95,084
Acquisition of TEAS	-	-	-	-	-	15,873	15,873
Cumulative translation adjustment - CTA	-	-	(133,575)	-	(133,575)	(1,111)	(134,686)
Pension	-	-	25,739	-	25,739	16,317	42,056
Share based compensation	-	5,451	-	-	5,451	3,520	8,971
Net income	-	-	-	706,094	706,094	376,399	1,082,493
Dividends	-	-	-	-	-	(43,981)	(43,981)

March 31, 2010	5,328	3,824,681	(170,235)	535,724	4,195,498	2,296,428	6,491,926

Exercise of stock option	-	(1,018)	(44)	-	(1,062)	6,409	5,347
Treasury shares	-	(9,465)	-	-	(9,465)	(5,754)	(15,219)
Issuance of common stock by Rumo to non-controlling shareholders´	-	128,363	-	-	128,363	271,637	400,000
Acquisition of Logispot	-	-		-	-	64,277	64,277
Hedge accounting	-	-	(89,117)	-	(89,117)	(54,181)	(143,298)
Cumulative Translation Adjustment - CTA	-	-	(4,180)	-	(4,180)	131	(4,049)
Pension	-	-	(12,087)	-	(12,087)	(7,349)	(19,436)
Adjustment from impact recorded directly in equity of subsidiary	-	(522)	-	-	(522)	(821)	(1,343)
Share based compensation	-	1,842	-	-	1,842	1,119	2,961
Net income	-	-	-	470,906	470,906	296,750	767,656
Dividends	-	-	-	(119,294)	(119,294)	(100,831)	(220,125)

Balance at March 31, 2011	5,328	3,943,881	(275,663)	887,336	4,560,882	2,767,815	7,328,697

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of comprehensive income
Years ended March 31, 2011 and 2010
(In Thousands of Reais)

	2011	2010

Net income of the period	767,656	1,082,493

Other Comprehensive Income (loss):
Exchange differences on translation of foreign operations - CTA	(4,049)	(134,685)
Net movement on cash flow hedges	(217,117)	-
Actuarial gains and losses on defined benefit plans	(29,447)	63,721
Income tax effects	83,830	(21,665)

Other comprehensive Income for the year, net of tax	(166,783)	(92,629)

Total comprehensive Income for the year, net of tax	600,873	989,864

Attributable to:
Owners of the Company	365,521	598,258
Non-controlling interests	235,351	391,606

See accompanying notes to consolidated financial statements.

COSAN LIMITED
Consolidated statements of cash flows
Years ended March 31, 2011 and 2010
(In Thousands of Reais)

	2011	2010
Operating activities
Net Income	470,906	706,094
Non-cash adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation and amortization	742,307	644,635
Biological assets	234,799	438,454
Equity income	(25,187)	(4,178)
Gain on disposal of property, plant and equipment	(35,295)	(80,466)
Goodwill write off aviation business	-	41,066
Deferred income taxes	329,071	344,923
Provision for legal proceedings	26,859	25,829
Non-controlling interests	296,750	376,399
Share based compensation expenses	2,961	8,971
Gain on tax recovery program	-	(270,333)
Interest, monetary variations and foreign exchange variation, net	238,482	(185,280)
Other	4,584	(26,858)
	2,286,237	2,019,256
Change in assets/ liabilities
Accounts receivable	164,693	2,415
Restricted cash	(142,972)	(33,215)
Inventories	84,581	413,437
Taxes recoverable	(50,068)	(36,572)
Advances to suppliers	16,779	66,542
Suppliers	(32,361)	(46,515)
Salaries payable	36,224	30,565
Derivatives	13,347	(231,043)
Other assets/ liabilities, net	(49,219)	(9,043)

Net cash flows from operating activities	2,327,241	2,175,827

Investing activities
Acquisitions, net of cash acquired	(157,345)	(16,041)
Purchase of property, plant and equipment	(2,291,647)	(1,897,965)
Sugarcane planting and growing costs	(745,572)	(647,467)
Proceeds from sale of the aviation business	-	115,601
Proceeds from sale of other investments and property, plant and equipment	48,832	10,613

Net cash flows used in investing activities	(3,145,732)	(2,435,259)

COSAN LIMITED

Consolidated statements of cash flows (Continued)
Years ended March 31, 2011 and 2010
(In Thousands of Reais)

	2011	2010
Financing activities
Proceeds from long-term debt	2,719,522	3,471,462
Repayment of long-term debt	(1,971,579)	(3,148,837)
Capital increase	3,996	147,697
Cash proceeds from non-controlling interests	400,000	-
Share buy-back program (treasury shares)	(15,219)	-
Dividends paid	(193,095)	-
Cash from/ to related parties	37,072	(152,442)

Net cash flows from financing activities	980,697	317,880
Translation adjustments	(1,192)	(125,618)
Net increase in cash and cash equivalents	161,014	(67,170)
Cash and cash equivalents at the beginning of the year	1,110,766	1,177,936
Cash and cash equivalents at the end of the year	1,271,780	1,110,766

Supplemental disclosure of cash flow information:
Income taxes paid	(38,844)	(62,337)
Financial interest expenses paid	(450,051)	(388,854)
Issuance of shares for acquisition of Curupay	-	624,192
Issuance of subsidiary shares (Rumo) for acquisition of Teaçu	-	261,777

See accompanying notes to the consolidated financial statements.

COSAN LIMITED

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda on April 30, 2007. Its shares are traded on the New York Stock Exchange (NYSE – CZZ) and in the São Paulo Stock Exchange (Bovespa – CZLT11).  Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of the Company. Cosan Limited controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”) with a 62.2% interest.

Cosan S.A.’s primary activities are in the following business segments (i) Sugar & Ethanol: the production of sugar and ethanol, as well as the energy cogeneration produced from sugar cane bagasse, (ii) Fuel Distribution and Lubricants: the marketing and distribution of fuel and lubricants, and the production of lubricants in Brazil, and (iii) Rumo: logistics services including transportation, port lifting and storage of sugar.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell (“Shell”), had reached a non-binding memorandum of understanding (“MOU”) to form a joint venture for a combined 50/50 investment. On August 25, 2010 the Company announced the conclusion of the negotiations with Shell and signed a binding MOU along with other arrangements. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil and its interests on second generation ethanol research and development entities (Iogen and Codexis). Shell will also make a fixed cash contribution in the amount of approximately $1.6 billion over a two year period. The sugar logistics and lubricants distribution business along with the investment in Radar Propriedades Agrícolas S.A. will not be contributed to the joint venture. On January 4, 2011, the Company received unconditional merger clearance from the European Union to form the proposed Joint Venture in Brazil. On June 1, 2011, the Company signed the closing agreement to form the joint venture, named Raízen. During the year ended March 31, 2011, the joint venture did not impact Cosan´s financial statements except for the incurrance of costs and expenses related to its future formation.

2.	Summary of significant accounting policies

2.1	Basis of preparation

a) Statement of compliance

The consolidated financial statements of Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

These financial statements for the year ended March 31, 2011 are the first Company has prepared in accordance with IFRS. Refer to Note 3 for information on how the Company adopted IFRS.

These consolidated financial statements were authorized for issue by the Audit Committee on June 6, 2011.

b) Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and biological assets that have been measured at fair value.

c) Functional and presentation currency

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries, located in Brazil, operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency.

The financial statements of each subsidiary included in the consolidation and equity method investments are prepared based on the functional currency of each company. Cosan, certain subsidiaries and equity method investments with a functional currency other than Brazilian reais, had their assets and liabilities converted into Brazilian reais at the exchange rate as of year end and their revenues and expenses were converted by applying the average monthly rates.

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$1.6287=US$1.00 at March 31, 2011, R$1.7810=US$1.00 at March 31, 2010, and R$2.3152=US$1.00 at March 31, 2009.

d) Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities at the end of the reporting period. Such estimates and assumptions are reviewed on a continuous basis and changes are recognized in the period in which the estimates are revised and in any future periods affected.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

A significant change in the facts and circumstances on which judgments, estimates and assumptions are based, may cause a material impact on the results and financial condition of the Company. The significant judgments, estimates and assumptions are as follows:

Deferred income taxes and social contribution

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. For further detail on deferred income taxes see Note 18.

Biological assets

Biological assets are measured at fair value at each reporting date and the effects of changes in fair value between the periods are allocated directly to cost of goods sold. For further detail on the assumptions used see Note 13.

Intangible assets and property, plant and equipment (“P, P&E”)

The calculation of depreciation and amortization of intangible assets and P, P&E includes the estimation of the useful lives. Also, the determination of the acquisition date fair value of intangible assets and P,P&E acquired in business combinations is a significant estimate.

The Company annually performs a review of impairment indicators for intangible assets and P,P&E. Also, an impairment test is undertaken for goodwill. An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount for the different cash generating units for which goodwill is allocated are further explained in Note 15.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Share based payments

Cosan S.A. measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the share option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 29.

Pension benefits

The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details about the assumptions used are included in Note 27.

Fair value measurement of contingent consideration

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date. Further details about the assumptions used in accounting for business combinations are included in Note 19.

Fair value of financial instruments

When the fair value of financial assets and liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. For further details on financial instruments refer to Note 26.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

2.2	Basis of consolidation

The following subsidiaries were included in the consolidated financial statements for the years ended March 31, 2011 and 2010:

	Ownership % direct and indirect
	2011	2010
Cosan S.A. Indústria e Comércio	62.2%	62.3%
Administração de Participações Aguassanta Ltda.	56.9%	57.0%
Cosan S.A Açúcar e Álcool	61.9%	62.0%
Águas da Ponte Alta S.A.	56.9%	62.0%
Vale da Ponte Alta S.A.	56.9%	62.0%
Agrícola Ponte Alta S.A.	61.9%	62.0%
Cosan Centroeste S.A. Açúcar e Álcool	61.9%	62.0%
Barra Bioenergia S.A.	61.9%	62.0%
Benálcool Açúcar e Álcool S.A.	61.9%	62.0%
DaBarra Alimentos S.A.	-	62.0%
Docelar Alimentos Bebidas S.A. (former Bonfim Nova Tamoio – BNT Agrícola Ltda.)	62.1%	62.0%
Barrapar Participações Ltda.	61.9%	62.0%
Aliança Indústria e Comercio de açúcar e Álcool S.A.	61.9%	62.0%
Agrobio Investimentos e Participações S.A.	61.9%	62.0%
Bioinvestments Negócios e Participações S.A.	56.9%	62.0%
Executive Participações S.A.	61.9%	-
Proud Participações S.A.	62.1%	62.2%
Cosan Distribuidora de Combustíveis Ltda.	62.1%	62.2%
Cosan S.A. Bioenergia	62.2%	62.3%
Cosan Energia S.A.	62.2%	62.3%
Cosan Biotecnologia S.A.	62.1%	62.2%
Cosan International Universal Corporation	62.2%	62.3%
Cosan Finance Limited	62.2%	62.3%
CCL Finance Limited	62.2%	62.3%
Cosan Overseas Limited	62.2%	-
Cosan Cayman Limited	62.2%	-
Cosan Cayman Finance Limited	62.2%	-
CCL Cayman Finance Limited	62.2%	-
Grançucar S.A. Refinadora de Açúcar	-	62.3%
Cosan Combustíveis e Lubrificantes S.A.	62.2%	62.3%
Copsapar Participações S.A.	56.0%	56.0%
Novo Rumo Logística S.A.	57.8%	57.8%
Rumo Logística S.A.	43.3%	57.8%
Cosan Operadora Portuária S.A.	43.3%	57.8%
Teaçú Armazéns Gerais S.A.	43.3%	57.8%
Pasadena Empreendimentos e Participações S.A.	62.2%	62.2%
Teas Terminal Exportador de Álcool de Santos S.A.	41.5%	41.5%
Cosan Alimentos S.A. e empresas controladas	62.2%	62.2%
Cosan Araraquara Açúcar e Álcool Ltda. (former Usina Zanin Açúcar e Álcool Ltda.)	62.2%	-
Logispot Armazéns Gerais S.A.	31.7%	8.9%

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Subsidiaries are fully consolidated from the date of acquisition, the date on which the Company obtains control, and continue to be consolidated until the Company ceases to have control of the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3	Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the subsidiaries and preparing the opening balance sheet as at April 1, 2009, except where indicated otherwise.  The April 1, 2009 balance sheet was prepared to reflect the transition to IFRS.

a)     Revenue recognition

Revenues from the sale of products or goods are recognized when the entity transfers to the buyer the significant risks and rewards incidental to ownership of the goods and merchandise, and when it is probable that the economic benefits associated with the transaction will flow to the Company. The sales prices are fixed based on purchase orders or contracts.

b)     Foreign currency transactions

Transactions in foreign currencies are initially recorded at the functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

c)     Financial instruments – Recognition initial and subsequent measurement

(i) Financial assets

Initial recognition and measurement

Financial assets are classified into the following categories: at fair value through profit or loss, held-to-maturity, available for sale and loans and receivables. The Company determines the classification of its financial assets upon initial recognition.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of financial assets.

Financial assets include cash and cash equivalents, restricted cash, accounts receivable, other receivables, marketable securities and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which can be as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and assets designated upon initial recognition at fair value through profit and loss. They are classified as held for trading if they were acquired with the purpose of selling or repurchasing in the short term. Derivatives are also measured at fair value through profit or loss, except those designated as hedging instruments. Interest, monetary and exchange variations and changes arising from the valuation at fair value are recognized in the income statement when incurred in the line of revenue or expense.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs.  Amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs.

Held-to-maturity

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to maturity when the Company has the positive intention and ability to hold them to maturity. Interest, monetary, exchange rate, less impairment losses, if any, are recognized in income when incurred in the line of financial income/expense.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Available-for-sale financial assets

Financial assets available for sale are those non-derivative financial assets that are not classified as (a) loans and receivables, (b) investments held to maturity or (c) financial assets at fair value through profit and loss.

Derecognition

A financial asset is derecognized when:

•	The rights to receive cash flows from the asset have expired; and
•
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the cash flows received without material delay to a third party under a pass-through arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

(ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, carried at amortized cost.

The Company’s financial liabilities include payables to suppliers and other payables, loans and borrowings and derivative financial instruments.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss and derivatives, except those designated as hedging instruments. Interest, monetary and exchange variations and changes arising from the valuation at fair value, where applicable, are recognized in the income statement when incurred.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are amortized or derecognized.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

(iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(iv) Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. These techniques can include using recent market transactions (interest free) reference to the current fair value of other similar instruments, analysis of discounted cash flows or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 26.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

(v) Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative financial instruments such as forward currency contracts, interest rate swaps and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Derivatives designated in hedge transactions are initially recognized at fair value on the date on which the derivative is acquired, and subsequently also revalued to fair value. Derivatives are presented as financial assets when the instrument's fair value is positive and as liabilities when fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the income statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;
•
Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; and

•	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, Cosan S.A. formally designates and documents the hedge relationship to which Cosan S.A. wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges are expected to be highly effective in offsetting changes in fair value or cash flows, being continually assessed to determine whether they were actually highly effective over all the base periods for which they were intended.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the income statement in other operating expenses.

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

Cosan S.A. uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 26 for more details.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Fair value hedge and hedges of a net investment

The Company does not hold derivative financial instruments designated in these types of operations.

d) Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days from date of issue, readily convertible into a known amount as cash and cash with insignificant risk of change in their market value.

The restricted cash relates mainly to deposits of margin requirements made with brokers who trade commodity derivative instruments linked to Cosan's derivatives instruments and financial transactions.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

e) Accounts receivable

Accounts receivable are receivables from customers and are reduced to their probable realizable value by a provision.

f) Inventories

Inventories are recorded at average cost of acquisition or production, not to exceed the net realizable value. Provisions for slow-moving or obsolete inventories are recorded when deemed necessary by management.

g) Equity method investments

Entities over which the Company exercises significant influence are accounted for by the equity method. Based on the equity method, investments are recorded on the balance sheet at cost, plus the changes following the acquisition of shares and the Company’s share of equity income or loss of the associate.

The income statement reflects the share of operating results of associates associate based on the equity method. When a change is recognized directly in equity of the associate, the Company recognizes its share of the variations, where applicable, statement of changes in equity.

The financial statements of associates are prepared for the same period of presentation of the Company even if the fiscal year is not coincidental. Where necessary, adjustments are made to conform to the accounting practices of the Company.

After applying the equity method, the Company determines whether it is necessary to recognize additional loss of recoverable value on the Company's investment in its associate. The Company determines, at each year end, if there is objective evidence that investment in associate loss suffered by the impairment. If so, the Company calculates the amount of loss on the impairment as the difference between the recoverable value of the associate and the book value and the amount recognized in the income statement.

When there is loss of significant influence over the associate, the Company evaluates and recognizes the investment at fair value at that moment.

The unrealized gains and losses resulting from transactions between the Company and associates are eliminated in accordance with the participation held in the associate.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

h) Biological assets

IAS 41 - Agriculture encompasses the accounting treatment of activities involving biological assets, which in the case of Cosan S.A., refers to the sugarcane plantations. Biological assets are recognized at fair value at each balance sheet date and the effects of changes in fair values between the periods are allocated to cost of goods sold. The sugarcane plantation is measured at fair value in accordance with the discounted cash flow method. The harvest of Cosan S.A. begins generally in April each year and ends in the months of November and December.

Cosan S.A.’s own land on which the biological asset is produced is accounted for in accordance with IAS 16 - Property, Plant and Equipment.

i) Property, plant and equipment (“P, P&E”)

Items of P, P&E are measured at historical cost of acquisition or construction, less accumulated depreciation and impairment when applicable.

Cost includes expenditures that are directly attributable to the acquisition of an asset. The cost of assets constructed by the entity includes the cost of materials and direct labor, other costs to put the asset in location and condition necessary for them to be able to operate in the manner intended by management, and borrowing costs on qualifying assets. Borrowing costs relating to funds raised for work in progress are capitalized until these projects are completed.

The Company carries out the planned major maintenance activities at its plants on an annual basis in order to inspect and replace components. This occurs between January and March. The principal costs include maintenance costs for labor, materials, third party services and overhead allocated during the inter harvest period.

The estimated cost of a component of a piece of equipment that must be replaced each year is recorded as a component of cost of the equipment and depreciated over the following season. Costs of normal periodic maintenance are recorded as expenses when incurred since the components will not improve the production capacity or introduce improvements to equipment.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Depreciation is calculated on a straight line method based on useful life of each asset, following the annual depreciation rates shown below:

Buildings and improvements	4%
Containers	25%
Machinery and equipment	3% to 10%
Agricultural machinery	10%
Industrial equipment and facilities	10%
Furniture and fixtures	10%
Computer equipment	20%
Vehicles	10% to 20%
Locomotives	3.3%
Rail cars	2.9%
Boats and aircrafts	10%

j) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date.

Finance leases which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the income statement. A leased asset is depreciated over the useful life of the asset.

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

k) Intangibles

(i) Goodwill

Under Brazilian GAAP, goodwill arising from business combinations that occurred before March 31, 2009 was amortized on a straight line basis over a period of 5 to 10 years. After March 31, 2009 any remaining balances or new goodwill were no longer amortized and subject to impairment testing.

The goodwill considered for IFRS purposes was the ending balance as of March 31, 2009 (under Brazilian GAAP), except for the goodwill arising from the acquisition of Cosan CL, for which IFRS 3 was applied.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Goodwill is maintained at its cost, less any impairment losses. Goodwill is tested annually for impairment. In order to perform impairment tests goodwill is compared to the recoverable amount of the related cash generating unit to which it was originally allocated.

(ii) Intangible assets with finite lives

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

l) Impairment

In accordance with IAS 36, the Company assesses annually whether there are indications of impairment in its long lived assets. If these indicators are identified, the Company estimates the recoverable amount of the assets. The recoverable amount of an asset or a group of assets is the greater of: (a) the fair value less estimated costs to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) from the continued use of the assets until the end of its useful life.

Regardless of the existence of indicators of loss of value, goodwill and intangible assets with indefinite useful lives are tested for impairment at least once a year.

When the book value of an asset exceeds its recoverable amount, the impairment loss is recognized as an operating expense in the income statement.

m) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur.

The Company capitalizes borrowing costs for all eligible assets where construction was commenced on or after April 1, 2009.

n) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

o) Pension and other employment benefits

i)     Defined benefit pension plan

The Company, through its indirect subsidiary Cosan Combustíveis e Lubrificantes S.A. ("Cosan CL") is the sponsor of a defined benefit pension plan for part of its employees. The cost of providing benefits under the defined benefit plan is determined annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses for the defined benefit plan are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in equity and are not reclassified to profit or loss in subsequent periods.

ii)     Defined contribution pension plan

The Company, through its indirect subsidiary Cosan Alimentos S.A. ("Cosan Alimentos") sponsors a defined contribution plan, for all employees of that subsidiary. The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all benefits owed.

iii)     Share-based payments

Employees (including senior executives) of Cosan S.A. receive regular compensation in the form of equity investments for services rendered (equity-settled transactions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. Cosan S.A. uses the binomial model to estimate the fair value of the options at the date of the grant.

p)     Treasury shares

The Company´s equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

q)     Taxes

i)     Income taxes

Income taxes are comprised of income tax and social contribution at a combined rate of 34%.

Deferred income tax assets are recognized for all deductible temporary differences and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and unused tax losses can be utilized.

Deferred income tax assets and liabilities are presented as non-current assets or liabilities and measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates that have been enacted at the reporting date.

ii)     Indirect taxes

Net revenues is recognized net of discounts and sales taxes (IPI, ICMS, PIS e COFINS).

r)     Business combinations

Business combinations are accounted for using the acquisition method, from December 1, 2008 (transition date of business combinations for IFRS purposes), and the assets and liabilities assumed are measured at fair value for purposes of goodwill calculation. Goodwill represents the excess of the acquisition cost in comparison the fair value of the acquired assets and liabilities. If there is an excess of the acquirer's interest in the fair value of assets and liabilities acquired over the cost, the difference is recognized immediately in the income statement.

s)     Asset retirement obligations

The retirement obligations of the subsidiary Cosan CL relate to the legally required obligation to remove underground fuel tanks upon retirement, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted through earnings. An asset retirement cost equal to the initial estimated liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

t)     Environmental matters

Cosan’s production facilities and its plantation activities are both subject to environmental regulations. Cosan diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. Cosan believes that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

2.4	New IFRS and IFRIC Interpretations Committee (Financial Reporting Interpretations of IASB) applicable to the consolidated financial statements

New accounting pronouncements from the IASB and IFRIC interpretations have been published and / or reviewed and have the optional adoption in March 31, 2011. The Management assessed the impact of these new pronouncements and interpretations and does not anticipate that its adoption will lead to a significant impact on the annual information of the Company and its subsidiaries in the year of initial application, as follows:

•
IAS 24 Related Party Disclosures (Amendment) It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. The amended standard is effective for annual periods beginning on or after 1 January 2011. Management is still evaluating the impact on its financial position or performance. Early adoption is permitted for either the partial exemption for government-related entities or for the entire standard.

•
IFRS 9 Financial Instruments – Classification and measurement - It reflects the first phase of the IASBs work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a simplified approach to determine whether a financial asset is measured at amortized cost or fair value, based on the manner in which an entity manages its financial instruments (business model) and the typical contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining losses in recoverable value of assets. The standard is effective for annual periods beginning on or after 1 January 2013. Management is still evaluating the impact on its financial position or performance in relation to IFRS 9.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

•
IFRS 10 Consolidated Financial Statements - IFRS 10 as issued establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 10.

•
IFRS 11 Joint Arrangements - IFRS 11 provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 13 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributionsby Ventures, and is effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 11.

•
IFRS 12 Disclosures of Interests in Other Entities - IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.  IFRS 12 is effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 11.

•
IFRS 13 Fair Value Measurement - IFRS 13 establishes new requirements on how to measure fair value and the related disclosures for IFRS and US generally accepted accounting principles. The standard is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 13.

•
IFRIC 14 Prepayments of a minimum funding requirement.  This standard applies only to those situations where an entity is subject to minimum funding requirements and anticipated contributions to cover these requirements. The standard allows the entity to account for the benefit of such prepayment as an asset. This standard is effective for fiscal years beginning from January 1, 2011. Management is still evaluating the impact on its financial position or performance from the adoption of IFRIC 14.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

•
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments - IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. Management is still evaluating the impact on its financial position or performance from the adoption of IFRIC 19.

Improvements to IFRS – The IASB standards for improvements and amendments to IFRS in May 2010 and the amendments will be effective from January 1, 2011:

•     IFRS 3 – Business combination.
•     IFRS 7 – Financial instrument: Disclosures.
•     IAS 1 – Presentation of Financial Statements
•     IAS 27 – Consolidated and Separate Financial Statements
•     IFRIC 13 – Customer Loyalty Programme

Management still evaluating the impact on its financial position or performance in relation to the 2010 improvements and amendments.

3.	First-time adoption of IFRS

As mentioned in Note 2.1(a), these financial statements for the year ended March 31, 2011 are the first Company has prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on March 31, 2011, together with the comparative period data as at and for the year ended March 31, 2010, as described in the accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as of April 1, 2009, the Company’s date of transition to IFRS. This note explains the principal adjustments made by Company in restating its Brazilian GAAP statement of financial position as at April 1, 2009 and its previously published Brazilian GAAP financial statements as of and for the year ended March 31, 2010.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRS. The Company has applied the following exemptions:

•
Business combinations: the Company used the exemption of IFRS 1 and has applied IFRS 3 - Business combinations - for acquisitions from December 1, 2008, date of purchase of Cosan CL (formerly known as Esso Brasileira de Petroleo Ltda.) and elected not to remeasure and restate business combinations that occurred before that date.

•
Deemed cost: the Company elected to measure its farming land at fair value at the date of transition to IFRS. The effects of the deemed cost increased fixed assets with a corresponding increase in equity, net of income tax effects (see Note 14). The Company elected not to remeasure the remaining fixed assets. Remaining cost basis differences between inflation indexed asset values under IFRS and Brazilian GAAP attributable to Brazil’s hyper-inflationary designation until 1997 are immaterial as of the IFRS transition date.

•	Defined benefit pension plan: the Company elected to recognize all actuarial gains and losses against the retained earnings as at the date of transition to IFRS. See Note 27 for further details.

•
Borrowing costs: The Company has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition.

•	Cumulative currency translation differences: cumulative currency translation differences are deemed to be zero as at April 1, 2009.

Estimates

The estimates at April 1, 2009 and at March 31, 2010 are consistent with those made for the same dates in accordance with Brazilian GAAP (after adjustments to reflect any differences in accounting policies) apart from the following items where application of Brazilian GAAP did not require estimation:

•     Biological assets
•     Contingent consideration
•     Certain financial instruments

The estimates used by the Company to present these amounts in accordance with IFRS reflect conditions at April 1, 2009, the date of transition to IFRS and as of March 31, 2010.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

In preparing its opening balance sheet under IFRS, the Company has reclassified and adjusted amounts previously presented under Brazilian GAAP. An explanation of the effects of the transition from Brazilian GAAP to IFRS is presented as follows:

3.1 Reconciliation of the statement of financial position

		April 1, 2009				March 31, 2010
	Note	BRGAAP	Reclassification	Adjustments to IFRS	IFRS	BRGAAP	Reclassification	Adjustments to IFRS	IFRS
Assets
Current
Cash and cash equivalents		1,177,936	-	-	1,177,936	1,110,766	-	-	1,110,766
Restricted cash		11,757	-	-	11,757	44,972	-	-	44,972
Accounts receivable		599,163	-	-	599,163	766,415	-	-	766,415
Derivatives		17,022	-	-	17,022	230,561	-	-	230,561
Inventories	a	1,106,185	(386,529)	-	719,656	1,046,730	(434,047)	-	612,683
Advances to suppliers		206,032	-	-	206,032	235,552	(33,979)		201,573
Related parties		57,232	-	-	57,232	24,859	1,689	698	27,246
Deferred income taxes	i.ii	42,471	(42,471)	-	-	76,310	(76,310)	-	-
Recoverable taxes		265,417	-	-	265,417	327,864	-	-	327,864
Other current assets	a	50,279	19,229	-	69,508	62,681	13,991	-	76,672
		3,533,494	(409,771)	-	3,123,723	3,926,710	(528,656)	698	3,398,752

Non-current
Deferred income taxes	i.ii	700,044	42,471	66,703	809,218	560,114	76,310	49,715	686,139
Advances to suppliers		48,035	-	-	48,035	63,741	-	-	63,741
Related parties		-	-	-	-	81,411	-	-	81,411
Recoverable taxes		21,374	-	-	21,374	45,018	-	-	45,018
Judicial deposits	i.i	-	171,266	-	171,266	-	167,562	-	167,562
Other financial assets	g	177,626	-	125,841	303,467	205,657	3	149,710	355,370
Other non-current assets		443,317	(42,468)	2,138	402,987	512,613	(49,737)	(7,583)	455,293
Equity method investments	f	278,209	-	44,868	323,077	193,123	-	67,691	260,814
Biological assets	a	-	942,533	(188,302)	754,231	-	1,106,675	(143,431)	963,244
Property, plant and equipment	a, b, d, e	3,493,947	(592,171)	1,021,847	3,923,623	5,561,065	(678,342)	1,231,808	6,114,531
Intangible assets	b	2,862,654	59,404	(12,202)	2,909,856	3,289,804	75,436	460,127	3,825,367
		8,025,206	581,035	1,060,893	9,667,134	10,512,546	697,907	1,808,037	13,018,490
Total assets		11,558,700	171,264	1,060,893	12,790,857	14,439,256	169,251	1,808,735	16,417,242

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

		April 1, 2009				March 31, 2010
	Note	BRGAAP	Reclassification	Adjustments to IFRS	IFRS	BRGAAP	Reclassification	Adjustments to IFRS	IFRS
Liability
Current
Current portion of long-term debt	b	1,452,297	-	-	1,452,297	845,430	-	(5,901)	839,529
Derivatives		66,895	-	-	66,895	76,703	-	-	76,703
Trades accounts payable		456,116	-	-	456,116	569,399	-	-	569,399
Salaries payable		93,156	-	-	93,156	141,584	-	-	141,584
Taxes payable		168,596	-	-	168,596	215,862	-	-	215,862
Dividends payable		-	-	-	-	43,982	-	-	43,982
Related parties		-	4,458	-	4,458	14,416	1,689	-	16,105
Other current liabilities		90,738	(5,168)	-	85,570	183,034	-	-	183,034
		2,327,798	(710)	-	2,327,088	2,090,410	1,689	(5,901)	2,086,198
Non-current
Long-term debt		3,232,736	-	-	3,232,736	5,136,529	-	-	5,136,529
Taxes payable	b	328,760	-	-	328,760	593,505	-	(651)	592,854
Legal proceedings	i	1,105,899	171,266	-	1,277,165	444,421	167,562	-	611,983
Related parties		-	708	3	711	-	-	-	-
Pension	h	60,378	-	4,730	65,108	61,788	-	(61,788)	-
Deferred income taxes		-	-	528,969	528,969	346,599	-	775,809	1,122,408
Other non-current liabilities	b	234,050	-	128,343	362,393	218,935	-	156,409	375,344
		4,961,823	171,974	662,045	5,795,842	6,801,777	167,562	869,779	7,839,118
Equity
Common stock		5,328	-	-	5,328	5,328	-	-	5,328
Capital reserve		3,749,564	59,496	(148,020)	3,661,040	3,547,410	231,986	(124,950)	3,654,446
Accumulated earnings (losses)		(563,672)	(59,496)	452,798	(170,370)	18,554	(231,986)	749,156	535,724
Equity attributable to owners of the Company		3,191,220	-	304,778	3,495,998	3,571,292	-	624,206	4,195,498
Equity attributable to non-controlling interests	c	1,077,859	-	94,070	1,171,929	1,975,777	-	320,651	2,296,428
Total equity		4,269,079	-	398,848	4,667,927	5,547,069	-	944,857	6,491,926
Total liabilities and equity		11,558,700	171,264	1,060,893	12,790,857	14,439,256	169,251	1,808,735	16,417,242

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

3.2 Reconciliation of the income statement – year ended March 31, 2010

	Note	BR GAAP	Adjustments to IFRS	IFRS
Net sales		15,336,055	-	15,336,055

Cost of goods sold	a/b	(13,210,692)	(60,639)	(13,271,331)

Gross profit		2,125,363	(60,639)	2,064,724

Operational income /(expenses)
Selling		(864,601)	1,875	(862,726)
General and administrative		(502,483)	807	(501,676)
Other, net	b	(111,289)	148,812	37,523
Gain on tax recovery program		270,333	-	270,333
		(1,208,040)	151,494	(1,056,546)
Income before financial results, equity income of associates and income taxes		917,323	90,855	1,008,178

Equity income of associates	g/e	(18,645)	22,823	4,178
Financial results, net	b	458,626	34,815	493,441
		439,981	57,638	497,619

Income before income taxes		1,357,304	148,493	1,505,797

Income Taxes
Current		(78,381)	-	(78,381)
Deferred	ii	(355,454)	10,531	(344,923)

Net income for the year		923,469	159,024	1,082,493

Net income attributable to non-controlling interests	c	(344,777)	(31,622)	(376,399)
Net income attributable to Cosan		578,692	127,402	706,094

3.3. Reconciliation of equity

	Note	April 1, 2009	March 31, 2010
BR GAAP equity		3,191,220	3,571,292

IFRS adjustments:
Biological assets	a	(129,727)	(89,313)
Business combinations	b	134,049	259,868
Pension plan – defined benefit	h	(3,259)	38,474
Deemed cost of Property, plant and equipment	d	252,252	227,999
Borrowing costs	e	-	26,249
Other adjustments		(1,880)	(1,477)
Warrants on equity method investment	g	86,696	93,225
Investment property in associate	f	30,911	42,151
Deferred income tax on IFRS adjustments	ii	(64,304)	27,853
Non-controlling interest	c	40	(823)
IFRS equity excluding non-controlling interest		3,495,998	4,195,498

Presentation of non-controlling interest inside equity		1,171,929	2,296,428

IFRS equity		4,667,927	6,491,926

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

3.4 Reconciliation of net income – Year ended March 31, 2010

	Note	Year ended March 31, 2010
BR GAAP net income		578,692

IFRS adjustments:
Biological assets	a	17,999
Business combinations	b	(21,525)
Borrowing costs	e	9,087
Warrants on equity method investment	g	45,234
Investment property in associate	f	43,245
Deferred income tax on IFRS adjustments	ii	(24,589)
Non-controlling interest	c	57,950
IFRS net income		706,094

The transition from Brazilian GAAP to IFRS did not result in a material impact on the statement of cash flows.

The significant adjustments as a consequence of the adoption of IFRS are described as follows:

a)     Biological assets

According to the IAS 41, biological assets of Cosan S.A. are measured at fair value at each reporting period, using the discounted cash flow method.

In accordance with accounting practices prior to the adoption of IFRS, the biological assets were recorded at their historical cost less amortization and were classified and presented in the statement of financial position as inventories or fixed assets  The costs classified in inventories related to maintenance costs of the crop to be harvested within 12 months, and the costs recognized in fixed assets related to the costs of the initial crop of sugarcane plants, which are amortized over five years, the estimated useful life.

The negative adjustment of biological assets to fair value as of the IFRS transition date was not considered an indicator of impairment of the previous carrying value of the previously classified inventory or fixed assets under Brazilian GAAP.   Rather, such previous asset values were deemed recoverable as of April 1, 2009 based on the estimated future cash flows of all crops to be grown on the land as they are used to produce sugar and ethanol, as compared to the current fair value of biological assets which is based on the current status on crops in process.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

b)     Business combinations

Under IFRS 3, all assets and liabilities of businesses acquired after the transition date, including any intangible assets are valued at their fair value at the date of transaction. In addition, purchases of businesses with payment in shares or other securities issued by the purchaser must also be measured at fair value for purposes of determining the purchase price, which consequently affects the value of goodwill calculated. Cosan considered the transition date for application of IFRS 3 to be December 1, 2008, the date of acquisition of Cosan CL.

The buyer must recognize contingent consideration at fair value at the acquisition date as part of the consideration for obtaining control of the acquiree.

If the Company's interest in the fair value of identifiable assets and liabilities acquired exceeds the acquisition cost, such excess is recorded as an immediate gain in income.

According to Brazilian GAAP, goodwill in a business combination was calculated based on the amount paid in cash.  Amounts paid with shares considered the equity value of the shares given and not their market value and determination of the amounts did not consider the existence of any intangible assets to be recorded.  Total consideration was then compared with the book value of the acquired company. If a discount was identified, it would be recorded in noncurrent liabilities.

Under Brazilian GAAP, up to March 31, 2010, goodwill on a business combination was calculated as the difference between the purchase price and the historical net assets of the business acquired. The purchase price, if not cash, and the net assets did not reflect any fair value considerations. Any negative goodwill would be presented as a liability.

c)     Non-controlling interests

Under IAS 27 - Consolidated and Separate Financial Statements, the participation of non-controlling interest is presented as a component of equity.

According to Brazilian GAAP, up to March 31, 2010, non-controlling interests were presented between non-current liabilities and equity on the statement of financial position.

Also, some first time adoption adjustments impacted non-controlling interests.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

d)     Deemed cost

Cosan S.A. elected to measure its farming land at fair value at the date of transition to IFRS. The adjustment was recorded against equity net of deferred taxes.

e)     Borrowing costs

Under Brazilian GAAP, up to March 31, 2010, Cosan S.A. did not capitalize borrowing costs. Cosan S.A. has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition.

f)     Investment property in associate

Radar Propriedades Agricolas S.A. (“Radar”) is an equity method investment of the Company that invests in farming land for rent and future appreciation. Under Brazilian GAAP, up to March 31, 2010, such land was recorded at cost. With the adoption of IFRS, Radar treated such land as investment property and elected to measure it at fair value. Fair value is measured at each reporting date, impacting the equity income of Cosan S.A. in regard to Radar.

g)     Warrants on equity method investment

Cosan S.A. holds warrants on Radar, exercisable at any time up to maturity (August 2018). Such warrants permit Cosan S.A. to purchase additional shares, equivalent to 20% of total shares as of the date of exercise. The exercise of warrants will not change the classification of this investment as an equity investment. Those warrants were not considered to be a financial instrument under Brazilian GAAP up to March 31, 2010 as they cannot be net settled. Radar is a privately owned entity. Under IFRS the warrants are treated as a separate financial instrument measured at fair value.

h)     Pension plan – defined benefit

Under Brazilian GAAP, up to March 31, 2010, the Company recorded its defined benefit plan under the corridor approach with respect to actuarial gains and losses. With the adoption of IAS 19, the Company elected to recognize actuarial gain and losses in the period the occur as a component of other comprehensive income.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

i)     Reclassifications

The major reclassifications made in connection with the adoption of IFRS were as follows:

i) Judicial deposits

Under IFRS, judicial deposits related to provisions for legal proceedings are presented on a gross basis in non-current assets as they do not satisfy the requirements for compensation with the related liability under IAS 1. Previously, under Brazilian GAAP up to March 31, 2010, provisions for legal proceedings were presented net of related judicial deposits.

ii) Deferred income taxes

As required by IAS 12, all deferred income taxes have been reclassified to non-current assets or liabilities. Also, the balance of deferred income taxes was impacted by the adjustments previously mentioned.

4.	Cash and cash equivalents

	2011	2010	April 1, 2009
Brazilian reais
Cash	289	384	125
Bank accounts	64,437	22,740	74,586
Highly liquid investments	1,076,599	877,017	528,539
US dollars
Bank accounts	78,353	127,755	48,969
Highly liquid investments	52,102	82,870	525,717
	1,271,780	1,110,766	1,177,936

On March 31, 2011, Cosan S.A. had unused lines of credit with BNDES, at the amount of R$1,064,930 (2010: R$765,075). The use of these lines of credit depends upon fulfillment of certain contractual conditions.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

5.	Restricted cash

	2011	2010	April 1, 2009

Restricted financial investments	61,072	-	-
Deposits in connection with derivative Transactions	126,872	44,972	11,757
	187,944	44,972	11,757

Deposits in connection with derivative transactions relate to margin calls by counterparties in derivative transactions.

6.	Other financial assets

	2011	2010	April 1, 2009
Fair value of Radar option (1)	162,961	149,713	125,841
Treasury certificates – CTN (2)	257,456	205,657	177,626
	420,417	355,370	303,467

(1) Cosan S.A. holds warrants on Radar, exercisable at any time up to maturity (August 2018). Such warrants will allow Cosan S.A. to purchase additional shares at R$41.67 per share adjusted for inflation (IPCA), equivalent to 20% of the total shares issued by Radar as of the date of exercise. The exercise of warrants will not change the classification of this investment as an equity investment. The fair value of these warrants was calculated based on observable market data.

(2) Represented by bonds issued by the Brazilian National Treasury under the Special Program for Agricultural Securitization - "PESA" with original maturity of 20 years in connection with the long-term debt denominated PESA (note 16). These bonds yield inflation (IGPM) plus 12% p.a.. The value of these securities at maturity is expected to be equal to the amount due to the PESA at that date. If the PESA debt is paid in advance, Cosan S.A. may still keep this investment until maturity.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

7.	Accounts receivable

The balances of accounts receivables as of March 31, 2011, 2010 and April 1, 2009 are composed as follows:

	2011	2010	April 1, 2009
Domestic	678,498	715,481	539,326
Foreign	7,556	148,655	162,822
Allowance for doubtful accounts	(91,197)	(97,721)	(102,985)
	594,857	766,415	599,163

The analysis of the maturity of the accounts receivable is as follows:

	2011	2010	April 1, 2009

Current	555,826	483,279	359,644
Overdue
Up to 30 days	21,097	273,435	228,943
From 31 to 60 days	4,317	4,760	1,882
From 61 to 90 days	553	4,146	4,227
From 91 to 180 days	4,096	717	327
More than 180 days	8,968	78	4,140
	39,031	283,136	239,519
	594,857	766,415	599,163

Changes in the allowance for doubtful accounts are as follows:

On April 1, 2009	(102,985)
Provision	(14,011)
Reversal	15,389
Write-offs	11,748
Addition from business combination	(7,862)
On March 31, 2010	(97,721)
Provision	(16,573)
Reversal	18,238
Write-offs	6,130
Addition from business combination	(1,271)
On March 31, 2011	(91,197)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

8.	Inventories

	2011	2010	April 1, 2009
Finished goods:
Sugar	77,673	93,610	109,265
Ethanol	42,840	97,791	200,980
Fuels and lubricants	326,634	226,248	274,430
Raw material	51,598	42,022	45,721
Spare parts and other	191,153	178,272	112,362
Provision for inventory realization and obsolescence	(19,567)	(25,260)	(23,102)
	670,331	612,683	719,656

Change in the provision for inventory realization and obsolescence is as follows:

On April 1, 2009	(23,102)
Addition	(14,528)
Reversal	12,370
On March 31, 2010	(25,260)
Addition	(13,483)
Reversal	19,176
On March 31, 2011	(19,567)

9.	Recoverable taxes

	2011	2010	April 1, 2009
Income Tax	66,274	107,675	66,083
COFINS	121,474	74,571	81,024
PIS	27,338	24,263	21,667
ICMS – State VAT	151,161	119,404	76,474
IPI	47,741	21,911	35,204
Others	16,069	25,058	6,339
	430,057	372,882	286,791
Current	(374,991)	(327,864)	(265,417)
Non Current	55,066	45,018	21,374

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

10.	Related parties

In the normal course of business the Company has operational and financing transactions with several related parties. The significant related party balances and transactions are summarized below:

•     Aguassanta:

The Company has land leased from entities controlled by Group Aguassanta (“Aguassanta”) a group of entities under common control, being Mr. Rubens Ometto de Silveira de Mello ultimate controlling shareholder. The lease costs are paid considering the ATR price published by CONSECANA and contracts having terms expiring between 2026 and 2027.

•     Radar

The Company has land leased from entities controlled by Radar Propriedades Agrícolas S.A. (“Radar”) our associate. These lease costs are paid also considering the ATR price published by CONSECANA and most of the lease contracts have terms expiring in 2027.

•     Rezende Barbosa

The Company holds a receivable originated from the acquisition of Curupay which are ultimately guaranteed by shares issued by the Company.

The Company executed a long-term sugar-cane supply agreement with Rezende Barbosa. Prices paid to them are based on ATR price published by CONSECANA.

•     Vertical UK LLP

The Company sells and buys ethanol from Vertical UK (“Vertical”) in the normal course of business. Vertical is a Trading Company headquartered in Switzerland for which we have a 50% stake.

•     Logispot

In the year ended March 31, 2010 the Company acquired a minority stake in this entity and the installments outstanding represented the March 31, 2010 balance payable in regard to the share acquisition. In March 2011 the Company acquired the control of such entity as disclosed in Note 11.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

a.	Summarized balances with related parties

	2011	2010	2009
Current assets
Vertical UK LLP	6,430	5,015	26,850
Aguassanta	-	14,003	-
Rezende Barbosa	7,298	7,349	-
Other	941	879	30,382
Total current assets	14,669	27,246	57,232

Non-current assets
Rezende Barbosa	91,954	81,411	-
Total assets	106,623	108,657	57,232

	2011	2010	2009
Current Liabilities
Rezende Barbosa	37,664	1,689	-
Logispot	-	11,244	-
Other	3,499	3,172	4,458
Total current liabilities	41,163	16,105	4,458

Non-current liabilities
Other	4,444	-	711
Total non-current liabilities	4,444	-	711
Total Liabilities	45,607	16,105	5,169

b.	Summarized transactions with related parties

	2011	2010
Sales of products/ services
Vertical UK LLP	160,202	154,042
Aguassanta	39,131	101,902
Other	832	-
	200,165	255,944

Purchase of goods/ services
Rezende Barbosa	(352,195)	(155,615)

Leased land
Aguassanta	(26,459)	(18,817)
Radar Propr. Agricolas	(28,446)	(18,158)
	(54,905)	(36,975)
Financial income/ (expense)

Rezende Barbosa	233	18,045
Other	524	(84)
	757	17,961

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

c.	Officers and directors compensation

Fixed and variable compensation for key management, including officers and directors were recorded as general, administrative and other expenses and amounted to as follows:

	2011		2010
Regular compensation	9,005		6,589
Stock option expense	2,961		8,971
Bonuses and other variable regular compensation	23,791		6,325
Total compensation recorded as expense	35,757	x	21,885

11.	Business combination and acquisitions of non-controlling interest

a.	Logispot Armazéns Gerais S.A. (“Logispot”)

On March 14, 2011, Cosan S.A., through its indirect subsidiary Rumo, purchased 874,226 common shares of Logispot, totaling R$ 48,888 cash which increased its participation in the common shares of Logispot from 14.28% to 51.00%.

Logispot is located in the city of Sumaré and is an important link between plants in the state of São Paulo and Santos Port. The terminal is accessed by all railroads that cross the state of São Paulo and is beside the Anhanguera, Bandeirantes and Dom Pedro highways. The site has a static capacity of 400,000 tons, a structure to receive and send both through roads, as well as by rail, but the potential to carry a composition of 120 railcars of 90 tones per day (unaudited information).

The fair value at the acquisition date of the consideration transferred totaled R$ 68,880, which consisted of the following:

Cash	48,888
Fair value of 14.28% of Cosan S.A. in Logispot immediately before the business combination	19,992
Total	68,880

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The estimated fair value of assets acquired and liabilities assumed at the date of acquisition of Logispot were as follows:

Description
Accounts receivable	1,297
Others assets	677
Property, plant and equipment	218,638
Deferred income and social contribution taxes	(64,394)
Others liabilities	(26,942)
Non-controlling interest	(63,901)
Net assets acquired	65,375
Consideration transferred, net of cash acquired	67,745
Provisional goodwill	2,370

The purchase price for the acquisition of Logispot was allocated on a preliminary basis based on the estimated fair value of assets acquired and liabilities assumed. The provisional goodwill has been allocated in the segment Rumo.

b.     Cosan Araraquara Açúcar e Álcool Ltda. (“Usina Zanin”)

On February 18, 2011, Cosan S.A. acquired 100% of the share capital of Usina Zanin, for R$90,000 cash. Usina Zanin is located in the city of Araraquara and has a production capacity of 300m ³ / day of anhydrous ethanol, 220m ³ / day of hydrous ethanol, 925 tons / day of sugar and storage capacity of 35,000 m³ of ethanol and 25,000 tons of sugar (unaudited information).

The estimated fair value of assets acquired and liabilities assumed at date of acquisition of Usina Zanin, was as follows:

Description
Inventories	8,511
Biological assets	87,115
Others assets	57,527
Property, plant and equipment	257,473
Intangible assets	4,407
Loans and Long-term debt	(280,941)
Provision for judicial demands	(21,471)
Deferred income and social contribution taxes	(45,277)
Others liabilities	(47,819)
Net assets acquired	19,525
Consideration transferred, net of cash acquired	88,927
Goodwill	69,402

The purchase price of the acquisition of Usina Zanin was preliminarily allocated based on the estimated fair value of assets acquired and liabilities assumed. The preliminary goodwill has been allocated in the S&E segment.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

c.     TEAS Terminal Exportador de Álcool de Santos S.A. (“TEAS”)

On November 24, 2009, Cosan S.A. acquired, for R$ 20,260 cash, an additional 26.7% interest, represented by 10,527,295 common shares, of TEAS from Crystalsev Comércio e Representação Ltda and Plínio Nastari Consultoria e Participações Ltda.. As a result of this transaction, Cosan S.A. increased its direct share ownership in TEAS from 40.0% to 66.7% and obtained control of TEAS. TEAS has a port concession and operates a dedicated terminal for export of ethanol.

The acquisition date fair value of the consideration transferred totaled R$ 39,911, which consisted of the following:

Cash	20,260
Fair value of share of 40% of Cosan S.A. in TEAS immediately before the combination	19,651
Total	39,911

The following table summarizes the fair values of assets acquired and liabilities assumed at the acquisition date:

Description
Property, plant and equipment	21,162
Others assets and liabilities, net	405
Non-controlling interest	(6,258)
Net assets acquired	15,309
Consideration transferred, net of cash acquired	22,610
Goodwill	7,301

The goodwill has been allocated in the S&E segment.

d.     Curupay S.A. Participações (“Curupay”)

On June 18, 2009, Cosan S.A. acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”), through the issuance of 44,300,389 common shares valued at R$14.09 per share (fair value at the acquisition date) with a value of R$ 624,192.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu Armazéns Gerais S.A. (Teaçu”) acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Cosan Alimentos (collectively referred to as “Nova América”).

With the acquisition of the noncontrolling interest of Novo Rumo, Cosan S.A. increased its share ownership in Novo Rumo to 92.88%. This transaction was a change in ownership interest without a loss of control and accounted for as a transaction in equity.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The following table summarizes the assets acquired and liabilities assumed in relation to Nova America:

Description
Inventories	119,212
Related parties	67,741
Property, plant and equipment	885,786
Intangible assets	243,955
Noncontrolling interest in Novo Rumo	132,539
Others assets	340,776
Loans and Long-term debt	(1,174,631)
Taxes payables	(56,028)
Deferred income and social contribution taxes	(47,354)
Others liabilities	(303,651)
Net assets acquired	208,345
Consideration transferred, net of cash acquired	572,710
Goodwill	364,365

The goodwill of R$ 364,365 arising from the acquisition was assigned to the Sugar and Ethanol operating segment (“S&E”).

The purchase price to acquire Curupay was allocated based on the fair value of assets acquired and liabilities assumed. Cosan S.A. obtained an independent valuation of property, plant and equipment, intangible assets, loans and long-term debt and internally determined the fair value of other assets and liabilities of the acquired business.

e.	Teaçu Armazéns Gerais S.A. (“Teaçú”)

On April 9, 2009, Cosan S.A., through its 90% owned subsidiary, Copsapar Participacoes SA, which owns 100% of the Novo Rumo, acquired 100% of the shares of Teaçu of Rezende Barbosa for R$ 121,131 and issue of 90,736,131 shares of Novo Rumo, equivalent to 28.82% of their capital. Teaçu holds a port concession and operates a dedicated terminal for export of sugar and other agricultural products.

As a result of this transaction, Cosan S.A. reduced its indirect participation in Novo Rumo to 64.06%.

The acquisition date fair value of the consideration transferred totaled R$ 382,908, which is formed by:

Cash	121,131
Common stock at fair value	261,777
Total consideration transferred	382,908

In the absence of a market price, the fair value of shares included in the consideration transferred was calculated using an income approach, using the present value of estimated future cash flows.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The table below shows the fair values of assets acquired and liabilities assumed at the date of acquisition.

Description
Property, plant and equipment	101,711
Intangible assets	316,977
Inventories	2,768
Others assets	61,740
Loans and Long-term debt	(43,355)
Suppliers	(1,111)
Provision for judicial demands	(7,532)
Deferred income and social contribution taxes	(104,551)
Others liabilities	(7,136)
Net assets acquired	319,511
Consideration transferred, net of cash acquired	382,432
Goodwill	62,921

The goodwill was assigned to Rumo operating segment.

The purchase price for the acquisition of Teaçu was allocated based on the fair value of assets acquired and liabilities assumed. Cosan S.A. obtained an independent valuation of property, plant and equipment, intangible assets, loans and Long-term debt and internally determined the fair value of other assets and liabilities of the acquiree.

e.     Additional information (unaudited)

If entities acquired during 2011 had been included in the income statement since the beginning of the year the additional revenue would be R$ 254,368 and net income would be decreased in R$ 6,461.

12.	Equity method investments

	Investments			Equity income (loss) of subsidiaries and associates
	2011	2010	April 1, 2009	2011	2010
Radar (interest of 18.92%)	260,756	222,525	184,211	28,658	24,639
Uniduto Logística Ltda. (interest of 36.45%)	9,561	17,783	7,506	(12,391)	-
Other investments	33,825	20,506	131,360	8,920	(20,461)
	304,142	260,814	323,077	25,187	4,178

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Changes in investments

Balances at April 1, 2009	323,077

Equity income (loss)	4,178
Additions to investments	48,805
Change from associate to subsidiary	(119,051)
Others	3,805

Balances at March 31, 2010	260,814

Equity income (loss)	25,187
Additions to investments	37,979
Change from associate to subsidiary	(20,015)
Others	177

Balances at March 31, 2011	304,142

Information on associates

On March 31, 2011
	Assets	Liabilities	Equity	Net profit
Radar Propriedades Agrícolas S.A.	1,804,609	426,355	1,378,254	151,421
Uniduto Logística Ltda.	27,836	1,608	26,228	(18,786)

13.	Biological assets

Changes in biological assets (sugarcane plants) is described below:

Consolidated
Balances at April 1, 2009	754,231
Change in fair value	44,871
Increase due to planting and growing costs	647,467
Haversted cane transferred to inventory	(483,325)
Balances at March 31, 2010	963,244
Change in fair value	381,894
Increase due to planting and growing costs	745,572
Haversted cane transferred to inventory	(616,693)
Increase resulting from business combination	87,115
Balances at March 31, 2011	1,561,132

Sugarcane plants

Areas cultivated represent only the sugarcane, without considering the land where these crops are found. The following assumptions were used to determine fair value using the discounted cash flow:

	2011	2010
Crop area (hectares)	340,386	297,864
Expect productivity (tons of cane per hectare)	84.74	90.36
Total amount of recoverable sugar – ATR (kg)	138.54	134.08
Price kg ATR projected average (R$/kg)	0.4228	0.3781

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Sugar production depends on the volume and sucrose content of sugarcane grown or supplied by farmers located near the plants. The yield of the crop and the sucrose content in sugarcane mainly depend on weather conditions such as rainfall rate and temperature, which may vary. Historically, weather conditions have caused volatility in the ethanol and sugar, and consequently in our operating results because they undermine or reduce crop yields. Future climate conditions may reduce the amount of sugar and sugarcane that the Company will obtain in a particular season or in the sucrose content of sugarcane. Additionally, our business is subject to seasonality according to the growth cycle of sugarcane in South-Central region of Brazil. The period of annual harvest of sugarcane in South-Central region of Brazil begins in April / May and ends in November / December. This creates variations in stock, usually high in November to cover sales between crop (i.e. from December to April) and a degree of seasonality in gross profit from sales of ethanol and sugar significantly lower in the last quarter of fiscal year. The seasonality and any reduction in the volume of sugar recovered could have a material adverse effect on our operating results and financial condition.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

14.	Property, plant and equipment

	Land and rural properties	Buildings and improvements	Machinery and equipment	Aircraft	Rail cars and locomotives	Boats and vehicles	Furniture, fixtures and computer equipment	Construction in progress	Advances for purchase of property, plant and equipment	Parts and components to be periodically replaced	Other	Total
Cost or valuation:
Balances at April 1, 2009	1,025,824	806,335	1,994,666	14,131	-	212,983	103,590	881,561	203,493	214,095	5,248	5,461,926
Addition	4,297	5,313	49,580	-	-	313	494	1,326,213	-	333,859	-	1,720,069
Write-offs	(5,657)	(11,537)	(44,046)	(736)	-	(19,986)	(6,063)	-	(23,225)	(6,212)	(4,064)	(121,526)
Transfers	635	133,202	1,025,250	4,691	-	28,985	15,182	(1,208,111)	-	(467)	-	(633)
Addition by acquisition	16,751	-	581,788	-	-	1,050	5,891	408,589	20,366	16,042	(179)	1,050,298
Balances at March 31, 2010	1,041,850	933,313	3,607,238	18,086	-	223,345	119,094	1,408,252	200,634	557,317	1,005	8,110,134
Addition	12,500	6,684	81,133	-	-	312	1,806	1,577,620	-	479,446	-	2,159,501
Write-offs	(4,445)	(10,001)	(29,556)	(1,148)	-	(2,814)	(5,575)	-	(87,899)	-	-	(141,438)
Transfers	6,534	164,304	1,170,279	13,965	341,647	102,199	21,728	(1,824,414)	-	-	3,758	-
Addition by acquisition	206,801	27,956	151,338	-	-	-	153	57,307	36,212	6,579	19	486,365
Balances at March 31, 2011	1,263,240	1,122,256	4,980,432	30,903	341,647	323,042	137,206	1,218,765	148,947	1,043,342	4,782	10,614,562
Depreciation:
Balances at April 1, 2009	-	(217,724)	(1,107,817)	(11,133)	-	(126,580)	(72,580)	-	-	(467)	(2,002)	(1,538,303)
Depreciation expenses	-	(43,550)	(198,621)	(2,026)	-	(22,960)	(10,503)	-	-	(240,629)	-	(518,289)
Disposals	(954)	6,505	33,016	68	-	15,553	4,332	-	-	-	2,002	60,522
Transfers	-	970	(795)	-	-	(351)	176	-	-	467	-	467
Addition by acquisition	-	-	-	-	-	-	-	-	-	-	-	-
Balances at March 31, 2010	(954)	(253,799)	(1,274,217)	(13,091)	-	(134,338)	(78,575)	-	-	(240,629)	-	(1,995,603)
961	-	(46,053)	(218,193)	(2,133)	(6,128)	(18,348)	(14,467)	-	-	(371,230)	-	(676,552)
Disposals	(2,164)	5,947	24,776	29	-	2,487	5,160	-	-	-	-	36,235
Transfers	-	6,285	(4,878)	-	-	53	422	-	-	-	-	1,882
Addition by acquisition	-	-	-	-	-	-	-	-	-	-	-	-
Balances at March 31, 2011	(3,118)	(287,620)	(1,472,512)	(15,195)	(6,128)	(150,146)	(87,460)	-	-	(611,859)	-	(2,634,038)
Net salvage value:
March 31, 2011	1,260,122	834,636	3,507,920	15,708	335,519	172,896	49,746	1,218,765	148,947	431,483	4,782	7,980,524
March 31, 2010	1,040,896	679,514	2,333,021	4,995	-	89,007	40,519	1,408,252	200,634	316,688	1,005	6,114,531
April 1, 2009	1,025,824	588,611	886,849	2,998	-	86,403	31,010	881,561	203,493	213,628	3,246	3,923,623

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Capitalization of borrowing costs

On March 31, 2011, borrowing costs capitalized amounted to R$ 70,543 (R$ 43,302 in 2010). The weighted average interest rate, used for capitalization of interest on the balance of construction in progress, was 9.13% at March 31, 2011 (6.47% in 2011).

15.	Intangible assets

	Software license	Trademarks	Goodwill	Customer base	Favorable operating leases	Distribution rights	Others	Total
Cost or valuation:
Balances at April 1, 2009	66,090	341,221	2,214,077	266,443	-	59,404	-	2,947,235
Addition	7,139	-	-	-	-	42,607	-	49,746
Write-off	(5,972)	-	(41,066)	-	-	-	-	(47,038)
Transfers	633	-	-	-	-	-	-	633
Addition by incorporation/acquisition	2,507	88,450	434,587	316,977	155,505	-	14,226	1,012,252
Others	-	-	15,554	-	-	-	-	15,554
Balances at March 31, 2010	70,397	429,671	2,623,152	583,420	155,505	102,011	14,226	3,978,382
Additions	33,709	-	-	-	-	68,280	30,157	132,146
Write-off	(6,103)	-	-	-	-	-	(600)	(6,703)
Transfers	-	-	-	-	-	-	(1,546)	(1,546)
Addition by incorporation/acquisition	60	-	71,772	-	-	-	1,026	72,858
Others	-	-	2,297	-	-	-	-	2,297
Balances at March 31, 2011	98,063	429,671	2,697,221	583,420	155,505	170,291	43,263	4,177,434

Amortization	(37,379)							(37,379)
Balances at April 1, 2009	(14,153)	(49,134)	-	(20,030)	(6,479)	(26,576)	(2,433)	(118,805)
Amortization expense in the year	5,874	-	-	-	-	-	-	5,874
Addition by incorporation/acquisition	(2,186)	-	-	-	-	-	(519)	(2,705)
Balances at March 31, 2010	(47,844)	(49,134)	-	(20,030)	(6,479)	(26,576)	(2,952)	(153,015)
Amortization expense in the year	(16,924)	(49,576)	-	(21,008)	(8,639)	(35,811)	(5,524)	(137,482)
Write-off	5,969	-	-	-	-	-	-	5,969
Transfers	(7,265)	-	-	-	-	-	3,829	(3,436)
Addition by incorporation/acquisition	(47)	-	-	-	-	-	152	105
Balances at March 31, 2011	(66,111)	(98,710)	-	(41,038)	(15,118)	(62,387)	(4,495)	(287,859)

Net book value:
Balances at March 31, 2011	31,952	330,961	2,697,221	542,382	140,387	107,904	38,768	3,889,575
Balances at March 31, 2010	22,553	380,537	2,623,152	563,390	149,026	75,435	11,274	3,825,367
Balances at April 1, 2009	28,711	341,221	2,214,077	266,443	-	59,404	-	2,909,856

	Annual amortization rate	3/31/2011	3/31/2010	4/1/2009
Intangible asset		thousand R$	thousand R$	thousand R$

Software license	20%	31,952	22,553	28,711
Trademarks
Trademark Esso (a)	20%	68,696	93,677	118,657
Trademark Mobil (b)	10%	176,911	199,737	222,564
Trademark União (c)	2%	85,354	87,123	-
Customer base (d)	3.45%	247,907	257,176	266,443
Customer base (e)	3.70%	294,475	306,214	-
Favorable operating leases (f)	5.56%	140,387	149,026	-
Distribution rights	Straight line over contract term	107,904	75,436	59,404
Others		38,768	11,273	-
Total		1,192,354	1,202,215	695,779

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)
(a) refers to the right to use the trademark Esso, arising from the acquisition of Cosan CL.
(b) refers to the right to use the trademark of Mobil lubricants arising from the acquisition of Cosan CL.
(c) refers to the right to use the trademark sugar União arising from the acquisition of Curupay.
(d) refers to the customer of Cosan CL acquired in its business combination.
(e) refers to the costumer base of Teaçu acquired in its business combination.
(f) refers to favorable lease contracts arising from the acquisition of Curupay.

Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the operating segments of the Company, at which goodwill is monitored for purposes of internal administration, not above the Company's operating segments. Goodwill acquired through business combinations has been allocated to three cash-generating units, which are also operating segments that provide information, as shown below:

•     Sugar and ethanol cash-generating unit (“S&E”);
•     Distribution of fuels and lubricants cash-generating unit (“CCL”);
•     Logistic cash-generating unit (“RUMO”).

The combined value of goodwill allocated to each unit is as follows:

Carrying amount of goodwill	2011	2010	April 1, 2009
S&E cash-generating unit	1,877,883	1,818,338	1,447,279
CCL cash-generating unit	755,524	747,895	766,798
Rumo cash-generating unit	63,814	56,919	-
Total goodwill	2,697,221	2,623,152	2,214,077

As defined in the accounting policy described in note 2.3 (k), the Company tests annually the recoverable amount of goodwill.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Nonfinancial long term assets, not subject to amortization, are reviewed whenever there are indications that the carrying value is not recoverable.

The Company uses the value in use method to determine the recoverable amount of the asset.  The value in use method is based on the projection of the expected cash flows of cash-generating units. In connection with the application of the value in use method, the key assumptions are sales prices of all commodities, operating costs, capital investment and discount rates.

Management determines its cash flows based on its annual budgets taking into account for each cash generating unit (i) S&E: the expected long-term sales price of commodities, productivity of agricultural areas, the performance of total recoverable sugar (“ATR”), and related costs, (ii) CCL: the expected growth in operations based on gross domestic product and other macroeconomic aspects, (iii) Rumo: expectations of the Brazilian sugar production destined designated mainly for export. All these cash flows are discounted at rates that reflect specific risks relating to assets relevant to each cash generating unit.

Management has not identified any impairments for its cash generating units. The determination of the recoverable amount depends on certain key assumptions as described above which are influenced by market conditions, technological and economic forces present at the time that the impairment test is undertaken and thus management cannot determine if impairment losses will occur in the future.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

16.	Loans and long-term debt

Description	Index	Average annual interest rate	2011	2010	April 1, 2009	Maturity date

Senior Notes Due 2014	Dollar (USD)	9.5%	576,814	631,246	-	July/2014
Senior Notes Due 2017	Dollar (USD)	7.0%	658,954	720,573	936,704	February/2017
Commercial promissory notes	DI – Interbank Deposits	3.0%	-	-	1,161,971	November/2009
BNDES	URTJLP	2.61%	1,308,034	1,053,337	230,504	October/2025
	Upon fixed	4.5%	242,508	-	-	July/2020
	UMBND	7.1%	38,947	-	-	July/2019
Bank Credit Notes	CDCA	0.6%+CDI	31,378	62,497	-	December/2011
ACC	Dollar (USD)	1.71%	228,229	296,375	143,250	March/2012
Perpetual Notes	Dollar (USD)	8.3%	1,236,209	810,896	1,054,119	November/2015
Resolution 2471 (PESA)	IGP-M	3.95%	674,392	603,504	579,856	April/2023
	Pre fixed	3.0%	114	121	129	October/2025
Rural Credits	Pre fixed	6.7%	92,352	-	-	October/2011
Pre Payments	Dollar (USD) + Libor	6.01%	736,472	976,277	-	February/2016
Credit Notes	125,0% CDI	-	303,719	380,140	-	February/2014
	Dollar (USD)	4.64%	314,105	182,831	-	February/2013
	Pre fixed	19.7%	10,142	-	-	October/2012
Finame	Pre fixed	4.92%	517,842	104,214	1,014	July/2020
	URTJLP	2.75%	187,336	94,775	43,653	March/2021
Others	Diverse	Diverse	74,482	59,272	533,833	Diverse
			7,232,029	5,976,058	4,685,033
Current			(957,134)	(839,529)	(1,452,297)
Non Current			6,274,895	5,136,529	3,232,736

All loans and long-term debt are guaranteed by promissory notes and endorsements, besides other guarantees, such as: i) Credit rights originated from energy contracts (BNDES); ii) CTN and land mortgages; and iii) underlying assets being financed (Finame).

Long-term debt has the following scheduled maturities:

	2011	2010	2009
13 to 24 months	745,454	612,101	389,602
25 to 36 months	762,649	748,966	49,799
37 to 48 months	1,010,797	235,191	83,140
49 to 60 months	777,963	849,737	23,882
61 to 72 months	878,092	113,057	19,447
73 to 84 months	222,289	825,623	16,676
85 to 96 months	453,711	109,472	943,421
Thereafter	1,423,940	1,642,382	1,706,769
	6,274,895	5,136,529	3,232,736

Resolution 2471 – Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

From 1998 to 2000, the Company and its subsidiaries renegotiated their debts related to financing for agricultural costs with several financial institutions, reducing it to annual interest rates below 10%, ensuring the repayment of debt’s principal with assignment and transfer of Treasury Certificates, redeemable at the debt clearing, using the incentives promoted by Central Bank resolution No. 2471 of February 26, 1998. That debt is self-cleared by CTN, as mentioned in explanatory note 6.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Senior Notes due on 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued Senior Notes in the international market in accordance with "Regulation S” and “Rule 144A” in the amount of US$ 350 million, which are subject to interest of 9.5% per year payable semiannually in February and August each year, beginning in February 2010.

Senior Notes due on 2017

On January 26, 2007, the wholly-owned indirect controlled Cosan Finance Limited issued Senior Notes in the international market in accordance with the "Regulations S” and “Rule 144A” in the amount of US$ 400 million, which are subject to interest at 7% per annum, payable semiannually in February and August of each year.

Promissory notes

On November 17, 2008, Cosan S.A. issued one series of 44 registered promissory notes. On November 12, 2009, Cosan S.A. fully paid this debt.

BNDES

Refers to the financing of cogeneration projects, as well the financing of greenfields (sugar and ethanol mills).

Perpetual Notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006. These notes may, at the discretion of Cosan S.A., be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Cosan S.A. Açúcar e Álcool.

On November 5, 2010 the subsidiary Cosan Overseas Limited issued $300,000 of perpetual notes in the foreign market, in accordance with “Regulation S”. These notes bear interest at a rate of 8.25% per year, payable quarterly.

Advances on Foreign Exchange Contracts (“ACC”), Pre payments and Credit Notes

ACC contracts, pre payments and credit notes have been signed with several financial institutions and will be cleared through exports made from 2011 to 2014. These transactions are subject to interest rates ranging from 1.0% to 6.25% per annum payable semiannually and on maturity.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Finame

Finame borrowings are financing related to financing of machinery and equipment. These loans are subject to interest rates ranging from 1.15% to 9.73% per annum, payable monthly and are secured by underlying financed assets.

Covenants

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. At March 31, 2011, Cosan was in compliance with its debt covenants.

17.	Taxes payable

Cosan Limited is incorporated in Bermuda which has no income taxes. The following relates to Brazilian taxes of Cosan S.A. and its subsidiaries.

	2011	2010	April 1, 2009
ICMS – State VAT	72,265	49,197	24,847
IPI	30,661	6,379	25,776
INSS	25,309	23,891	20,376
PIS	7,229	8,129	6,113
COFINS	33,721	32,077	23,492
Recovery program – REFIS IV	670,645	665,470	-
Recovery program- REFIS (1)	-	-	273,507
Recovery program– PAES (1)	294	409	69,813
Income Tax	20,928	1,945	41,099
Others	23,303	21,219	12,333
	884,355	808,716	497,356
Current	(245,284)	(215,862)	(168,596)
Non Current	639,071	592,854	328,760

(1)	These tax recovery programs have been reassessed and transferred to the Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09, except for the recovery program related to PAES – salário educação.

Maturities of long-term taxes payable are as follows:

	2011	2010	April 1, 2009
13 – 24 months	67,848	59,698	44,549
25 - 36 months	61,205	57,933	43,409
37 - 48 months	60,396	54,991	42,644
49 - 60 months	60,008	51,241	28,837
61 - 72 months	52,243	51,026	24,067
73 - 84 months	46,707	44,303	24,067
85 - 96 months	45,799	38,911	24,067
As from 97 months	244,865	234,751	97,120
	639,071	592,854	328,760

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Tax recovery program – Law 11.941/09 e Provisional Measure 470/09 (“Refis IV”)

On May 27, 2009 and October 13, 2009, Law 11.941 and MP 470 were approved by the Brazilian government creating a tax recovery program, permitting the taxpayer to settle its federal tax debts, previous recovery programs, and other federal taxes under court discussions with discounts on previously charged penalties and interest and in installments. Such discounts generated a gain of R$270,333, recorded in the income statement.

Additionally, it was permitted for the taxpayer to offset a portion of the penalties and interest due with its balance of income tax loss carry forwards. MP470 also allowed taxpayers to use tax losses to offset the principal balance related to IPI taxes.

18.	Income taxes and social contribution

Cosan is incorporated in Bermuda which has no income taxes. The following relates to Brazilian income taxes of Cosan S.A. and its subsidiaries.

a)	Reconciliation of income and social contribution tax expenses:

	2011	2010
Pretax income	1,182,164	1,505,797
Income tax and social security contribution at nominal rate (34%)	(401,936)	(511,971)
Adjustments made for determining the effective rate
Nontaxable income (loss) of the Company	(3,026)	11,201
Equity pick up	8,563	1,421
Non deductible donations and contributions	(9,131)	(4,167)
Tax effect due tax recovery program – REFIS IV	-	59,038
Others	(8,978)	21,174
Total of deferred and current taxes	(414,508)	(423,304)
Effective rate	35.13%	28.12%

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

b)     Deferred income and social contribution tax assets/liabilities:

	2011				2010	2009
Assets	Basis	IRPJ 25%	CSLL 9%	Total
Tax losses:
Tax losses	1,094,220	273,555	-	273,555	217,360	209,859
Negative social contribution	1,106,768	-	99,609	99,609	79,375	75,558
Temporary differences:
Provisions for legal proceedings and other temporary differences	978,093	244,523	88,030	332,553	339,689	442,064
Temporary differences from IFRS adoption	28,284	7,071	2,545	9,616	49,715	81,737
	3,207,365	525,149	190,184	715,333	686,139	809,218
Liability
Temporary differences:
Exchange rate	(806,438)	(201,610)	(72,579)	(274,189)	(183,449)	-
Depreciation	(18,384)	(4,596)	-	(4,596)	-	-
Goodwill	(742,129)	(185,532)	(66,791)	(252,323)	(114,152)	-
Temporary differences from IFRS adoption:
Business combination	(1,843,862)	(460,965)	(165,948)	(626,913)	(564,934)	(361,548)
Deemed cost	(366,150)	(91,573)	(32,953)	(124,490)	(124,490)	(124,490)
Others	(671,919)	(167,982)	(60,472)	(228,454)	(135,383)	(43,931)
	(4,448,882)	(1,112,222)	(398,743)	(1,510,965)	(1,122,408)	(528,969)
Total deferred taxes, net	(1,241,517)	(587,073)	(208,559)	(795,632)	(436,269)	280,249

In assessing the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan S.A. will realize the benefits of these deductible differences at March  31, 2011, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Income tax losses carry forward and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned, with no statutory limitation period.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

19.	Provision for judicial demands

	2011	2010	April 1, 2009
Tax	418,744	397,051	1,121,338
Civil	82,599	66,556	77,406
Labor	164,939	148,376	78,421
	666,282	611,983	1,277,165

	Tax	Civil	Labor	Total
Balance at March 31, 2010	397,051	66,556	148,376	611,983
Provision	36,103	61,217	38,818	136,138
Settlements	(6,648)	(11,278)	(27,901)	(45,827)
Write off	(45,094)	(59,767)	(4,418)	(109,279)
Addition from acquisition	14,722	3,404	4,882	23,008
Monetary variation	22,610	22,467	5,182	50,259
Balance at March 31, 2011	418,744	82,599	164,939	666,282

Judicial demands deemed as probable loss

a)     Tax

The major tax legal proceeding as of March 31, 2011, 2010 and April 1, 2009 are described as follows:

	2011	2010	April 1, 2009
Credit premium – IPI (i)	-	-	269,157
IPI credits (i)	-	-	92,722
Contribution to IAA (i)	-	-	84,904
IPC – 89 (ii)	80,273	86,503	81,546
Compensation with Finsocial (iii)	183,706	172,960	163,668
ICMS credits (iv)	56,880	60,240	46,226
PIS and COFINS	8,220	21,212	144,830
IPI	20,759	8,357	54,699
Income and social contribution taxes	2,093	789	43,463
Other	66,813	46,990	140,123
	418,744	397,051	1,121,338

(i) The Company and its subsidiaries opted to settle tax related claims in installments as provided by Brazilian Law No 11.941/09 and in MP 470/09 – Tax recovery program. The Company and its subsidiaries used accumulated tax losses to pay the related fines and interest. Consequently there was a full reduction of the claims related to IPI tax credit, as well as the installment payment of other federal taxes, that were recorded as Taxes Payable (Note 17).

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

(ii) In 1993 subsidiary Cosan CL filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, considering that such index did not reflect the actual inflation back then. The use of this index led the Company to supposedly overstate and overpay the income and social contribution taxes. Cosan CL obtained a favorable preliminary court ruling that allowed it to recalculate the financial position, using indexes that accurately measured the inflation over the period. In doing so the company adjusted the amounts of income and social contribution taxes payable and identified that overpayments for both taxes were offset in subsequent years until 1997. Despite the favorable court rulings, tax authorities issued a notice of infringement to the Company challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997 which led the Company to record a provision in relation to those court rulings.

(iii) From June to December of 1994, the subsidiary Cosan CL used tax credits on COFINS taxes based on a favorable court ruling and compensated with other federal taxes. During 2008 the federal tax authorities in Brazil issued an assessment invalidating such compensation and therefore a provision related to this matter was recorded.

(iv) The provision for ICMS credits is comprised of: (a) tax assessment received, in which, despite the defense filed at the administrative and judicial levels, the legal counsel of the Company understand it is more likely than not that a loss will occur, (b) recovery of credits and financial charges on issues in which Company´s management has a differing view from the tax authorities.

b)     Civil and labor claims

The Company and its subsidiaries are parties to a number of civil claims related to (i) indemnity for physical and moral damages; (ii) public civil claims related to sugarcane stubble burning; and (iii) environmental matters.

The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of additional hours, night shift premium and risk premium, employment inclusion, reimbursement of discounts from payroll, such as social contribution, trade union charges, among others.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Judicial demands deemed as possible loss

a)     Tax claims

The main tax claims for which the unfavorable outcome is deemed possible and, therefore, no provision for legal claims was recorded, are as follows:

	2011	2010	April 1, 2009
Withholding income taxes (i)	194,498	182,824	161,440
ICMS – State VAT (ii)	490,896	322,340	178,390
IPI – Federal VAT (iii)	270,817	263,597	75,667
Compensation with IPI – IN 67/98 (iv)	181,292	174,867	157,525
Contribution to IAA – sugar & ethanol institute	9,107	2,544	73,184
INSS - social security and other (v)	72,616	4,061	1,839
PIS and Cofins (vi)	163,129	143,556	35,953
Other	188,777	117,784	80,686
	1,571,132	1,211,573	764,684

(i)     Tax assessment – withholding income tax

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary.

(ii)	ICMS – State VAT

Refers mainly to (i) Tax Assessment filed in view of the alleged lack of payment of ICMS and non-compliance with accessory obligation, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007; and (ii) ICMS levied on the remittances of crystallized sugar for export purposes. In accordance with the tax agent, such product is classified as semi-finished product and that, in accordance with the ICMS regulation, would be subject to taxation and (iii) ICMS levied on possible differences in terms of sugar and alcohol inventories, arising from magnetic tax files and Inventory Registry Books and (iv) ICMS concerning rate difference due to ethanol sales to companies located in other states, which, subsequently, had their registrations revoked and (v) disallowance of credit resulting from the acquisition of diesel used in the production process.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

(iii) IPI – Federal VAT

SRF Normative Instruction n° 67/98 approved the procedure adopted by the industrial establishments which performed remittances without registries and payment of the IPI rate, in regard to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and refined sugar between January 14, 1992 and November 16, 1997. Such rule was considered in proceedings filed by the Federal Revenue Secretariat against the Company, the unfavorable outcome of which is deemed as possible, in accordance with the opinion of the Company’s legal advisors.

(iv) Offsets against IPI credits – IN 67/98

SRF Normative Instruction No. 67/98 made it possible to obtain refund of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. In view of this rule, the Company applied for offsetting amounts paid during the relevant periods against other tax liabilities. However, the Federal Revenue Service denied its application for both reimbursement and offsetting of such amounts. The Company challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offset transactions in light of certain changes introduced by IN SRF No. 210/02, the Company filed a writ of mandamus and applied for a preliminary injunction seeking to stay enforceability of offset taxes, in an attempt to prevent the tax authorities from demanding the relevant tax debts in court. The preliminary injunction was granted by court.

(v) Social Security Contribution

Refers mainly to tax assessment received and defended by the legal counsel, concerning social security contribution on: (i) stock option plan and (ii) export sales and (iii) resale of materials for companies under common control and suppliers.

(vi) PIS and COFINS

Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the Internal Revenue Service in regard to raw materials. Such discussions are still at the administrative level.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

b)     Civil and labor

The main civil and labor claims for which the unfavorable outcome is deemed possible are as follows:

	2011	2010	April 1, 2009
Civil	377,608	235,010	145,936
Labor	302,289	255,483	73,080
	679,897	490,493	219,016

20.	Commitments

Sales

Considering that Cosan S.A. is mainly engaged in the commodities market, sales are substantially performed at the price on the date of sale. However, Cosan S.A. has several agreements in the sugar market, which undertake to sell volumes of those products in future harvests.

The commitments for the sale of sugar, in tons, March 31, 2011 and 2010 are as follows:

Year	2011	2010
2011	-	2,005,434
2012	2,279,000	1,828,134
Total	2,279,000	3,833,568

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Purchases

Cosan S.A. has several commitments for the purchase of sugarcane from third parties in order to secure part of its production in subsequent years. The amount of sugarcane to be acquired has been calculated based on an estimate of the quantity to be ground by area. The amount to be paid by Cosan S.A. is determined at the end of each harvest, according to prices published by CONSECANA.

Purchase commitments by harvest in tons on March 31, 2011 and 2010 are as follows:

Year	2011	2010
2011	-	27,029,473
2012	25,129,648	23,600,912
2013	21,998,612	20,112,639
2014	18,060,914	16,345,120
2015	15,448,964	13,667,148
Thereafter	119,467,512	120,129,217
Total	200,105,650	220,884,509

On March 31, 2011, the regular capacity of sugarcane crushing for the next harvest, considering all Cosan S.A. units, is approximately 63 million tons (60 million tons in 2010 – non-audited information).

Cosan S.A. has contracts to purchase industrial equipment for maintenance with the purpose of expanding plants, such as to supply the cogeneration project of electricity, with the amount of R$ 396,536 on March 31, 2011.

Additionally, Cosan S.A. through its indirect subsidiary Rumo Logística has signed a commitment of railcars and locomotives purchasing, and improvements aimed at the expansion of logistics business to be made in future years as follows:

Year	2011	2010
2011	341,647	652,678
2012	178,431	126,892
2013	44,000	94,682
Total	564,078	874,252

Lease Agreements

Operating Leases

Cosan S.A. and its subsidiaries have operating leasing contracts on land used for planting sugarcane and the concession contract to operate the port terminal, which will end within 20 years.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The minimum payments related to these obligations are calculated on a straight-line basis, in accordance with the contracts. The costs for these contracts during the year ended March 31, 2011 and 2010 are as follows:

	2011	2010
Minimum installment	155,800	113,953
Variable installment	186,484	112,990
Total	342,284	226,943

The future minimum rentals to be paid regarding non-cancellable operating leases as of March 31, 2011 and 2010 are:

	2011	2010
Within 1 year	189,530	131,362
More than 1 year, less than 5 years	754,695	470,223
More than 5 years	1,379,313	1,354,501
Total	2,323,538	1,956,086

21.	Equity

a)     Common stock

As of March 31, 2011 and March 31, 2010, Cosan Limited’s share capital consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participações S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.00

Class B1 shares are entitle their holders to 10 votes per share and Class A shares entitle holders to 1 vote per share.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

On September 19, 2008, Cosan S.A. undertook a capital subscription of 55,000,000 common shares which was completed on October 20, 2008.  Since a number of the noncontrolling interests did not exercise their subscription rights, the Company acquired 54,993,482 of the shares for R$879,896, and noncontrolling shareholders acquired the remaining 6,518 shares for R$104.  In connection with this subscription, the shareholders received one Subscription Warrant (Warrant) for each new share.  Each Warrant grants its holder the right to subscribe 0.6 common shares, with the distribution of fractional shares not being permitted. Therefore, the Company received Warrants which are valid through December 31, 2009 to purchase 32,996,089 additional common shares of Cosan S.A.. Since Cosan S.A. is a consolidated subsidiary, the Warrants recorded by Cosan S.A. have been eliminated in consolidation.

On September 14, 2009, the Company sold to third parties 10,000,000 of the Warrants for R$26,147, which resulted in a gain which is recorded as financial income.  At December 31, 2009, 54,987,552 warrants have been exercised, of which 44,993,482 were exercised by the Company, 9,994,070 were exercised by noncontrolling shareholders and the remaining 12,448 warrants expired. The exercise of the warrants of Cosan S.A. resulted in the issuance of 32,992,531 common shares, valued at R$527,880. Of this amount, the Company received 26,996,089 common shares valued at R$431,937.

b) Earnings per share

According to the IAS 33 – Earnings per share, the tables below present the reconciliation of the net income and the weighted average value per share used to the calculation of the basic and diluted earnings per share.

Cosan Limited does not present any dilutive potential shares outstanding, therefore the table below presents the calculation of basic and diluted earnings per share:

Basic and diluted:

	2011		2010
Numerator:
Net income – attributable to Cosan		470,906		706,094
Denominator:
Weighted average shares outstanding		270,687,385		270,687,385
Basic earnings per share	R$	1.74	R$	2.61

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

22.	Gross sales

	2011	2010
Gross revenue from sales of products and services	19,783,250	16,685,884
Indirect taxes and deductions	(1,719,770)	(1,349,829)
Net revenue	18,063,480	15,336,055

23.	Expense by nature

Reconciliation of expenses by nature

The expenses are presented in the consolidated results by function. The reconciliation of income by nature/purpose for the years ended March 31, 2011 and 2010 is detailed as follows:

a)     Expenses by Nature:

	2011	2010
Raw materials	(3,657,462)	(3,902,508)
Resale fuels	(10,084,103)	(8,393,136)
Payroll	(901,062)	(694,939)
Commercial expenses	(179,283)	(221,332)
Depreciation and amortization	(742,307)	(644,635)
Other expenses	(1,157,312)	(779,183)
	(16,721,529)	(14,635,733)

b)     Segregated by:

	2011	2010
Cost of goods sold	(15,150,079)	(13,271,331)
Selling	(1,026,000)	(862,726)
General & Administrative	(545,450)	(501,676)
	(16,721,529)	(14,635,733)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

24.	Financial results, net

	2011	2010
Financial expenses
Interest	(586,887)	(556,466)
Monetary variation (loss)	(81,341)	(64,395)
Other	(9,136)	(1,527)
	(677,364)	(622,388)
Financial Income
Interest	63,791	96,521
Monetary variation (income)	34,018	13,374
Investment income	90,345	52,530
Other	603	39,606
	188,757	202,031

Foreign exchange variation, net	282,705	558,977

Derivatives, net
Commodities derivatives	6,524	(186,268)
Exchange rate and interest derivatives	34,984	517,216
Warrants in associate	13,248	23,873
	54,756	354,821
	(151,146)	493,441

25.	Other income (expense), net

	2011	2010

Other income
Gain on sale of aviation fuel distribution business	-	52,031
Gain on sale of fixed assets	43,708	-
Gain on sale of investments	6,704	-
Scrap and waste sales	6,950	6,417
Rental and leasing income	4,111	6,215
Other income	2,204	11,536
	63,677	76,199
Other expenses
Provision for judicial demands	(23,828)	(25,829)
Internal costs on Rumo transaction	(20,319)	-
Donations	(12,335)	-
Expenses on Zanin acquisition	(6,517)	-
Assets’ non realization accrual	(5,696)	-
Other expenses	(28,810)	(12,847)
	(97,505)	(38,676)
	(33,828)	37,523

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

26.	Financial instruments

Financial risk management

a)	Overview

The Company is exposed to the following risk related to the use of financial instruments:

•	price risk
•	foreign exchange rates
•	interest rates
•	credit risk
•	liquidity risk

This note presents information about the Company exposure for which risk above, the object of the Company’s risk management policies, the polices and processes for measurement, risk management and capital management.

b)	Risk management structure

The Company has two committees related to risk management: (i) Risk management committee, formed by three Board Director´s members, one of them independent member, that meet, at least once by year, to discuss and determine the Company´s hedge policies; (ii) Executive risk committee, formed by management of the Company, that meets on a weekly basis to analyze the foreign exchange and commodities market trends.  The committee also reviews cover positions and the strategy of pricing exports of sugar in order to reduce the adverse effects of changes in sugar prices and the foreign exchange rate as well as monitoring the liquidity risks and counterparty (credit).

The Company is exposed to market risks, mainly related to the volatility of sugar prices and foreign exchange rates. Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

On March 31, 2011, 2010 and April 1, 2009, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

	Notional			Fair value
	March 31,	March 31,	April 1, 2009	March 31,	March 31,	April 1,
	2011	2010		2011	2010	2009
Price risk
Commodity derivatives
Future contracts	1,308,033	1,177,437	423,691	(68,906)	112,382	9,629
Options contracts	10,364	1,074,579	149,021	(17,484)	(11,730)	(6,728)
Swap contracts	-	100,794	-	-	1,081	-
				(86,390)	101,733	2,901
Exchange rate risk
Future contracts	(114,204)	2,103,056	861,787	(117)	471	7,384
Forward contracts	694,599	963,100	433,462	9,900	36,559	(53,330)
Options contracts	345,00	671,502	-	-	15,719	-
Swap agreements	-	322,023	570,700	-	-	(6,828)
				9,783	52,749	(52,774)
Interest rate risk
Interest derivative	-	518,790		-	(624)	-

Total				(76,607)	153,858	(49,873)
Total assets				55,682	230,561	17,022
Total liabilities				(132,289)	(76,703)	(66,895)

c)     Price risk

This arises from the potential for fluctuations in the market prices of products sold by the Company, mainly raw material sugar - VHP (sugar #11) and white sugar (LIFFE sugar #5). These fluctuations in prices can cause substantial changes in the revenues of the Company.  To mitigate these risks, the Company constantly monitors the markets, seeking to anticipate changes in prices. The positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

Price risk: commodity derivatives outstanding on March 31, 2011
Derivatives	Long/Short	Market	Agreement	Maturity	Notional		Notional	Fair value

Composition of derivatives financial instruments designated in hedge accounting

Future	Short	NYBOT	#11	1-May-11	23,150	T	26,442	(392)
Future	Short	NYBOT	#11	1-May-11	208,239	T	200,552	(2,154)
Future	Short	NYBOT	#11	1-Jul-11	520,877	T	424,617	(43,705)
Future	Short	NYBOT	#11	1-Oct-11	513,460	T	388,694	(56,734)
Future	Short	NYBOT	#11	1-Mar-12	139,656	T	121,973	2,827
Sub-total of futures of Sugar Sold					1,405,382	T	1,162,278	(100,159)

Composition of derivatives financial instruments not designated in hedge accounting

Future	Long	NYBOT	#11	1-May-11	(55,883 T	)	(49,591)	4,807
Future	Long	NYBOT	#11	1-Jul-11	(7,620 T	)	(6,786)	66
Future	Long	NYBOT	#11	1-Oct-11	(50,802 T	)	(40,314)	3,758
Future	Long	NYBOT	#11	1-Mar-12	(84,027 T	)	(49,064)	22,623
Sub-total of futures of Sugar Purchased					(198,333 T	)	(145,755)	31,253

Call	Short	NYBOT/OTC	#11	1-Oct-11	43,182	T	985	(6,559)
Call	Short	NYBOT	#11	1-Oct-11	55,883	T	3,651	(7,826)
Call	Short	NYBOT	#11	1-Jul-12	101,605	T	1,177	(4,597)
Sub-total of Call Sold					200,669	T	5,813	(18,981)
Put	Long	NYBOT/OTC	#11	1-Oct-11	43,182	T	985	574
Put	Long	NYBOT/OTC	#11	1-Oct-11	55,883	T	3,566	923
Sub-total de Put Purchased					99,065	T	4,551	1,497
Total de Commodities							1,026,888	(86,390)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The fair value of these derivatives was measured by observable factors, such as quoted prices in active markets and, in some cases, by means of models whose assumptions are observable in the market.

d)     Foreign Exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency.  The Company uses derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U.S. dollars, net of other cash flows denominated in foreign currency. The table below demonstrates the consolidated positions outstanding on March 31, 2011 of derivatives used to hedge exchange rates:

Exchange risk : exchange derivatives outstanding on March 31, 2011
Derivatives	Long/Short	Market	Agreement	Maturity	Notional	Fair value

Composition of derivatives financial instruments designated in hedge accounting

Forward	Short	OTC/Cetip	NDF	1-Apr-11	166,150	3,279
Forward	Short	OTC/Cetip	NDF	31-May-11	117,782	2,094
Forward	Short	OTC/Cetip	NDF	1-Jul-11	84,645	1,349
Forward	Short	OTC/Cetip	NDF	1-Aug-11	85,300	1,422
Forward	Short	OTC/Cetip	NDF	3-Oct-11	396,618	11,046
Forward	Short	OTC/Cetip	NDF	2-Jan-12	91,075	3,744
Sub-total of Forward Sold					941,570	22,932

Composition of derivatives financial instruments not designated in hedge accounting

Future	Long	BMFBovespa	Commerc. U.S. dollar	2-May-11	(114,204)	(117)
Sub-total of Future Purchased					(114,204)	(117)
Forward	Long	OTC	NDF (Offshore)	4-May-11	(10,780)	(625)
Forward	Long	OTC	NDF (Offshore)	4-Aug-11	(11,014)	(619)
Forward	Long	OTC	NDF (Offshore)	4-Nov-11	(11,246)	(613)
Forward	Long	OTC	NDF (Offshore)	3-Feb-12	(11,489)	(604)
Forward	Long	OTC	NDF (Offshore)	4-May-12	(11,722)	(584)
Forward	Long	OTC	NDF (Offshore)	3-Aug-12	(11,978)	(586)
Forward	Long	OTC	NDF (Offshore)	1-Nov-12	(12,239)	(595)
Forward	Long	OTC	NDF (Offshore)	4-Feb-13	(12,504)	(595)
Forward	Long	OTC	NDF (Offshore)	3-May-13	(12,739)	(571)
Forward	Long	OTC	NDF (Offshore)	2-Aug-13	(12,997)	(534)
Forward	Long	OTC	NDF (Offshore)	4-Nov-13	(13,256)	(493)
Forward	Long	OTC	NDF (Offshore)	4-Feb-14	(13,521)	(462)
Forward	Long	OTC	NDF (Offshore)	2-May-14	(13,743)	(476)
Forward	Long	OTC	NDF (Offshore)	4-Aug-14	(14,002)	(617)
Forward	Long	OTC	NDF (Offshore)	4-Nov-14	(14,261)	(754)
Forward	Long	OTC	NDF (Offshore)	4-Feb-15	(14,497)	(872)
Forward	Long	OTC	NDF (Offshore)	4-May-15	(14,726)	(991)
Forward	Long	OTC	NDF (Offshore)	4-Aug-15	(15,003)	(1,152)
Forward	Long	OTC	NDF (Offshore)	4-Nov-15	(15,254)	(1,291)
Sub-total of Forward Purchased					(246,970)	(13,033)
Total of exchange					580,395	9,783

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

On March 31, 2011 and 2010, the Company had the following net exposure to the variation of U.S. dollar assets and liabilities denominated in U.S. dollars:

	2011		2010
	R$	US$ (in thousands)	R$	US$ (in thousands)
Bank accounts	78,353	48,108	127,755	71,732
Highly liquid investments	52,102	31,990	82,870	46,530
Restricted cash	126,872	77,898	44,972	25,251
Accounts receivable - foreign	7,556	4,639	148,655	83,467
Foreign currency-denominated loans	(583,068)	(357,998)	(829,363)	(465,672)
Export pre-payments	(736,472)	(452,184)	(976,277)	(548,161)
Senior Notes due in 2014	(576,814)	(354,156)	(631,246)	(354,433)
Senior Notes due in 2017	(658,954)	(404,589)	(720,573)	(404,588)
Perpetual bonds	(1,236,209)	(759,016)	(810,896)	(455,303)
Exchange exposure	(3,526,634)	(2,165,308)	(3,564,103)	(2,001,177)

e)     Effects of hedge accounting

In the beginning of the year ended at March 31, 2011, the Company formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the Company’s purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The Company has designated derivative financial instruments of Sugar # 11 (NYBOT or OTC) to cover the risk of price and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

The Company records gains and losses deemed effective for purposes of hedge accounting to a specific account in equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss. On March 31, 2011, the amounts recorded in other comprehensive income related to hedge accounting are as follows:

			Expected period to affect P&L
Derivative	Market	Risk	2011/12	2010/11	Total
Future	OTC / NYBOT	#11	(353,930)	2,798	(351,132)
NDF	OTC / CETIP	USD	134,015	-	134,015
			(219,915)	2,798	(217,117)
(-) Deferred income tax			74,771	(951)	73,819
			(145,144)	1,847	(143,298)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

During the year ended March 31, 2011, the Company recorded the amount of R$15,568 on its results of operations due to hedged items that would no longer qualify to be designated under hedge accounting. Also, the Company recorded the amount of R$18,679 related to the gains and losses of the hedges’ ineffectiveness during the year ended March 31, 2011.

Cash flow hedge	2011
-
Balance at March 31, 2010
Gain/(losses) of cash flow hedges for the period
Commodities futures and swap contracts	(572,161)
Currency forward contracts	179,099
Reclassification adjustments for losses included in the income statement	175,945
Total before tax effect	(217,117)
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	73,819
Balance at March 31, 2011	(143,298)

f)     Interest rate risk

The Company monitors fluctuations of the interest rates related to certain loan contracts, mainly those with Libor interest rate risk, and in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At March 31, 2011, the Company has not presented interest rate risk derivatives outstanding (US$ 300,000, as March 31, 2010, which fair value was R$624).

g)     Credit risk

A significant portion of sales made by the Company is to a select group of best-in-class counterparts (i.e. trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is covered by the allowance for doubtful accounts.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The Company buys and sells commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company buys and sells foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Goldman Sachs & Co, Banco Santander S.A., Espirito Santo Investment do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., e Banco BTG Pactual S.A..

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. As of March 31, 2011, the total credit limit used as initial margin was R$136,420 (R$68,646 as of March 31, 2010). As a requirement to trade in BM&FBovespa, the Company posted on March 31, 2011, the amount of R$50,000 (R$83,042 as of March 31, 2010) as guarantee in the form of a settlement bond issued by a first-class banking institution. Over-the-counter derivative transactions of the Company are exempt from margin guarantees.

h)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of the Company's liquidity management is to ensure, as much as possible, which always has sufficient liquidity to meet its obligations to win, under normal and stress, without causing unacceptable losses or risk damaging the reputation of the Company.

i)	Fair value

The fair value of financial assets and liabilities is included in the price at which the instrument could be exchanged in a current transaction between parties willing to negotiate, and not in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value.

Cash and cash equivalents, accounts receivable, accounts payable and other short-term obligations approximate their respective carrying values due largely to short-term maturity of these instruments.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The fair value of marketable securities and bonds is based on price quotations on the date of the financial statements. The fair value of non-negotiable instruments, bank loans and other debts, obligations under finance leases, as well as other non-current financial liabilities are estimated by the discounted future cash flows using rates currently available for debt or deadlines and similar instruments.

The fair market value of Senior Notes due 2014 and 2017, described in note 16, at its market price is 116.25% 108.75% and, respectively, of its face value at 31 March 2011.

The fair market value of Perpetual bonds, described in note 16, at its market price is 100,6%, respectively, of its face value at 31 March 2011.

In respect of other loans and financing, their fair market values substantially approximate the amounts recorded in the financial statements due to the fact that these financial instruments are subject to variable interest rates.

The fair value of financial assets available for sale is obtained through quoted market prices in active markets, if any.

The Company enters into derivative financial instruments with various counterparties, primarily financial institutions with credit ratings of investment grade. The derivatives valued using valuation techniques with observable market data relate mainly to interest rate swaps, foreign exchange contracts and term contracts for commodities futures. The valuation techniques applied more often include pricing models for fixed-term contracts and swaps, with a present value calculations. The models incorporate various data, including credit quality of counterparties, the rates of currency spot and forward, interest rate curves and forward rate curves of the commodity underlying.

Fair value hierarchy

The Company has the following hierarchy to determine and disclose the fair value of financial instruments by the technical evaluation:

•	Level 1: quoted prices in a active market to identical assets and liabilities;
•	Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly; and
•	Level 3: techniques that use data that have significant effect on the fair value recorded that are not based on observable market data.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Assets and Liabilities measured at fair value	Level 1	Level 2	Total
March 31, 2011
Warrants Radar	-	162,961	162,961
Derivative financial assets	35,577	20,105	55,682
Derivative financial liabilities	(122,084)	(10,205)	(132,289)
	(86,507)	172,861	86,354

March 31, 2010
Warrants Radar	-	149,713	149,713
Derivative financial assets	128,658	101,903	230,561
Derivative financial liabilities	(51,880)	(24,823)	(76,703)
	76,778	226,793	303,571

April 1, 2009
Warrants Radar	-	125,841	125,841
Derivative financial assets	9,638	7,384	17,022
Derivative financial liabilities	(6,738)	(60,157)	(66,895)
	2,900	73,068	75,968

j)	Sensitivity analysis

Following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company:

Assumptions for sensitivity analysis

For the analysis, the Company adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the Company’s financial instruments. The probable scenario was defined based on the futures sugar and US dollar market curves as of March 31, 2011, the same which determines the fair value of the derivatives at that date. Possible and remote scenarios were defined based on adverse impacts of 25% and 50% over the sugar and dollar price curves, which served as basis for the probable scenario.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Sensitivity analysis

Following is the sensitivity analysis on the change in the fair value of the Company’s financial derivatives:

		Impacts on the result (*)
	Risk factors	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
Price risk
Commodity derivatives
Futures agreements:
Sale Commitments	Increase in sugar price	(100,159)	(312,284)	(625,326)
Purchase Commitments	Decrease in sugar price	(31,253)	(44,252)	(88,504)
Sales Commitments	Increase in hydrated ethanol

Options agreements:
Call options sold	Increase in sugar price	(18,981)	(26,125)	(58,820)
Put options purchased	Increase in sugar price	1,497	(1,246)	(1,459)

Exchange rate risk
Exchange rate derivatives
Futures agreements:
Sale Commitments	R$ / US exchange rate appreciation	(117)	(28,094)	(56,187)
Purchase Commitments	R$ / US exchange rate depreciation	(22,932)	(220,298)	(440,597)
Forward agreements:
Sale Commitments	R$ / US exchange rate appreciation	(13,033)	(46,871)	(92,877)

(*) Result expected for up to 12 months as from March 31, 2011

i) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

Occasionally, the Company purchases its own shares on the market, the timing of these purchases depends on market prices.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2011 and 2010.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

27.	Pension and other post-employment benefits plan

a)     Pension plan

Defined benefit

The Company’s subsidiary Cosan CL has a noncontributory defined benefit pension plan (Previd Exxon) covering substantially all of its employees upon their retirement.

Defined contribution

The Company, through its subsidiary Cosan Alimentos S.A. ("Cosan Alimentos") sponsors a defined contribution plan, for all employees of that subsidiary. The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all benefits owed.

During the years ended March 31, 2011 and 2010, the amount of contributions totaled R$4,701 and R$5,407 respectively.

b)     Actuarial liability

The actuarial liability on Previd Exxon demonstrated in non-current liabilities at March 31, 2011 amounting to R$24,380 ($0 in 2010 and R$ 65,108 on April 1, 2009).

Reconciliation of present value of defined benefit obligation and the fair value of plan assets, with assets and liabilities recognized on the balance sheet:

	2011	2010
Present value of actuarial obligation at beginning of the year	(325,534)	(362,339)
Interest cost	(35,107)	(32,583)
Current service cost	(4,445)	(5,478)
Benefits paid	24,637	18,985
Actuarial gain (loss) on obligation at beginning of the year	(43,374)	55,881
Present value of actuarial obligation at end of the year	(383,823)	(325,534)

Fair value of plan assets at beginning of the year	347,703	297,231
Expect return on plan assets	35,918	31,046
Contribution received by the fund	8,702	8,403
Benefits paid	(24,637)	(18,985)
Gain in fair value of assets	(8,243)	30,008
Fair value of plan assets at end of the year	359,443	347,703

Present value of liabilities in excess of fair value of assets	(51,703)	(61,788)
Actuarial gains and losses unrecognized	27,323	61,788
Actuarial liability	(24,380)	-

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Total expense recognized in profit or loss:

Expense recognized in profit or loss	2011	2010
Current service cost	(4,445)	(5,478)
Interest on obligation	(35,107)	(32,583)
Curtailment gain	-	-
Expected return on plan assets	35,918	31,046
	(3,634)	(7,015)

Total amount recognized as other comprehensive income:

	2011	2010
Amount accumulated at 1 April	(42,056)	-
Unrecognized gains	29,447	(63,721)
Deferred income tax	(10,012)	21,665
Amount accumulated at 31 March	(22,621)	(42,056)

Plan assets include:

	2011		2010
	Value	Percentage	Value	Percentage
CDBs – Bank deposits	268,864	74.80%	261,690	74.83%
Equity securities of Brazilian Public Entities	90,580	25.20%	88,023	25.17%
Total	359,444	100%	349,713	100%

Plan assets are represented by financial assets with quoted prices in an active market and therefore are included as a Level 1 fair value type. The total expected rate of return on assets is calculated based on market expectations existing at that date applicable to the period over which the obligation should be liquidated. These expectations are reflected in the following main assumptions.

The main assumptions used to determine the pension benefit obligations of the Company are as follows:

Defined benefit plan	2011	2010
Actuarial valuation method	Project unit credit	Project unit credit
Mortality table	AT 83 segregated by sex, decreased by 10%	AT 83 segregated by sex, decreased by 10%
Discount rate for actuarial liability	Interest: 10.77% p.a. + inflation: 4.50% p.a.	Interest: 11.08% p.a. + inflation: 4.50% p.a.
Expected rate of return on plan assets	Interest: 11.20% p.a. + inflation: 4.50% p.a.	Interest: 10.48% p.a. + inflation: 4.50% p.a.
Salary growth rare	6.07% + inflation: 4.50% p.a.	6.07% + inflation: 4.50% p.a.
Rate in increase of estimated benefits	0.00% p.a. + inflation: 4.50% p.a.	0.00% p.a. + inflation: 4.50% p.a.

During the year ended March 31, 2011 contributions to Previd Exxon – Sociedade Previdência Privada totaled R$ 8,702 (R$ 8,403 on March 31, 2010).

The Company expects contributions at the amount of R$ 9,458 to be paid in relation to its defined benefit plan in 2012.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

28.	Shared-based payments

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A. officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A. share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A.. On September 22, 2005, Cosan S.A. board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or treasury shares held by Cosan S.A. related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remained to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A. related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

On August 7, 2009, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 165,657 common shares to be issued or purchased by Cosan S.A., due to changing in the management at that date.

According to the market value at the date of issuance, the exercise price is R$ 6.11 per share, without any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity agreement was not achieved. The options can be exercised after a waiting period of one year, considering a maximum percentage of 25% per annum of the total stock options offered by Cosan S.A. within a period of 5 years.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

On March 31, 2011 all stock options related to that plan were exercised by issuance of new shares.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The number and weighted average exercise price of stock options are the following:

	Shares	Weighted average exercise price
Outstanding April 1, 2009	1,470,832	6.11
Exercised (July 17, 2009)	(224,819)	6.11
Option granted (August 8, 2009)	165,657	6.11
Exercised (October 10, 2009)	(169,500)	6.11
Exercised (December 15, 2009)	(571,194)	6.11
Exercised (March 29, 2010)	(17,000)	6.11
Outstanding March 31, 2010	653,976	6.11
Exercised (July 29, 2010)	(449,819)	6.11
Exercised (September 17, 2010)	(91,717)	6.11
Exercised (March 4, 2011)	(112,440)	6.11
Outstanding March 31, 2011	-	-

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price	6.11	6.11	6.11
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected Volatility	34.00%	46.45%	(1)
Expected Dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date	12.35	18.19	(1)

(1)	The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date

Expected Term – Cosan S.A. expected term represents the period that Cosan S.A. share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan S.A. does not expect any forfeiture as those options are mainly for officers, whose turnover is low.

Expected Volatility – For the options granted on September 22, 2005 Cosan S.A. had its shares publicly-traded for less than 6 months as of April 30, 2006. Therefore, Cosan S.A. opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan S.A. has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios. For the options granted on September 11, 2007 Cosan S.A. used the volatility of its shares as an assumption in its valuation model since Cosan S.A. IPO in Brazil, in 2005.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Expected Dividends – As Cosan S.A. was a relatively new public entity, the expected dividend yield was calculated based on the current value of the stock at the grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate – Cosan S.A. bases the risk-free interest rate used the SELIC - Special System Settlement Custody.

29.	Segment information

a)     Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources. The Company presents three segments: Sugar and Ethanol (“S&E”), Fuel distribution and lubricants (“CCL”) and sugar logistics (“Rumo”).

The S&E segment is primarily engaged in the production and marketing of a variety of products derived from cane sugar, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugar cane bagasse.

The CCL segment includes the distribution and marketing of fuels and lubricants, mainly through franchised network of service stations under the brand "Esso" throughout the national territory.

The Rumo segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The following selected information result and segment assets that were measured in accordance with the accounting practices used in the preparation of consolidated information:

	2011
	S&E	CCL	RUMO	Adjustment and elimination	Consolidated
Financial position:
Property, plant and equipment	5,988,670	1,059,927	931,927	-	7,980,524
Intangible	2,298,743	1,232,546	358,286	-	3,889,575
Loans, net of cash and cash equivalents	(5,396,096)	(450,632)	(99,829)	(13,692)	(5,960,249)
Other assets and liabilities, net	4,108,146	46,973	(173,826)	(2,562,446)	1,418,847
Total asset (net of liabilities) allocated by segment	6,999,463	1,888,814	1,016,558	(2,576,138)	7,328,697
Total asset	16,190,023	4,070,147	1,713,112	(2,760,845)	19,212,437

Income statements (12 months):
Net sales	6,389,178	11,795,277	448,003	(568,978)	18,063,480
Domestic market	3,678,207	11,795,277	448,003	(568,978)	15,352,509
External market	2,710,971	-	-	-	2,710,971
Gross profit	1,988,662	781,120	131,469	12,150	2,913,401
Selling general and administrative expenses	(961,407)	(575,008)	(28,951)	(6,084)	(1,571,450)
Other income (expense)	(65,415)	31,777	9,936	(10,126)	(33,828)
Financial result, net	(101,755)	(57,980)	13,047	(4,458)	(151,146)
Income tax and social contribution	(305,977)	(65,666)	(42,865)	-	(414,508)
Net income	833,343	114,243	62,543	(242,473)	767,656
Other selected data:
Additions to PP&E and biological assets (cash)	2,817,195	93,835	126,189	-	3,037,219
Depreciation and amortization (including biological assets noncash effect)	1,266,142	72,701	20,157	-	1,359,000

	2010
	S&E	CCL	RUMO	Adjustment and elimination	Consolidated
Financial position:
Property, plant and equipment	4,795,522	1,016,263	302,745	-	6,114,531
Intangible	2,207,198	1,255,034	363,135	-	3,825,367
Loans, net of cash and cash equivalents	(4,345,015)	(444,964)	(107,199)	31,886	(4,865,292)
Other assets and liabilities, net	3,611,383	100,095	(92,671)	(2,201,486)	1,417,320
Total asset (net of liabilities) allocated by segment	6,269,088	1,926,428	466,010	(2,169,600)	6,491,926
Total asset	14,492,261	3,690,368	806,394	(2,571,781)	16,417,242

Income statements (12 months):
Net sales	5,380,134	10,145,054	158,249	(347,382)	15,336,055
Domestic market	4,648,436	10,145,054	158,249	(347,382)	14,604,357
External market	731,698	-	-	-	731,698
Gross profit	1,341,599	692,732	30,393	-	2,064,724
Selling general and administrative expenses	(846,306)	(490,041)	(18,111)	(9,944)	(1,364,402)
Gain on tax recovery program	270,333	-	-	-	270,333
Other income (expense)	(24,237)	102,193	4,962	(45,395)	37,523
Financial result, net	433,293	22,923	(1,057)	38,282	493,441
Income tax and social contribution	(327,363)	(88,245)	(7,696)	-	(423,304)
Net income / (losses)	1,111,283	153,972	11,917	(194,679)	1,082,493
Other selected data:
Additions to PP&E and biological assets (cash)	2,240,909	156,580	147,943	-	2,545,432
Depreciation and amortization (including biological assets noncash effect)	1,040,532	73,261	14,167	-	1,127,960

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

All non-current assets of the Company are located in Brazil.

b)     Detailed net sales per segment

	2011	2010
S&E
Sugar	3,853,404	3,377,832
Ethanol	2,203,737	1,747,646
Cogeneration	194,889	93,583
Other	137,148	161,073
	6,389,178	5,380,134
CCL
Fuels	10,902,267	9,437,316
Lubricants	822,420	634,045
Other	70,590	73,693
	11,795,277	10,145,054
Rumo
Port lifting	118,139	142,120
Logistics	305,780	16,129
Other	24,084	-
	448,003	158,249

Adjustment/elimination	(568,978)	(347,382)

Total	18,063,480	15,336,055

c)     Net sales per region

The percentage of net sales by geographic area for the years ended are as follows:

	2011	2010
Brazil	72.63%	86.40%
Europe	24.93%	9.20%
Latin America (Except Brazil)	0.20%	2.80%
Middle east and Asia	1.48%	1.20%
North America	0.74%	0.30%
Other	0.02%	0.10%
Total	100.0%	100.0%

The net sales from segments CCL and Rumo are derived only from the domestic market (Brazil), with no revenue from foreign customers.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

d)     Concentration of customers

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales during 2011 and 2010 - the SUCDEN Group (25% and 17%, respectively).

CCL

In this segment there are no clients that represent more than 10% of the net sales.

Rumo

In 2011, 55% of the segment net sales were generated from sales to the S&E segment (33% in 2010), with another customer with revenues of more than 10% of this segment, Sucden Group representing 11% (14% in 2010).

30.	Reconciliation between USGAAP and IFRS as of and for the year ended March 31, 2010 (not required by IFRS)

The Company’s consolidated financial statements as of and for the year ended March 31, 2011 have been prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).   The Company previously prepared and published US GAAP consolidated financial statements for use in its annual report to shareholders on Form 20-F that is filed with the United States Securities and Exchange Commission (“SEC”).   In connection with the Company’s transition to IFRS, and disclosed required by the SEC in such situations, the fhe following tables present a reconciliation of the Company’s equity as of April 1, 2009 and March 31, 2010 and consolidated net income for the year ended March 31, 2010 as presented under US GAAP to that reported under IFRS.  Amounts are presented in Brazilian reais.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

a) Reconciliation of equity

		March 31, 2010	April 1, 2009
	Note
US GAAP equity (U.S. dollars)		3,683,056	2,140,765
Exchange rate at year end		1.7810	2.3152
US GAAP equity in reais		6,559,522	4,956,299

IFRS adjustments:
Biological assets	a	(143,431)	(188,302)
Business combinations	b	(274,808)	(516,170)
Deemed cost	c	366,151	366,151
Borrowing costs	d	(175,185)	(132,174)
Warrants on equity method investment	e	149,713	125,841
Investment property in associate	f	67,691	44,868
Sale leaseback	g	182,533	188,866
Other adjustments		(15,947)	7,514
Deferred income tax on IFRS adjustments	h	(224,313)	(184,966)

IFRS equity		6,491,926	4,667,927

b) Reconciliation of income

		March 31, 2010
	Note
US GAAP net income (U.S. dollars)		331,859
Average exchange rate for the period		1.8662
US GAAP net income		619,316

IFRS adjustments:
Biological assets	a	44,871
Business combinations	b	140,314
Borrowing costs	d	(43,011)
Warrants on equity method investment	e	23,873
Investment property in associate	f	22,823
Sale leaseback	g	(6,333)
Other adjustments		(27,377)
Deferred income tax on IFRS adjustments	h	(68,382)

IFRS net income		706,094

The significant adjustments from US GAAP as a consequence of the adoption of IFRS are described as follows:

a)     Biological assets

According to the IAS 41, biological assets of Cosan S.A. are measured at fair value at each reporting period, using the discounted cash flow method.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

In accordance with US GAAP, the biological assets were recorded at their historical cost less amortization and were classified and presented in the statement of financial position as inventories or fixed assets. The costs classified in inventories related to maintenance costs of the crop to be harvested within 12 months, and the costs recognized in fixed assets related to the costs of the initial crop of sugarcane plants, which are amortized over five years, the estimated useful life.

The negative adjustment of biological assets to fair value as of the IFRS transition date was not considered an indicator of impairment of the previous carrying value of the previously classified inventory or fixed assets under US GAAP. Rather, such previous asset values were deemed recoverable as of April 1, 2009 based on the estimated future cash flows of all crops to be grown on the land as they are used to produce sugar and ethanol, as compared to the current fair value of biological assets which is based on the current status on crops in process.

b)     Business combinations

Under IFRS 3, all assets and liabilities of businesses acquired after the transition date, including any intangible assets are valued at their fair value at the date of transaction. In addition, purchases of businesses with payment in shares or other securities issued by the purchaser must also be measured at fair value for purposes of determining the purchase price, which consequently affects the value of goodwill calculated. Cosan considered the transition date for application of IFRS 3 to be December 1, 2008, the date of acquisition of Cosan CL.

The buyer must recognize contingent consideration at fair value at the acquisition date as part of the consideration for obtaining control of the acquiree.

 If the Company's interest in the fair value of identifiable assets and liabilities acquired exceeds the acquisition cost, such excess is recorded as an immediate gain in income.

Business combinations are treated in a similar manner under US GAAP, but as the primary GAAP used in the preparation of these IFRS financial statements was Brazilian GAAP, (i) business combinations effects accounted for under BR GAAP prior to December 1, 2008 have been reversed and (ii) goodwill amortization effects accounted for under BR GAAP prior to March 31, 2009 have been included.

c)     Deemed cost

Cosan S.A. elected to measure its farming land at fair value at the date of transition to IFRS. The adjustment was recorded against equity net of deferred taxes.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

d)     Borrowing costs

Under US GAAP, up to March 31, 2010, the Company capitalized borrowing costs, but as the primary GAAP used in the preparation of these IFRS financial statements was Brazilian GAAP, in which borrowing costs were not capitalized, Cosan has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition.

e)     Warrants on equity method investment

Cosan S.A. holds warrants on Radar, exercisable at any time up to maturity (August 2018). Such warrants permit Cosan S.A. to purchase additional shares, equivalent to 20% of total shares as of the date of exercise. The exercise of warrants will not change the classification of this investment as an equity investment. Those warrants were not considered to be a financial instrument under US GAAP up to March 31, 2010 as they cannot be net settled. Radar is a privately owned entity.   Under IFRS the warrants are treated as a separate financial instrument measured at fair value.

f)     Investment property in associate

Radar is an equity method investment of the Company that invests in farming land for rent and future appreciation. Under US GAAP, up to March 31, 2010, such land was recorded at cost. With the adoption of IFRS, Radar treated such land as investment property and elected to measure it at fair value. Fair value is measured at each reporting date, impacting the equity income of the Company in regard to Radar.

g)     Sale leaseback

On December 30, 2008, Cosan sold land to Radar resulting in a gain of R$188,866. The Company leased back the land. Under US GAAP this gain was deferred and was being amortized over the 19 year average term of the leases.

Under IFRS, since the sale price was based on the fair value of the land the gain was recorded on the transition date against accumulated earnings.

h)     Deferred income taxes

As required by IAS 12, all deferred income taxes have been reclassified to non-current assets or liabilities. Also, the balance of deferred income taxes was impacted by the adjustments previously mentioned.

COSAN LIMITED

MANAGEMENT REPORT
March 31, 2011

Cosan Limited submits for appreciation by its shareholders the Management Report for its most relevant asset – Cosan S.A. Industria e Comercio - and relevant Financial Statements, together with the Opinion of the Independent Auditors, relative to the fiscal years ended March 31, 2011 and 2010, prepared in accordance with accounting practices adopted in Brazil which are almost equal to international accounting practices (IFRS). The Company also makes available a detailed version of the Financial Statements and its release on results on site www.cosan.com.br/ri.

MESSAGE FROM MANAGEMENT

This year was marked by the consolidation of the company's strategy in confirming to be a lead and innovative company on the market with well-defined focus on growth and value creation from synergies with its integrated business units. The joint venture with Shell, achieved during this fiscal year, was a transformational deal for the business as this enabled forces to be joined and position itself as the integrated sole player with ability to consolidate and grow in the Brazilian sugar-ethanol market, and create the conditions for ethanol to become a global commodity.

During this year, the new company resulting from the joint venture with Shell was named; the sugar and ethanol production company’s name is Raízen Energia S.A. and the fuel distribution company shall be Raízen Combustíveis S.A..

Despite the great efforts dedicated by the company to the success of this joint venture, the company still managed to grow and expand its capacity and focus on taking advantage of the best opportunities available on the market to acquire sugar and ethanol mills. In addition, the company was able to carry on the investment plan for its other business units, particularly the Rumo Logística which this year has invested approximately R$ 0.5 billion in the acquisition of new locomotives, wagons and on the railway, by partnering with ALL (America Latina Logística S.A.) to generate efficiency and capacity of the railroad and flow of sugar to the port of Santos.

The energy cogeneration project continued its deployment throughout this fiscal year so that the next year’s crop can start with new units already equipped to start selling energy under contracts executed. These new units will contribute with significant cash flow generation and help growth and consolidation in the ethanol and sugar production industry.

Also during fiscal year 2011, we managed to acquire a sugar and ethanol mill located in the Araraquara region, where other Group’s mills are located, which allows for the creation of synergies, in addition to the 2.6 million tons added to our sugarcane ability.

Regarding the fuel distribution, the Raízen Combustíveis will have a major challenge in integrating and consolidating the Shell's business and CCL’s operations (formerly Esso Brasileira de Petróleo.) The new company will have a network of 4,500 service stations, 550 convenience stores, presence in 52 airports, 53 terminals, and distribution of over 20

COSAN LIMITED

billion gallons of fuel. The expected creation of value, after integration of the two companies’ operations is R$ 3.4 billion in present value of synergies to be captured over the next year.

The lubricants business will continue to be controlled by Cosan, therefore, was not included in the assets contributed to Raízen. During fiscal year 2011, we had significant achievements in terms of growth strategy with creation of value, raking third in market share in this segment. Moreover, anchored on a marketing campaign we managed to launch new products with a focus on serving our customers who demand a differentiated product to lubricate their machines, vehicles, and equipment.

Our land company, Radar S.A. still plays a very important strategic role in the acquisition of agriculturally viable land, occupying areas with potential for appreciation both for growing sugarcane and to new agricultural frontiers in Brazil. Throughout this year, all capital invested in the company by its shareholders was fully invested in the purchase of approximately 85 000 hectares of land.

Finally, Cosan Alimentos, our business that distributors sugar to the Brazilian market, with approximately 40% market share, with brands Union and Da Barra, will continue to be controlled by Cosan. The next year, it will be important for the development of this business strategy, which seeks to create value based on the high-value brand Union and the current logistics structure to meet approximately 90,000 outlets currently existing.

For this upcoming fiscal year, the company is determined and motivated to strengthen the foundations of its structure, which will enable to capture important synergies with the integration and consolidation of its businesses. The company sees the challenge of overcoming the barriers of integrating different cultures as an opportunity to growth and a competitive advantage because it can count on a wide variety of employees of highly efficient and technically seasoned. May this new fiscal year be part of the company’s history as the beginning of a new cycle of growth with sustainability and security so that the company can consolidate itself as a world’s reference for clean and renewable energy.

Market and Sector Overview

Crushing in Center-South (CS) region of Brazil reached 556.8 million tons of sugarcane in the 2010/11 harvest, an amount 2.75% higher than the previous harvest according to data provided by UNICA. Sugarcane production increased by 16.9%, reaching 33.5 million tons, while ethanol production reached 25.4 billion liters, 7.1% higher than the previous harvest, 18.0 billion liters of which of hydrous ethanol and 7.4 billion liters of anhydrous ethanol. The lower sugarcane availability when compared to the initial projections made by UNICA, resulted from an extremely dry weather which, in spite of maximizing the amount of sugar equivalent in the sugarcane (ATR), has reduced its productivity rate by planted area. ATR per ton of sugarcane in the 2010/11 harvest totaled 141.20 kg, while during the 2009/10 harvest the ATR totaled 130,23 kg/ton. With the elevated prices in the international market, the production mix for sugar increased from 42.6% in the previous harvest to 44.71% in this harvest.

COSAN LIMITED

Crushing estimate for 2011/12 harvest is of 568.5 million of sugarcane, which represents an increase of 2.1% when compared to the previous harvest. This low increase for the second year in a row is a result of scarcity of raw materials, mainly impacted by the aging of the reeds due to the lack of investments in the sector, combined with an unfavorable weather condition in the previous harvest, as mentioned above. It is expected that 2011/12 harvest has an even more sugar profile, due to the investments made in sugar production driven by the elevated prices in the global market. The estimate of sugarcane production is of 34.6 million tons, while ethanol estimate is of 25.51 billion liters, with a higher share of anhydrous ethanol in the total amount.

Most recent numbers from UNICA indicate a decrease of sugarcane crushing in the beginning of 2011/12 harvest until May 16, 2011, totaling in 56.7 million tons, 39.5% lower than the same period in the previous harvest. The main reasons for this decrease are: (i) the delay in the beginning of the production units, due to the lowest availability of sugarcane, (ii) sugarcane quality inferior to the previous harvest with 8.51kg less of ATR per ton of sugarcane and (iii) anticipation in the previous harvest when some production units operated even during the slump period. The production mix began to prioritize ethanol due to the elevated prices in the domestic market, in which 59.87% of sugarcane was destined to this product and 40.13% destined to sugar. Sugar production reached 2.4 million tons, a decrease of 46.7% in comparison to the previous harvest, while ethanol production reached 2.2 billion liters, 1.3 billion liters of hydrous ethanol and 843,0 million of anhydrous ethanol, representing a decrease of 55.1% and an increase of 4.2%, respectively.

Sugar

In the domestic market, the price of sugar remained elevated, with the bag of sugar of 50kg, based on ESALQ, traded in the quarterly average at R$74.0. Maintenance of high prices of sugar occurred due to the production encouragement of VHP to export, which resulted in a low availability of the product in the internal market once sugar production in the 2010/11 harvest increased by 16.94% or 5 million tons.

COSAN LIMITED

In Russia, the planted area expansion wasn’t enough to compensate the agricultural income losses related to the dryness due to high temperatures. For this reason, the development potential of beet was restrict and sugar production reached 3 million tons, which represents a decrease of 1 million tons in relation the initial expectations. Because of low availability there was a strong prices increase, which caused the Russian government to anticipate the reduction in import rates.

In India, the high availability of sugarcane resulted in a production Record in the region of Maharashtra of 9 million tons, which compensated the production decrease in Uttar Pradesh at the end of the harvest. Generally, the production in India must reach 26.1 million tons, only 400,000 tons lower to the market expectations. The government has authorized an export license of 500 thousand tons of sugar through OGL regimen until June 17.

Harvest in Thailand exceeded the expectations of the market reaching approximately 95 million tons of processed sugarcane, which represents a growth of 35% in annual comparison. The decision to prioritize the production of raw sugar instead of white sugar due to high premiums in the commodity market spot impacted the global balance of raw sugar, causing a low price of the product in the international market.

As a result, raw sugar price in this 4Q11 was of an average of ¢US$30,54/lb, 5,1% higher than the 3Q11 and 24.6% higher than the 4Q10 average, reaching

 ¢US$24,52/lb in the end of December. Refined sugar present an average price of US$751,43/ton for the period in the international market, 14.0% higher than in the 4Q10 and 2.8% higher than in the 3Q11.

In the 4Q11, Real currency presented an average quotation of R$1.67/US$, 1,8% lower than the average of the previous quarter and 7.5% lower than the 4Q10. The exchange rate at the end of the period was of R$1.6 3/US$, compared to R$ 1.67/US$ as of December 2010 and R$ 1.78/US$ as of March 2010.

Ethanol

COSAN LIMITED

In the ethanol domestic market, the prices reached elevated level due to a very tight offer and demand balance, mainly due to (i) a shortfall of harvest in Brazil; (ii) a sugar production maximization and (iii) an increase of 6% in the light vehicles fleet. The average price for hydrous ethanol, based in ESALQ, was of R$ 1.237,3/m3 in the 4Q11, 21.9% higher than the previous quarter and 18.8 higher than the 4Q10. The average price of anhydrous ethanol was of R$ 1.361,1/m3, an increase of 14.7% in comparison to the 3Q11 and of 14.5% in comparison to the same quarter of the previous year.

In this quarter there have also been important changes in the sector, with ANP (Brazilian National Oil Agency) being the official institution which shall regulate the ethanol market, which shall now be referred to as a fuel and no longer as an agricultural product, due to its strategic importance to Brazil. In addition, changes also have occurred to the mandatory blend of anhydrous ethanol to gasoline, which previously could vary from 2% to 25% and the lowest limit of which was reduced to 18%.

The average parity (weighted by fleet) of the price of hydrous ethanol in relation to gasoline in Brazil, calculated according to data provided by the ANP, was of approximately 80% at the end of the 4Q11, and only one Brazilian state, Mato Grosso, which represents 1.8% of the national fleet, with a parity of 70%.

Pursuant to ANFAVEA, during the 4Q11, 658.9 thousand flex-fuel vehicles were licensed throughout Brazil, which means 85% of the total new vehicles and a growth of 1.0% in relation to the 4Q10.

Fuel

Pursuant to ANP, the volume of Diesel sold in the first quarter of 2011was 3.9% higher than the same period of the previous year, reaching 11.6 billion liters. In spite of the elevated prices of hydrous ethanol, which caused ethanol to be less competitive than gasoline, its consumption increased by 2.4% in the period, with a volume o f 2.9 billion liters as result of the growth in the Brazilian flex fuel fleet. The volume traded of gasoline A increased by 2.9%, with 6.0 billion liters sold in the quarter, which caused the volume of anhydrous ethanol (25% blended with gasoline A) traded in the quarter to reach 2.1 billion liters.

OPERATING PERFORMANCE

As from this year we are reporting the financial information in accordance with the new accounting rules effective in Brazil (“BR GAAP”), which are aligned with the international accounting principles (“IFRS”). This adoption has the date of April 1, 2009 as transition date (time in which we convert the opening balances in accordance with the old rules for the new accounting rules). Further details on these differences and main impacts from this change to the IFRS may be obtained and are detailed in explanatory note 3 of the financial statements.

In addition, as from the fiscal year 2011, the Company adopts the accounting criterion of hedge accounting, in order to provide more transparency to the hedging effects in its results. As well as in

COSAN LIMITED

the prior Quarterly Letters for this fiscal year, all the effects from this accounting criterion adopted will be detailed in the section “Impacts from Hedge Accounting”.

Net Revenue

4 Q'10	4 Q'11	Sales Composition (R$MM)		FY'10	FY'11
4,394.1	4,609.3	Net Operating Revenue		15,336.1	18,063.5
1,850.2	1,674.0	CAA		5,380.1	6,389.2
1,215.5	985.1	●	Sugar Revenue - CAA	3,377.8	3,853.4
347.7	372.0		Local	1,062.3	1,387.3
867.8	613.2		Export	2,315.5	2,466.2
602.1	666.7	●	Ethanol Revenue - CAA	1,747.6	2,203.7
549.7	641.0		Local	1,325.9	1,958.9
52.4	25.8		Export	421.8	244.8
5.7	4.4	●	Energy Cogeneration - CAA	93.6	194.9
26.8	17.8	●	Other Revenue - CAA	161.0	137.1
38.3	84.4	Rumo		156.3	448.1
24.9	28.1	●	Loading	140.1	142.2
13.4	56.3	●	Transportation	16.1	305.9
2,588.7	2,911.8	CCL		10,145.1	11,795.3
2,401.6	2,681.8	●	Fuels Revenue - CCL	9,437.3	10,902.3
170.4	203.1		Ethanol	757.0	814.6
1,208.6	1,265.9		Gasoline	4,111.0	4,656.9
999.3	1,185.6		Diesel	4,338.5	5,325.3
23.3	27.2		Other	230.9	105.4
168.9	208.8	●	Lubes Revenue - CCL	634.0	822.4
18.1	21.2	●	Other Revenue - CCL	73.7	70.6
(83.0)	(60.9)	Eliminations from Consolidation		(345.4)	(569.1)

Cosan net revenue in FY’11 reached R$18.1 billion, compared to R$15.3 billion in FY’10. This increase of 17.8% reflects another year of growth in all the business units, through the increase in production capacity and volume sold and services rendered. In CAA, even with a difficult harvest due to unfavorable weather conditions that affected the sugarcane, productivity we obtained a production increase due to (i) the increase in the use of the installed capacity of 2 greenfields (Jataí and Caarapó), (ii) expansion of the sugar plants (iii) and beginning of operation of other co-generation projects, coupled with better prices of sugar and ethanol, increasing CAA revenue at 18.0%, to R$6.4 billion. The net revenue of CCL presented increase of 16.3%, totaling R$11.8 billion, particularly due to the increase of 22.7% in the revenue of Diesel, 29.7% in the lubricants and 13.3% of gasoline. In Rumo, the transportation operation primarily based on the partnership agreement with  ALL – America Latina Logística S.A. was the main responsible for the increase of 186.8% in its net revenue, which totaled R$448.1 million, of which R$305.9 million arising from the transportation service and R$142.2 million from loading

COSAN LIMITED

Net operating income (R$ MM)

Sugar Sales - CAA

The sugar sales totaled in this fiscal year R$3.9 billion, an increase of 14.1% in relation to the prior year. The main factors contributing for the increase of R$ 475.6 million were:

Þ
Increase of R$128 million arising from the higher volume sold, 3.8% higher than the prior year. The sales in the domestic market increased 17.4%, with 1,238.2 thousand tons reflecting the effect of 12 months of sales against 10 months in the year prior to the purchase of Cosan Alimentos and the greater concentration of TSR in the sugarcane (139.0 kg / ton of sugarcane compared to 129.8 kg / ton of sugarcane in 2009/10 crop). However, the lower than expected harvest affected the sugar production and the exports of this  product decreased 1% in comparison to the previous year amounting to 3,052.6 thousand tons;

Þ
Increase of R$335 million due to prices 10% higher, with the prices in the domestic market 11.2% higher and the prices in the foreign market presenting an increase of only 7.5% when compared to the same prior year period, due to the effect of the hedge accounting, which had a negative impact of R$160.3 million.

The effect from the mix of products contributed with R$ 13 million, with a higher mix of sugar sold in the domestic market that reached 29% against 25.5% in the prior fiscal year.

COSAN LIMITED

Sugar

Volume (Thousand tons) and Average unit price  (R$/ton)

The sugar stocks ended this fiscal year 28.1% below the previous year, reflecting the commercial strategy adopted to better use the high prices of the product in the last quarter.

Sugar Inventories

Inventories: Sugar
	4 Q'10	4 Q'11
'000 ton	135.8	97.7
R$'MM	93.6	77.6
R$/ton	689	794

Ethanol Sales - CAA

The revenue from ethanol in FY’11 totaled R$2.2 billion, presenting an increase of 26.1% when compared to the previous year. We highlight, below, the main factors that increased the revenue at R$ 456.1 million:

Þ
Gains of R$81.2 million arising from the increase in the volume of ethanol sold due to the: (i) incorporation of  Cosan Alimentos plants in June 2009 which increased our crushing capacity; (ii) greater concentration of TSR and  (iii) ramp-up of the greenfields Jataí and Caarapó.

COSAN LIMITED

Þ	Gains of R$358.3 million, due to the increase of 20.5% in the average price of ethanol in the domestic and international markets;

Þ	Gains of R$16,6 million due to the effect of mix of products with less participation of sales in the foreign market, which presented lower average prices than the domestic market.

Ethanol

Volume (Million liters) and Average unit price (R$/thd liters)

Throughout this year, the Company opted for keeping a regular pace in its ethanol sales as evidenced in the prior quarters reflex of the commercial strategy of the Company.

The inventories levels in 4Q11 presented a drop of 27.3% compared to the 4Q10, even with a production 20% higher than the previous year, due to the stronger demand and higher prices in the inter-harvest period.

Ethanol Inventories

Inventories: Ethanol
	4Q'10	4Q'11
'000 cbm	68.2	49.6
R$'MM	56.2	42.8
R$/cbm	824	864

Energy cogeneration - CAA

The energy revenue totaled R$194.9 million through the sale of R$8.9 million in steem and 1,254.0 thousand MWh of energy at an average price of R$148.3/MWh. The growth of 107.0% in the

COSAN LIMITED

volume sold results from the beginning of operation of new cogeneration units (totaling 10 this year, compared to 6 in the prior year) and to the ramp-up of the others.

Cogeneration of Energy

Volume (‘000 MWh) and Average Unit price (R$/MWh)

Other Products and Services - CAA

The revenue from other products and services of CAA decreased 14.8%, or R$23.9 million in relation to FY’10, mainly due to Cosan’s strategic repositioning with the reduction in sales of products DaBarra Alimentos in the retail market which was alienated in February 2011 (except for the sugar brand).

COSAN LIMITED

Rumo

The net revenue of Rumo of R$448.1 million in the FY’11 was 186.7% higher than the FY’10, reflex from the beginning of transportation operations in January 2010, which presented revenue of R$305.9 million.

Loading revenue was in line with the prior year, totaling R$ 142.2 million in the year, despite the 8.0% volume lower, benefitted from the increase of 10.4% in the loading price.

The lower loaded volume in the year arises from the concentration of the volume exported in the peak months, above loading capacity, and the lower than expected harvest, which reduced the sugar available to be exported at the end of the harvest. This effect was partially offset by the increase in prices.

As a result of the higher value added to the loaded product, mainly for the increase of the transportation operations, which exceed the initial expectation for the first year of operations, the revenue per loaded ton in this quarter was 3.1 times higher than the FY’10.

Rumo

Volume (Thousand tons) and Revenue per Ton (R$/ton loaded)

COSAN LIMITED

Fuels Sales - CCL

CCL net revenue amounted to R$11.8 billion in the FY’11, 16.3% higher than the prior year, and the fuels revenue increased 15.5%, reaching R$10.9 billions. The main factors affecting the fuels revenue in this quarter were:

Þ	Increase of 21.6% in the sold volume of Diesel when compared to the FY’10. This increase occurred due to the following factors:

o
Increase of 9.0% in the domestic consumption of Diesel, according to ANP, due to the increase in the demand from industrial clients and transportation due to the recovery of the economic activity in the country.

o	Gains of market-share in the retail market, and mainly in the industrial segment.

Þ
Increase of 11.3% in gasoline C volume sold in relation to  the FY’10, partially compensated by the lower ethanol sold, due to the increase of percentage of flex fuel cars users that opted for this fuel replacing the hydrous ethanol;

Þ	Increase in the average unit prices of ethanol, gasoline and Diesel, and of the greater participation of Diesel and gasoline in the mix of sales, which present higher prices than ethanol.

Fuels

Volume (Million of liters) and Average Unit price (R$/thousand liters)

COSAN LIMITED

Lubricants Sales – CCL

The increase of 29.7% in the revenue of lubricants, which totaled R$822.4 million in the quarter, results from the mix with greater participation from premium products, which have higher value added, and the strong increase in the sales volume, which reached 166.4 million of liters due to the increase of approximately 9.0% in the domestic consumption and gains of market share, a result from the marketing effort in the period.

Lubricants

Volume (Million of liters) and Average Unit price (R$/thousand liters)

The volume in stocks of CCL presented an increase of 10.7%, following the growth in the volume sold of fuels and lubricants. Upon analyzing the stocks in days of Sales, there was no significant change, maintaining in approximately 9 days.

 CCL Inventories

(Includes Fuels and Lubricants)

Inventories: CCL
	4 Q'10	4 Q'11
'000 cbm	137.5	152.2
R$'MM	266.5	326.6
R$/cbm	1,938	2,146

COSAN LIMITED

Cost of Products Sold

The Cost of products sold (COGS) totaled R$15.1 billion, in comparison to R$13.3 billion in the previous year. In CAA, before IFRS adjustments, we had an increase of 20.4%, or R$828.9 million is mainly reflex from (i) the higher volume of equivalent sugar sold, (ii) increase in the refined sugar activity for sale in the domestic market and (iii) increase in depreciation/amortization. In Rumo, the beginning of transportation activities was the main responsible for the increase of 147.6% of COGS. In CCL, the growth of 16.5% in COGS, which totaled R$11.014,1 million, is a reflex, mainly from the higher volume sold, higher participation of Diesel and gasoline in the mix of products sold, in addition to the increase in the acquisition cost of ethanol.

In addition, the Company COGS had the following adjustments relating to the adoption of IFRS:

Þ
Biological Assets, CPC 29 (IAS 41): the biological assets of the Company are now measured at their fair value, applying the future discounted cash flow method, the impact of which in the variation of fair value for the year ended March 31 , 2011 was R$ 381.9 million (R$44.9 million in 2010).

Þ
Business combination, CPC 15 (IFRS 3): the assets and liabilities of acquired business are evaluated at their fair value at the date of each transaction, increasing, mostly, the basis of the Company fixed assets and, accordingly, the depreciation (therefore no impact in EBITDA). As result, we had higher costs with amortization and depreciation of assets related to the acquisitions of Cosan Alimentos, Teaçu and Esso Brasileira (current CCL), impacting all of the Company’s business units.

4Q'10	4Q'11	COGS per Product	FY'10	FY'11
(3,683.5)	(3,472.2)	Cost of Good Sold (R$MM)	(13,271.3)	(15,150.1)
(1,338.0)	(768.7)	CAA	(4,038.5)	(4,400.5)
(687.1)	(657.1)	Sugar	(2,116.2)	(2,604.9)
(567.0)	(523.7)	Ethanol	(1,745.5)	(2,015.9)
(42.8)	(57.8)	Others CAA + Cogeneration	(206.4)	(276.2)
(27.0)	464.3	Biological Assets - IFRS Adjustment	44.9	381.9
(14.2)	5.6	Other IFRS Adjustments	(15.4)	114.5
(28.0)	(58.4)	Rumo	(127.8)	(316.5)
(3.4)	(3.4)	Other IFRS Adjustments	(12.3)	(13.5)
(2,400.6)	(2,710.6)	CCL	(9,452.3)	(11,014.1)
(18.8)	(20.1)	Other IFRS Adjustments	(77.8)	(73.1)
83.0	65.4	Eliminations from Consolidation	347.4	581.1
		Average Unit Cost
508	578	Unit Cash COGS of Sugar (R$/ton)	415	494
789	725	Unit Cash COGS of Ethanol (R$/thd liters)	609	664
1,770	1,856	CCL (R$/thousand liters)	1,681	1,764

* In the cash-cost of sugar and ethanol, the plantation, crop treatment, agricultural depreciation (machinery and equipment),  industrial depreciation and maintenance of inter harvest, are not considered.

CAA

As mentioned in prior quarterly letters, since the beginning of this fiscal year, we presented the unit cost of sugar and ethanol excluding the amortization and depreciation effects (cash-cost), in order to better analyze their behavior throughout the quarters.

COSAN LIMITED

The depreciation and amortization effects on the unit costs reflected investments made in the sugarcane plantation, maintenance of our industrial facilities, mechanization of harvest in the greenfields projects (Jataí and Caarapó) that started operations at the end of the past harvest, in the cogeneration units and in the improvement of security and sustainability of our operations.

The cost of products sold and services rendered of CAA amounted to R$4.4 billion, presenting an increase of 9%, or R$362 million, compared to the previous year. The mains factors that explain this increase, in addition to the adjustments related to the adoption of IFRS mentioned above, are:

Þ	The higher volume of sugar and ethanol sold, which was responsible for the increase of R$161.1 million;

Þ	R$360.0 million from sugar origination, characterized by the purchase of raw materials for refining and finished products for later resale and distribution in the domestic market;

Þ	R$54.2 million of ethanol origination in order to benefit of market opportunities;

Þ
Increase of approximately R$234.9 million due to the increase in TSR price according to Consecana formula, which defines the compensation to suppliers and land leasing, that increased from R$0.3492/kg of TSR to R$0.4022/kg of TSR;

Þ
These effects were partially offset by the increase in the amount of TSR, from 131.1kg/ton of sugarcane to 139.9kg/ton due to more adequate weather conditions improving the cost at R$187.9 million in the FY’11.

Rumo

The COGS of Rumo in the FY’11 of R$316.5 million presented an increase of 147.6% in comparison to the prior year, due to the beginning of  transportation, transfer, storage operations in the interior and contracting of railway freights. On the other hand, loading cost, which already occurred in the previous year, presented a slight reduction due to the lower loaded volume of bulk and bagged sugar, the latest presenting higher costs.

CCL

The COGS of CCL presented an increase of 16.5% compared to the FY’10. Excluding the volume factor, the unit cost of R$1,764/cbm in the FY’11 was 4.9% higher than the prior year. This effect results from the following factors:

Þ	Increase in the cost of ethanol, which impacts not only the hydrous ethanol that will be used in the flex fuel vehicles, but also the anhydrous that is blended into gasoline C (25% mandatory blend);

Þ	Increase of 1.7% in the unit cost of Diesel;

Þ	Mix of sales with more participation of gasoline and Diesel, which present higher unit costs than ethanol.

Gross Profit

With these results, the FY’11 presented gross profit of R$2,913.4 million, 41.1% higher than the prior year, presenting a margin of 16.1%. CAA contributed with a gross profit of R$1,988.7 million, presenting gross margin (cash) of ethanol of 32.3%, and 45.0% of sugar, also beniffted from the

COSAN LIMITED

higher participation of results from cogeneration.  Rumo, on its turn, contributed with a gross profit of R$131.5 million, presenting consolidated margin of 29.4%. In CCL, the gross margin decreased slightly from 6.8% to 6.6%. However, when we analyse the gross margin in Brazilian Reais per cubic meter, it is noted a small increase to R$125.1/ thousand liters. This was due to:

Þ
Increase in the volume sold of lubricants, that despite the increase in the petroleum price presented a stability of margin due to the Company strategy of increasing the participation of higher value added products;

Þ	Higher participation of gasoline in the mix of products sold, which presents better margins than ethanol and Diesel.

Þ	Both effects above were partially offset by:

o	Worse margins of ethanol in the first quarters of the year, which were not fully offset by the recovery in the interharvest period;

o
Mix with more participation of Diesel than, in the accumulated for the year, presented margins lower than the prior year, due to the Company strategy of increasing its participation of sales for industrial clients. Despite the lower unit margin, the higher volume sold of this products helps to dilute the fixed expenses for all the others;

4Q'10	4Q'11	Gross Margin per Product	FY'10	FY'11
		Unitary Gross Margin
		CAA
542	470	Gross Margin (Cash) Sugar (R$/ton)	402	404
284	537	Gross Margin (Cash) Ethanol (R$/thd liters)	204	317
153	152	CCL (R$/thousand liters)	137	137
		% Gross Margin/Net Revenues
		CAA
51.6%	44.9%	Gross Margin (Cash) Sugar	49.2%	45.0%
26.5%	42.5%	Gross Margin (Cash) Ethanol	25.1%	32.3%
27.0%	30.8%	Rumo	18.2%	29.4%
8.0%	7.6%	CCL	7.6%	7.2%

COSAN LIMITED

Selling Expenses

Selling Expenses presented an increase of 18.9%, or R$163,3 million compared to the same period in the previous year, mainly due to the increase in the volume sold by CAA and by CCL, which imply in higher expenditures with freight.

4Q'10	4Q'11	Selling Expenses	FY10	FY'11
(224.9)	(272.5)	Selling Expenses (R$MM)	(862.7)	(1,026.0)
(120.6)	(134.2)	CAA	(469.8)	(568.4)
(0.0)	(0.0)	Rumo	(0.0)	0.1
(104.3)	(133.8)	CCL	(398.2)	(456.1)
(0.0)	(4.6)	Elimination	5.3	(1.6)

CAA

The Selling Expenses of CAA totaled R$568.4 million in comparison to the R$469.8 million for the same prior year period. The increase of 21.0%, or R$98.5 million, reflects some factors:

Þ	Increase of 30% in the volume of sugar bagged for export, which presents a higher cost than sugar in bulk;

Þ	Significant increase in the volume of sugar in the retail of the domestic market;

Þ	Expenses with marketing of União brand;

Þ	Increase in the volume of ethanol in the domestic market in the modality CIF, which implies in increase in the expenditures with freight, more than offset by its higher price.

Rumo

Due to the nature of its business, Rumo does not present Selling Expenses.

CCL

The Selling Expenses of CCL presented an increase of 14.5% or R$57.9 million, to R$456.1 million, mainly due to the higher volume sold. Accordingly, upon analyzing the Selling Expenses in unit terms, it may be noted that the unit expenses were in line (R$73.0/cbm) in the comparison between the periods, benefitted by the higher dilution of fixed expenditures due to the increase of 13.2% in the volume sold.

COSAN LIMITED

General and Administrative Expenses

The general and administrative expenses of R$541.0 million represented an increase of 9.0% in relation to R$496.3 million of FY’10. This increase reflects the efforts and investments, many of which are non recurring events, which are being conducted to improve the controls and management, but mainly aiming to increase operating efficiency for when the  investments are concluded, in addition to the expenditures incurred for the Association with Shell. The main factors that impacted the general and administrative expenses are described below.

4Q'10	4Q'11	General & Administrative Expenses	FY10	FY'11
(173.5)	(150.0)	G&A Expenses (R$MM)	(496.3)	(541.0)
(131.4)	(107.0)	CAA	(386.3)	(393.0)
(5.8)	(8.3)	Rumo	(18.1)	(29.1)
(36.3)	(34.7)	CCL	(91.9)	(118.9)

CAA

The general and administrative expenses of R$393.0 million in FY’11 had an increase of 1.7% when compared to the same prior year period. Excluding non recurring expenses related to process of Association with Shell, which amounted to approximately R$30 million, general and administrative expenses of CAA would have presented an improvement of 6.0% in the compared period.

Rumo

The general and administrative expenses of Rumo amounted to R$29.1 million in the FY’11, presenting an increase of 60.8% in comparison to the prior year. Excluding the extraordinary expenses of approximately R$ 6.0 million related to the constitution of provisions and to the process of private placement of the company, the increase of 27.6% in the general and administrative expenses was already expected due to the contracting of:

Þ	New officers to strengthen the management team and composition of the company middle management;

Þ	Advisory for review and renegotiation of the suppliers contracts of Rumo;

Þ	Advisory for beginning and monitoring of the transportation operations

CCL

The general and administrative expenses of CCL amounted to R$118.9 million in the FY’11, an increase of 29.4% when compared to FY’10. Part of this increase is explained by provisions and amortizations in the approximate amount of R$8.0 million which were not carried out in the 1Q’10 and 2Q’10 (as described in the Letter of 1Q’11) and were carried out in the 3Q’10. In addition, it should be emphasized that, due to the investments in the Company improvement, CCL expenses are still being negatively affected by non-recurring expenses of approximately R$16.0 million related to adjustments for the transition for the Shared Services Center (CSC) and expenditures with the transition team for the Joint Venture with Shell.

COSAN LIMITED

EBITDA

With these results, Cosan reached an EBITDA of R$2,671.0 million in the FY’11, 22.4% higher than the EBITDA of FY’10, both already adjusted by IFRS effects. Of this amount, CAA contributed with R$2,130.3 million, CCL with R$394.5 million and Rumo with R$146.2 million.

4 Q'10	4 Q'11	EBITDA		FY10	FY'11
646.3	1,057.0	EBITDA (R$MM)		2,182.8	2,671.0
14.7%	22.9%		Margin	14.2%	14.8%
534.3	940.1	●	CAA	1,756.2	2,130.3
28.9%	56.2%		Margin	32.6%	33.3%
13.5	28.3	●	Rumo	73.0	146.2
35.3%	33.5%		Margin	46.7%	32.6%
98.4	89.0	●	CCL	353.6	394.5
3.8%	3.1%		Margin	3.5%	3.3%

CAA

The EBITDA of CAA totaled R$2,130.3 million in the FY’11, benefitted by the following IFRS adjustments:

Þ	Positive impact of R$381.9 million related to the evaluation at fair value of its Biological assets;

Þ
Positive impact of R$370.9 million in the year (R$292.4 million in the prior year) due to consideration of crop treatment made in the fields (after planting) as being Capex and as a consequence its amortization being considered for purposes of  EBITDA calculation, which improved the cash cost and as a consequence the EBITDA of CAA;

Excluding the effects from IFRS mentioned above, and non recurring expenses of R$ 30.0 million related to the JV with Shell (Raízen), the EBITDA of CAA would have totaled R$1,407.5 million this year, 22.6% higher than the adjusted EBITDA of the prior year, also excluding the non recurring gains of R$272.3 million from Refis.

Rumo

Benefited by the beginning of operation of the transportation activities, the EBITDA of Rumo in the FY’11 reached R$146.2 million, with margin of 32.6%, amount 2.0 times higher than the FY’10.

CCL

In thus year, CCL presented an EBITDA of R$394.5 million, with margin of R$63.2/thousand liters, or 3.3% of its net revenue. This EBITDA, as well as FY’10 EBITDA reported in IFRS, had a positive impact of R$ 35.8 million related to the adoption of IFRS, due to reclassification of investments in long term contracts with clients, treated before as prepaid expenses, as intangible assets, which affected both the reported Capex and the amortization considered for EBITDA purposes. In addition, CCL presented other operating revenues of R$31.8 million from the sale of assets. Excluding these IFRS adjustments and non recurring revenues/expenses, CCL EBITDA was R$343.0 million, 6.1% higher than the previous year EBITDA, due to the increase in volume sold, better mix and higher dilution of fixed expenses.

Financial Results

The financial results in the year was a net expense of R$146.7 million compared to a net revenue of R$455.2 million in the prior year.

COSAN LIMITED

4Q'10	4Q'11	Financial Expenses, Net (R$MM)	FY10	FY'11
(101.5)	(123.8)	Interest on Financial Debt	(414.3)	(472.8)
10.8	31.9	Financial Investments Income	52.5	90.3
(90.7)	(91.9)	(=) Sub-total: Interest on Net Financial Debt	(361.8)	(382.4)
(20.9)	(36.8)	Other charges and monetary variation	(103.0)	(97.6)
(69.9)	67.9	Exchange Variation	559.0	282.7
192.6	48.4	Gains (losses) with Derivatives	354.8	54.8
6.6	(0.8)	Others	6.2	(4.1)
17.8	(13.2)	(=) Net Financial Expenses	455.2	(146.7)

The expenses with debt charges, net of financial investments yields, presented an increase of 5.7%, when compared to the prior year, mainly due to the greater average indebtedness. This increase of net debt, mostly financed by BNDES, was mainly due to new investment projects in Rumo (with acquisition of locomotives, railcars and investment in permanent ways) as well as in the projects of  energy cogeneration. In addition, as a result from the adoption of IFRS, we capitalized financial charges to fixed assets, which benefitted/reduced the financial expenses at R$ 70.5 million in the current year and R$ 43.3 million in the prior year.

The net effects of exchange variation was a revenue of R$282.7 million in the year, compared to a net revenue of R$559 million in the prior year. These positive effects from exchange variation occurred due to the impacts on assets and liabilities denominated in foreign currency, mainly from the indebtedness in US dollar, due to the appreciation of local currency (Real), which appreciated 8.6% in this year and 23.1% in the prior year before the American currency. The gross indebtedness denominated in US dollars was R$ 3,622 million and R$ 3,502 million at March 31, 2010 and March 31, 2011, respectively.

The result from derivatives in the year was positive at R$54.8 million compared to an also positive result of R$354.8 million in the prior year, net of the hedge accounting impacts. It should be pointed out that, in the prior year we did not adopt the hedge accounting and as a consequence the results from derivatives in both years are not comparable, since the gains/losses with derivatives in the current year financial results refer only to the derivative instruments not designed for hedge accounting and the non effective portion of the designed hedge.

In addition, as a result from the adoption of IFRS, measured at fair value the financial instruments known as warrants, which Cosan has in its investee RADAR, and the positive result in the year for the appreciation of this instrument was recognized as derivative gain and totaled R$ 13.0 million in the year, compared to R$24,0 million in the prior year.

The position of volumes and prices of sugar fixed as tradings or via derivative financial instruments at March 31, 2011, as well as the Exchange derivative contracts, contracted to protect the Company future cash flows are summarized below:

COSAN LIMITED

Summary of Hedge* as of March 31, 2011	Fiscal Year
2011/12
Sugar
NY#11
Volume (thd tons)	1,828.4
Average Price (¢US$/lb)	21.9
London #5
Volume (thd tons)	54.5
Average Price (US$/ton)	748.9

US$
Volume (US$ million)	451.1
Average Price (R$/US$)	1.730
To be sold / crop (thousand tons)	3153,6
% sales of sugar hedged	60%

Hedge Accounting Impacts

As from April 1, 2010, the Company adopted the hedge accounting in the modality of cash flow, for certain derivative financial instruments designated to cover the sugar price risk and risk of exchange variation on revenues of sugar export. In the year ended March 31, 2011, we had the deferral (reclassification between financial results  and the “reserve” account, in net assets) of R$393.0 million in net losses with these derivatives, and R$160.3 million was transferred to net operating income for the year. The table below shows the expectation of transfer of the balance of gains/ losses of net assets at 3/31/11 to net operating income in future years in accordance with the coverage period of the designated hedge instruments.

				Expected period to affect P&L
Derivative	Market		Risk	2011/12	2012/13	Total
Future	OTC/NYBOT	#	11	(353.9)	2.8	(351.1)
NDF	OTC/CETIP		USD	134.0	-	134.0
(=) Hedge Accounting impact				(219.9)	2.8	(217.1)
(-) Deferred income taxes				74.8	(1.0)	73.8
(=) Other comprehensive income				(145.1)	1.8	(143.3)

COSAN LIMITED

Net Income

Net income (R$ MM)

Cosan ended FY’11 with net income of R$771.6 million, compared to a net income of R$1,053.7 million of FY’10.

The result for FY’11 was benefited from larger volumes in CAA and CCL, better prices, specially, in sugar and ethanol, and the ramp-up of transportation activities of Rumo and of cogeneration projects, which justified an increase of 30% in the profit before the equity method, of the financial results and taxes on income, which increased from R$ 1,013.5 million in the prior year to R$ 1,312.6 million in the current year. It should also be pointed out that in the prior year we had a positive effect of R$ 270.3 million related to gains with the adhesion to the REFIS program, which did not occur this year.

The net financial income of the prior year which was R$ 455.1 million (compared to a net expense of R$ 146.7 million this year), also had an important participation in the result for that year, being significantly impacted by the gains with derivative transactions (of R$ 354.8 million) and gains with the effects from Real appreciation before the US dollar, which was less representative this year.

In terms of effective rate of taxes on income, compared to the nominal rate of 34%, this year we had an average rate of 35% compared to 29% in the prior year, considering that some gains in the scope of REFIS recognized that year, were not taxable.

COSAN LIMITED

E. Financial Condition

The financial gross debt, excluding Resolution 24711, totaled R$6.5 billion in the year ended March 31, 2011, an increase of 22.6% in relation to R$5.3 billion in the year ended March 31, 2010.

During the year, there was the funding of (i) R$514.8 million related to Perpetual Bonus (equivalent to USD 300 million) mainly used to settle the short term debts (ii) R$1,186.9 million in lines contracted from BNDES, Finame and Finem, mainly related to projects of energy cogeneration, greenfields, mechanization and investments in rail assets and terminals by Rumo; and (iii) R$138.5 million in the Program for Support of the Sugar Alcohol Sector (PASS) and rural credits ; (iv) acquisition of Zanin mill, in which Cosan assumed financial debts of R$ 235.0 million and (v) amortization of R$1,967.9 million of principal and interest paid

Debt per Type (R$MM)	4Q'10	4Q'11	% ST	Var.
Foreign Currency	3.622,5	4.054,5		388,7
Perpetual Notes	810,9	1.236,2	1,2%	(28,7)
Senior Notes 2017	720,6	659,0	0,3%	(26,8)
Senior Notes 2014	631,2	576,8	3,7%	(28,5)
FX Advances	296,4	228,2	100,0%	17,8
Pre-Export Contracts	980,6	736,5	38,0%	6,5
Export Credit Notes	182,8	617,8	1,1%	448,4
Local Currency	1.711,7	2.462,3		(304,7)
BNDES	1.055,3	1.589,5	8,8%	(29,4)
Finame (BNDES)	199,1	705,2	10,9%	23,7
Overdraft	58,7	62,3	100,0%	25,6
Credit Banking Notes	62,5	31,4	0,0%	31,4
Credit Notes	380,1	10,1	50,9%	(295,6)
Rural credit	-	92,4	100,0%	1,5
Expenses with Placement of Debt	(44,0)	(28,5)	26,5%	8,9
Gross Debt	5.334,2	6.516,8	35,4%	83,9
Cash and Marketable Securities	1.078,4	1.254,1		117,2
Net Debt	4.255,8	5.262,7		(33,2)
PESA debt	603,6	674,5	0,0%	21,7
CTNs	205,7	257,5	0,0%	14,8

In the year ended March 31, 2011, the resources in cash of Cosan totaled R$1.3 billion, with its net debt amounting to R$5.3 billion, equivalent to 1.9 times the EBITDA.

1 As disclosed in the explanatory note 13 of the financial statements, this debt from Resolution2471 is backed by the National Treasury certificates, acquired by the Company and recorded in non-current assets. For this reason, we did not consider this debt in the indebtedness analysis

COSAN LIMITED

F. Investments

The capital expenditures (Capex) amounted to R$2,193.5 million in the FY’11, 13.8% higher than the same prior year period, mainly influenced by investments of: (i) R$427.9 million made by Rumo, as set forth in its investments plan, (ii) plating totaling R$386.9 million, (iii) R$124.1 million in mechanization and (iv) R$121,9 million in projects related to Safety, Health and Environment area. Below a summary of the investments in each of the main groups/ categories:

	Capex (R$MM)	FY10	FY'11
CAA - Capex operacional		1,229.6	1,756.8
●	Biological assets	647.5	745.0
●	Inter-harvest Maintenance Costs	332.4	514.2
●	SSMA & Sustaining	45.0	121.9
●	Mecanização	30.5	124.1
●	Projects CAA	174.2	251.6
CAA - Capex de expansão		972.0	441.7
●	Co-generation Projects	376.4	287.6
●	Greenfield	462.2	66.9
●	Expansão	133.4	87.2
CAA - Total		2,201.6	2,198.6
CCL		130.5	191.6
Rumo		143.8	427.9
IFRS reclassification		69.6	219.1
(=)	Capex Consolidado	2,545.5	3,037.2
●	Investments	16.0	159.9
●	Cash received on Sale of Fixed Assets	(126.2)	(47.5)
(=)	Investment Cash Flow	2,435.3	3,149.6

CAA

In FY’11 the Company maintained the high level of investments in plantation and crop treatment that with the IFRS began to be treated as addition to the biological assets which increased 15% compared to the previous year. The expenses with inter harvest maintenance, which presented an increase of 54.9% when compared to the prior year, totaled R$514.2 million.

The investments related to Safety, Health and Environment (SSMA), presented an increase of 171.1% when compared to the prior period. Most of these investments were focused on vignasse, projects, which is a byproduct reused as fertilizer in the sugarcane crops, aiming to create less exposure in its transportation from the plant to the agricultural areas.

Investments in agricultural mechanization totaled R$124.1 million, 4 times what was invested in the prior year, basically composed of agricultural equipment and machinery and adjustment of its units to receive sugarcane from mechanized crop.

The CAA projects consumed R$251.6 million of total investments in the fiscal year, amount 44.4% higher than the prior year. Such growth shows that the Company continues to maintain substantial investments in its production units in the processing and agricultural areas.

COSAN LIMITED

The investments in cogeneration amounted to R$ 287.6 million, mainly for the units of Ipaussu, Univalem and Bonfim. Other units received small investments, less relevant due to the final phase of investments.

The investments in greenfield projects of Cosan, Jataí (GO) and Caarapó (MS), decreased 85.5%, compatible with the final stage of investments.

Investments in expansion of capacity of sugar plants totaled R$87.2 million, 35.7% lower than the investments in the same prior year period. This decrease was due to the conclusion of most of the projects in the units Gasa, Ipaussu, Bonfim, Junqueira, Tamoio, Costa Pinto and Barra.

In line with its growth plan and always alert for market opportunities, Cosan concluded, on February, the acquisition of Zanin mill, totaling R$90.0 million plus debts previously mentioned.

Rumo

Of the total of R$427.9 million invested by Rumo, in line with its business plan, approximately 55% was addressed to the acquisition of locomotives and 45% for investments in construction of permanent road, terminals in the countryside of São Paulo and in the Santos Port. In line with its business plan to become a multimodal logistics alternative, Rumo acquired, on March 2011, control of Logispot Armazéns Gerais for R$ 48.9 million.

CCL

In FY’11, the capex of CCL amounted to R$191.6million, representing an increase of 46.9% when compared to the prior year. Out of this total, R$68.3 million refer to the purchase of intangible assets related to long term contracts with clients, which were not treated as Capex before the IFRS. The remaining R$123.3 million are concentrated in the supply and distribution in the terminals of fuels distribution, implementation of new programs and system, especially in the tax area and the updating if the storage system of lubricants.

RETAINED EARNINGS PROPOSAL
Cosan S.A. Bylaws establishes minimum mandatory dividends of 25% of the Company’s annual net income, adjusted by legal reserves. Therefore Cosan provisioned in March 31st 2011 R$183.3 million. However, the management will propose at Annual General Meeting (AGM) to take place on July 29, 2011 a complement of R$ 16.7 million, amounting to R$ 200 million to be distributed if approved.

The remaining accumulated profits in the fiscal year, in the amount of R$ 549.8 million will be proposed to remain at an specific reserve account to investment projects in budget that will be approved at AGM.

RESEARCH AND DEVELOPMENT
In 2002 we established a partnership with the University of Campinas – UNICAMP to develop a system of geographical information, aiming at improvement of the monitoring of our crops. Through this partnership we have developed a tool that monitors the sugar cane crops using satellite images. The system provides subsidy for conduction of more precise production estimates, in addition to generating extremely detailed information

COSAN LIMITED

concerning the general conditions of our cane fields, which gives us the opportunity of enhancing the procedures for management of agricultural cultures. Presently we monitor all of the land areas where we produce sugarcane, whether on our own land or on leased areas or suppliers’ areas.

We have established service agreements with the following technological institutes for development of new varieties of sugarcane: Centro de Tecnologia Canavieira (Sugarcane Technology Center), or CTC, of which we are the majority shareholder; Federal University of São Carlos – UFSCAR and Instituto Agronômico de Pesquisa (Agronomics Research Institute), or IAC. The CTC is a private institution intended for research and development of new technologies for agricultural, logistics and industrial activities, as well as for creation of new varieties of sugarcane. The CTC developed the biodegradable plastic (PHB) and biological alternatives for control of plagues. Furthermore, it created the VVHP sugar (with extremely high polarization), which requires less energy to be processed, and also developed the co-generation technology. We analyze the best forms for possible use of our varieties of sugarcane in view of the different soil and climatic conditions of the five main regions of the State of São Paulo.

We have maintained an agreement with CanaVialis S.A. (“CanaVialis”) since June 2006, to provide to Cosan a program of genetic enhancement of sugarcane specifically developed for our mills. The Company has been obtaining benefits from its support service and from the use of its bio-plant, which allows us to reduce the time that is necessary for production of seedlings and provides for us access to new and improved varieties of sugarcane by means of its genetic enhancement program. In 2006 CanaVialis implemented an experimental station at our Destivale unit, which conducts tests of new species of sugarcane specially selected for Cosan’s production structure.

We analyze and develop, together with our suppliers and partners, different types of input, machinery and agricultural implements used to facilitate and improve the cultivation of sugarcane, considering also the different conditions of our soil. We share this technology with sugarcane suppliers so that they can obtain better sugarcane yields and quality.

In December 2009 the partnership between Cosan and Amyris was announced, which aims at implementation of Amyris technology in one of the mills of the group for production of biofuels with high added value. With an investment of up to R$50 million, in addition to producing sugar and ethanol the unit will be also able to produce farnasene, a chemical component that results from fermentation of sugarcane syrup with yeasts. The partnership is still in a phase of study of the implementation and obtainment of capital for investment. For Cosan, the development of new sources of renewable energy, such as the biofuels, is strategic, and this work with Amyris is part of this context.

PROTECTION OF THE ENVIRONMENT

Oriented by principles of eco-efficiency, the operations of the Cosan Group are regulated by environmental licenses issued by the various pertinent authorities of the States in which we are present. Our units seek to develop and implement management systems that are recognized worldwide.

COSAN LIMITED

Following its policy, jointly with another three partners Cosan announced the conduction in June/08 of the first international shipment of ethanol with a socio-environmental seal and with verification of important sustainability criteria. The transaction, shipment of which had Sweden as its destination, resulted from a pioneering agreement executed between Cosan and other ethanol producers with Swedish corporation Sekab, the most important buyer of Brazilian ethanol in Europe. The agreement was an initiative of the companies involved in the transaction, aimed at taking the first step in a process of continual improvement, with the purpose of serving one of the most demanding consumers in the world. It is important to stress that the mills were able to meet the requirements of the European consumer without altering their current operating practices.

After such innovative contract, Cosan already settled several other partnerships based on sustainability Standards. In addition, Raízen, the joint venture between Cosan and Shell, committed to certify all its mills according to the Bonsucro standard by 2017.

In this way, the companies show evidence of compliance with labor laws, respect for environmental norms and also strengthen their commitment to adjustment to the rules of the Agro-Environmental Protocol, executed with the State of São Paulo and stipulating the end of the practice of burning the crops until 2014.

As regards Cosan CL, we will be proceeding with all of the projects related to the environment, among which, are highlighted (i) the Esso-Mamirauá Program for Environmental Education in the Central Amazon Region; (ii) the OndAzul Foundation, which is dedicated to preservation of aquatic ecosystems, and (iii) the PiraCena Project, which aims at study and recovery of the Piracicaba River Basin, in São Paulo. Cosan CL, which has always been committed to maintaining high standards of safety, healthy and care with the environment, maintaining awareness of the importance of managing the businesses with the purpose of preventing incidents and controlling spillage and loss of fuels, as well as of rapid and efficient response to incidents resulting from operations, cooperating with the industrial organizations and with the authorized government agencies.

For more information on sustainability initiatives, please refer to 2009/10 Sustainability Report, based on GRI standards.

HUMAN RESOURCES

On March 31, 2011, with inclusion of the employees of our controlled subsidiaries, we had 35,351 employees (March 2010: 39,999). All of our employees, including migrant and temporary rural workers are hired directly by the Company under the CLT (Brazilian Consolidated Labor Laws) system.

The Company maintains harmonious relationships with the Workers’ Unions that represent its employees, of which approximately 30% of the employees are members. The collective bargaining agreements to which we are parties or that we negotiate directly

COSAN LIMITED

normally have duration of 12 months. The Company ensures compliance with applicable labor legislation, in addition to strict observance of the conditions covenanted in the collective bargaining instruments executed with the unions, applying them equally to unionized and non-unionized employees.

We offer for our employees, including our executives, benefit packages that include balanced meals, medical, hospital and dental plan, subsidy for acquisition of medications, food basket or meal vouchers, group life insurance, scholarships, among others, which are applicable to its different internal publics. All of our employees are eligible for the profit sharing programs, which are customized by area of activity and developed in accordance with applicable legislation, with the participation of workers’ committees and representatives of the professional unions, the remuneration for which is based on accomplishment of operating targets and performance. The members of our Board of Directors are not entitled to such benefits.

In the last fiscal year we had results that were relevantly positive in matters concerning Occupational Safety and Health. The corporate team was restructured and began to rely on specialists in the areas of Management, Hygiene, Ergonomics and Emergency Control Systems. This year projects were developed that contributed to a reduction of more than 20% of the TF – Frequency Rate for lost-time accidents, when compared with the previous fiscal year. Among the projects implemented we highlight: (i) the PROEX – Programs for Behavioral Excellence, (ii) the Skills Development for Investigation and Analysis of Accidents and of Occupational Hygiene, and (iii) the Safety Audit in the Agricultural and Industrial areas and the 5 Ss Program.

The company consolidated its professional skills development programs, with strong activity and investments in structured programs for development of managers, leaders and engineers, through an internal MBA and skills development training for professionals of the technical and production areas. In the last year the bases were structured for a solid career and succession plans in the Company, in addition to continuity of the performance and competencies appraisal programs, based on the meritocracy method.

CORPORATE RESTRUCTURING AND NEW BUSINESS

During the fiscal year ended on March 31, 2011, the principal corporate transactions carried out by the Company were:

a.	Formation of Raízen (JV with Shell)

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell (“Shell”), had reached a non-binding memorandum of understanding (“MOU”) to form a joint venture for a combined 50/50 investment. On August 25, 2010 the Company announced the conclusion of the negotiations with Shell and signed a binding MOU along with other arrangements. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil and its interests on second generation ethanol research and development entities (Iogen and Codexis). Shell will also make a fixed cash contribution in the amount of approximately $1.6 billion over a two year period. The sugar logistics and lubricants distribution business along with the investment in Radar Propriedades

COSAN LIMITED

Agrícolas S.A. will not be contributed to the joint venture. On January 4, 2011, the Company received unconditional merger clearance from the European Union to form the proposed Joint Venture in Brazil. On June 1, 2011, the Company signed the closing agreement to form the joint venture, denominated Raízen. During the year ended March 31, 2011, the joint venture did not impact Cosan’s financial statements except for the incurrance of costs and expenses related to its future formation.

b.	Purchase of control of Logispot Armazéns Gerais (“Logispot”)

On March 14, 2011, Cosan, through its indirect subsidiary Rumo Logística S.A. (“Rumo”), purchased 874,226 common shares of Logispot, totaling R$ 48,888 cash which increased its participation in the common shares of Logispot from 14.28% to 51.00%.

Logispot is located in the city of Sumaré and is an important link between plants in the state of São Paulo and Santos Port. The terminal is accessed by all railroads that cross the state of São Paulo and is beside the Anhanguera, Bandeirantes and Dom Pedro highways. The site has a static capacity of 400,000 tons, a structure to receive and send both through roads, as well as by rail, but the potential to carry a composition of 120 railcars of 90 tones per day (unaudited information). The fair value at the acquisition date of the consideration transferred totaled R$ 68,880, which consisted of the following:

Cash	48,888
Fair value of 14.28% of Cosan in Logispot immediately before the business combination	19,992
Total	68,880

c.	Purchase of Control of Cosan Araraquara Açúcar e Álcool Ltda. (“Usina Zanin”)

On February 18, 2011, the Company acquired 100% of the share capital of Usina Zanin, for R$90,000 cash.

Usina Zanin is located in the city of Araraquara and has a production capacity of 300cbm / day of anhydrous ethanol, 220 cbm/ day of hydrous ethanol, 925 tons / day of sugar and storage capacity of 35,000 m³ of ethanol and 25,000 tons of sugar (unaudited information).

PERSPECTIVES

The new fiscal year promises great challenges for all Cosan’s business units but mainly for the new company resulting from partnership with Shell, Raízen. Once the negotiations with Shell have concluded and regulatory approval has been given (still pending approval from CADE), the new company, which began operating on June 1, 2011, has clear integration, consolidation and growth goals with great potential for creating value and capturing synergies.

COSAN LIMITED

The sugar, ethanol, and energy cogeneration segment of Raízen has laid down the foundation for the next five-year growth, which anticipates an increase in crushing capacity of its mills from 65 to 100 million tons of sugarcane. For the next year, investments in the growth strategy are expected to begin based on expansion of capacity at existing mills and increase in sugarcane growing area. Energy cogeneration will continue to implement investments proposed so as to follow the commissioning schedule of its mills and supply of energy under agreements previously established.

The purpose of Raízen Combustíveis is to integrate the operations of both companies (Shell and Esso) by consolidating synergies and follow the plan for growth on the fuel distribution market.

Rumo Logística, despite the difficult year for its port operations, and hardships faced by the Brazilian sugarcane crops, met the investment plan for the first year of operation. For the next fiscal year, Rumo has ahead of a decisive year in implementing its business plan, which anticipates large investments in ALL - America Latina Logística’s concession railway as well as its port terminals in order to create efficiency and increase its lifting and shipping capacity.

For all of the above, this will be very important year for the company that will prove to be a leading and innovative company strategically well positioned, to take advantage of the best growth opportunities, and create value to all stakeholders.

INVESTORS RELATIONS

Cosan is a publicly-held joint stock company. On March 31, 2011 capital stock was represented by 407,214,353 common registered book-entry shares (406,560,317 on March 31, 2010), with no par value.

The Company conducted its initial shares offering in the São Paulo Stock Exchange (BOVESPA) in November 2005, listed under the principal level of corporate governance of the BOVESPA, the Novo Mercado (New Market). The Company’s controller, Cosan Limited, conducted its initial shares offering in the New York Stock Exchange (NYSE) in August 2007. The Cosan Group is a pioneer in the sugar and ethanol sector, having become the first Brazilian group to go public in Brazil and in the United States of America.

The Company’s relationship with the financial community and with the investors stands out for its disclosure of information with transparency and characterized by its respect for legal and ethical principles. The Investors Relations area maintains contacts with investors and market analysts, sponsoring events for disclosure of information concerning the Company’s performance. Cosan also maintains a site for relationship with investors that contains information that is always updated, specific, segmented and aimed at distinct publics: analysts, institutional investors and individual investors.

COSAN LIMITED

CORPORATE GOVERNANCE

Cosan conducts its operations following best corporate governance practices. The Company is listed in the principal level of Corporate Governance of the Bovespa, known as the Novo Mercado, since it launched its shares in the Brazilian stock market in 2005, and is bound by the arbitration rules of the Câmara de Arbitragem do Mercado (Chamber of Arbitration of the Market), in accordance with the Commitment Clause of its By-Laws.

In order to ensure transparency of management and of its businesses, for the benefit of shareholders and investors, the Company relies on a policy of disclosure of information that establishes rules and procedures for persons who are linked to the Company (executives and employees) who have access to relevant information and facts, and defines the criteria, the moment and the party responsible for disclosure of such information to the investors, in order to assure that the data for the market are distributed in an ample, transparent and homogenous form.

The Company’s equity controller was the first Foreign Private Investor (FPI) in the sector that it operates to be listed on the New York Stock Exchange. In this way, the Company implemented the internal controls procedures with the aim of adapting to the requirements of Section 404 of the Sarbanes-Oxley Law (SOX), based on the methodology established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) for internal controls. The Company adjusted to Section 302 of the same Law, which determines that executive officers must represent that they are responsible for the controls and procedures for disclosure of information. The Company has been continually enhancing its internal processes and ratifying its commitment to better Corporate Governance practices.

Board of Directors – The board of directors is the body that takes certain decisions according to the Bylaws and is responsible for, among other incumbencies, establishing the general guidelines and policies of our business. Our board of directors is also responsible for supervision of the executive board and for monitoring implementation by the executive officers of the policies and guidelines that are established from time to time by the board of directors. The Cosan Board of Directors consists of nine members, of whom three are independent. On July 30, 2010 the members of the Board of Directors of the Company were reelected in an Annual Shareholders’ Meeting for a new term of office.

Fiscal Council – Instituted and elected on July 30, 2010, it consists of three regular members, all of whom have an annual term of office. Integrated with the transparency and corporate governance policy, the Fiscal Council meets every quarter to monitor the administrative acts and to analyze the Company’s financial statements.

Executive Board – Acts as an executive body. The Executive Officers are responsible for internal organization, daily transactions and implementation of the general policies and guidelines established from time to time by the board of directors. Responsible for direct management of the businesses, it consists of a president and chief executive officer, three executive vice-presidents and four executive officers, who are elected by the Board of Directors for a term of office of two years, which can be extended until investiture of the members to be elected subsequently.

COSAN LIMITED

Risk Management Committee – The Company’s risk management committee comprises three members of the Board, one of them independent, which meets at least annually to discuss and determine the Company's hedge policy. Members of our risk management committee are Mr. José Alexandre Scheinkman (Chairman), Marcelo Eduardo Martins and Marcos Marinho Lutz. Additionally, we have also established an Executive Committee of Risks, formed by a member of the Board and several executives of the Company. The Executive Committee meets weekly to analyze the behavior of the exchange and commodity markets, to discuss the positions of hedging and pricing strategy for the sugar’s export, to reduce the adverse effects of changes in sugar prices and the exchange rate as well as monitoring the liquidity and counterparty (credit) risks. Our policy is to hedge the cash flow’s exposure to the risks described above mainly by means of natural hedge. For exposures that can not be considered as natural hedge, we use derivative financial instruments, including futures contracts, swaps and options in OTC markets, stock exchanges or financial institutions with high ratings.

Audit Committee – Cosan Limited Board of Directors decided that Marcus Vinicius Pratini de Moraes (Chairman of the Board) and Mailson Ferreira da Nóbrega are the “financial specialists of the audit committee”, as defined in the current rules of the SEC, fulfilling the requirements of independence of the SEC and the listing standards of the NYSE. To obtain more information about our audit committee, see “Item 6C. Board Practices - Audit Committee”. The members of our audit committee are Messrs. Marcus Vicinius Pratini de Moraes (Chairman), Mailson Ferreira da Nóbrega and Hélio França.

Compensation Committee – We have a compensation committee that is responsible for reviewing and approving the remuneration and benefits granted to our executive officers and to the key members of our management, making recommendations to the Board in relation to matters relative to compensation and to granting to our executive officers and other employees remuneration based on shares, according to our stock incentives plan. The committee is also responsible for analyzing the terms of the plan, for altering it and for taking any other measures that may be necessary to manage it in our best interest. The members of our compensation committee are Messrs. Pedro Isamu Mizutani (Chairman), Marcus Vinicius Pratini de Moraes and Marcelo de Souza Scarcela Portela.

RELATIONSHIP WITH OUTSIDE AUDITORS

The Company’s policy for contracting with the independent auditors services that are not related to outside auditing is based on the principles that preserve their independence. According to internationally accepted standards, these principles are that: (a) the auditor must not audit his/her own work; (b) the auditor must not perform in a position of management with his/her client, and (c) the auditor must not legally represent the interests of his/her clients.

In compliance with CVM Instruction No. 381/03, we inform that the other services contracted with our independent auditors – Ernst & Young Auditores Independentes S.S. and their related parties, during the current fiscal year, were related to review of the internal controls, review of the sustainability report, due diligence in new developments and other services related to auditing work and that had no implication for the principle of independence described in the above paragraph.

COSAN LIMITED

APPRECIATION

The Management of Cosan Limited is thankful to its shareholders, customers, suppliers and financial institutions for their collaboration and trust, and most especially to its employees for their dedication and applied efforts.

Management.

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STATEMENT FROM OFFICERS

Under the terms of article 25, 1st paragraph, 5th and 6th items of Instruction CVM nr 480/09, the Executive Body declares that reviewed, discussed and agreed with the Financial Statements from the fiscal year 2011, ended on March 31st, 2011. The Body also reviewed, discussed and agreed with the Report of Independent Auditors issued on June 6th, 2011, by Ernst & Young Auditores Independentes S.S., CRC 2SP015199/O-6.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	June 23, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer